Form 10-K, Exhibit 13
period 1996-12-31
COOPERATIVE BANKSHARES INC
filed 1997-03-28
CIK 923529

                                  EXHIBIT 13

                                  COOPERATIVE


                                BANKSHARES, INC.



                                 ANNUAL REPORT
                               DECEMBER 31, 1996

                          COOPERATIVE BANKSHARES, INC.


-------------------------------------------------------------------------------

PROFILE Cooperative Bankshares, Inc., is the parent company of Cooperative Bank For Savings, Inc., SSB. The Bank is chartered under the laws of the state of North Carolina to engage in general banking business. Cooperative offers a wide range of retail banking services including deposit services, banking cards and alternative investment products. These funds are used for the extension of credit through mortgage loans, consumer loans and other installment credit such as home equity, auto, boat loans and check reserve.

                   Chartered in 1898, Cooperative's headquarters is located in Wilmington, North Carolina. Cooperative operates 17 offices throughout the coastal and inland communities of eastern North Carolina from Corolla located on the Outer Banks of North Carolina to Tabor City located on the South Carolina border.

                   The common stock of Cooperative Bankshares, Inc., is traded on the NASDAQ National Market under the symbol "COOP".

-------------------------------------------------------------------------------

MISSION It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers, and to do so while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.

-------------------------------------------------------------------------------
TABLE OF CONTENTS  Selected Financial and Other Data .....................    2
                   President's Message ...................................    3
                   Management's Discussion & Analysis .................... 4-11
                   Report of Independent Accountants .....................   12
                   Consolidated Statements of Financial Condition.........   13
                   Consolidated Statements of Operations .................   14
                   Consolidated Statements of Stockholders' Equity .......   15
                   Consolidated Statements of Cash Flows  ................16-17
                   Notes to Consolidated Financial Statements ............18-36
                   Directors, Officers, and Office Locations .............   38
                   Corporate Information .................................   39

                       SELECTED FINANCIAL AND OTHER DATA

----------------------------------------------------------------------------------------------------------------

                                            DECEMBER 31,   December 31,   December 31,    March 31,    March 31,
Financial Condition (Dollars in Thousands)     1996           1995           1994           1994         1993
-----------------------------------------------------------------------------------------------------------------
  Assets                                    $  341,300     $  311,843     $  324,252   $  312,513   $  307,586
  Loans receivable, net                        263,313        234,008        240,194      215,497      205,446
  Mortgage-backed and related securities        28,825         30,907         31,658       37,202       39,301
  Cash, securities and other investments        40,942         35,540         40,320       47,039       48,872
  Goodwill                                           0          3,602          3,894        4,113        4,405
  Deposits                                     278,139        270,071        266,079      273,704      283,148
  Borrowed funds                                35,435         10,089         30,000        9,650            0
  Stockholders' equity                      $   25,470     $   29,083     $   26,923   $   26,148   $   21,639
-----------------------------------------------------------------------------------------------------------------

Summary of Operations (Dollars in Thousands
except per share amounts)
                                            YEAR ENDED     Year ended     9 Mo. ended   Year ended   Year ended
                                            DECEMBER 31,   December 31,   December 31,   March 31,    March 31,
                                                1996           1995           1994         1994         1993
-----------------------------------------------------------------------------------------------------------------
  Interest income                           $   22,793     $   21,904         16,610       22,079       24,189
  Interest expense                              13,630         13,701          8,302       10,565       12,648
  Net interest income                            9,163          8,203          8,308       11,514       11,541
  Provision for loan losses                        156              3              0           30          140
  Non-interest income                              570            620            502        1,538          636
  Non-interest expenses (1)                     12,251          7,121          4,967        6,269        5,871
  Income (loss) before income taxes and
    accounting change                           (2,674)         1,699          3,843        6,753        6,166
  Income (loss) before accounting change        (3,250)         1,024          2,487        4,032        3,927
  Cumulative effect of a change in
    accounting for income taxes                      0              0              0          203            0
  Net income (loss)                         $   (3,250)    $    1,024     $    2,487   $    4,235   $    3,927
-----------------------------------------------------------------------------------------------------------------
Other Selected Data

Return on average assets (2)                    (1.01)%          0.32%          1.01%        1.35%        1.28%
Return on average equity (2)                   (11.40)%          3.62%         12.28%       17.46%       19.88%
Stockholders' equity to total assets              7.46%          9.33%          8.30%        8.37%        7.04%
Non-performing assets to total assets             0.44%          0.25%          0.15%        0.30%        0.86%
Allowance for loan losses to total loans          0.29%          0.31%          0.31%        0.34%        0.33%
-----------------------------------------------------------------------------------------------------------------
Per Share Data (3)

Net income (loss)                           $    (2.18)    $     0.65     $     1.57   $     2.69   $     2.52
Tangible book value                         $    17.07     $    17.08     $    15.44   $    14.77   $    11.55
Number of common shares outstanding          1,491,698      1,491,698      1,491,698    1,491,698    1,491,698
-----------------------------------------------------------------------------------------------------------------

(1) Includes one time special assessment for deposit insurance of $1.8 million and a charge-off of impaired goodwill of $3.4 million.

(2) Return on average assets and return on average equity for the nine months ended December 31, 1994 have been annualized for comparative purposes.

(3) All per share amounts are adjusted for all stock dividends and splits.

                              PRESIDENT'S MESSAGE

TO OUR STOCKHOLDERS:

        The year 1996 was one marked by continued improvement in the overall condition of Cooperative Bankshares, Inc. As the year progressed the Bank's net interest margin, or the difference between interest from earning assets and interest expense from liabilities, continued to widen. This allowed the Bank's net income to increase steadily throughout the year as each quarter resulted in improved earnings.

EARNINGS

        Net income for the year ended December 31, 1996, rose 45% over the previous year to $1,487,895 or $.94 per share, excluding a one time, special assessment for deposit insurance of $1,782,810, and a charge-off of good will of $3,359,791 related to an acquisition made in 1983. Income for the year ended December 31, 1995, was $1,024,381, or $.65 per share. Net loss for 1996 after the one time charges was $3,249,853 or $2.18 per share.

LOANS

        During the year 696 mortgage loans were originated totaling $67,337,259, a 51% increase over the level of originations in the previous year. Despite this increase in the overall level of loan volume, we continue to adhere to strict underwriting criteria. While we now make a wide range of loans, including consumer and commercial loans, the primary focus during the past year has continued to be on origination of one-to-four family residential loans. During 1995, the Bank consolidated its loan servicing and originating operations, utilizing an automated system to better facilitate the origination and servicing of our loans. I am pleased to report that this increase in overall loan volume during 1996 has not caused any substantial increase in either personnel or other overhead expense due to the previous consolidation of these operations, allowing a more streamlined, cost efficient operation.

ASSET QUALITY

        The quality of our assets remains a top priority for the Bank. As of December 31, 1996, nonperforming loans and real estate owned, totaled $1,494,394, or 0.44% of assets. The allowance for loan losses has been increased to $807,539; and while this is considered to be adequate at the present time to cover any potential loan loss exposure, the Bank is continuing to add to this allowance to further protect our investment in loans.

RECENT DEVELOPMENTS

        As previously mentioned, the Bank was assessed a one time special assessment of $1,782,810 to recapitalize the SAIF insurance fund of the FDIC. SAIF insured financial institutions throughout the country were assessed this one time charge as of September 30, 1996. Going forward, this assessment will have a positive effect on both the overall strength and condition of the SAIF insurance fund, since it has been completely recapitalized. It will also positively impact the earnings of Cooperative since we will now benefit from a significant decrease in the premiums paid to the SAIF fund in the future. The charge-off of $3,359,791 also positively affects the Bank's future earnings, since the Bank was charging off goodwill over the next twelve years at the rate of approximately $292,000 per year.

        The Retail Banking Division continues to develop new products, and is emphasizing currently a new commercial checking account called, "Strictly Business". With the addition of this commercial checking account as well as commercial, consumer, and personal loans and checking accounts, we are now truly a full service community bank.

        During the previous several years, the Bank had experienced a downturn in earnings, largely due to a shrinkage in the Bank's net interest margin. I am pleased to report that the net interest margin for the year ended December 31, 1996, had grown to 2.97% as compared to 2.67% at the same period in 1995. While we anticipate that this margin will continue to expand in the future, it is also important to note that the Bank has taken steps to reduce its exposure to fluctuations in interest rates in the future.

SUMMARY

        I am pleased that the Bank's performance during the past year substantially exceeded that of the previous year, and am particularly proud of the efforts put forward by our staff, officers, and Directors in bringing these results to fruition. I am also pleased that we have the recapitalization of our deposit insurance fund behind us and can anticipate enhanced earnings as a result of a reduction in our deposit insurance premiums. Both the reduced SAIF premium and the charge-off of goodwill should improve earnings of the Bank in the future. I continue to remain optimistic about our future, and appreciate your confidence and support.

Sincerely,

Frederick Willetts, III

President

                      MANAGEMENT'S DISCUSSION & ANALYSIS

GENERAL
        Cooperative Bankshares, Inc. (the "Company") is a registered savings bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company of Cooperative Bank For Savings, Inc., SSB, ("Cooperative Bank" or the "Bank") a North Carolina chartered stock savings bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

        Cooperative Bank is chartered under the laws of the state of North Carolina to engage in general banking business. The Bank offers a wide range of retail banking services including deposit services, banking cards and alternative investment products. These funds are used for the extension of credit through mortgage loans, savings account loans and other installment credit such as home equity, auto and boat loans and check reserve.

        The Company conducts its operations through its main office in Wilmington, North Carolina and 16 offices throughout eastern North Carolina. The Company considers its primary market for savings and lending activities to be the communities of eastern North Carolina extending from the Virginia to the South Carolina borders.

        The Company's Board of Directors approved a change in the Company's fiscal year end from March 31 to December 31, effective with the nine months ended December 31, 1994. Accordingly, this report presents financial information for the nine month transition period ended December 31, 1994, and the fiscal years ended December 31, 1995 and 1996. The following management's discussion and analysis is presented to assist in understanding the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this report.

MANAGEMENT STRATEGY

        It is the mission of the Company to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, excellent service for our customers, and to do so while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.

        Cooperative Bank's lending activities are concentrated on the origination of conventional mortgage loans for the purpose of constructing, financing or refinancing one-to four-family residential properties. As of December 31, 1996, $258.7 million, or 93.2%, of the Bank's loan portfolio consisted of loans secured by one- to four family residential properties. Also at that date, approximately 96.0% of the Bank's total loan portfolio consisted of loans secured by residential real estate. To a lesser extent, the Bank originates multi-family, nonresidential real estate loans, home equity line of credit loans, secured and unsecured consumer and business loans. While continuing to place primary emphasis on residential mortgage loans, the Bank is taking a more aggressive position in pursuing business lending, and nonresidential real estate lending involving loans secured by small commercial properties with balances generally ranging from $100,000 to $500,000. The Bank's primary emphasis is to originate adjustable rate loans with the fixed rate loan as an option. As of December 31, 1996, adjustable rate loans totaled $182.8 million, or 69.2%, and fixed rate loans totaled $81.3 million or 30.8% of the Bank's total loan portfolio.

INTEREST RATE SENSITIVITY ANALYSIS

        Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities.

                      MANAGEMENT'S DISCUSSION & ANALYSIS

Gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. Gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets. At December 31, 1996, Cooperative had a one-year negative gap position of 1.0%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap analysis.

Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, most of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgages-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.



INTEREST SENSITIVITY ANALYSIS
                                                               Over One     Over Five
                                              One Year         Through       Through    Over Ten
December 31, 1996                              or Less        Five Years    Ten Years     Years      Total
------------------------------------------------------------------------------------------------------------
                                                          (Dollars in thousands)
Interest-earning assets:
    Securities and other
        interest-earning assets                  $ 16,528      $  6,023      $11,010     $ 5,000    $ 38,561
    Mortgage-backed and related                    22,902         2,907          888       2,711      29,408
     securities
    Loan portfolio                                169,485        53,254       20,805      19,781     263,325
                                          ------------------------------------------------------------------
        Total                                    $208,915      $ 62,184      $32,703     $27,492    $331,294
                                          ------------------------------------------------------------------

Interest-bearing liabilities:
    Deposits (1)                                 $200,926      $ 67,129      $10,057     $    33    $278,145
    Borrowed funds                                 10,208        25,101           24         102      35,435
                                          ------------------------------------------------------------------
        Total                                    $211,134      $ 92,230      $10,081     $   135    $313,580
                                          ------------------------------------------------------------------

Interest rate sensitivity gap                    $ (2,219)     $(30,046)     $22,622     $27,357    $ 17,714
                                          ------------------------------------------------------------------

Cumulative interest rate sensitivity gap         $ (2,219)     $(32,265)     $(9,643)    $17,714
                                          ------------------------------------------------------------------
Cumulative ratio of interest-earning
    assets to interest-bearing
    liabilities                                      98.9%         89.4%        96.9%      105.6%
                                          ------------------------------------------------------------------

Ratio of cumulative gap to total assets              (0.7%)        (9.5%)       (2.8%)       5.2%
                                          ------------------------------------------------------------------

(1) Includes noninterest bearing checking accounts of $4,230,000

                      MANAGEMENT'S DISCUSSION & ANALYSIS

LIQUIDITY

         The Company's goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers, pay operating expenses, and meet regulatory liquidity requirements. Maturing securities, principal repayments of loans and securities, deposits, income from operations and borrowings are the main sources of liquidity. Scheduled loan repayments are a relatively predictable source of funds, unlike deposits and loan prepayments that are significantly influenced by general interest rates, economic conditions and competition.

         At December 31, 1996, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $68.4 million, which represents 21.8% of deposits and borrowed funds as compared to $65.3 million or 23.3% of deposits and borrowed funds at December 31, 1995. The increase in liquid assets during the twelve months ended December 31, 1996, was due to the purchase of $4.0 million in Federal Home Loan Bank bonds and $2.0 million in Federal Farm Credit Bank Bonds with a maturity ranging from two to five years.

SECURITY PORTFOLIO

         The Company's security portfolio consists of U.S. Government agency, mortgage-backed and other permissible securities. The mortgage-backed securities are guaranteed by the following agencies: Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA"), and the Government National Mortgage Association ("GNMA"). Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

         The Company's investment in mortgage-related securities includes collateralized mortgage obligations ("CMO"). CMOs are securities derived by reallocating the cash flows from mortgage-backed securities or pools of mortgage loans in order to create multiple classes, or tranches, of securities with coupon rates and average lives that differ from the underlying collateral as a whole. At December 31, 1996, the Company's investment in CMOs totaled $15 million, or 25.7% of the securities portfolio. Of the $15 million, a $10 million CMO is guaranteed either directly or indirectly through mortgage-backed securities underlying the obligations of FNMA. This FNMA CMO has a 30 year term, floats at 155 basis points over the 30 day London Interbank Offered Rate ("LIBOR") on a monthly basis and has a lifetime interest rate cap of 8%. The remaining $5 million CMO securities were issued by Chase Mortgage Finance Corporation and represent a beneficial interest in a pool of fixed-rate one- to four-family mortgage loans. The Chase CMO has a 30 year term, floats at 180 basis points over the 30 day LIBOR on a monthly basis and has a lifetime interest rate cap of 8%.

         The Company's investment in U. S. Government agency bonds includes $5 million in Federal Home Loan Banks' Dual Indexed Consolidated Bonds maturing August 4, 2003. These bonds had an 8% interest rate from August 4, 1993, through August 3, 1995, at which time the rate was adjusted to 3.485% based on an indexing formula. Subsequent interest rates will also be based on an indexing formula and will adjust annually on February 4 and August 4. The indexing formula states that the interest rate per annum will be equal to a rate determined by the 10-Year CMT less the 6 month LIBOR plus a margin of 2.9% for August 4, 1995, increasing 30 basis points annually to 5.0% for August 4, 2005.

         The mortgage-backed and related securities owned by the Company are subject to repayment by the mortgagors of the underlying collateral at any time. These repayments may be affected by a rising or declining interest rate environment. During a rising or declining interest rate environment, repayments and the interest rate caps may subject the Company's mortgage-backed and related securities to yield and/or price volatility.

                      MANAGEMENT'S DISCUSSION & ANALYSIS


         The Company's primary uses of liquidity are to fund loans and to make investments. At December 31, 1996, outstanding off-balance sheet commitments to extend credit totaled $12.9 million, and the undisbursed portion of construction loans was $12.2 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CAPITAL

         Stockholders' equity at December 31, 1996, was $25.5 million, down 12.4% from $29.1 million at December 31, 1995. The total at December 31, 1996, and December 31, 1995, includes $372 thousand and $298 thousand respectively, net of tax, of unrealized losses on securities available for sale marked to estimated fair market value under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). The reduction in equity was due to a one-time special assessment for deposit insurance of $1.8 million and a charge-off of goodwill of $3.4 million.

         Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks, supervised by the FDIC, must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 1996, the Bank's ratio of Tier I capital was 7.8%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier 1 capital plus the balance of allowance for loan losses. At December 31, 1996, the Bank had a ratio of qualifying total capital to risk-weighted assets of 15.0%.

         The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

         The Company currently exceeds all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. For further information, see
Note 9 of Notes to Consolidated Financial Statements.

OTHER INFORMATION

         Pursuant to recently enacted legislation, the FDIC levied an assessment on institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The assessment, set by the FDIC at 0.657% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. The effect of this assessment was to reduce the Company's net income, before income taxes, for the year ended December 31, 1996, by $1.8 million. As a result of this legislation, the Company's deposit insurance premiums declined substantially commencing January 1, 1997.

         In addition to numerous regulatory relief provisions contained in the recent legislation, the legislation provides for a merger of the SAIF and the Bank Insurance Fund effective January 1, 1999 if there are no insured savings associations remaining on that date, and directs the Secretary of Treasury to make recommendations to the Congress by March 31, 1997, with respect to establishment of a common charter for banks and thrift institutions.

         The Company has continually evaluated the realizability of its goodwill relating to the 1983 purchase of a savings and loan. In September 1996, this evaluation process indicated that the related branches were continuing to experience decreased profitability that had permanently impaired the goodwill. Due to this permanent impairment the Company recognized a charge-off of goodwill of $3.4 million to non-interest expense during the year ended December 31, 1996.

         In October 1995, the Company opened a new branch office in the Ogden area of Wilmington, North Carolina. The capital investment in the new branch increased the Company's non-earning assets by $840 thousand or 6.9% resulting in a slight decrease in interest income. Due to the start-up cost of the new branch office, other operating expenses increased slightly in 1996. The new branch could have a negative effect on net income for a short period of time.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL CONDITION AND RESULTS OF OPERATIONS AT DECEMBER 31, 1996 COMPARED TO DECEMBER 31, 1995

FINANCIAL CONDITION

         The Company's total assets increased 9.5% to $341.3 million at December 31, 1996, as compared to $311.8 million at December 31, 1995. The two major changes in the assets were the purchase of $6.0 million in available for sale securities and the $29.3 million (12.5%) increase in loans receivable. The securities were Federal Home Loan Bank bonds and Federal Farm Credit Bank bonds with two and five year maturity dates. The security purchase and the increase in loans during the current period were funded by retail deposits, borrowed funds, and liquid assets. The Company concentrates its lending activities on the origination of conventional mortgage loans for the purpose of the construction, financing or refinancing of one- to four-family residential properties. At December 31, 1996, over 93% of the Company's loan portfolio consisted of loans secured by one- to four-family residential properties.

         Of the $8.1 million increase in retail deposits during the twelve month period ended December 31, 1996, $1.3 million was a deposit to a checking account from a local municipality. The increase in retail deposits was used in part to fund the increase in loans receivable. Borrowed funds, collateralized through an agreement with the Federal Home Loan Bank ("FHLB") for advances, are secured by the Company's investment in FHLB stock and qualifying first mortgage loans. Borrowed funds at December 31, 1996, in the amount of $10.0 million, mature in May 1997 with the remaining amount maturing in later years. For further information, see Note 8 of Notes to Consolidated Financial Statements.

         The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $1.5 million, or 0.44% of assets, at December 31, 1996, compared to $772 thousand, or 0.25% of assets, at December 31, 1995. An increase in delinquent single family loans caused non-performing assets to be higher for the period ended December 31, 1996, as compared to December 31, 1995. The Company takes an aggressive position in collecting delinquent loans to keep non-performing assets down and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. In the opinion of management, the allowance for loan losses of $807 thousand at December 31, 1996, is adequate to cover potential losses. Subsequent to December 31, 1996, three of the non-performing loans were brought current and transferred to a new borrower, reducing the balance of non-performing assets by approximately $300 thousand.

RESULTS OF OPERATIONS

         The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans and securities portfolios and the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company's operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government, and the policies of regulatory authorities.

NET INCOME (LOSS)

         The net loss of $3.3 million for the year ended December 31, 1996, as compared to $1.0 million in income for the same period a year ago, was the direct result of one-time special charges. Pursuant to recently enacted legislation, the FDIC levied an assessment on institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The effect of this assessment was to reduce the Company's net income, before income taxes, for the year ended December 31, 1996, by $1.8 million. As a result of this legislation, the Company's deposit insurance premiums declined substantially commencing January 1, 1997. As discussed earlier, the Company recognized a charge-off of impaired goodwill of $3.4 million to non-interest expense during the year ended December 31, 1996. Excluding the one-time special assessment for deposit insurance and the charge-off of goodwill, net income for the year ended December 31, 1996, would have been $1.5 million, compared to $1.0 million for the previous year.

                      MANAGEMENT'S DISCUSSION & ANALYSIS


                          AVERAGE YIELD/COST ANALYSIS

The following table contains information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such annualized yields and costs are derived by dividing income or expense by the average balances of asset or liabilities, respectively, for the periods presented.

                                                                      For the period ended
                           -------------------------------------------------------------------------------------------------------
                                   December 31, 1996               December 31, 1995                    December 31, 1994
                           --------------------------------  -------------------------------    ------------------------------------
(DOLLARS IN THOUSANDS)                             Average                          Average                          Average
                              Average              Yield/    Average                 Yield/      Average             Yield/
                              Balance   Interest    Cost     Balance     Interest     Cost       Balance   Interest  Cost
                           --------------------------------  -------------------------------    ------------------------------------
Interest-earning assets:
   Securities and other
     interest-earning
      assets                  $ 32,511    $ 1,819    5.60%   $ 37,046    $ 2,325     6.28%   $ 46,304    $ 3,149     6.80%
Mortgage-backed and
 related securities             30,397      2,048    6.74%     32,438      2,200     6.78%     37,906      2,381     6.28%

Loan portfolio                 246,038     18,927    7.69%    237,431     17,379     7.32%    229,771     16,616     7.23%
                              --------    -------            --------   --------             --------   --------
    Total interest-earning
     assets                    308,946    $22,794    7.38%    306,915    $21,904     7.14%    313,981    $22,146     7.05%

Noninterest-earning assets      11,956                         12,454                          13,435
                              --------                       --------                        --------
    Total assets              $320,902                       $319,369                        $327,416
                              ========                       ========                        ========
Interest-bearing
 liabilities:
   Deposits                    271,156     12,670    4.67%    269,468     12,642     4.69%    267,199      9,696     3.63%
   Borrowed funds               14,839        960    6.47%     16,794      1,058     6.30%     28,527      1,373     4.81%
                               -------    -------             -------    -------             --------    -------
    Total interest-bearing
     liabilities               285,995    $13,630    4.77%    286,262    $13,700     4.79%    295,726    $11,069     3.74%

Noninterest-bearing
 liabilities                     6,389                          4,842                           4,692
                              --------                      ---------                       ---------

    Total liabilities          292,384                        291,104                         300,418
    Stockholders' equity        28,518                         28,265                          26,998
                              --------                      ---------                       ---------
Total liabilities and
 stockholders' equity         $320,902                       $319,369                        $327,416
                              ========                       ========                        ========

Net interest income                       $ 9,164                        $ 8,204                         $11,077
                                          =======                        =======                         =======

Interest rate spread                                 2.61%                           2.35%                           3.31%
                                                   ======                         =======                          ======

Net yield on interest-earning assets                 2.97%                           2.67%                           3.53%
                                                   ======                         =======                          ======

Percentage of average interest-earning
   assets to average interest-bearing
   liabilities                                      108.0%                          107.2%                         106.2%
                                                   ======                         =======                          =====
----------------------------------------------------------------------------------------------------------------------------------

INTEREST INCOME

         Interest income increased 4% for the year ended December 31, 1996, as compared to the same period a year ago. The increase in income can be principally attributed to an increase in yield and the average balance of the loan portfolio as compared to the same period last year. This was partially offset by decreases in both the average volume and rate of the other categories of interest-earning assets. Overall the yield on average interest-earning assets increased to 7.38% as compared to 7.14% for the same period a year ago, and the average balance increased slightly.

INTEREST EXPENSE

         Interest expense was essentially unchanged for the year ended December 31, 1996, as compared to the same period a year ago. The cost of interest-bearing deposits decreased to 4.67% as compared to 4.69% for the same period last year. Although there was a small reduction in average interest-bearing liabilities, the higher interest rate paid on borrowed funds (6.47%) for the current year as compared to 6.30% for last year had a negative effect on interest expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


                              RATE/VOLUME ANALYSIS

The table below provides information regarding changes in interest income and interest expense for the period indicated. For each category of interest-earning asset and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rates (change in rate multiplied by old volume); and
(iii) changes in rate-volume (changes in rate multiplied by changes in volume).



                                  DECEMBER 31, 1995 VS. DECEMBER 31, 1996      December 31, 1994 vs. December 31, 1995

                                            INCREASE (DECREASE)                      Increase (Decrease)
                                                  DUE TO                                   Due to
(Dollars in thousands)                                   RATE/                                     Rate/
                                  VOLUME      RATE      VOLUME      TOTAL    Volume     Rate      Volume     Total
                              -----------------------------------------------------------------------------------------

Interest income:
   Securities and other
     interest-earning assets        $(285)     $(252)       $31     $ (506)   $(630)   $  (243)  $  49     $  (824)
Mortgage-backed and
     related securities              (138)       (14)         1       (151)    (343)       190     (27)       (180)
Loan portfolio                        630        885         32      1,547      554        202       7         763
                              -----------------------------------------------------------------------------------------

    Total interest-earning
    assets                            207        619         64        890     (419)       149      29        (241)
                              -----------------------------------------------------------------------------------------



Interest expense:
   Deposits                            79        (51)         0         28       82      2,840      24       2,946
   Borrowed funds                    (123)        28         (3)       (98)    (565)       424    (174)       (315)
                              -----------------------------------------------------------------------------------------

    Total interest-bearing
    liabilities                       (44)       (23)        (3)       (70)    (483)     3,264    (150)      2,631
                              -----------------------------------------------------------------------------------------


Net interest income                 $ 251      $ 642        $67     $  960    $  64    $(3,115)  $ 179     $(2,872)
                              -----------------------------------------------------------------------------------------


NET INTEREST INCOME

         Net interest income for the year ended December 31, 1996, as compared to the same period a year ago, increased 11.7%. A reduction in the Company's one-year negative gap position in which interest-bearing liabilities reprice faster than interest-earning assets had a positive effect on increasing the interest rate margin. The one-year negative gap has been reduced to 1.0% at December 31, 1996, as compared to 17.7% for the same period last year. During the year ended December 31, 1996, the yield on average interest-earning assets increased 24 basis points, while the cost of average interest-bearing liabilities decreased 2 basis points, causing net interest income to increase. The percentage of average interest-earning assets to average interest-bearing liabilities increased to 108.0% for the year ended December 31, 1996, as compared to 107.2% for the same period in 1995.

PROVISION FOR LOAN LOSSES

        During the year ended December 31, 1996, the Company had charge-offs against the allowance for loan losses of $86 thousand consisting of $22 thousand for consumer loans and $64 thousand for loans on single family residential property. The Company added $156 thousand to the allowance for loan losses for the twelve month period ended December 31, 1996, bringing the balance up to $807 thousand. Management considers this level to be appropriate based on lending volume, the current level of delinquencies and other non-performing assets, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors.

                      MANAGEMENT'S DISCUSSION & ANALYSIS


NONINTEREST INCOME

        The gain on sale of other investments of $52 thousand for the year ended December 31, 1996, was the cash liquidation of equity securities. The corporation in which the Company had invested was purchased by a third party and the stock was redeemed at a gain of $46 thousand. The remaining $6 thousand was from bonds with call options that were called during the year. During the twelve month period ending December 31, 1995, the Company sold $14.7 million in securities and $22.5 million in fixed rate mortgage loans at a gain of $23 thousand and $205 thousand, respectively. All of the securities and $13.9 million of the loans sold in 1995 were sold during the quarter ended June 30, 1995. The proceeds from the 1995 sales were used to repay short-term borrowed funds, and improve the Company's interest rate sensitivity position by reducing its one-year negative gap. Real estate owned expense and losses decreased by 75% to $40 thousand as a result of management's commitment to disposing of these properties in a timely manner. Loan fees for the year ended December 31, 1996, as compared to last year decreased by 4.9% due to a decrease in servicing fees on sold loans from repayments. Fee income from deposit operations increased due to a more aggressive position in offering checking accounts.

OTHER OPERATING EXPENSES

        As previously discussed, the Company recognized a charge-off of impaired goodwill of $3.4 million to non-interest expense during the year ended December 31, 1996. Further, the FDIC levied an assessment on institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in 1996. The effect of this assessment was to reduce the Company's income for the year ended December 31, 1996, by $1.8 million. As a result of this legislation, the Company's deposit insurance premiums declined substantially commencing January 1, 1997.

        For the year ended December 31, 1996, compensation and related cost was essentially unchanged as compared to the same period last year. Occupancy and equipment expense increased 7.4% during the year ended December 31, 1996, as compared to the same period a year ago. The major part of this increase can be attributed to depreciation and operating cost of the new branch office opened in October 1995. The decrease in Federal insurance premium can be attributed to the recently enacted legislation that resulted in a reduction in the premium for the fourth quarter of 1996. Advertising increased 1.6% for the twelve month period ended December 31, 1996, as compared to the same period last year. Other operating expense category was up 5.4% for the year ended December 31, 1996, as compared to the same period last year. This was due to the new branch office opened in October 1995 and normal increases in the purchase of paper, printing and dues.

INCOME TAXES

        The effective tax rates for the years ended December 31, 1996 and 1995 approximate the statutory rate after giving effect to nontaxable interest, write-off of impaired goodwill, other permanent tax differences, and adjustments to certain deferred tax liabilities.

             [LETTERHEAD OF COOPERS & LYBRAND L.L.P. APPEARS HERE]



REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Cooperative Bankshares, Inc.
Wilmington, North Carolina

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1996 and 1995, and the nine months ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years ended December 31, 1996 and 1995, and the nine months ended December 31, 1994 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Raleigh, North Carolina
January 31, 1997

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                          DECEMBER 31, 1996 AND 1995

                                                                                           1996             1995
                                                                                       ----------------------------
                                    ASSETS
Cash and cash equivalents........................................................      $ 11,507,283    $ 11,889,473
Securities:
  Available for sale.............................................................         5,946,250              --
  Held to maturity (estimated market value, 1996 - $19,705,629; 1995 -
   $19,885,820)..................................................................        21,053,628      21,063,310
Mortgage-backed and related securities available for sale........................        28,824,918      30,907,341
Other investments................................................................         2,435,000       2,587,101
Loans receivable, net............................................................       263,312,730     234,008,085
Real estate owned:
  Foreclosed.....................................................................            42,146         329,338
  Other..........................................................................                --         206,885
Accrued interest receivable......................................................         1,917,447       1,742,589
Premises and equipment, net......................................................         4,786,292       5,025,587
Goodwill.........................................................................                --       3,602,189
Prepaid expenses and other assets................................................         1,474,164         481,362
                                                                                       ----------------------------
                                                                                       $341,299,858    $311,843,260
                                                                                       ============================


                    LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits.........................................................................      $278,138,909    $270,070,661
Borrowed funds...................................................................        35,145,362      10,089,017
ESOP note payable................................................................           289,160              --
Escrow deposits...................................................................          620,808         352,668
Accrued interest payable on deposits.............................................           351,295         862,377
Deferred income taxes, net.......................................................         1,075,883         857,500
Accrued expenses and other liabilities...........................................           208,891         528,147
                                                                                       ----------------------------
  Total liabilities..............................................................       315,830,308     282,760,370
                                                                                       ----------------------------

Commitments and contingencies (Notes 5 and 9)

Stockholders' Equity:
  Preferred stock, $1 par value, 3,000,000 shares authorized, none issued
   and outstanding...............................................................                --              --
  Common stock, $1 par value, 7,000,000 shares authorized, 1,491,698 issued
   and outstanding...............................................................         1,491,698       1,491,698
  Additional paid-in capital.....................................................         6,003,111       6,003,111
  Unearned ESOP shares...........................................................          (289,160)             --
  Net unrealized gain (loss) on securities available for sale....................          (372,265)       (297,938)
  Retained earnings..............................................................        18,636,166      21,886,019
                                                                                       ----------------------------
    Total stockholders' equity ..................................................        25,469,550      29,082,890
                                                                                       ----------------------------
                                                                                       $341,299,858    $311,843,260
                                                                                       ============================

The accompanying notes are an integral part of the consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

            FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE
                      NINE MONTHS ENDED DECEMBER 31, 1994

                                                                 1996                   1995                    1994
                                                             -----------------------------------------------------------

Interest Income:
  Loans receivable.........................................      $18,926,560         $17,379,495             $12,462,293
  Mortgage-backed and related securities...................        2,048,268           2,199,582               1,786,026
  Securities...............................................        1,818,629           2,324,569               2,361,966
                                                             -----------------------------------------------------------
    Total interest income..................................       22,793,457          21,903,646              16,610,285
                                                             -----------------------------------------------------------
Interest Expense:
  Deposits.................................................       12,669,984          12,642,461               7,272,051
  Borrowed funds...........................................          960,408           1,058,457               1,030,310
                                                             -----------------------------------------------------------
    Total interest expense.................................       13,630,392          13,700,918               8,302,361

Net Interest Income........................................        9,163,065           8,202,728               8,307,924
  Provision for loan losses................................          155,809               2,658                       -
                                                             -----------------------------------------------------------
  Net interest income after provision for loan losses....          9,007,256           8,200,070               8,307,924
                                                             -----------------------------------------------------------

Noninterest Income:
  Net gains on sale of securities.........................            52,496              22,629                 153,939
  Net gains on sale of loans and mortgage-backed and
    related securities.....................................                -             205,091                 174,864
  Real estate owned expenses and losses....................          (39,833)           (159,546)               (148,497)
  Loan fees................................................          295,625             310,783                 202,178
  Deposit and related fees.................................          257,011             232,353                 159,500
  Other income, net........................................            4,217               9,151                 (40,248)
                                                             ------------------------------------------------------------
    Total noninterest income...............................          569,516             620,461                 501,736
                                                             ------------------------------------------------------------
Other Operating Expenses:
  Compensation and fringe benefits.........................        3,638,832           3,634,205               2,451,493
  Occupancy and equipment..................................        1,257,639           1,170,871                 878,427
  Federal insurance premiums...............................          543,526             658,706                 467,107
  Advertising..............................................          348,356             343,020                 188,364
  Amortization of goodwill.................................          242,398             292,069                 219,052
  Other....................................................        1,077,727           1,022,762                 762,687
  SAIF assessment..........................................        1,782,810                   -                       -
  Goodwill impairment......................................        3,359,791                   -                       -
                                                             ------------------------------------------------------------
    Total other operating expenses.........................       12,251,079           7,121,633               4,967,130
                                                             ------------------------------------------------------------

Income (loss) before income taxes..........................       (2,674,307)          1,698,898               3,842,530
Income tax expense.........................................          575,546             674,517               1,355,677
                                                             ------------------------------------------------------------
Net income (loss)..........................................  $    (3,249,853)        $ 1,024,381             $ 2,486,853
                                                             ============================================================
Earnings (loss) per:
  Common share.............................................           $(2.18)
                                                             ================
  Common and common share equivalent.......................                          $       .65             $       1.57
                                                                                     ============            ============
  Common share - assuming full dilution....................                          $       .64             $       1.57
                                                                                     ============            ============

   The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
                    THE NINE MONTHS ENDED DECEMBER 31, 1994


                                                                                      NET UNREALIZED
                                                                                      GAIN (LOSS) ON
                                                         ADDITIONAL    UNEARNED         SECURITIES                         TOTAL
                                             COMMON       PAID-IN        ESOP           AVAILABLE         RETAINED     STOCKHOLDERS'
                                             STOCK        CAPITAL       SHARES           FOR SALE         EARNINGS         EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1994                  $1,491,698     $6,003,111    $        --    $   278,571       $18,374,785    $26,148,165

  Change in unrealized gain (loss) on
   securities available for sale, net
   of income taxes                               --             --             --     (1,712,261)               --     (1,712,261)

  Net income for nine months                     --             --             --             --         2,486,853      2,486,853
                                         ------------------------------------------------------------------------------------------
Balance, December 31, 1994                1,491,698      6,003,111             --     (1,433,690)       20,861,638     26,922,757

  Change in unrealized gain (loss) on
   securities available for sale, net
   of income taxes                               --             --             --      1,135,752                --      1,135,752

  Net income for year                            --             --             --             --         1,024,381      1,024,381
                                         ------------------------------------------------------------------------------------------
Balance, December 31, 1995                1,491,698      6,003,111             --       (297,938)       21,886,019     29,082,890

  Change in unrealized gain (loss) on
   securities available for sale, net
   of income taxes                               --             --             --        (74,327)               --        (74,327)

  Guarantee of ESOP borrowing                    --             --       (800,000)            --                --       (800,000)

  Release of ESOP shares                         --             --        510,840             --                --        510,840

  Net loss for year                              --             --             --             --         (3,249,853)   (3,249,853)
                                         ------------------------------------------------------------------------------------------
Balance, December 31, 1996               $1,491,698     $6,003,111      $(289,160)   $  (372,265)       $18,636,166    25,469,550
                                         ==========================================================================================

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            For the years ended December 31, 1996 and 1995 and the
                      nine months ended December 31, 1994

                                                                    1996                  1995                    1994
                                                                 ----------------------------------------------------------

Operating Activities:
  Net income (loss)........................................      $ (3,249,853)        $  1,024,381             $  2,486,853
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Goodwill impairment....................................         3,359,791                    -                        -
    Net accretion, amortization, and depreciation..........           801,129              802,695                  555,398
    Net gains on sale of securities........................           (52,496)             (22,629)                (153,939)
    Net gains on sale of loans and mortgage-backed and
     related securities.....................................                -             (205,091)                (174,864)
    Provision (benefit) for deferred income taxes..........           290,700             (151,600)                  58,968
    Loss on sales of premises and equipment................             1,000                    -                        -
    Loss (gain) on sales of foreclosed real estate.........            13,266               48,972                  (13,735)
    Valuation losses on foreclosed real estate.............            76,566               86,836                  145,893
    Provision for loan losses..............................           155,809                2,658                        -
    Changes in assets and liabilities:
      Accrued interest receivable..........................          (174,858)             297,706                   70,613
      Prepaid expenses and other assets....................          (992,802)             160,020                  386,884
      Escrow deposits......................................           268,140             (317,120)                (326,372)
      Accrued interest payable on deposits.................          (511,082)             840,502                  (18,061)
      Accrued expenses and other liabilities...............          (319,256)             237,247                 (356,929)
                                                                 ----------------------------------------------------------
        Net cash provided by (used in) operating
          activities.......................................          (333,946)           2,804,577                2,660,709
                                                                 ----------------------------------------------------------

Investing Activities:
  Purchase of securities available for sale................        (9,997,883)                   -              (29,516,981)
  Proceeds from sale of securities available for sale......                 -           14,698,750               31,523,312
  Proceeds from maturity of securities available for sale..         4,000,000                    -                        -
  Purchase of mortgage-backed and related securities
    available for sale.....................................                 -                    -               (5,148,000)
  Proceeds from sale of mortgage-backed and related
    securities available for sale..........................                 -                    -                6,109,184
  Proceeds from principal repayments of mortgage-backed
    and related securities available for sale..............         1,906,819            1,646,885                1,692,448
  Proceeds from principal repayments of mortgage-backed
    and related securities.................................                 -                    -                1,460,128
  Proceeds from sales of loans.............................                 -           22,472,343                6,596,900
  Loan originations, net of principal repayments...........       (29,661,834)         (16,219,011)             (31,093,481)
  Proceeds from disposals of foreclosed real estate........           605,626              132,280                  246,096
  Purchases of premises and equipment......................          (241,238)            (621,601)                (779,103)
  Proceeds from sale of premises and equipment.............            16,202                    -                        -
  Purchases of other investments...........................                 -              (38,600)                       -
  Proceeds from sales of other investments.................           199,471                    -                        -
                                                                 ----------------------------------------------------------
      Net cash provided by (used in) investing activities..      $(33,172,837)        $ 22,071,046             $(18,909,497)
                                                                 ----------------------------------------------------------


(continued)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONCLUDED)

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                  AND THE NINE MONTHS ENDED DECEMBER 31, 1994

                                                                                 1996           1995           1994
                                                                          ---------------------------------------------
Financing Activities:
  Net increase (decrease) in deposits................................        8,068,248       3,991,578      (7,624,895)
  Proceeds from FHLB advances........................................       25,000,000      17,000,000      30,000,000
  Principal payments on FHLB advances................................                -     (28,000,000)     (9,000,000)
  Net decrease in other borrowings...................................                -      (9,000,000)       (650,000)
  Proceeds from FHLB program.........................................           56,345          89,017               -
                                                                          ---------------------------------------------
      Net cash provided by (used in) financing activities............       33,124,593     (15,919,405)     12,725,105
                                                                          ---------------------------------------------
Increase (decrease) in cash and cash equivalents.....................         (382,190)      8,956,218      (3,523,683)

Cash and cash equivalents
  Beginning of period................................................       11,889,473       2,933,255       6,456,938
                                                                          ---------------------------------------------
  End of period......................................................     $ 11,507,283    $ 11,889,473    $  2,933,255
                                                                          =============================================
Supplemental disclosures
  Cash paid for:
    Interest on deposits and borrowed funds..........................     $ 14,141,474    $ 12,860,416    $  8,319,725
    Income taxes.....................................................     $    836,685    $    859,000    $  1,476,000

Summary of noncash investing and financing activities:
  Transfer of securities to available for sale:
    Mortgage-backed and related securities...........................                -    $ 13,370,795               -
  Change in unrealized gain (loss) on securities available
    for sale, net of income taxes....................................     $    (74,327)   $  1,135,752    $ (1,712,261)
  Transfer from loans to foreclosed real estate......................     $    239,729    $    333,594    $     47,164
  Loans to facilitate the sale of foreclosed real estate.............     $     38,348    $    198,250    $    150,150
  Transfer from premises and equipment to real estate owned..........     $          -    $          -    $    252,385

The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the "Company"), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly-owned subsidiary Cooperative Bank for Savings, Inc., SSB, and its wholly-owned subsidiary CS&L Services, Inc.

   On July 29, 1994, the stockholders of the Bank approved a plan of corporate reorganization under which the Bank became a wholly-owned subsidiary of the Company. Pursuant to the reorganization, on August 9, 1994, the Company issued 1,491,698 shares of its $1.00 par value common stock in exchange for 1,491,698 shares of the outstanding $1.00 par value common shares of the Bank.

   The reorganization was accounted for in a manner similar to a pooling-of-interests. Accordingly, the nine months ended December 31, 1994 has been restated as if the combination had occurred as of April 1, 1994.

   The Company changed its fiscal year end from March 31 to December 31, effective with the nine months ended December 31, 1994.

   Nature of Operations - The Company operates 17 offices (including 16 full service branches) in Eastern North Carolina and offers a wide range of banking services including deposit services, banking cards, and alternative investment products. The funds are used for the extension of credit through mortgage loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary sources of revenue are its loan and securities portfolios.

   Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1996 and 1995 and the reported amounts of revenues and expenses during the periods ended December 31, 1996, 1995 and 1994. Actual results could differ from those estimates.

   Significant Accounting Policies - The significant accounting policies of the Company are summarized below:

a. Cash and Cash Equivalents - Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions. Interest-bearing deposits aggregated $9,084,216 and $8,202,722 at December 31, 1996 and 1995, respectively.

b. Securities and Mortgage-Backed and Related Securities - Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

   Other investments are carried at cost, which approximates market value.

   Premiums are amortized and discounts are accreted using the interest method over the remaining terms of the related securities. Gains and losses on the sales of securities are determined using the specific-identification method and are included in noninterest income at the time of sale.

   On December 29, 1995, the Company transferred mortgage-backed and related securities with a carrying value of $13,370,795 and a market value of $13,077,261 from the held to maturity category to the available for sale category under a one time amnesty provision from Statement of Financial Accounting Standards No. 115.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Loans Receivable and Allowance for Loan Losses - Loans receivable are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs are amortized to interest income over the contractual life of the loan using the interest method.

   The Company adopted Statement of Financial Accounting Standards No. 114 ("SFAS 114"), "Accounting by Creditors for Impairment of a Loan", as amended by Statement of Financial Accounting Standards No. 118 ("SFAS 118"), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure", on January 1, 1995. Under the new standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. The adoption of SFAS 114 and 118 did not result in any additional provision for credit losses at January 1, 1995.

   At December 31, 1996 and 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled $1,064,261 and $173,616, respectively, with corresponding valuation allowances of $70,385 and $0, respectively. For the year ended December 31, 1996 and 1995, the average recorded investment in impaired loans was approximately $485,000 and $240,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was immaterial. The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

   The allowance for loan losses is established through a provision for loan losses charged to expense to reduce the recorded balance of loans to their estimated net realizable value or fair value, as applicable. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

d. Income Recognition on Impaired and Nonaccrual Loans - Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

   Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d. Income Recognition on Impaired and Nonaccrual Loans (Continued) - While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans with scheduled amortization where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

e. Foreclosed Real Estate - Foreclosed real estate is recorded initially at the lower of the loan balance plus unpaid accrued interest or estimated fair value of the property less estimated costs to sell at the date of foreclosure and subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed.

f. Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 5 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

g. Income Taxes - Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes will become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

   The Company and its subsidiary file consolidated federal income tax returns.

h. Goodwill - Goodwill is amortized using the straight-line method over 25 years. The Company evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects for the Company, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the banking industry and any other events or circumstances which might indicate potential impairment. During fiscal year 1996, it was determined that the recorded investment in goodwill was impaired. Accordingly, the carrying value was written down to net realizable value through a charge to earnings of $3,359,791.

i. Earnings Per Share - Earnings per share is calculated by dividing net income by the weighted average number of common shares and common share equivalents of stock options outstanding during the period using the treasury stock method.

   The weighted average common shares outstanding for the year ended December 31, 1996 were 1,490,977. The weighted average common and common share equivalents outstanding were 1,582,389 and 1,584,859 for the periods ended December 31, 1995 and 1994, respectively. Weighted average common shares assuming full dilution outstanding during the periods ended December 31, 1995 and 1994 were 1,593,385, and 1,587,418 respectively. Unearned ESOP shares are not included in the computations of earnings per share.

j. New Accounting Pronouncement - Effective January 1, 1997, the Company will adopt the applicable provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The impact of adopting this statement is not expected to be material to the Company's consolidated financial statements.

k. Reclassifications - Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation with no effect on previously reported stockholders' equity or net income.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SECURITIES

   Securities at December 31, 1996 and 1995 are summarized as follows:


                                                                         Gross             Gross          Estimated
                                                     Amortized         Unrealized       Unrealized          Market
                                                       Cost              Gains            Losses             Value
                                                  -----------------------------------------------------------------
1996

U.S. Government and agency securities:
        Held to maturity ........................   $21,053,628         $     -         $1,347,999      $19,705,629
        Available for sale ......................     6,003,733           1,250             58,733        5,946,250
                                                  -----------------------------------------------------------------
                                                    $27,057,361         $ 1,250         $1,406,732      $25,651,879
                                                  =================================================================
1995

U.S. Government and agency securities:
        Held to maturity ........................   $21,063,310               -         $1,177,490      $19,885,820
                                                  =================================================================

   Maturities of Securities at December 31, 1996 are summarized as follows:

                                                                        Estimated
                                                         Amortized        Market
                                                            Cost           Value
                                                        -----------     -----------
Held to maturity:
  After 5 years through 10 years ..................     $16,053,628     $15,024,065
  After 10 years ..................................       5,000,000       4,681,564
                                                        ---------------------------
        Total .....................................     $21,053,628     $19,705,629
                                                        ===========================
Available for sale after 1 through 5 years ........     $ 6,003,733     $ 5,946,250
                                                        ===========================

   Gross realized gains and losses on the sale of securities are summarized as follows for the years ended December 31, 1996 and 1995 and the nine months ended December 31, 1994:

                                         1996             1995            1994
                                        ----------------------------------------
Gross realized gains ............       $52,496         $29,545         $377,704
Gross realized losses ...........             -           6,916          223,765


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. MORTGAGE-BACKED AND RELATED SECURITIES

   Mortgage-backed and related securities available for sale at December 31, 1996 and 1995 are summarized as follows:

                                                                         Gross             Gross          Estimated
                                                     Amortized         Unrealized       Unrealized          Market
                                                       Cost              Gains            Losses             Value
                                                  -----------------------------------------------------------------
1996:
        GNMA certificates ......................       $ 5,081,604      $       -       $  143,357      $ 4,938,247
        FNMA certificates ......................         6,720,961         19,185          166,425        6,573,721
        FHLMC certificates .....................         2,565,813          9,073                -        2,574,886
        Collateralized mortgage obligations ....        15,038,140              -          300,076       14,738,064
                                                  ------------------------------------------------------------------
                Total ..........................       $29,406,518      $  28,258       $  609,858      $28,824,918
                                                  ==================================================================
1995:
        GNMA certificates ......................       $ 5,150,278      $       -       $  134,100      $ 5,016,178
        FNMA certificates ......................         8,220,516         10,783          170,215        8,061,084
        FHLMC certificates .....................         2,990,845         37,267                -        3,028,112
        Collateralized mortgage obligations ....        15,038,140              -          236,173       14,801,967
                                                  ------------------------------------------------------------------
                Total ..........................       $31,399,779      $  48,050       $  540,488      $30,907,341
                                                  ==================================================================

   There were no sales of mortgage-backed and related securities for the years ended December 31, 1996 and 1995. The Company realized gains of $120,427 on sales during the nine months ended December 31, 1994.

   Expected maturities for mortgage-backed and related securities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4. OTHER INVESTMENTS

     Other investments at December 31, 1996 and 1995 are summarized as follows:


                                                                   1996            1995
                                                                --------------------------
     Federal Home Loan Bank of Atlanta ("FHLB") stock ....      $2,435,000      $2,531,700
     FNMA stock ..........................................               -             401
     US League Savings Insurance Group, Ltd. stock .......               -          55,000
                                                                --------------------------
                Total ....................................      $2,435,000      $2,587,101
                                                                ==========================


   The Company, as member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for the FHLB stock, and it has no quoted market value.

  5. LOANS RECEIVABLE

     Loans receivable at December 31, 1996 and 1995 are summarized as follows (in thousands):

                                                                  1996            1995
                                                                --------        --------
   Mortgage loans collateralized by real estate:
        1-4 family residential properties ...............       $226,765        $203,577
        Multi-family residential properties .............          4,959           5,185
        Non residential properties ......................          5,205           7,145
        1-4 family residential properties under
         construction ...................................         23,152          17,684
        Nonresidential properties under construction.....            752             698
        Multi-family residential properties under
         construction ...................................            267               -

   Installment loans collateralized by real estate:
        1-4 family residential properties ...............          8,820           5,368
        Multi-family residential properties .............            212               -
        Nonresidential properties .......................            475               -
        Multifamily residential properties under
         construction ...................................          2,400               -

   Consumer loans .......................................          3,564           3,351

   Business loans .......................................            510               -

   Consumer and business loans under construction .......            525               -
                                                                --------------------------
                Total loans .............................        277,606         243,008
      Less:
        Undisbursed portion of construction loans .......         12,205           6,958
        Discounts and other .............................          1,281           1,305
        Loan loss reserve ...............................            807             737
                                                                --------------------------
                Net loans ...............................       $263,313        $234,008
                                                                ==========================


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Activity in the allowance for loan losses for the year ended December 31, 1996 and 1995 and the nine months ended December 31, 1994 is summarized as follows:

                                                          1996            1995            1994
                                                        ----------------------------------------
        Balance at beginning of period .............    $737,000        $737,000        $737,000
        Provision for loan losses ..................     155,809           2,658               -
        Loans charged-off ..........................     (85,270)         (2,658)              -
                                                        ----------------------------------------
        Balance at end of period ...................    $807,539        $737,000        $737,000
                                                        ========================================

   The following is a summary of nonperforming assets at December 31, 1996 and 1995 (in thousands):

                                                                                 1996            1995
                                                                                ----------------------
        Loans 90 days past due and still accruing interest ................     $  665          $  201
        Nonaccrual loans ..................................................        787             242
        Other real estate owned ...........................................         42             329
                                                                                ----------------------
                                                                                $1,494          $  772
                                                                                ======================

   In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

   The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 1996 and 1995 (in thousands):

                                                                 1996            1995
                                                                ----------------------
   Undisbursed portion of home equity lines of credit
     collateralized primarily by junior liens on 1-4
     family properties ....................................     $ 5,274         $4,585
   Unsecured commitments and credit lines .................       2,807            838
   Fixed-rate mortgage loan commitments ...................       1,565            180
   Adjustable-rate mortgage loan commitments ..............       3,287          1,117
                                                                ----------------------
                Total .....................................     $12,933         $6,720
                                                                ======================

   The Company, through its normal lending activity, originates and maintains loans receivable which are substantially concentrated in Eastern North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan originations. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The Company originates both adjustable and fixed interest rate loans. The composition of these loans at December 31, 1996 and 1995 is summarized as follows (in thousands):

                Fixed-rate                                              Adjustable-rate
-----------------------------------------------         --------------------------------------------------
      Term to
      Maturity            1996            1995           Rate Adjustment            1996            1995
------------------      -------         -------         ------------------        --------        --------
1 month -  1 year       $ 2,573         $ 2,573         1 month -  1 year         $151,879        $134,792
1 year  -  3 years        3,054           1,324         1 year  -  3 years          17,936          36,140
3 years -  5 years        1,817             919         3 years -  5 years          11,574             629
5 years - 10 years        5,706           4,423         5 years - 10 years           1,419               -
Over 10 years            68,162          53,945         Over 10 years                    -               -
-----------------------------------------------         --------------------------------------------------
        Total           $81,312         $63,184                 Total             $182,808        $171,561
===============================================         ==================================================


   The adjustable-rate loans have interest rate adjustment limitations and are indexed to various nationally recognized indexes or financial instruments. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short term deposits that have been primarily utilized to fund these loans.

   Mortgage loans serviced for others were sold without recourse and approximated $62,753,000 and $73,843,000 and $61,625,000 at December 31,
   1996, 1995, and 1994, respectively.

   On January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65". This statement requires that enterprises recognize as separate assets rights to service mortgage loans for others, however those rights are acquired. As there were no purchases of servicing rights or sales of loans during 1996, there is no recorded investment in mortgage servicing rights at December 31, 1996.

   Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

6. PREMISES AND EQUIPMENT

   Premises and equipment at December 31, 1996 and 1995 are summarized as follows:

                                                            1996           1995
                                                        ---------------------------
Land.................................................   $ 1,446,531     $ 1,446,531
Buildings ...........................................     4,785,996       4,797,041
Leasehold improvements ..............................       438,739         432,839
Furniture and equipment .............................     3,486,791       3,964,894
                                                        ---------------------------
                                                         10,158,057      10,641,305
Less accumulated depreciation and amortization ......    (5,371,765)     (5,615,718)
                                                        ---------------------------
                Total ...............................   $ 4,786,292     $ 5,025,587
                                                        ===========================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  7. DEPOSITS

     Deposits at December 31, 1996 and 1995, and their weighted average rates ("WAR"), are summarized as follows (dollars in thousands):

                                                       1996                    1995
                                                --------------------  --------------------
                                                  WAR     BALANCE       WAR      Balance
                                                --------------------  -------------------
     NOW accounts, including non-
        interest-bearing deposits of
        $4,231 and $1,831, respectively         0.76%      $17,104      1.27%   $  12,229
     Money Market                               2.14         7,670      2.14        8,347
     Savings                                    2.00        35,782      2.15       37,287
     Certificates of deposit:
         3 month                                4.44         6,788      4.84        9,530
         6 month                                4.87        31,565      5.43       51,567
         7 month                                5.55        22,188         -            -
         9 month                                5.65         2,566         -            -
        12 month                                5.23        54,292      5.95       89,331
        13 month                                5.89        39,719         -            -
        18 month                                5.47        17,935      5.89       20,062
        22 month                                6.11        16,618         -            -
        24 month                                5.86        18,435      5.97       32,965
        30 month                                5.52         2,757      5.19        3,178
        36 month                                5.42         4,720      5.08        5,575
                                                          --------              ---------
          Total certificates of deposit         5.46%      217,583      5.74%     212,208
                                                          --------              ---------
        Total deposits                          4.63%     $278,139      5.00%    $270,071
                                                          ========              =========
        Total deposits - non-compounded
          weighted average rate                 4.51%                   4.83%

   Certificates of deposit of $100,000 or more at December 31, 1996 and 1995 are summarized by maturity as follows (in thousands):

                                                           1996          1995
                                                        -----------------------
         3 months or less............................   $11,265         $ 8,492
         Over 3 through 6 months.....................     9,198           8,031
         Over 6 through 12 months....................    15,948          14,220
         Over 12 months..............................     6,655           3,067
                                                        -----------------------
                Total................................   $43,066         $33,810
                                                        =======================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Interest expense on deposits for the years ended December 31, 1996 and 1995 and the nine months ended December 31, 1994 is summarized as follows:

                                                             1996            1995           1994
                                                          ------------------------------------------
       NOW accounts...................................    $   114,890     $   136,114     $  138,013
       Money Market...................................        164,968         208,900        207,467
       Savings........................................        716,878         932,748      1,157,758
       Certificates of deposit........................     11,673,248      11,364,699      5,768,813
                                                          ------------------------------------------
          Total.......................................    $12,669,984     $12,642,461     $7,272,051
                                                          ==========================================

  8. BORROWED FUNDS

     Borrowed funds at December 31, 1996 and 1995 are summarized as follows:

                                                                             1996           1995
                                                                        ----------------------------
       Advances from FHLB.............................................. $35,000,000     $10,000,000
       Affordable housing Progarm advances from FHLB...................     145,362          89,017
                                                                        ----------------------------
                Total.................................................. $35,145,362     $10,089,017
                                                                        ============================


   Pursuant to a collateral agreement with the FHLB, advances are secured by all the Company's FHLB stock and qualifying first mortgage loans. This agreement provides for an $82 million line of credit with the FHLB. The maximum month end balances were $35 million, $27 million, and $22 million during the years ended December 31, 1996 and 1995 and the nine months ended December 31, 1994, respectively.

   Annual principal maturities of Federal Home Bank advances for each of the five years subsequent to December 31, 1996 are as follows:

       1997........................................................................................  $10,000,000
       1998........................................................................................    5,000,000
       1999........................................................................................   10,000,000
       2000........................................................................................            -
       2001........................................................................................   10,000,000
                                                                                                     -----------
                Total                                                                                $35,000,000

   The Affordable Housing Program advances are funds advanced by the FHLB for the Company to re-lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.5% and mature at various times between November 2015 and January 2016.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Information concerning securities sold under agreement to repurchase for the year ended December 31, 1995 and the nine months ended December 31, 1994 is summarized as follows:

                                                                                     1995            1994
                                                                                  ----------      ------------

       Average balance during the period....................................      $1,446,000      $ 1,413,000
       Maximum month end balance during the period..........................       9,000,000       26,332,000
       Weighted average interest rate.......................................            5.65%            3.37%
       Mortgage-backed securities underlying the
        agreement at end of period (carried at
        market value).......................................................      $        -      $ 9,281,000

   There were no securities sold under agreement to repurchase at December 31, 1995 or during the year ended December 31, 1996.

   Interest expense on borrowed funds is summarized as follows:


                                                                         1996        1995            1994
                                                                      --------------------------------------
       Advances from FHLB...........................................  $960,408    $  976,707      $  553,093
       Securities sold under agreement to repurchase................         -        81,750         477,217
                                                                      --------------------------------------
                        Total.......................................  $960,408    $1,058,457      $1,030,310
                                                                      ======================================

  9. REGULATORY MATTERS AND CAPITAL REQUIREMENTS

     The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the FDIC categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Company's category.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's actual capital amounts and ratios are also presented in the table below (dollars in thousands):

                                                                                                 TO BE
                                                                                           WELL CAPITALIZED
                                                                                              UNDER PROMPT
                                                                            FOR CAPITAL        CORRECTIVE
                                                             ACTUAL      ADEQUACY PURPOSES  ACTION PROVISIONS
                                                        -----------------------------------------------------
                                                        AMOUNT    RATIO   AMOUNT    RATIO    AMOUNT   RATIO
                                                        -----------------------------------------------------
As of December 31, 1996:
------------------------

Total Capital (to Risk Weighted Assets)...............  $26,649   15.0%   $14,215    8.0%    $17,768   10.0%
Tier I Capital (to Risk Weighted Assets)..............   25,842   14.5      7,107    4.0      10,661    6.0
Tier I Capital (to Average Assets)....................   25,842    7.8     13,286    4.0      16,608    5.0
Total Tangible Capital (to Total Tangilbe Assets).....   25,740    7.5     17,065    5.0      17,065    5.0

As of December 31, 1995:
------------------------

Total Capital (to Risk Weighted Assets)...............  $26,516   17.2%   $12,311    8.0%    $15,389   10.0%
Tier I Capital (to Risk Weighted Assets)..............   25,779   16.8      6,156    4.0       9,234    6.0
Tier I Capital (to Average Assets)....................   25,779    8.3     12,425    4.0      15,531    5.0
Total Tangible Capital (to Total Tangilbe Assets).....   25,481    8.3     15,412    5.0      15,412    5.0

   A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event . This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $4,428,000 at December 31, 1996.

   The Company may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Company to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Savings Institutions Administrator ("N.C. Administrator"). A stock savings bank which has been converted from mutual form for less than five years must obtain the prior written approval of the N.C. Administrator before it can declare and pay a cash dividend on its capital stock in an amount in excess of one-half of the greater of (i) the net income for the most recent fiscal year, or (ii) the average of the net income after dividends for the most recent fiscal year and not more than two of the immediately preceding fiscal years, if applicable.

   During 1996, a memorandum of understanding with certain regulators was entered into, complied with, and lifted.


   On September 30, 1996, Congress passed into law a recapitalization plan for the Savings Association Insurance Fund (the "SAIF"), the insurance fund covering deposits of savings institutions. The approved plan provided for a special assessment of 0.66% on certain deposits as of March 31, 1995. The Company's assessment amounted to approximately $1,783,000. Future deposit insurance premiums are expected to decrease to approximately .06% from the .23% of deposits previously paid by the Company.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  10. BENEFIT PLANS

      The Company has a qualified, noncontributory defined-benefit retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last ten years of employment. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

      On October 25, 1996 the Plan was amended to change the Plan from a single employer plan to a multi-employer plan. The effective date of the amendment is January 1, 1996. All other provisions of the Plan remain substantially the same, with the exception of Plan funding. Under the multi-employer plan, the Company will be required to contribute its share of the Plan's total pension liability as determined by the plan administrator. There were no contributions required or made to the Plan during 1996.

      At December 31, 1995, the Company had accrued pension cost related to the Plan of $300,784. Upon conversion to a multi-employer plan, the liability was eliminated and recognized as a reduction of pension expense. The Company recognized $139,350 and $132,246 as the net periodic pension cost related to the Plan for the periods ended December 31, 1995 and 1994, respectively.

      The Company also maintains an Employee Stock Ownership Plan (the "ESOP") for the exclusive benefit of participating employees with the Company. Participating employees are full-time employees age 21 or older who have completed one year of service. Contributions to the ESOP are allocated among participants on the basis of total compensation paid each plan year. Except for participants who retire, become disabled, or die during the plan year, all other participants must be employed on the last day of the plan year in order to receive an allocation.

      Participant benefits become 100% vested after five years of service. Vesting will be accelerated upon retirement, death, disability or termination of the ESOP. Forfeitures are reallocated to participants on the same basis as other contributions in the following plan year. Benefits may be payable upon retirement, death, disability, or separation from service. The Company's contributions to the ESOP are determined solely at the discretion of the Board of Directors.


      On December 23, 1996 the ESOP borrowed $800,000 from another financial institution and purchased 42,187 shares of the Company's common stock from the defined benefit plan at $18.92 per share. These shares purchased serve as collateral for the loan and the loan is guaranteed by the Company. Accordingly, the loan was recorded by the Company as a liability and the shares recorded as a separate component of stockholders' equity.

      On December 30, 1996, the Company contributed $510,000 to the ESOP to repay a portion of the note. This released 27,000 shares from serving as collateral for the loan. These shares were allocated to the participants according to the plan specifications on December 31, 1996. At December 31, 1996 there are 15,187 unearned ESOP shares, with an estimated market value of approximately $308,000, held in suspense.

      The net expense incurred by the Company for these benefit plans, including the effect of the change in the defined benefit plan noted earlier, was $209,216, $179,350, and $148,246 for the periods ended December 31, 1996,
      1995, and 1994, respectively.

      On January 1, 1997 the ESOP will be merged into a combined ESOP and 401(k) plan (the "KSOP"). The employees' ESOP accounts will be transferred to their KSOP accounts on that date. Employees will be able to contribute up to 15% of their eligible compensation, subject to Internal Revenue Service limitations. The Company will match employee contributions up to a limit determined annually by the Board of Directors, which for 1997 will be 6% of employee contributions.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  11. INCOME TAXES

      Income tax expense consists of the following components for the years ended December 31, 1996 and 1995 and the nine months ended December 31, 1994:

                                                                                      1996              1995            1994
                                                                                    --------------------------------------------
      Current tax provision.................................................,,      $284,846          $ 826,117       $1,296,709

      Deferred tax provision (benefit)........................................       290,700           (151,600)          58,968
                                                                                    --------------------------------------------
                Total.........................................................      $575,546          $ 674,517       $1,355,677
                                                                                    ============================================

     The components of the net deferred tax liability at December 31, 1996 and 1995 are as follows:

                                                                                                            1996           1995
                                                                                                            ----           ----
      Deferred tax assets:
        Unrealized loss on securities available for sale.............................................    $  266,818    $  194,500
        Accrued pension..............................................................................             -       118,810
        Other........................................................................................         9,534        28,222
                                                                                                       --------------------------
                Total................................................................................       276,352       341,532
                                                                                                       --------------------------
        Deferred tax liabilities:
          Deferred loan fees.........................................................................       578,299       667,345
          Allowance for loan losses..................................................................       394,412       181,075
          FHLB stock.................................................................................       212,381       238,190
          Excess servicing fees......................................................................        24,011         9,276
          Excess of book over tax basis of equipment.................................................       143,132       103,146
                                                                                                       --------------------------
                Total................................................................................     1,352,235     1,199,032
                                                                                                       --------------------------
                Net deferred tax liability...........................................................    $1,075,883    $  857,500
                                                                                                       ==========================


      Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 1996 and 1995 and the nine months ended December 31, 1994 are as follows:

                                                                                        1996             1995            1994
                                                                                        ----             ----            ----
      Income taxes at federal tax rate........................................      $ (909,265)       $577,625        $1,306,460
      Increase (decrease) resulting from:
        Amortizaiton and impairment of goodwill...............................       1,216,807          99,303            74,478
        State income taxes, net of federal income tax benefit.................          59,071          20,130            90,237
        Other.................................................................         208,933         (22,541)         (115,498)
                                                                                    --------------------------------------------
                Total.........................................................      $  575,546        $ 674,517       $1,355,677
                                                                                    ============================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      On August 21, 1996, The Small Business Job Protection Act was signed into law which repeals the favorable tax bad debt deduction method available to savings banks. The Company will be required to change its tax bad debt method to the experience method under Internal Revenue Code Section 585 effective for fiscal year ended December 31, 1996. It is anticipated that the change in method will result in taxable income of approximately $2,166,000 representing the excess of the Company's tax bad debt reserve at December 31, 1996 over the reserve that arose in tax years beginning before December 31, 1987 (base year amount). Generally, the income will be recognized for tax purposes ratably over a six-year period. A deferred tax liability has been established for the effect of this new legislation.

      As of December 31, 1996, the Bank's bad debt reserve for federal tax purposes was approximately $5,169,000 which represents the base year amount. A deferred tax liability has not been recognized for the base year amount. If the Bank uses the base year reserve for any reason other than to avoid loan losses, a tax liability could be incurred. It is not anticipated that the reserve will be used for any other purpose.

  12. STOCK OPTION PLANS

      The stockholders of the Company adopted a Stock Option Plan (the "Option Plan") for selected employees of the Company and for the nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

      The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested upon being granted.

      The Plan is administered by the Option Plan Committee, a group consisting of four nonemployee directors of the Company, who are "disinterested persons" within the meaning of the federal securities law.

      No options were granted or exercised during the years ended December 31, 1996 and December 31, 1995, or the nine months ended December 31, 1994. At December 31, 1996, all outstanding stock options are exercisable and exercise prices range from $3.55 to $15.00. On January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has chosen to apply APB opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The proforma disclosure requirements of SFAS are not applicable as there were no grants in the periods presented. Stock options, after giving retroactive effect to stock dividends and splits, are summarized as follows:


                                                                                  All Directors
                                                                                   who are not
                                                                All Officers    Executive Officers                      Reserved
                                                                 as a group         as a group                         for future
                                                                (6 persons)        (7 persons)          Total           issuance
                                                                -----------------------------------------------------------------
      Balance, December 31, 1996 and 1995 and 1994..............   113,260            25,141            138,401          5,824
                                                                =================================================================

The weighted average exercise price of these options is $5.66.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes additional information about the Plan's stock options at December 31, 1996:

                                                                                  NUMBER           REMAINING          NUMBER
                                                                                OUTSTANDING       CONTRACTUAL       EXERCISABLE
EXERCISE PRICE                                                                  AT 12/31/96          LIFE           AT 12/31/96
--------------                                                                  -----------------------------------------------

 $ 3.55.....................................................................      106,977        4.75 years           106,977
 $ 5.33.....................................................................        3,712        4.75 years             3,712
 $ 6.40.....................................................................        3,712        4.75 years             3,712
 $15.00.....................................................................       24,000        4.75 years            24,000
                                                                                -----------------------------------------------
                                                                                  138,401                             138,401
                                                                                =========                           ===========

  13. PARENT COMPANY FINANCIAL INFORMATION

      Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995, and the nine months ended December 31, 1994 is presented below:

      CONDENSED STATEMENTS OF FINANCIAL CONDITION
                                                                                                          1996            1995
                                                                                                       ---------------------------
      Assets:
        Cash.........................................................................................  $     4,072     $    16,649
        Equity investment in subsidiary..............................................................   25,426,326      29,011,934
        Deferred organization costs..................................................................       39,152          54,307
                                                                                                       ---------------------------
                                                                                                       $25,469,550     $29,082,890
                                                                                                       ===========================

      Liabilities and Stockholders' Equity:
        Stockholders' equity.........................................................................  $25,469,550     $29,082,890
                                                                                                       ===========================

      CONDENSED STATEMENTS OF OPERATIONS

                                                                                     1996           1995              1994
                                                                               ----------------------------------------------

      Equity in earnings (loss) of subsidiary...............................    $(3,222,121)     $1,052,137        $2,507,477
      Miscellaneous expenses................................................         27,732          27,756            20,624
                                                                               ----------------------------------------------

                Net income (loss)...........................................    $(3,249,853)     $1,024,381        $2,486,853
                                                                               ==============================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS
                                                                          1996             1995           1994
                                                                        -------------------------------------------
Operating Activities
     Net income (loss) ...........................................      $(3,249,853)    $ 1,024,381     $ 2,486,853
     Equity in undistributed earnings of subsidiary ..............        3,222,121      (1,052,137)     (2,507,477)
     Amortization of deferred organization costs .................           15,155          15,156           6,315
     Payment of deferred organization costs ......................                -               -         (75,778)
                                                                        -------------------------------------------
     Cash flows used in operating activities .....................          (12,577)        (12,600)        (90,087)
Investing Activities
     Dividends received from subsidiary ..........................                -               -         119,336
                                                                        -------------------------------------------
     Increase (decrease) in cash and cash equivalents ............          (12,577)        (12,600)         29,249

Cash and cash equivalents, beginning of period ...................           16,649          29,249               -
                                                                        -------------------------------------------
Cash and cash equivalents, end of period .........................      $     4,072     $    16,649     $    29,249
                                                                        ===========================================


14. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

   Cash and Cash Equivalents

   The carrying amount is a reasonable estimate of fair value.

   Securities, Mortgage-Backed and Related Securities, and Other Investments

   For investments in debt securities, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Loans Receivable

   The fair value of loans receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   Deposits

   The fair value of NOW, savings, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

   Borrowed Funds and ESOP Note Payable

   Borrowed funds consist of FHLB borrowings with varying maturities.
   The fair values of these liabilities and the ESOP note payable are estimated using the discounted values of the contractual cash flows. The discount rate is estimated using the rates currently in effect for similar borrowings.

   Off-Balance Sheet Financial Instruments

   The fair value of off-balance sheet financial instruments has not been considered in determining on balance sheet fair value. As discussed in Note 5, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in thousands):

                                                         1996                           1995
                                                -------------------------       -------------------------
                                                Carrying        Estimated       Carrying        Estimated
                                                 Amount         Fair Value       Amount         Fair Value
                                                --------        ----------      --------        ----------
Financial assets:
     Cash and cash equivalents .............    $ 11,507        $ 11,507        $ 11,889        $ 11,889
     Securities:
        Available for sale .................       5,946           5,946               -               -
        Held to maturity ...................      21,054          19,706          21,063          19,886
     Mortgage-backed and related securities:
        Available for sale .................      28,825          28,825          30,907          30,907
     Loans receivable:
        Gross loans ........................     264,120         266,467         234,745         237,686
        Allowance for loan losses ..........        (807)           (807)           (737)           (737)
                                                ------------------------        ------------------------
        Loans receivable, net ..............     263,313         265,660         234,008         236,949

     Other investments......................       2,435           2,435           2,587           2,587
                                                ------------------------        ------------------------
                Total ......................    $333,080        $334,079        $300,454        $302,218
                                                ========================        ========================
Financial liabilities:
     Deposits ..............................    $278,139        $272,503        $270,071        $270,567
     Borrowed funds ........................      35,435          35,252          10,089          10,094
                                                ------------------------        ------------------------
                Total ......................    $313,574        $307,755        $280,160        $280,661
                                                ========================        ========================

   The Company's remaining assets and liabilities are not considered financial instruments.

                                     BLANK

                   DIRECTORS, OFFICERS AND OFFICE LOCATIONS

                              BOARD OF DIRECTORS


                       FREDERICK WILLETTS, JR., CHAIRMAN

                       Cooperative Bankshares, Inc. and
                    Cooperative Bank For Savings, Inc., SSB


FREDERICK WILLETTS, III                         JAMES D. HUNDLEY, M.D.
President and Chief Executive Officer,          Partner, Wilmington Orthopaedic
Cooperative Bankshares, Inc. and                  Group P.A.
Cooperative Bank for Savings, Inc., SSB


CHARLES H. BONEY                                H.T. KING, III
President and Chief Executive Officer,          President, Hanover Iron Works,
Boney Architects                                  Inc.

PAUL G. BURTON                                  DR. WILLIAM H. WAGONER
President, Burton Steel Company                 Chancellor Emeritus of the
                                                  University of North Carolina
                                                  at Wilmington

F. PETER FENSEL, JR.                            O. RICHARD WRIGHT, JR.
President, F. P. Fensel Supply Company          Attorney, McGougan Wright Worley
                                                  & Harper


              OFFICERS OF COOPERATIVE BANK FOR SAVINGS, INC., SSB

Frederick Willetts, Jr. .....  Chairman of the Board & Executive Vice President

Frederick Willetts, III .....  President & Chief Executive Officer

O .C. Burrell, Jr. ..........  Senior Vice President - Retail Banking

Daniel W. Eller .............  Senior Vice President - Corporate Secretary

Eric R. Gray ................  Senior Vice President - Mortgage Lending

Edward E. Maready ...........  Senior Vice President - Treasurer

Linda B. Garland ............  Vice President - Marketing

Carl N. Mathis, Jr. .........  Vice President - Appraising

Donna H. Mitchell ...........  Vice President - Mortgage Operations

Dare C. Rhodes ..............  Vice President - Human Resources

Todd L. Sammons .............  Vice President - Auditing

Raymond A. Martin ...........  Assistant Vice President - Data Processing


                               OFFICE LOCATIONS
                     (Number of offices in parentheses)

         Beaufort                              Morehead City
         Belhaven                              Robersonville
         Corolla                                 Tabor City
       Elizabethtown                              Wallace
      Jacksonville (2)                          Washington (2)
      Kill Devil Hills                          Wilmington (4)

                             CORPORATE INFORMATION


                            CORPORATE HEADQUARTERS
                         Cooperative Bankshares, Inc.
                               201 Market Street
                                 P. O. Box 600
                       Wilmington, North Carolina 28402
                                 (910)343-0181

           TRANSFER AGENT                               SPECIAL COUNSEL
         First Citizens Bank                 Housley Kantarian & Bronstein, P.C.
     Corporate Trust Department                            Suite 700
          P.O. Box 29522                              1220 19th Street, NW
 Raleigh, North Carolina 27626-0522                   Washington, DC 20036

ANNUAL MEETING

The Annual Meeting of Stockholders of Cooperative Bankshares, Inc. will be held at the Wilmington Hilton, 301 N. Water Street, Wilmington, North Carolina on April 25, 1997 at 11:00 a.m. All stockholders are cordially invited to attend.

FORM 10-K

Copies of Cooperative Bankshares, Inc. Form 10-K may be obtained by stockholders without charge by writing to Linda B. Garland at the Corporate Headquarters address.


ADDITIONAL INFORMATION

For additional information please contact Frederick Willetts, III, Daniel W. Eller or Linda B. Garland at (910) 343-0181

                                 CAPITAL STOCK

Cooperative's common stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 1996 there were 1,491,698 shares outstanding which were held by 576 stockholders of record. No cash dividends have been paid on the common stock since its issuance. Stock performance for 1996 and 1995 is given in the following table. All prices have been adjusted by the stock dividend and stock splits as described in the notes to the consolidated financial statements.


                          QUARTERLY COMMON STOCK DATA

--------------------------------------------------------------------------------

                             1996                   1995
                        --------------          --------------
QUARTERS ENDED           HIGH    LOW             HIGH    LOW
--------------------------------------------------------------
December..............  $20.88  $18.25          $22.25  $19.50
September ............   19.00   16.50           22.50   18.00
June .................   18.75   17.00           18.75   15.00
March ................   20.50   18.00           17.25   13.75

--------------------------------------------------------------------------------

                                MAP OF BRANCHES





                                      40