Form 10-K, Exhibit 13
period 1997-12-31
COOPERATIVE BANKSHARES INC
filed 1998-03-30
CIK 923529

                             COOPERATIVE
                           BANKSHARES, INC.
              Full-Service Community Banking Since 1898






                            Annual Report
                          December 31, 1997

            COOPERATIVE BANKSHARES, INC.
________________________________________________________________

Profile Cooperative Bankshares, Inc., is the parent company of Cooperative Bank For Savings, Inc., SSB. The Bank is chartered under the laws of the state of North Carolina to engage in general banking business. Cooperative offers a wide range of retail banking services including deposit services, banking cards and alternative investment products. These funds are used for the extension of credit through home loans, commercial loans, consumer loans and other installment credit such as home equity, auto, boat loans and check reserve.

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

________________________________________________________________

Mission It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers. We do this while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.
________________________________________________________________

Table of
Contents   Selected Financial and Other Data . . . . . . . . . 2
           President's Message . . . . . . . . . . . . . . . . 3
           Management's Discussion & Analysis. . . . . . . .4-11
           Report of Independent Accountants . . . . . . . .  12
           Consolidated Statements of Financial
             Condition . . . . . . . . . . . . . . . . . . .  13
           Consolidated Statements of Operations . . . . . .  14
           Consolidated Statements of Stockholders' Equity .  15
           Consolidated Statements of Cash Flows . . . . . .  16
           Notes to Consolidated Financial Statements. . . 17-30
           Directors, Officers, and Office Locations . . . .  31
           Corporate Information . . . . . . . . . . . . . .  32

            SELECTED FINANCIAL AND OTHER DATA

                                               December 31,  December 31,  December 31,  December 31,  March 31,
Financial Condition (Dollars in Thousands)            1997          1996          1995          1994       1994
________________________________________________________________________________________________________________
  Assets. . . . . . . . . . . . . . . . . . .  $  369,121    $  341,300    $  311,843    $  324,252  $  312,513
  Loans receivable, net . . . . . . . . . . .     286,692       263,313       234,008       240,194     215,497
  Mortgage-backed and related securities. . .      12,856        28,825        30,907        31,658      37,202
  Cash, securities and other investments. . .      61,944        40,942        35,540        40,320      47,039
  Goodwill. . . . . . . . . . . . . . . . . .           0             0         3,602         3,894       4,113
  Deposits. . . . . . . . . . . . . . . . . .     288,691       278,139       270,071       266,079     273,704
  Borrowed funds. . . . . . . . . . . . . . .      50,226        35,435        10,089        30,000       9,650
  Stockholders' equity. . . . . . . . . . . .  $   28,294    $   25,470    $   29,083    $   26,923  $   26,148
________________________________________________________________________________________________________________
Summary of Operations (Dollars in thousands     Year Ended    Year ended    Year ended   9 Mo. ended Year ended
except per share amounts)                      December 31,  December 31,  December 31,  December 31,  March 31,
                                                      1997          1996          1995          1994       1994
________________________________________________________________________________________________________________
  Interest income. . . . . . . . . . . . . . . $   26,093    $   22,793    $   21,904    $   16,610  $   22,079
  Interest expense . . . . . . . . . . . . . .     15,732        13,630        13,701         8,302      10,565
  Net interest income. . . . . . . . . . . . .     10,361         9,163         8,203         8,308      11,514
  Provision for loan losses. . . . . . . . . .        153           156             3             0          30
  Non-interest income. . . . . . . . . . . . .        608           570           620           502       1,538
  Non-interest expenses (1). . . . . . . . . .      7,188        12,251         7,121         4,967       6,269
  Income (loss) before income taxes and
    accounting change. . . . . . . . . . . . .      3,628        (2,674)        1,699         3,843       6,753
  Income (loss) before accounting change . . .      2,234        (3,250)        1,024         2,487       4,032
  Cumulative effect of a change in
    accounting for income taxes. . . . . . . .          0             0             0             0         203
  Net income (loss). . . . . . . . . . . . . . $    2,234    $   (3,250)   $    1,024    $    2,487  $    4,235
________________________________________________________________________________________________________________
Other Selected Data

Return on average assets (2) . . . . . . . . .       0.63%        (1.01)%        0.32%         1.01%       1.35%
Return on average equity (2) . . . . . . . . .       8.26%       (11.40)%        3.62%        12.28%      17.46%
Stockholders' equity to total assets . . . . .       7.67%         7.46%         9.33%         8.30%       8.37%
Non-performing assets to total assets. . . . .       0.16%         0.44%         0.25%         0.15%       0.30%
Allowance for loan losses to total loans . . .       0.28%         0.29%         0.31%         0.31%       0.34%
________________________________________________________________________________________________________________
Per Share Data (3)

Earnings (loss) per:
    Common share . . . . . . . . . . . . . . . $      0.75   $    (1.09)   $     0.34    $     0.83  $     1.42
    Common share - assuming dilution . . . . .        0.70        (1.09)         0.32          0.78        1.34
Tangible book value. . . . . . . . . . . . . . $      9.48   $     8.54    $     8.54    $     7.72  $     7.38
Number of common shares outstanding. . . . . .   2,984,396    2,983,396     2,983,396     2,983,396   2,983,396

________________________________________________________________________________________________________________

(1) Includes one time special assessment for deposit insurance of $1.8 million and a charge-off of impaired goodwill of $3.4 million for the year ended December 31, 1996.
(2) Return on average assets and return on average equity for the nine months ended December 31, 1994 have been annualized for comparative purposes.
(3) All per share amounts are adjusted for all stock dividends, splits, and recent issued accounting pronouncements.

                 PRESIDENT'S MESSAGE

TO OUR STOCKHOLDERS:

     The year 1997 was one marked by continued improvement in the overall condition of Cooperative Bankshares, Inc. As the year progressed, the Bank's net interest income increased steadily.

EARNINGS
     Net income for the year ended December 31, 1997, rose 50% over the previous year to $2,233,738 or $.70 per share. Income for the year ended December 31, 1996 was $1,487,895 or $.47 per share, excluding a one time, special assessment for deposit insurance of $1,782,810, and a charge-off of goodwill of $3,359,791 relating to an acquisition made in 1983. Net loss for 1996, after the one time charges was $3,249,853 or $1.09 per share.

LOANS

     During the year, 713 mortgage loans were originated totaling $74,145,340, a 10% increase over the level of originations in the previous year. Despite this increase in the overall level of loan volume, we continue to adhere to strict underwriting criteria. Also during the year, the Retail Banking Division originated 1,345 loans in an amount of $15,362,244. Continued growth in our Retail Banking operation impacts favorably our net interest income, as these loans generally carry a higher rate of interest than one-to-four family mortgage loans. While the primary focus during the past year continued to be on origination of one-to-four family residential loans, Retail Banking loans will play an ever increasing role in the Company's asset structure.

ASSET QUALITY

     The quality of our assets remains a top priority for the Bank. As of December 31, 1997, nonperforming loans and real estate owned totaled $608,000, or 0.16% of assets, a 59% decline from $1,494,000 at December 31, 1996. The allowance for loan losses has been increased to $874,000, and while this is considered to be adequate at the present time to cover any potential loan loss exposure, the Bank is continuing to add to this allowance to further protect our investment in loans.

RECENT DEVELOPMENTS

     As previously mentioned, the Bank was assessed a one time special assessment of $1,782,810 for deposit insurance, and charged off goodwill of $3,359,791 relating to an acquisition made in 1983. While these charges were made in 1996, they have positively impacted earnings during 1997, and will favorably impact earnings in the future. Assets as of December 31, 1997 rose to an all time high of $369.1 million, an 8.2% increase over the previous year. On August 25th, the Board of Directors approved a 2 for 1 stock split in the form of a 100% stock dividend on the Bank's outstanding common stock. The split was payable on September 22nd to stockholders of record as of September 8th. This marked the fourth time the Company's stock has split since the public offering in 1991.

     During the past year, the Bank implemented its Web Page on the Internet, and may now be reached at www.coop-bank.com. During 1997, the Bank made a decision to invest significantly in new technology, equipment and communications systems, which allows the Bank to offer a wider range of products and services in the future, as well as prepare our information systems for the year 2000.

     The Retail Banking Division continues to develop and market new products, and now offers a full range of banking services as well as alternative investments, thus allowing us to be a full service, community bank.

SUMMARY

   It has been another busy year at Cooperative and, as anticipated, benefits from the above mentioned charge-offs continue to positively affect earnings. During the coming year Cooperative will celebrate its 100th anniversary, representing a century of service to the people of eastern North Carolina. As I look toward our second century in operation, I am optimistic about our future and appreciate your continued confidence and support.

/S/ Frederick Willetts, III

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

     Cooperative Bank is chartered under the laws of the state of North Carolina to engage in general banking business. The Bank offers a wide range of retail banking services including deposit services, banking cards and alternative investment products. These funds are used for the extension of credit through home loans, commercial loans, consumer loans and other installment credit such as home equity, auto and boat loans and check reserve.

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

     Cooperative Bank's lending activities are concentrated on the origination of conventional mortgage loans for the purpose of constructing, financing or refinancing one- to- four family residential properties. As of December 31, 1997, $272.3 million, or 88.5%, of the Bank's loan portfolio consisted of loans secured by one-to- four family residential properties. Also at that date, approximately 91.6% of the Bank's total loan portfolio consisted of loans secured by residential real estate. To a lesser extent, the Bank originates multi-family, nonresidential real estate loans, home equity line of credit loans, secured and unsecured consumer and business loans. While continuing to place primary emphasis on residential mortgage loans, the Bank is taking a more aggressive position in pursuing business lending, and nonresidential real estate lending involving loans secured by small commercial properties with balances generally ranging from $100,000 to $1,000,000. The Bank's primary emphasis is to originate adjustable rate loans with the fixed rate loan as an option. As of December 31, 1997, adjustable rate loans totaled $208.3 million, or 67.7%, and fixed rate loans totaled $99.3 million or 32.3% of the Bank's total loan portfolio.

INTEREST RATE SENSITIVITY ANALYSIS

     Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. Gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets.  At December 31,
1997, Cooperative had a one-year negative gap position of 9.2%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap
                                                              4

              MANAGEMENT'S DISCUSSION & ANALYSIS

analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, most of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms.
The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

INTEREST RATE SENSITIVITY ANALYSIS            Over One   Over Five
                                    One Year   Through   Through   Over Ten
December 31, 1997                   or Less  Five Years  Ten Years   Years    Total
____________________________________________________________________________________
                                                (Dollars in thousands)
Interest-earning assets:
  Securities and other
    interest-earning assets. . . .  $ 25,001  $ 16,003   $ 11,044  $ 5,000 $ 57,048
  Mortgage-backed and related
    securities . . . . . . . . . .     7,831     3,146      1,176      703   12,856
  Loan portfolio . . . . . . . . .   155,046    92,824     22,698   16,124  286,692
                                    --------  --------   --------  ------- --------
        Total. . . . . . . . . . .  $187,878  $111,973   $ 34,918  $21,827 $356,596
                                    ========  ========   ========  ======= ========

Interest-bearing liabilities:
    Deposits (1) . . . . . . . . .  $216,794  $ 62,129   $  9,768  $     - $288,691
    Borrowed funds . . . . . . . .     5,002    45,016         24       99   50,141
                                    --------  --------   --------  ------- --------
        Total. . . . . . . . . . .  $221,796  $107,145   $  9,792  $    99 $338,832
                                    ========  ========   ========  ======= ========

Interest rate sensitivity gap. . .  $(33,918) $  4,828   $ 25,126  $21,728 $ 17,764
                                    ========  ========   ========  ======= ========

Cumulative interest rate
  sensitivity gap. . . . . . . . .  $(33,918) $(29,090)  $ (3,964) $17,764
                                    ========  ========   ========  =======
Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities. . . . . . .      84.7%     91.2%      98.8%   105.2%
                                    ========  ========   ========  =======

Ratio of cumulative gap to
  total assets . . . . . . . . . .      (9.2%)    (7.9%)    (1.1%)     4.8%
                                    ========  ========   ========  =======

___________
(1) Includes noninterest bearing checking accounts of $4,204,000

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

     At December 31, 1997, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $74.1 million, which represents 21.9% of deposits and borrowed funds as compared to $68.4 million or 21.8% of deposits and borrowed funds at December 31, 1996. The temporary increase in liquid assets during the twelve months ended December 31, 1997, is in cash and cash equivalents. This excess cash will be used in the near future for the funding of home and commercial loan commitments.

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

     The Company's investment in mortgage-related securities included $15 million of collateralized mortgage obligations ("CMO") for the period ended December 31, 1996. The $15 million in CMOs securities were sold during 1997 at break even. The funds were reinvested in U.S. Government agency securities with a maturity ranging from one to three years.


     The Company's investment in U. S. Government agency bonds includes $5 million in Federal Home Loan Banks' Dual Indexed Consolidated Bonds maturing August 4, 2003. These bonds had an 8% interest rate from August 4, 1993, through August 3, 1995, at which time the rate was adjusted to 3.485% based on an indexing formula. Subsequent interest rates will also be based on an indexing formula and will adjust annually on February 4 and August 4. The indexing formula states that the interest rate per annum will be equal to a rate determined by the 10-Year CMT less the 6 month LIBOR plus a margin of 2.9% for August 4, 1995, increasing 30 basis points annually to 5.0% for August 4, 2002.

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

     The Company's primary uses of liquidity are to fund loans and to make investments. At December 31, 1997, outstanding off-balance sheet commitments to extend credit totaled $14.7 million, and the undisbursed portion of construction loans was $18.7 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CAPITAL

     Stockholders' equity at December 31, 1997, was $28.3 million, up 11% from $25.5 million at December 31, 1996. The total at December 31, 1997 and December 31, 1996, includes $7 thousand and $372 thousand respectively, net of tax, of unrealized losses on securities available for sale marked to estimated fair market value under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").

    Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks, supervised by the FDIC, must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 1997, the Bank's ratio of Tier I capital

              MANAGEMENT'S DISCUSSION & ANALYSIS

was 7.8%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 1997, the Bank had a ratio of qualifying total capital to risk-weighted assets of 14.5%.

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

OTHER INFORMATION

     Pursuant to enacted legislation, the FDIC levied an assessment on institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The assessment, set by the FDIC at 0.657% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. The effect of this assessment was to reduce the Company's net income, before income taxes, for the year ended December 31, 1996, by $1.8 million. As a result of this legislation, the Company's deposit insurance premiums declined substantially commencing January 1, 1997.

     During 1996, the Company's ongoing evaluation of the realizability of its goodwill relating to the 1983 purchase of a savings and loan indicated that the related branches were experiencing decreased profitability that had permanently impaired the goodwill. Due to this permanent impairment the Company recognized a charge-off of goodwill of $3.4 million to non-interest expense during the year ended December 31, 1996.

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on a recent assessment, the Company has developed a plan to address the year 2000 issue. The Company presently believes that the majority of the existing software in use is in compliance with the year 2000 issue and plans are in progress to bring the remaining software in compliance at a minimal cost to the Company. Although the cost to bring the Company's software in compliance can not be determined at this time, it is not expected to be material. However, there can be no guarantee that the system of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company.

                 FINANCIAL CONDITION AND RESULTS OF
                   OPERATIONS AT DECEMBER 31, 1997
                    COMPARED TO DECEMBER 31, 1996

FINANCIAL CONDITION

     The Company's total assets increased 8.2% to $369.1 million at December 31, 1997, as compared to $341.3 million at December 31, 1996. The two major changes in the assets were the increase of $6.0 million in cash and the $23.4 million (8.9%) increase in loans receivable. The increases in cash and loans during the current period were funded by retail deposits and borrowed funds. The Company concentrates its lending activities on the origination of conventional mortgage loans for the purpose of the construction, financing or refinancing of one- to- four family residential properties. At December 31, 1997, over 88.5% of the Company's loan portfolio consisted of loans secured by one- to- four family residential properties.

     The increase in retail deposits was used in part to fund the increase in loans receivable. Borrowed funds, collateralized through an agreement with the Federal Home Loan Bank ("FHLB") for advances, are secured by the Company's investment in FHLB stock and qualifying first mortgage loans. Borrowed funds at December 31, 1997, in the amount of $5.0 million, mature in September 1998 with the remaining amount

              MANAGEMENT'S DISCUSSION & ANALYSIS

maturing in later years. For further information, see Note 8 of Notes to Consolidated Financial Statements.

The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $608 thousand, or 0.16% of assets, at December 31, 1997, compared to $1.5 million, or 0.44% of assets, at December 31, 1996. The Company takes an aggressive position in collecting delinquent loans to keep non-performing assets down and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. In the opinion of management, the allowance for loan losses of $874 thousand at December 31, 1997, is adequate to cover potential losses.

RESULTS OF OPERATION

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

NET INCOME (LOSS)

     Net income for the year ended December 31, 1997, rose 50% over the previous year to $2.2 million as compared to core earnings for the previous year of $1.5 million. Pursuant to legislation enacted in 1996, the FDIC levied an assessment on institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The effect of this assessment was to reduce the Company's net income, before income taxes, for the year ended December 31, 1996, by $1.8 million. In addition to the SAIF assessment the Company recognized a charge-off of permanently impaired goodwill of $3.4 million to non-interest expense during the same period. After the one time charges the Company showed a net loss for the period ended December 31, 1996, of $3.3 million.

INTEREST INCOME

     Interest income increased 14% for the year ended December 31, 1997, as compared to the same period a year ago. The increase in income can be principally attributed to an increase in yield and the average balance of the loan portfolio as compared to the same period last year. This was partially offset by decreases in the average volume of mortgage-backed and related securities. Overall, the yield on average interest-earning assets increased to 7.60% as compared to 7.38% for the same period a year ago, and the average balance of interest-earning assets increased 11%.

INTEREST EXPENSE

     Interest expense increased 15% for the year ended December 31, 1997, as compared to the same period a year ago. The increase in interest expense can be principally attributed to an increase in the average balance of interest-bearing liabilities. Interest-bearing liabilities increased 12% during the year ended December 31, 1997, as compared to the same period a year ago. Although the cost of the average interest-bearing liabilities increased by 15 basis points to 4.92% as compared to 4.77% last year, this had only a minimal effect on the increase in interest expense.

NET INTEREST INCOME

     Net interest income for the year ended December 31, 1997, as compared to the same period a year ago, increased 13%. During the year ended December 31, 1997, the yield on average interest-earning assets increased 22 basis points, while the cost of average interest-bearing liabilities increased 15 basis points, causing net interest income to increase. The percentage of average interest-earning assets to average interest-bearing liabilities decreased slightly to 107.3% for the year ended December 31, 1997, as compared to 108.0% for the same period in 1996.
                                                              8

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

                                                 FOR THE PERIOD ENDED
                             ------------------------------------------------------------
                                  December 31, 1997                 December 31, 1996
                             ------------------------------------------------------------
                                                   Average                       Average
                               Average              Yield/   Average              Yield/
                               Balance   Interest    Cost    Balance   Interest    Cost
                              ---------  --------  --------  --------  --------  --------
Interest-earning assets:
  Securities and other
   interest-earning assets . .$ 36,586   $ 2,102    5.75%   $ 32,511   $ 1,819    5.60%
Mortgage-backed and related
  securities . . . . . . . . .  25,954     1,771    6.82%     30,397     2,048    6.74%
Loan portfolio . . . . . . . . 280,684    22,220    7.92%    246,038    18,927    7.69%
                              --------   -------            --------   -------
  Total interest-earning
    assets . . . . . . . . . . 343,224   $26,093    7.60%    308,946   $22,794    7.38%
                                         -------                       -------
Non-interest earning assets. .  10,599                        11,956
                              --------                      --------
Total assets . . . . . . . . .$353,823                      $320,902
                              ========                      ========

Interest-bearing liabilities:
   Deposits. . . . . . . . . . 280,152    13,148    4.69%    271,156    12,670   4.67%
   Borrowed funds. . . . . . .  39,797     2,584    6.49%     14,839       960   6.47%
                              --------   -------            --------   -------
    Total interest-bearing
      liabilities. . . . . . . 319,949   $15,732    4.92%    285,995   $13,630   4.77%
                                         -------                       -------
Non-interest bearing
  liabilities. . . . . . . . .   6,882                         6,389
                              --------                      --------
    Total liabilities. . . . . 326,831                       292,384
    Stockholders' equity . . .  26,992                        28,518
                              --------                      --------
Total liabilities and
  stockholders' equity . . . .$353,823                      $320,902
                              ========                      ========
Net interest income. . . . . .           $10,361                       $ 9,164
                                         =======                       =======
Interest rate spread . . . . .                      2.68%                        2.61%
                                                    ====                         ====
Net yield on interest-earning
  assets . . . . . . . . . . .                      3.02%                        2.97%
                                                    ====                         ====

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities. . . . .                     107.3%                       108.0%
                                                   =====                        =====

                                 FOR THE PERIOD ENDED
                             ------------------------------
                                  December 31, 1995
                             ------------------------------
                                                   Average
                               Average              Yield/
                               Balance   Interest    Cost
                              ---------  --------  --------
Interest-earning assets:
  Securities and other
    interest-earning assets. .$ 37,046   $ 2,325    6.28%
Mortgage-backed and related
  securities . . . . . . . . .  32,438     2,200    6.78%
Loan portfolio . . . . . . . . 237,431    17,379    7.32%
                              --------   -------
  Total interest-earning
    assets . . . . . . . . . . 306,915   $21,904    7.14%
                                         -------
Non-interest earning assets. .  12,454
                              --------
Total assets . . . . . . . . .$319,369
                              ========

Interest-bearing liabilities:
   Deposits. . . . . . . . . . 269,468    12,642    4.69%
   Borrowed funds. . . . . . .  16,794     1,058    6.30%
                              --------   -------
    Total interest-bearing
      liabilities. . . . . . . 286,262   $13,700    4.79%
                                         -------
Non-interest bearing
  liabilities. . . . . . . . .   4,842
                              --------
    Total liabilities. . . . . 291,104
    Stockholders' equity . . .  28,265
                              --------
Total liabilities and
  stockholders' equity . . . .$319,369
                              ========
Net interest income. . . . . .           $ 8,204
                                         =======
Interest rate spread . . . . .                      2.35%
                                                    ====
Net yield on interest-earning
  assets . . . . . . . . . . .                      2.67%
                                                    ====

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities. . . . .                     107.2%
                                                   =====

              MANAGEMENT'S DISCUSSION & ANALYSIS

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

                        December 31, 1996 Vs. December 31, 1997  December 31, 1995 Vs. December 31, 1996
                                      Increase (Decrease)              Increase (Decrease)
                                             Due to                           Due to
(Dollars in thousands)
                                               Rate/                                   Rate/
                         Volume     Rate      Volume    Total     Volume     Rate     Volume     Total
_________________________________________________________________________________________________________
Interest income:
  Securities and other
   interest-earning
   assets . . . . . . . .$  228     $ 49      $ 6      $  283     $(285)    $(252)   $31       $ (506)
  Mortgage-backed and
   related securities . .  (299)      26       (4)       (277)     (138)      (14)     1         (151)
Loan portfolio. . . . . . 2,665      550       78       3,293       630       885     32        1,547
                         -------------------------------------    ------------------------------------
    Total interest-
      earning assets. . . 2,594      625       80       3,299       207       619     64          890
                         -------------------------------------    ------------------------------------

Interest expense:
  Deposits. . . . . . . .   420       56        2         478        79       (51)     -           28
  Borrowed funds. . . . . 1,615        3        6       1,624      (123)       28     (3)         (98)
                         -------------------------------------    ------------------------------------
    Total interest-bearing
     liabilities . . . .  2,035       59        8       2,102       (44)      (23)    (3)         (70)
                         -------------------------------------    ------------------------------------
Net interest income. . . $  559     $566      $72      $1,197     $ 251     $ 642    $67       $  960
                         =====================================    ====================================

PROVISION FOR LOAN LOSSES

     During the year ended December 31, 1997, the Company had charge-offs against the allowance for loan losses of $86 thousand consisting of $8 thousand for consumer loans and $78 thousand for loans secured by real estate. The Company added $153 thousand to the allowance for loan losses for the twelve month period ended December 31, 1997, bringing the balance up to $874 thousand. Management considers this level to be appropriate based on lending volume, the current level of delinquencies and other non-performing assets, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors.

NONINTEREST INCOME

     There were no gains or losses on securities for the year ended December 31, 1997. The $52 thousand gain on sale of securities for the year ended December 31, 1996, was the cash liquidation of equity securities. The corporation in which the Company had invested was purchased by a third party and the stock was redeemed at a gain of $46 thousand. The remaining $6 thousand was from bonds with call options that were called during the year. During the year ended December 31, 1997, the Bank sold $14 million in fixed rate mortgage loans at a gain of $51 thousand. There

              MANAGEMENT'S DISCUSSION & ANALYSIS

were no sales during the same period a year ago. The funds from the loan sale were used in the operation of the Bank to extend credit to home and commercial loan customers. Real estate owned expense and losses decreased by 54% to $18 thousand as a result of management's commitment to disposing of these properties in a timely manner. Loan fees for the year ended December 31, 1997, as compared to last year decreased by 11% due to a decrease in the average balance of loans serviced for others. Fee income from deposit operations increased due to a more aggressive position in offering checking accounts.

NONINTEREST  EXPENSES

     Except for the one time FDIC assessment of $1.8 million and the goodwill charges of $3.6 million, for the year ended December 31, 1996, noninterest expense increased only 1.1%, as compared to the same period last year. The changes in noninterest expense are listed as follows. Compensation and related cost increased 8.7%. This 8.7% can be broken down as
follows:   7.7% for  new employees and normal cost of living
increases for existing employees, and 1.0% for a payment to a retiring member of the Company's Board Of Directors.
Occupancy and equipment expense increased 14%. This increase can be attributed to additional maintenance necessary to keep the Bank's buildings and equipment in good repair. The 60% decrease in Federal insurance premium can be attributed to the legislation enacted in September 1996 that resulted in a reduction in the premium. Advertising increased 25% due to a more aggressive advertising campaign. The impaired goodwill was charged off during September 1996 eliminating a $242 thousand annual charge to noninterest expense. An increase in professional services (consultant fees, attorney fees and accounting fees) was the major component that increased other operating expense by 7%.

INCOME TAXES

     The effective tax rates for the years ended December 31, 1997 and 1996 approximate the statutory rate after giving effect to nontaxable interest, write-off of impaired goodwill, other permanent tax differences, and adjustments to certain deferred tax liabilities.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Cooperative Bankshares, Inc.
Wilmington, North Carolina

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Raleigh, North Carolina
January 30, 1998

          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
               December 31, 1997 and 1996

                                                           1997            1996
                                                        ---------------------------
                               ASSETS
Cash and cash equivalents . . . . . . . . . . . . . . . $ 17,207,777  $ 11,507,283
Securities:
  Available for sale. . . . . . . . . . . . . . . . . .   21,004,067     5,946,250
  Held to maturity (estimated market value,
    1997 - $20,348,130; 1996 - $19,705,629) . . . . . .   21,043,946    21,053,628
Mortgage-backed and related securities available
  for sale. . . . . . . . . . . . . . . . . . . . . . .   12,856,337    28,824,918
Other investments . . . . . . . . . . . . . . . . . . .    2,688,200     2,435,000
Loans receivable, net . . . . . . . . . . . . . . . . .  286,691,769   263,312,730
Foreclosed real estate owned. . . . . . . . . . . . . .      251,141        42,146
Accrued interest receivable . . . . . . . . . . . . . .    2,172,335     1,917,447
Premises and equipment, net . . . . . . . . . . . . . .    4,872,202     4,786,292
Prepaid expenses and other assets . . . . . . . . . . .      333,316     1,474,164
                                                        ------------  ------------
                                                        $369,121,090  $341,299,858
                                                        ============  ============

           LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits. . . . . . . . . . . . . . . . . . . . . . . . $288,690,634  $278,138,909
Borrowed funds. . . . . . . . . . . . . . . . . . . . .   50,141,002    35,145,362
ESOP note payable . . . . . . . . . . . . . . . . . . .       84,824       289,160
Escrow deposits . . . . . . . . . . . . . . . . . . . .      427,983       620,808
Accrued interest payable on deposits. . . . . . . . . .      126,155       351,295
Deferred income taxes, net. . . . . . . . . . . . . . .    1,051,800     1,075,883
Accrued expenses and other liabilities. . . . . . . . .      305,123       208,891
                                                        ------------  ------------
       Total liabilities. . . . . . . . . . . . . . . .  340,827,521   315,830,308
                                                        ------------  ------------

Commitments and contingencies (Notes 5, 9 and 17)

Stockholders' equity:
  Preferred stock, $1 par value, 3,000,000 shares
    authorized, none issued and outstanding . . . . . .            -             -
  Common stock, $1 par value, 7,000,000 shares
    authorized, 2,984,396 and 1,491,698 shares
    issued and outstanding. . . . . . . . . . . . . . .    2,984,396     1,491,698
  Additional paid-in capital. . . . . . . . . . . . . .    6,022,454     6,003,111
  Unearned ESOP shares. . . . . . . . . . . . . . . . .      (84,824)     (289,160)
  Net unrealized loss on securities available
    for sale. . . . . . . . . . . . . . . . . . . . . .       (6,663)     (372,265)
  Retained earnings . . . . . . . . . . . . . . . . . .   19,378,206    18,636,166
                                                        ------------  ------------
       Total stockholders' equity . . . . . . . . . . .   28,293,569    25,469,550
                                                        ------------  ------------
                                                        $369,121,090  $341,299,858
                                                        ============  ============

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF OPERATIONS
        For the years ended December 31, 1997, 1996 and 1995

                                                  1997         1996        1995
                                               ------------------------------------
Interest income:
  Loans receivable. . . . . . . . . . . . . .$22,220,197   $18,926,560  $17,379,495
  Mortgage-backed and related securities. . .  1,771,023     2,048,268    2,199,582
  Securities. . . . . . . . . . . . . . . . .  2,102,462     1,818,629    2,324,569
                                             -----------   -----------  -----------
       Total interest income. . . . . . . . . 26,093,682    22,793,457   21,903,646
                                             -----------   -----------  -----------
Interest expense:
  Deposits. . . . . . . . . . . . . . . . . . 13,148,297    12,669,984   12,642,461
  Borrowed funds. . . . . . . . . . . . . . .  2,584,143       960,408    1,058,457
                                             -----------   -----------  -----------
       Total interest expense . . . . . . . . 15,732,440    13,630,392   13,700,918
                                             -----------   -----------  -----------
Net interest income . . . . . . . . . . . . . 10,361,242     9,163,065    8,202,728
Provision for  loan losses. . . . . . . . . .    153,000       155,809        2,658
                                             -----------   -----------  -----------
       Net interest income after provision
         for loan losses. . . . . . . . . . . 10,208,242     9,007,256    8,200,070
                                             -----------   -----------  -----------
Noninterest income:
  Net gains on sale of securities . . . . . .          -        52,496       22,629
  Net gains on sale of loans and
    mortgage-backed and related securities. .     51,026             -      205,091
  Real estate owned expenses and losses . . .    (18,154)      (39,833)    (159,546)
  Loan fees . . . . . . . . . . . . . . . . .    264,404       295,625      310,783
  Deposit and related fees. . . . . . . . . .    311,047       257,011      232,353
  Other income, net . . . . . . . . . . . . .       (256)        4,217        9,151
                                             -----------   -----------  -----------
       Total noninterest income . . . . . . .    608,067       569,516      620,461
                                             -----------   -----------  -----------
Other operating expenses:
  Compensation and fringe benefits. . . . . .  3,957,154     3,638,832    3,634,205
  Occupancy and equipment . . . . . . . . . .  1,428,944     1,257,639    1,170,871
  Federal insurance premiums. . . . . . . . .    218,811       543,526      658,706
  Advertising . . . . . . . . . . . . . . . .    434,454       348,356      343,020
  Amortization of goodwill. . . . . . . . . .          -       242,398      292,069
  Other . . . . . . . . . . . . . . . . . . .  1,149,278     1,077,727    1,022,762
  SAIF assessment . . . . . . . . . . . . . .          -     1,782,810            -
  Goodwill impairment . . . . . . . . . . . .          -     3,359,791            -
                                             -----------   -----------  -----------
       Total other operating expenses . . . .  7,188,641    12,251,079    7,121,633
                                             -----------   -----------  -----------

Income (loss) before income taxes . . . . . .  3,627,668    (2,674,307)   1,698,898
Income tax expense. . . . . . . . . . . . . .  1,393,930       575,546      674,517
                                             -----------   -----------  -----------
Net income (loss) . . . . . . . . . . . . . .$ 2,233,738   $(3,249,853) $ 1,024,381
                                             ===========   ===========  ===========
Earnings (loss) per:
  Common share. . . . . . . . . . . . . . . .$      0.75   $     (1.09) $      0.34
                                             ===========   ===========  ===========
  Common share - assuming dilution. . . . . .$      0.70   $     (1.09) $      0.32
                                             ===========   ===========  ===========


The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
        For the years ended December 31, 1997, 1996 and 1995

                                                                      Unrealized
                                                                         Loss
                                           Additional   Unearned     on Securities                   Total
                                 Common     Paid-In       ESOP         Available       Retained   Stockholders'
                                  Stock     Capital      Shares      for Sale, Net     Earnings      Equity
                                -----------------------------------------------------------------------------
Balance, December 31, 1994      $1,491,698  $6,003,111  $        -    $(1,433,690)   $20,861,638   $26,922,757

  Change in unrealized loss
    on securities available
    for sale, net of taxes               -           -           -      1,135,752              -     1,135,752

  Net income for year                    -           -           -              -      1,024,381     1,024,381
                                ------------------------------------------------------------------------------
Balance, December 31, 1995       1,491,698   6,003,111           -       (297,938)    21,886,019    29,082,890

  Change in unrealized loss
    on securities available
    for sale, net of taxes               -           -           -        (74,327)             -       (74,327)

  Guaranty of ESOP borrowing             -           -    (800,000)             -              -      (800,000)

  Release of ESOP shares                 -           -     510,840              -              -       510,840

  Net loss for year                      -           -           -              -     (3,249,853)   (3,249,853)
                                ------------------------------------------------------------------------------
Balance, December 31,1996        1,491,698   6,003,111    (289,160)      (372,265)    18,636,166    25,469,550

  Two for one stock split,
    effected in the form of a
    stock dividend               1,491,698           -           -              -     (1,491,698)            -

  Exercise of stock options          1,000       7,679           -              -              -         8,679

  Change in unrealized loss
    on securities available
    for sale, net of taxes               -           -           -        365,602              -       365,602

  Release of ESOP shares                 -      11,664     204,336              -              -       216,000

  Net income for year                    -           -           -              -      2,233,738     2,233,738
                                ------------------------------------------------------------------------------
Balance, December 31, 1997      $2,984,396  $6,022,454  $  (84,824)   $    (6,663)    $19,378,206  $28,293,569
                                ==============================================================================


The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS

      For the years ended December 31, 1997, 1996 and 1995

                                                     1997        1996        1995
                                                 ------------------------------------
Operating activities:
  Net income (loss)                              $2,233,738  $(3,249,853)  $  1,024,381
  Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities:
    Net accretion, amortization, and
      depreciation                                  591,844      801,129        802,695
    Net gain on sale of securities                        -      (52,496)       (22,629)
    Net gain on sale of loans and mortgage-
      backed and related securities                 (51,026)           -       (205,091)
    Provision (benefit) for deferred income
      taxes                                        (286,101)     290,700       (151,600)
    Goodwill impairment                                   -    3,359,791              -
    Release of ESOP shares                           11,664            -              -
    Loss (gain) on sale of premises and
      equipment                                      (3,345)       1,000              -
    Loss on sales of foreclosed real estate             725       13,266         48,972
    Valuation losses on foreclosed real
     estate                                          10,653       76,566         86,836
    Provision for loan losses                       153,000      155,809          2,658
    Changes in assets and liabilities:
        Accrued interest receivable                (254,888)    (174,858)       297,706
        Prepaid expenses and other assets         1,109,408     (992,802)       160,020
        Accrued interest payable on deposits       (225,140)    (511,082)       840,502
        Accrued expenses and other liabilities       96,233     (319,256)       237,247
                                                ---------------------------------------
          Net cash provided by (used in)
           operating activities                   3,386,765     (602,086)     3,121,697
                                                ---------------------------------------
Investing activities:
  Purchase of securities available for sale     (17,000,000)  (9,997,883)             -
  Proceeds from sales of securities available
    for sale                                              -            -     14,698,750
  Proceeds from maturity of securities available
    for sale                                      2,000,000    4,000,000              -
  Proceeds from sale of mortgage-backed and
    related securities available for sale        15,038,128            -              -
  Proceeds from principal repayments of
    mortgage-backed and related securities
    available for sale                            1,429,317    1,906,819      1,646,885
  Proceeds from sales of loans                   14,028,855            -     22,472,343
  Loan originations, net of principal
    repayments                                  (38,117,697) (29,661,834)   (16,219,011)
  Proceeds from disposals of foreclosed real
    estate                                          387,456      605,626        132,280
  Purchases of premises and equipment              (572,338)    (241,238)      (621,601)
  Proceeds from sale of premises and equipment        9,989       16,202              -
  Net purchases of other investments               (253,200)           -        (38,600)
  Net proceeds from (repayments of) sales of
    other investments                                     -      199,471              -
                                                ---------------------------------------
          Net cash provided by (used in)
            investing activities                (23,049,490) (33,172,837)    22,071,046
                                                ---------------------------------------

Financing activities:
  Net increase in deposits                       10,551,725    8,068,248      3,991,578
  Proceeds from FHLB advances                    25,000,000   25,000,000     17,000,000
  Principal payments on FHLB advances           (10,000,000)           -    (28,000,000)
  Net decrease in other borrowings                        -            -     (9,000,000)
  Net proceeds from (repayments of) FHLB
    program                                          (4,360)      56,345         89,017
  Proceeds from issuance of common stock              8,679            -              -
  Net change in escrow deposits                    (192,825)     268,140       (317,120)
                                                ---------------------------------------
          Net cash provided by (used in)
            financing activities                 25,363,219   33,392,733    (16,236,525)
                                                ---------------------------------------
Increase (decrease) in cash and cash
  equivalents                                     5,700,494     (382,190)     8,956,218
Cash and cash equivalents:
  Beginning of year                              11,507,283   11,889,473      2,933,255
                                                ---------------------------------------
  End of year                                   $17,207,777  $11,507,283    $11,889,473
                                                =======================================



The accompanying notes are an integral part of the consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the "Company"), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly-owned subsidiary Cooperative Bank for Savings, Inc., SSB, and its wholly-owned subsidiary CS&L Services, Inc. All significant intercompany transactions have been eliminated.

Nature of Operations - The Company operates 17 offices (including 16 full service branches) in Eastern North Carolina and offers a wide range of banking services including deposit services, banking cards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary sources of revenue are its loan and securities portfolios.


Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1997 and 1996 and the reported amounts of revenues and expenses during the years ended December 31, 1997, 1996 and 1995. Actual results could differ from those estimates.

Significant Accounting Policies - The significant accounting policies of the Company are summarized below:
      a. Cash and Cash Equivalents - Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions. Interest-bearing deposits aggregated $12,311,582 and $9,084,216 at December 31, 1997 and
          1996, respectively.

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

          The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
       (CONTINUED)
      c. Loans Receivable and Allowance for Loan Losses (Continued) - At December 31, 1997 and 1996, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $454,176 and $1,064,261, respectively, with corresponding valuation allowances of $0 and $70,385, respectively. For the years ended December 31, 1997 and 1996, the average recorded investment in impaired loans was approximately $654,000 and $485,000, respectively.
          The amount of interest recognized on impaired loans during the portion of the year that they were impaired was immaterial. The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

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

      e. Foreclosed Real Estate - Foreclosed real estate is recorded initially at the lower of the loan balance or estimated fair value of the property less estimated costs to sell at the date of foreclosure and subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed.

      f. Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
       (CONTINUED)

      f. Premises and Equipment (Continued) - estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 5 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

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

      h. Goodwill - Goodwill is amortized using the straight-line method over 25 years. The Company evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects for the Company, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the banking industry and any other events or circumstances which might indicate potential impairment. During fiscal year 1996, it was determined that the recorded investment in goodwill was impaired. Accordingly, the carrying value was written off to net realizable value through a charge to earnings of $3,359,791.

      i. New Accounting Pronouncements - The Company will adopt SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. SFAS No. 131 establishes standards for determining an entity's operating segments and the type and level of financial information to be disclosed in both annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

2.  SECURITIES
    Securities at December 31, 1997 and 1996 are summarized as follows:

                                                      GROSS      GROSS    ESTIMATED
                                        AMORTIZED   UNREALIZED  UNREALIZED  MARKET
                                          COST        GAINS       LOSSES     VALUE
                                        ---------   ----------  ---------- ---------
1997
U.S. Government and agency securities:
     Held to maturity . . . . . . . . .$21,043,946  $     -  $  695,816  $20,348,130
     Available for sale . . . . . . . . 21,002,969   18,283      17,185   21,004,067
                                       ---------------------------------------------
                                       $42,046,915  $18,283  $  713,001  $41,352,197
                                       =============================================
1996:
U.S. Government and agency securities:
     Held to maturity . . . . . . . . .$21,053,628  $     -  $1,347,999  $19,705,629
     Available for sale . . . . . . . .  6,003,733    1,250      58,733    5,946,250
                                       ---------------------------------------------
                                       $27,057,361  $ 1,250  $1,406,732  $25,651,879
                                       =============================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The maturities of securities at December 31, 1997 are summarized as follows:

                                                      ESTIMATED
                                        AMORTIZED       MARKET
                                          COST          VALUE
                                        ------------------------
Held to maturity:
     After 5 years through 10 years. . .$16,043,946  $15,496,254
     After 10 years. . . . . . . . . . .  5,000,000    4,851,876
                                        ------------------------
                     Total . . . . . . .$21,043,946  $20,348,130
                                        ========================
Available for sale:
     Within 1 year . . . . . . . . . . .$ 5,000,000  $ 4,996,875
     After 1 year through 5 years. . . . 16,002,969   16,007,192
                                        ------------------------
                                        $21,002,969  $21,004,067
                                        ========================

Gross realized gains and losses on the sale of securities are summarized as follows for the years ended December 31, 1997, 1996 and 1995:

                               1997        1996        1995
                               ----------------------------
Gross realized gains. . . . . .$  -       $52,496     $29,545
Gross realized losses . . . . .   -             -       6,916

3.  MORTGAGE-BACKED AND RELATED SECURITIES

    Mortgage-backed and related securities available for sale at December 31, 1997 and 1996 are summarized as follows:

                                                   GROSS      GROSS    ESTIMATED
                                    AMORTIZED   UNREALIZED  UNREALIZED  MARKET
                                       COST       GAINS       LOSSES     VALUE
                                    ---------   ----------  ---------- ---------
1997
   GNMA certificates . . . . . . . .$ 5,010,422  $ 72,544  $      -    $ 5,082,966
   FNMA certificates . . . . . . . .  5,715,904    21,272   117,044      5,620,132
   FHLMC certificates. . . . . . . .  2,142,572    10,667         -      2,153,239
                                    ----------------------------------------------
            Total                   $12,868,898  $104,483  $117,044    $12,856,337
                                    ==============================================
1996:
   GNMA certificates . . . . . . . .$ 5,081,604  $      -  $143,357    $ 4,938,247
   FNMA certificates . . . . . . . .  6,720,961    19,185   166,425      6,573,721
   FHLMC certificates. . . . . . . .  2,565,813     9,073         -      2,574,886
   Collateralized mortgage
     obligations . . . . . . . . . . 15,038,140         -   300,076     14,738,064
                                    ----------------------------------------------
                    Total           $29,406,518  $ 28,258  $609,858    $28,824,918
                                    ==============================================

The Company realized gross gains of $9,375 and gross losses of $9,387 on sales of mortgage backed and related securities for the year ended December 31, 1997. There were no sales of mortgage backed and related securities in 1996 or 1995. Expected maturities for mortgage-backed and related securities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

4.  OTHER INVESTMENTS

    Other investments at December 31, 1997 and 1996 consist of Federal Home Loan Bank of Atlanta ("FHLB") stock. The amortized cost and estimated market value of the FHLB stock was $2,688,200 and $2,435,000 at December 31, 1997 and 1996, respectively.
The Company, as member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  LOANS RECEIVABLE

    Loans receivable at December 31, 1997 and 1996 are summarized as follows (in thousands):

                                                            1997          1996
                                                      -----------------------------
Mortgage loans collateralized by real estate:
     1-4 family residential properties. . . . . . . . .$232,977        $226,765
     Multi-family residential properties. . . . . . . .   4,835           4,959
     Nonresidential properties. . . . . . . . . . . . .   4,891           5,205
     1-4 family residential properties under. . . . . .
         construction . . . . . . . . . . . . . . . . .  24,908          23,152
     Nonresidential properties under construction . . .     469             752
     Multi-family residential properties under
       construction . . . . . . . . . . . . . . . . . .       -             267
Installment loans collateralized by real estate:
     1-4 family residential properties. . . . . . . . .  12,134           8,820
     Multi-family residential properties. . . . . . . .   1,442             212
     Nonresidential properties. . . . . . . . . . . . .   4,526             475
     Multi-family residential properties under
       construction . . . . . . . . . . . . . . . . . .   2,996           2,400
     1-4 family residential properties under
       construction . . . . . . . . . . . . . . . . . .   2,327               -
     Nonresidential properties under construction . . .   7,868               -
Consumer loans. . . . . . . . . . . . . . . . . . . . .   4,397           3,564
Business loans. . . . . . . . . . . . . . . . . . . . .   2,586             510
Consumer and business loans under construction. . . . .   1,213             525
                                                       ------------------------
                    Total loans . . . . . . . . . . . . 307,569         277,606
Less:
     Undisbursed portion of construction loans. . . . .  18,729          12,205
     Discounts and other. . . . . . . . . . . . . . . .   1,274           1,281
     Loan loss reserve. . . . . . . . . . . . . . . . .     874             807
                                                       ------------------------
                    Net loans                          $286,692        $263,313
                                                       ========================

Activity in the allowance for loan losses for the years ended
December 31, 1997, 1996 and 1995 is summarized as follows:

                                  1997        1996        1995
                                  ----------------------------
Balance at beginning of year. . $807,539   $737,000   $737,000
Provision for loan losses . . .  153,000    155,809      2,658
Loans charged-off . . . . . . .  (86,737)   (85,270)    (2,658)
                                ------------------------------
Balance at end of year. . . . . $873,802   $807,539   $737,000
                                ==============================

The following is a summary of nonperforming assets at December
31, 1997 and 1996 (in thousands):

                                                            1997          1996
                                                      -----------------------------
Loans 90 days past due and still accruing interest. . .$ 357             $  665
Nonaccrual loans. . . . . . . . . . . . . . . . . . . .    -                787
Other real estate owned . . . . . . . . . . . . . . . .  251                 42
                                                       ------------------------
         Total. . . . . . . . . . . . . . . . . . . . .$ 608             $1,494
                                                       ========================

In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December
31, 1997 and 1996 (in thousands):

                                                         1997             1996
                                                      ---------------------------
Undisbursed portion of home equity lines of
  credit collateralized primarily by junior liens
  on 1-4 family properties . . . . . . . . . . . . . . $ 6,374         $  5,274
Other commitments and credit lines . . . . . . . . . .   3,318            2,807
Fixed-rate mortgage loan commitments . . . . . . . . .   2,571            1,565
Adjustable-rate mortgage loan commitments. . . . . . .   2,408            3,287
                                                       ------------------------
                          Total. . . . . . . . . . . . $14,671          $12,933
                                                       ========================

As commitments may expire unused, the total commitment amount does not necessarily represent future cash requirements.

The Company, through its normal lending activity, originates and maintains loans which are substantially concentrated in Eastern North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan originations. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

The Company originates both adjustable and fixed interest rate loans. The adjustable-rate loans have interest rate adjustment limitations and are indexed to various nationally recognized indexes or financial instruments.

Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short term deposits that have been primarily utilized to fund these loans.

Mortgage loans serviced for others (previously sold without recourse) approximated $65,061,000, $62,753,000 and
$73,843,000 at December 31, 1997, 1996 and 1995, respectively.

Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

On January 1, 1997 the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires that enterprises recognize as separate assets rights to service mortgage loans for others, however those rights are acquired. There were no purchases of servicing rights during 1997 or 1996, nor were there any loan sales in 1996. Fees on loans sold in 1997 are considered to adequately compensate the Company, therefore no servicing assets were recorded on those sales.

6.  PREMISES AND EQUIPMENT

    Premises and equipment at December 31, 1997 and 1996 are summarized as follows:

                                                            1997          1996
                                                      ---------------------------
Land . . . . . . . . . . . . . . . . . . . . . . . . .$  1,626,553     $  1,446,531
Buildings. . . . . . . . . . . . . . . . . . . . . . .   4,796,885        4,785,996
Leasehold improvements . . . . . . . . . . . . . . . .     438,739          438,739
Furniture and equipment. . . . . . . . . . . . . . . .   3,711,528        3,486,791
                                                      -----------------------------
                                                        10,573,705       10,158,057
Less accumulated depreciation and amortization . . . .  (5,701,503)      (5,371,765)
                                                      -----------------------------
                         Total . . . . . . . . . . . .$  4,872,202     $  4,786,292
                                                      =============================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     DEPOSITS
Certificates of deposit of $100,000 or more at December 31, 1997 and 1996, are summarized by maturity as follows (in thousands):

                                                            1997          1996
                                                      ---------------------------
3 months or less . . . . . . . . . . . . . . . . . . .$  13,957         $  11,265
Over 3 through 6 months. . . . . . . . . . . . . . . .    8,708             9,198
Over 6 through 12 months . . . . . . . . . . . . . . .   21,591            15,948
Over 12 months . . . . . . . . . . . . . . . . . . . .    6,180             6,655
                                                      ---------------------------
           Total . . . . . . . . . . . . . . . . . . .$  50,436         $  43,066
                                                      ===========================

The average balance of, and weighted average rates ("WAR") paid on deposits for the years ended December 31, 1997, 1996 and 1995 (in thousands) are summarized as follows:

                                 1997               1996              1995
                          -----------------------------------------------------
                          Average             Average            Average
                          Balance     WAR     Balance    WAR     Balance    WAR
                          -----------------------------------------------------
NOW accounts. . . . . . . $ 12,208    0.92%   $ 11,513   1.00%   $  9,701  1.40%
Money market. . . . . . .    7,472    2.83%      7,866   2.10%      9,461  2.21%
Savings . . . . . . . . .   34,050    1.94%     35,881   2.00%     41,159  2.27%
Certificates of deposit .  226,422    5.37%    215,896   5.41%    209,147  5.43%
                          ------------------------------------------------------
   Total. . . . . . . . . $280,152    4.69%   $271,156   4.67%   $269,468  4.69%
                          ======================================================

Non-interest bearing deposits totaled $4,204,000 and $4,231,000 at December 31, 1997 and 1996, respectively.

8. BORROWED FUNDS

   Borrowed funds and the corresponding weighted average rates
("WAR") at December 31, 1997 and 1996 are summarized as follows:

                              1997     WAR     1996       WAR
                          --------------------------------------
Advances from FHLB. . . . $50,000,000  6.48% $35,000,000  6.43%
Affordable Housing
  Program . . . . . . . .
  advances from FHLB. . .     141,002  3.50%     145,362  3.50%
                          -------------------------------------
           Total. . . . . $50,141,002  6.47% $35,145,362  6.42%
                          =====================================

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. This agreement provides for an $82 million line of credit with the FHLB. The maximum month end balances were $50 million, $35 million, and $27 million during the years ended December 31, 1997, 1996 and 1995. Annual principal maturities of Federal Home Bank advances for each of the five years subsequent to December 31, 1997 are as follows:

1998. . . . . . . . . . . . . . . . . . . . .$  5,000,000
1999. . . . . . . . . . . . . . . . . . . . .  10,000,000
2000. . . . . . . . . . . . . . . . . . . . .  10,000,000
2001. . . . . . . . . . . . . . . . . . . . .  15,000,000
2002. . . . . . . . . . . . . . . . . . . . .  10,000,000
                                              -----------
         Total. . . . . . . . . . . . . . . . $50,000,000
                                              ===========

The Affordable Housing Program advances are funds advanced by the FHLB for the Company to re-lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.5% and mature at various times between November 2015 and January 2016.

Interest expense on borrowed funds is summarized as follows:

                                       1997           1996         1995
                                      ----------------------------------------
Advances from FHLB . . . . . . . . .  $ 2,575,273    $ 960,408     $  976,707
Securities sold under agreement
  to repurchase. . . . . . . . . . .            -            -         81,750
ESOP loan. . . . . . . . . . . . . .        8,870            -              -
                                      ---------------------------------------
      Total. . . . . . . . . . . . .  $ 2,584,143    $ 960,408     $1,058,457
                                      =======================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  REGULATORY MATTERS AND CAPITAL REQUIREMENTS

    The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject. As of December 31, 1997, the most recent notification from the FDIC categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Company's category. The Company's actual capital amounts and ratios are also presented in the table below (dollars in thousands):

                                                                    TO BE WELL
                                                                    CAPITALIZED
                                                                   UNDER PROMPT
                                                 FOR CAPITAL        CORRECTIVE
                                ACTUAL        ADEQUACY PURPOSES  ACTION PROVISIONS
                          --------------------------------------------------------
                          AMOUNT     RATIO    AMOUNT     RATIO    AMOUNT    RATIO
                          --------------------------------------------------------
As of December 31, 1997:
-----------------------
Total Capital (to Risk
  Weighted Assets) . . . .$29,174     14.9%    $15,623   8.0%     $19,529   10.0%
Tier I Capital (to Risk
  Weighted Assets) . . . . 28,300     14.5%      7,812   4.0%      11,717    6.0%
Tier I Capital (to
  Average Assets). . . . . 28,300      7.8%     14,153   4.0%      17,691    5.0%
Total Tangible Capital
  (to Total Tangible
  Assets). . . . . . . . . 28,294      7.7%     18,455   5.0%      18,456    5.0%

As of December 31, 1996:
-----------------------
Total Capital (to Risk
  Weighted Assets) . . . .$26,649     15.0%    $14,215   8.0%     $17,768   10.0%
Tier I Capital (to Risk
  Weighted Assets) . . . . 25,842     14.5%      7,107   4.0%      10,661    6.0%
Tier I Capital (to
  Average Assets). . . . . 25,842      7.8%     13,286   4.0%      16,608    5.0%
Total Tangible Capital
  (to Total Tangible
  Assets). . . . . . . . . 25,470      7.5%     17,065   5.0%      17,065    5.0%

A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event . This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposits of an account holder. The liquidation account was approximately $4,002,000 at December 31, 1997.

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

On September 30, 1996, Congress passed into law a recapitalization plan for the Savings Association Insurance Fund (the "SAIF"), the insurance fund covering deposits of savings institutions. The approved plan provided for a special assessment of 0.66% on certain deposits as of March 31, 1996. The Company's assessment amounted to approximately $1,783,000.


10.  BENEFIT PLANS

     The Company has a qualified, noncontributory defined-benefit retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last ten years of employment.

On October 25, 1996 the Plan was amended to change the Plan from a single employer plan to a multi-employer plan. The effective date of the amendment is January 1, 1996. All other provisions of the Plan remain substantially the same, with the exception of Plan funding. Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. There were no contributions required or made to the Plan during 1997 or 1996.

At December 31, 1995, the Company had accrued pension cost related to the Plan of $300,784. Upon conversion to a multi-employer plan, the liability was eliminated and recognized as a reduction of pension expense.

Until January 1, 1997, the Company maintained an Employee Stock
Ownership Plan (the "ESOP") for the exclusive benefit of participating employees with the Company. Participating employees were full-time employees age 21 or

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS older who had completed one year of service. The Company's contributions to the ESOP were allocated among participants on the basis of total compensation paid each plan year and were determined solely at the discretion of the Board of Directors.

On December 23, 1996 the ESOP borrowed $800,000 from another financial institution and purchased 84,374 shares of the Company's common stock from the defined benefit plan at $9.46 per share. These shares serve as collateral for the loan and the loan is guaranteed by the Company. Accordingly, the loan was recorded by the Company as a liability and the shares recorded as a separate component of stockholders' equity.

On January 1, 1997 the ESOP was merged into a combined ESOP and 401(k) plan (the "KSOP"). The employees' ESOP accounts were transferred to their KSOP accounts on that date. Employees are able to contribute up to 15% of their eligible annual compensation to the KSOP, subject to Internal Revenue Service limitations. The Company will match employee contributions up to a limit determined annually by the Board of Directors. The match was established by the Board as 6% for 1997 and 1998.

During the year ended December 31, 1997 the Company matched employee contributions by contributing $204,000 to the KSOP to repay a portion of the note. This released 21,600 shares from serving as collateral for the loan. These shares were allocated to the participants according to the plan specifications on December 31, 1997. At December 31, 1997 there are 8,774 unearned ESOP shares, with an estimated market value of approximately $228,124, held in suspense.

The net expense incurred by the Company for these benefit plans, including the effect of the change in the defined benefit plan noted earlier, was $232,164, $209,216, and $179,350 for the years ended December 31, 1997, 1996, and 1995, respectively.

11.  EARNINGS PER SHARE

On August 25, 1997 the Company declared a 100% stock split effected in the form of a stock dividend. This split increased the number of common shares outstanding to 2,983,396. All prior period share and per share data have been adjusted for the split.

The Company adopted SFAS No. 128 "Earnings Per Share" on December 31, 1997. As required, all prior period earnings per share have been restated to conform with the provisions of the statement. There are no material differences between earnings per share reported under SFAS No. 128 and the previously reported amounts for the years ended December 31, 1996 and 1995.

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned ESOP shares) for the years ended December 31, 1997, 1996 and 1995.

                                       1997           1996         1995
                                      ----------------------------------------
Net income (loss) (numerator). . . . .$2,233,738     $(3,249,853)  $1,024,381
                                      =======================================
Shares for basic EPS (denominator) . . 2,972,686       2,981,954    2,983,396
Dilutive effect of stock options . . .   211,611               -      181,382
                                      ---------------------------------------
Adjusted shares for diluted EPS. . . . 3,184,297       2,981,954    3,164,778
                                      =======================================


For the year ended December 31, 1996, there were 276,802 options outstanding that were antidilutive due to the net loss for the year. These common stock equivalents have been omitted from the calculation of diluted earnings per share.


12.  INCOME TAXES

Income tax expense consists of the following components for the years ended December 31, 1997, 1996 and 1995:

                                       1997           1996          1995
                                      --------------------------------------
Current tax provision . . . . . . . . $1,680,031     $284,846     $ 826,117
Deferred tax provision (benefit). . .   (286,101)     290,700      (151,600)
                                      -------------------------------------
     Total. . . . . . . . . . . . . . $1,393,930     $575,546     $ 674,517
                                      =====================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the net deferred tax liability at December 31, 1997 and 1996 are as follows:

                                                       1997         1996
                                                   ------------------------
Deferred tax assets:
  Unrealized loss on securities
    available for sale. . . . . . . . . . . . . . .$     4,800   $  266,818
  Other . . . . . . . . . . . . . . . . . . . . . .          -        9,534
                                                   ------------------------
      Total . . . . . . . . . . . . . . . . . . . .      4,800      276,352
                                                   ------------------------
Deferred tax liabilities:
  Deferred loan fees. . . . . . . . . . . . . . . .    482,731      578,299
  Allowance for loan losses . . . . . . . . . . . .    225,559      394,412
  FHLB stock. . . . . . . . . . . . . . . . . . . .    231,784      212,381
  Excess servicing fees . . . . . . . . . . . . . .          -       24,011
  Excess of book over tax basis of equipment. . . .    116,526      143,132
                                                   ------------------------
       Total. . . . . . . . . . . . . . . . . . . .  1,056,600    1,352,235
                                                   ------------------------
       Net deferred tax liability . . . . . . . . .$ 1,051,800   $1,075,883
                                                   ========================

Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                       1997           1996          1995
                                      --------------------------------------
Income taxes at federal tax rate. . . $1,233,407    $  (909,265)   $577,625
Increase (decrease) resulting from:
   Amortization and impairment of
     goodwill . . . . . . . . . . . .          -      1,216,807      99,303
   State income taxes, net of
     federal income tax benefit . . .    152,196         59,071      20,130
   Other. . . . . . . . . . . . . . .      8,327        208,933     (22,541)
                                      -------------------------------------
       Total. . . . . . . . . . . . . $1,393,930    $   575,546    $674,517
                                      =====================================

On August 21, 1996, The Small Business Job Protection Act was signed into law. This Act repealed the favorable tax bad debt deduction method available to savings banks. The Company changed its tax bad debt method to the experience method under Internal Revenue Code Section 585 on December 31, 1996. The change in method will result in future taxable income of approximately $2,166,000, which represents the excess of the Company's tax bad debt reserve at December 31, 1996 over the reserve that arose in tax years beginning before December 31, 1987 (base year amount). Generally, the income will be recognized for tax purposes ratably over a six-year period. A deferred tax liability has been established for the effect of this legislation.

As of December 31, 1997, the Bank's bad debt reserve for federal tax purposes was approximately $5,169,000 which represents the base year amount. A deferred tax liability has not been recognized for the base year amount. If the Bank uses the base year reserve for any reason other than to absorb loan losses, a tax liability could be incurred. It is not anticipated that the reserve will be used for any other purpose.
13.  STOCK OPTION PLAN

The Company has a Stock Option Plan (the "Option Plan") for selected employees of the Company and for the nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested upon being granted.

The Option Plan is administered by the Option Plan Committee, a group consisting of four nonemployee directors of the Company, who are "disinterested persons" within the meaning of the federal securities law.

During the year ended December 31, 1997 11,628 options were granted at market value on the date of award. The weighted average grant price was $13.75. Also during 1997, 1,000 options were exercised at $1.78 per share. No options were granted or exercised during the years ended December 31, 1996 and 1995. No options expired or were forfeited during the years ended December 31, 1997, 1996 and 1995.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options, after giving retroactive effect to stock dividends and splits, are summarized as follows:

                                                    ALL DIRECTORS
                                                     WHO ARE NOT
                                                      EXECUTIVE
                                     ALL OFFICERS     OFFICERS                RESERVED
                                      AS A GROUP     AS A GROUP              FOR FUTURE
                                     (6 PERSONS)    (8 PERSONS)    TOTAL      ISSUANCE
                                    ----------------------------------------------------
Balance, December 31, 1997. . . . .  230,726         56,704        287,430          -
                                     ===================================================
Balance, December 31, 1996
  and 1995. . . . . . . . . . . . .  226,520         50,282        276,802     11,628
                                     ===================================================

The weighted average exercise price of these options for all periods is $3.28.

On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company has chosen to apply APB opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Plan's net income and net income per share would have been reduced to the pro forma amounts indicated below. The Company did not grant any options during the years ended December 31, 1996 or 1995, therefore, there are no pro forma amounts for those periods.

                                                 1997
                                         ---------------------
                                             AS
                                          REPORTED   PRO FORMA
                                         ---------------------
Net income. . . . . . . . . . . . . . . .$2,233,738  $2,213,554
Earnings per common share . . . . . . . .$     0.75  $     0.74
Earnings per common share - assuming
  dilution. . . . . . . . . . . . . . . .$     0.70  $     0.70

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997; dividend yield of 0%, as there has been no regular dividend payment history; expected volatility of 7.7%; risk-free interest rates of 5.5%; and expected lives of 3.75 years. The weighted average fair value of options granted in 1997 is $3.87.

The following table summarizes additional information about the Option Plan at December 31, 1997:

                                                NUMBER       REMAINING        NUMBER
                                              OUTSTANDING    CONTRACTUAL    EXERCISABLE
EXERCISE PRICE                                AT 12/31/97       LIFE        AT 12/31/97
---------------------------------------------------------------------------------------
$1.78. . . . . . . . . . . . . . . . . . . . .  212,954      3.75 years      212,954
$2.67. . . . . . . . . . . . . . . . . . . . .    7,424      3.75 years        7,424
$3.20. . . . . . . . . . . . . . . . . . . . .    7,424      3.75 years        7,424
$7.50. . . . . . . . . . . . . . . . . . . . .   48,000      3.75 years       48,000
$10.50 . . . . . . . . . . . . . . . . . . . .    7,424      3.75 years        7,424
$19.50 . . . . . . . . . . . . . . . . . . . .    4,204      3.75 years        4,204
                                               -------------------------------------
                                                287,430      3.75 years      287,430
                                               =====================================

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 is presented below:

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                          1997         1996
                                      -----------------------
Assets:
     Cash. . . . . . . . . . . . . . .$     4,707  $     4,072
     Equity investment in  . . . . . .
       subsidiary. . . . . . . . . . . 28,264,866   25,426,326
     Deferred organization costs . . .     23,996       39,152
                                      ------------------------
                                      $28,293,569  $25,469,550
                                      ========================
Liabilities and stockholders' equity:
     Stockholders' equity. . . . . . .$28,293,569  $25,469,550
                                      ========================

CONDENSED STATEMENTS OF OPERATIONS

                                                     1997         1996        1995
                                                  ------------------------------------
Dividends from subsidiary. . . . . . . . . . . . .$   13,709  $       -    $    -
Equity in earnings (loss) of subsidiary. . . . . . 2,248,259   (3,222,121)  1,052,137
Miscellaneous expenses . . . . . . . . . . . . . .    28,230       27,732      27,756
                                                  -----------------------------------
   Net income (loss) . . . . . . . . . . . . . . .$2,233,738  $(3,249,853) $1,024,381
                                                  ===================================

CONDENSED STATEMENTS OF CASH FLOWS

                                                     1997          1996          1995
                                                 ---------------------------------------
Operating Activities:
  Net income (loss). . . . . . . . . . . . . . . $ 2,233,738    $(3,249,853) $ 1,024,381
  Equity in undistributed earnings of
    subsidiary . . . . . . . . . . . . . . . . .  (2,248,259)     3,222,121   (1,052,137)
  Amortization of deferred organization costs. .      15,156         15,155       15,156
                                                 ---------------------------------------
      Cash flows provided by (used in) operating
        activities . . . . . . . . . . . . . . .         635        (12,577)     (12,600)

Cash and cash equivalents, beginning of year . .       4,072         16,649       29,249
                                                 ---------------------------------------
Cash and cash equivalents, end of year . . . . . $     4,707    $     4,072  $    16,649
                                                 =======================================

15.  CASH FLOW SUPPLEMENTAL DISCLOSURES

                                                     1997          1996          1995
                                                 ---------------------------------------
Cash paid for:
  Interest on deposits and borrowed funds. . . .$ 15,957,580   $ 14,141,474  $ 12,860,416
  Income taxes . . . . . . . . . . . . . . . . .   1,247,000        836,685       859,000

Summary of noncash investing and financing
  activities:
  Transfer of securities to available for sale-
    Mortgage-backed and related securities . . .         -             -       13,370,795
  Transfer from loans to foreclosed real
    estate . . . . . . . . . . . . . . . . . . .    843,477       239,729         333,594
  Loans to facilitate the sale of foreclosed
    real estate. . . . . . . . . . . . . . . . .    235,648        38,348         198,250

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

    Cash and Cash Equivalents
    -------------------------
    The carrying amount is a reasonable estimate of fair value.

    Securities, Mortgage-Backed and Related Securities, and
    Other Investments
    -------------------------------------------------------

    For investments in debt securities, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    Loans Receivable
    ----------------

    The fair value of loans receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Deposits
    --------

    The fair value of NOW, savings, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

    Borrowed Funds and ESOP Note Payable
    ------------------------------------

    Borrowed funds consist of FHLB borrowings with varying maturities. The fair values of these liabilities and the ESOP note payable are estimated using the discounted values of the contractual cash flows. The discount rate is estimated using the rates currently in effect for similar borrowings.

    Off-Balance Sheet Financial Instruments
    ---------------------------------------

    The fair value of off-balance sheet financial instruments has not been considered in determining on-balance sheet fair value. As discussed in Note 5, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

    The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows (in thousands):

                                                     1997                   1996
                                             ---------------------------------------------
                                             CARRYING   ESTIMATED    CARRYING  ESTIMATED
                                              AMOUNT    FAIR VALUE    AMOUNT   FAIR VALUE
                                             ---------------------------------------------
Financial assets:
  Cash and cash equivalents. . . . . . . . . $ 17,208   $ 17,208     $ 11,507  $ 11,507
  Securities:
    Available for sale . . . . . . . . . . .   21,004     21,004        5,946     5,946
    Held to maturity . . . . . . . . . . . .   21,044     20,348       21,054    19,706
  Mortgage-backed and related securities:
    Available for sale . . . . . . . . . . .   12,856     12,856       28,825    28,825
  Loans receivable:
    Gross loans. . . . . . . . . . . . . . .  287,566    289,777      264,120   266,467
    Allowance for loan losses. . . . . . . .     (874)      (874)        (807)     (807)
                                             ------------------------------------------
    Loans receivable, net. . . . . . . . . .  286,692    288,903      263,313   265,660
  Other investments. . . . . . . . . . . . .    2,688      2,688        2,435     2,435
                                             ------------------------------------------
          Total. . . . . . . . . . . . . . . $361,492   $363,007     $333,080  $334,079
                                             ==========================================
Financial liabilities:
  Deposits . . . . . . . . . . . . . . . . . $288,690   $284,040     $278,139  $272,503
  Borrowed funds . . . . . . . . . . . . . .   50,226     50,579       35,435    35,252
                                             ------------------------------------------
          Total                              $338,916   $334,619     $313,574  $307,755
                                             ==========================================

The Company's remaining assets and liabilities are not considered financial instruments.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Based on a recent assessment, the Company has developed a plan to address the year 2000 issue. The Company presently believes that the majority of the existing software in use is in compliance with the year 2000 issue and plans are in progress to bring the remaining software in compliance at a minimal cost to the Company. Although the cost to bring the Company's software in compliance can not be determined at this time it is not expected to be material. However, there can be no guarantee that the system of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company.

             DIRECTORS, OFFICERS AND OFFICE LOCATIONS

                         BOARD OF DIRECTORS

FREDERICK WILLETTS, JR., CHAIRMAN         JAMES D. HUNDLEY, M.D.
Cooperative Bankshares, Inc. and          President, Wilmington
Cooperative Bank For Savings,             Orthopaedic Group P.A.
  Inc., SSB


FREDERICK WILLETTS, III                   H.T. KING, III
President and Chief Executive Officer,    President, Hanover
Cooperative Bankshares, Inc. and          Iron Works, Inc.
Cooperative Bank For Savings,
Inc., SSB

PAUL G. BURTON                            R. ALLEN RIPPY
President, Burton Steel Company           Vice President,
                                          Rippy Cadillac
                                          Oldsmobile, Inc.

F. PETER FENSEL, JR.                      Dr. William H. Wagoner
President, F.P. Fensel Supply Company     Chancellor Emeritus of
                                          the University of
                                          North Carolina at
                                          Wilmington

                                          O. RICHARD WRIGHT, JR.
                                          Attorney, McGougan
                                          Wright Worley & Harper

         OFFICERS OF COOPERATIVE BANK FOR SAVINGS, INC., SSB

Frederick Willetts, Jr..................Chairman of the Board &
                                        Senior Vice President
Frederick Willetts,III..... ............President & Chief
                                        Executive Officer
O.C. Burrell, Jr. ......................Executive Vice President
                                        & Chief Operating
                                        Officer
Daniel W. Eller.........................Senior Vice President -
                                        Corporate Secretary
Eric R. Gray............................Senior Vice President -
                                        Mortgage Lending
Edward E. Maready.......................Senior Vice President -
                                        Treasurer
Sandra B. Carr..........................Vice President- Retail
                                        Banking Operations
Linda B. Garland........................Vice President -
                                        Marketing
Carl N.  Mathis.........................Vice President -
                                        Appraising
Donna H.  Mitchell......................Vice President -
                                        Mortgage Operations
Dare C. Rhodes..........................Vice President - Human
                                        Resources
Todd L. Sammons.........................Vice President -Auditing
Raymond A. Martin.......................Assistant Vice President
                                        - Data Processing

                          OFFICE LOCATIONS
                 (Number of Offices in Parentheses)

Beaufort                                       Morehead City
Belhaven                                       Robersonville
Corolla                                        Tabor City
Elizabethtown                                  Wallace
Jacksonville (2)                               Washington (2)
Kill Devil Hills                               Wilmington (4)

                      CORPORATE INFORMATION


                       CORPORATE HEADQUARTERS
                    Cooperative Bankshares, Inc.
                          201 Market Street
                            P.O. Box 600
                  Wilmington, North Carolina  28402
                           (910) 343-0181


TRANSFER AGENT
First Citizens Bank
Corporate Trust Department
P.O. Box 29522
Raleigh, North Carolina  27626-0522

SPECIAL COUNSEL
Housley Kantarian & Bronstein, P.C.
Suite 700
1220 19th Street, NW
Washington, DC  20036


ANNUAL MEETING
The Annual Meeting of Stockholders of Cooperative Bankshares,
Inc. will be held at the Howard Johnson Plaza, 5032 Market
Street, Wilmington, North Carolina, on April 24, 1998 at 11:00 a.m. All stockholders are cordially invited to attend.

FORM 10K
Copies of Cooperative Bankshares, Inc. Form 10K may be obtained by stockholders without charge by writing to Linda B.
Garland at the Cooperative Headquarters address.

ADDITIONAL INFORMATION
For additional information, please contact
Frederick Willetts, III, Daniel W. Eller or
Linda B. Garland at (910) 343-0181
www.coop-bank.com


                       CAPITAL STOCK

Cooperative's common stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 1997 there were 2,984,396 shares outstanding which were held by 591 stockholders of record. No cash dividends have been paid on the common stock since its issuance. Stock performance for 1997 and 1996 is given in the following table. All prices have been adjusted for the stock dividends as described in the notes to the consolidated financial statements.


                 QUARTERLY COMMON STOCK DATA

                                   1997            1996
                              -----------------------------
QUARTERS ENDED                HIGH      LOW     HIGH    LOW
------------------------------------------------------------
December                      $20.25   $15.50  $10.44  $9.13
September                      17.50    10.63    9.50   8.25
June                           11.00    10.25    9.38   8.50
March                          10.75    10.00   10.25   9.00