Form 10-K, Exhibit 13
period 1998-12-31
COOPERATIVE BANKSHARES INC
filed 1999-03-23
CIK 923529

                       COOPERATIVE
                     BANKSHARES, INC.
       Full-Service Community Banking Since 1898












                      Annual Report
                     December 31, 1998

                  COOPERATIVE BANKSHARES, INC.

----------------------------------------------------------------

PROFILE Cooperative Bankshares, Inc., is the parent company of Cooperative Bank For Savings, Inc., SSB. The Bank is chartered under the laws of the state of North Carolina to engage in general banking business. Cooperative offers a wide range of retail and commercial banking services including numerous deposit services, banking cards and alternative investment products.
               These funds are used for the extension of credit through home loans, commercial loans, consumer loans and other installment credit such as home equity, auto, boat loans and check reserve.

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


----------------------------------------------------------------
MISSION It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers. We do this while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.

----------------------------------------------------------------

TABLE OF CONTENTS   Selected Financial and Other Data . . . . .2
                    President's Message . . . . . . . . . .. 3-4
                    Management's Discussion & Analysis. . . 5-14
                    Report of Independent Accountants . . .   15
                    Consolidated Statements of Financial
                       Condition . . . . . . . . . . . . . .  16
                    Consolidated Statements of Operations. .  17
                    Consolidated Statements of Comprehensive
                       Income. . . . . . . . . . . . . . . .  18
                    Consolidated Statements of Stockholders'
                       Equity. . . . . . . . . . . . . . . .  18
                    Consolidated Statements of Cash Flows. .  19
                    Notes to Consolidated Financial
                       Statements. . . . . . . . . . . . ..20-41
                    Directors, Officers, and Office
                       Locations . . . . . . . . . . . . . .  42
                    Corporate Information. . . . . . . . . .  43

            SELECTED FINANCIAL AND OTHER DATA

                                               DECEMBER 31,  December 31,  December 31,  December 31, December 31,
                                                      1998          1997          1996          1995         1994
                                               ___________________________________________________________________
                                                                    Dollars in Thousands
Selected Financial Condition Data:
  Assets. . . . . . . . . . . . . . . . . . . $   389,773      $369,121      $341,300       $311,843     $ 324,252
  Loans receivable, net . . . . . . . . . . .     321,324       286,692       263,313        234,008       240,194
  Mortgage-backed and related securities. . .      10,551        12,856        28,825         30,907        31,658
  Cash, securities and other investments. . .      45,882        61,944        40,942         35,540        40,320
  Goodwill. . . . . . . . . . . . . . . . . .          --            --            --          3,602         3,894
  Deposits. . . . . . . . . . . . . . . . . .     301,656       288,691       278,139        270,071       266,079
  Borrowed funds. . . . . . . . . . . . . . .      55,109        50,226        35,435         10,089        30,000
  Stockholders' equity. . . . . . . . . . . . $    31,613      $ 28,294      $ 25,470       $ 29,083     $  26,923
                                               ____________________________________________________________________
                                                YEAR ENDED    Year ended    Year ended    Year ended   9 Mo. ended
                                               DECEMBER 31,  December 31,  December 31,  December 31,  December 31,
                                                      1998          1997          1996          1995          1994
                                               ____________________________________________________________________
                                                                    Dollars in Thousands
Selected Operations Data:
  Interest income. . . . . . . . . . . . . . . $   28,411      $   26,093   $    22,793    $   21,904   $   16,610
  Interest expense . . . . . . . . . . . . . .     17,212          15,732        13,630        13,701        8,302
  Net interest income. . . . . . . . . . . . .     11,199          10,361         9,163         8,203        8,308
  Provision for loan losses. . . . . . . . . .        330             153           156             3           --
  Non-interest income. . . . . . . . . . . . .        878             608           570           620          502
  Non-interest expenses (1). . . . . . . . . .      7,973           7,188        12,251         7,121        4,967
  Income (loss) before income taxes. . . . . .      3,774           3,628        (2,674)        1,699        3,843
  Net income (loss). . . . . . . . . . . . . .      2,385           2,234        (3,250)        1,024        2,487
____________________________________________________________________________________________________________________
Selected Financial Ratios and Other Data:
   Return on average assets (2). . . . . . . .       0.62%           0.63%        (1.01)%        0.32%        1.01%
   Return on average equity (2)  . . . . . . .       7.86%           8.26%       (11.27)%        3.62%       12.28%
   Stockholders' equity to total assets  . . .       8.11%           7.67%         7.46%         9.33%        8.30%
   Non-performing assets to total assets . . .       1.08%           0.08%         0.02%         0.25%        0.15%
   Allowance for loan losses to total loans. .       0.35%           0.28%         0.29%         0.31%        0.31%
   Per Share Data (3)
   Earnings (loss) per:
       Common share  . . . . . . . . . . . . . $     0.79      $     0.75    $    (1.09)   $     0.34   $     0.83
       Common share - assuming dilution. . . . $     0.74      $     0.70    $    (1.09)   $     0.32   $     0.78
   Tangible book value . . . . . . . . . . . . $    10.38      $     9.48    $     8.54    $     8.54   $     7.72
   Number of common shares outstanding . . . .  3,046,284       2,984,396     2,983,396     2,983,396    2,983,396

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


                     PRESIDENT'S MESSAGE

TO OUR STOCKHOLDERS:

   The year 1998 was one of celebration as we observed our centennial, having been founded in 1898. Our official birthday celebration was held on March 19th at the main office in Wilmington as the Chamber of Commerce, city and state officials, friends and family joined together to enjoy an evening of entertainment, reminiscing and celebration of 100 years. All offices held a celebration for customers on March 20th with refreshments and gifts for customers. Throughout the year promotions in our branches continued as we celebrated our yearlong centennial birthday. These promotions were particularly helpful in generating deposit growth.


   On a sad note, Frederick Willetts, Jr., Chairman of the Board, passed away on May 27th. Mr. Willetts, Jr. served the Bank for over 50 years, and is greatly missed. Frederick Willetts, III was elected Chairman, succeeding his father. He continues to hold the position of President and Chief Executive Officer of the Holding Company and the Bank.

   Net income for the year ended December 31, 1998, rose 6.78% over the previous year to $2,385,235 or $.74 per diluted share as compared to $2,233,738 or $.70 per diluted share for the year ended December 31, 1997. Despite record mortgage loan refinancing at lower rates, the Bank's net interest margin increased from 3.02% as of December 31, 1997 to 3.04% at December 31, 1998.

   During the year, 853 mortgage loans were originated totaling $93.8 million, a 26.5% increase over the level of originations in the previous year. Also during the year the Retail Banking Division originated 753 commercial and consumer loans in the amount of $57.5 million. Total loan originations for 1998 easily surpassed the previous high. Despite this increase in the overall level of loan volume, we continue to adhere to strict underwriting criteria.

  At December 31, 1998, loans made by the Retail Banking Division comprised 20.8% of our total loans as compared to 12.8% at December 31, 1997. Continued growth in our Retail Banking operation impacts favorably our net interest income, as these loans generally carry a higher rate of interest than one-to-four family mortgage loans.

  The quality of our assets remains a top priority for the Bank. As of December 31, 1998, nonperforming loans and real estate owned totaled 1.08% of assets. While this figure is higher than the same period in 1997, nonperforming loans and real estate owned had declined to $1.1 million or .27% of assets as of January 27, 1999, as the bulk of assets in this category were sold. The allowance for loan losses has been increased to $1.2 million, and while this is considered to be adequate at the present time to cover any potential loan loss exposure, the Bank is continuing to add to this allowance to further protect our investment in loans.

     On September 21, 1998 we held the grand opening of our new building in Elizabethtown. This new, modern structure, complete with ATM and safe deposit boxes, brings state of the art facilities to this market, and replaces an antiquated building, which we had operated from since the opening of this office. In addition to the ATM in Elizabethtown, an ATM was also installed at our Hanover Center office in Wilmington. Additional ATMs are planned for the year 1999 to provide better service for our many checking account customers.


     During the past year, we have completely upgraded our computer network with state of the art computer equipment and communications lines. This updates old equipment and provides us with additional opportunities for enhanced customer service. It also allowed us to begin preparations for the year 2000. After installation of our new system, we began testing for compliance with year 2000 requirements. Our people spent many nights and weekends running sample transactions to help assure compliance with the year 2000. Testing of all our mission critical systems has been completed, and it is our belief that all of our systems will be compliant with the year 2000, thus assuring uninterrupted service to our customers. During this year we will continue to communicate with our customers through quarterly messages as well as in our lobbies and in our statements. In addition, we have communicated to all our business customers, suggesting items that they might check as well as giving them the opportunity to visit us for a workshop discussing matters which we see as critical to the operation of their business. Additionally, our Web Page will continue to update visitors as to our progress on this important task.

     It has been another busy year at Cooperative as we celebrated our 100th anniversary, mourned the passing of our Chairman, installed new computer equipment, witnessed the continued growth of our Retail Banking Division, and completed testing for the year 2000. With the groundwork that has been laid, I look forward to our second century in operation, and to the new millennium with a great deal of optimism. Your continued confidence and support is appreciated.

Sincerely,

/s/ Frederick Willetts, III

Frederick Willetts, III
President


             MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL
     Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company of Cooperative Bank For Savings, Inc., SSB, ("Cooperative Bank" or the "Bank") a North Carolina chartered stock savings bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

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

     Cooperative Bank's lending activities are concentrated on the origination of conventional mortgage loans for the purpose of constructing, financing or refinancing residential properties. As of December 31, 1998, $302.8 million, or 88.7%, of the Bank's loan portfolio consisted of loans secured by residential properties. To a lesser extent, the Bank originates nonresidential real estate loans, home equity line of credit loans, secured and unsecured consumer and business loans. While continuing to place primary emphasis on residential mortgage loans, the Bank is taking a more aggressive position in pursuing business lending, and nonresidential real estate lending involving loans secured by small commercial properties with balances generally ranging from $100,000 to $1,000,000. The Bank's primary emphasis is to originate adjustable rate loans with the fixed rate loan as an option. As of December 31, 1998, adjustable rate loans totaled 60.6%, and fixed rate loans totaled 39.4% of the Bank's total loan portfolio.

INTEREST RATE SENSITIVITY ANALYSIS
     Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities.

             MANAGEMENT'S DISCUSSION AND ANALYSIS

Gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets. At December 31, 1998, Cooperative had a one-year negative gap position of 11.7%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, a large part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts.
Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms.
The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

INTEREST RATE SENSITIVITY ANALYSIS            Over One   Over Five
                                    One Year   Through   Through   Over Ten
December 31, 1998                   or Less  Five Years  Ten Years   Years    Total
____________________________________________________________________________________
                                                (Dollars in thousands)
Interest-earning assets:
  Securities and other
    interest-earning assets. . . .  $ 17,571  $ 22,035   $  5,000  $   163 $ 44,769
  Mortgage-backed and related
    securities . . . . . . . . . .     7,704     2,469        268      110   10,551
  Loan portfolio . . . . . . . . .   164,394   116,521     26,852   13,557  321,324
                                    -----------------------------------------------
        Total. . . . . . . . . . .  $189,669  $141,025   $ 32,120  $13,830 $376,644
                                    ===============================================

Interest-bearing liabilities:
    Deposits (1) . . . . . . . . .  $220,420  $ 71,078   $ 10,158  $     - $301,656
    Borrowed funds . . . . . . . .    15,002    40,012         18       77   55,109
                                    -----------------------------------------------
        Total. . . . . . . . . . .  $235,422  $111,090   $ 10,176  $    77 $356,765
                                    ===============================================

Interest rate sensitivity gap. . .  $(45,753) $ 29,935   $ 21,944  $13,753 $ 19,879
                                    ===============================================

Cumulative interest rate
  sensitivity gap. . . . . . . . .  $(45,753) $(15,818)  $  6,126  $19,879
                                    ======================================
Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities. . . . . . .      80.6%     95.4%     101.7%   105.6%
                                    ======================================
Ratio of cumulative gap to
  total assets . . . . . . . . . .     (11.7%)    (4.1%)     1.6%      5.1%
                                    ======================================

___________
(1) Includes noninterest bearing checking accounts of $7,878,000


                  MANAGEMENT'S DISCUSSION AND ANALYSIS
MARKET RISK

     The Company's primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest earning assets and interest bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by the Company's interest bearing assets or the cost of its interest bearing liabilities, thus directly impacting the Company's overall earnings. The Company's management actively monitors and manages interest rate risk. One way this is accomplished is through the development of and adherence to the Company's asset/liability policy. This policy sets forth management's strategy for matching the risk characteristics of the Company's interest bearing assets and liabilities so as to mitigate the effect of changes in the rate environment.

     One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios.

   Change in                       Economic           Estimated     Estimated
  Interest Rates                Value of Equity       $ Change      % Change
-----------------------------------------------------------------------------
400 basis point rise              $14,414,000         (17,825,000)   -55%
300 basis point rise               19,233,000         (13,006,000)   -40%
200 basis point rise               24,395,000          (7,844,000)   -24%
100 basis point rise               28,214,000          (4,025,000)   -12%
Base Scenario                      32,239,000                  --
100 basis point decline            34,269,000           2,030,000      6%
200 basis point decline            36,734,000           4,495,000     14%
300 basis point decline            38,315,000           6,076,000     19%
400 basis point decline            41,059,000           8,820,000     27%

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

    At December 31, 1998, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $56.2 million, which represents 15.7% of deposits and borrowed funds as compared to $74.1 million or 21.9% of deposits and borrowed funds at December 31, 1997. The decrease in liquid assets was primarily due to the funding of new loans.

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


                  MANAGEMENT'S DISCUSSION AND ANALYSIS

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

     The Company's primary uses of liquidity are to fund loans and to make investments. At December 31, 1998, outstanding off-balance sheet commitments to extend credit totaled $19.3 million, and the undisbursed portion of construction loans was $17.5 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CAPITAL
     Stockholders' equity at December 31, 1998, was $31.6 million, up 11.7% from $28.3 million at December 31, 1997. The total at December 31, 1998 and December 31, 1997, includes unrealized gains of $154 thousand and unrealized losses of $7 thousand, respectively, net of tax, on securities available for sale marked to estimated fair market value under Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").

     Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 1998, the Bank's ratio of Tier I capital was 8.1%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 1998, the Bank had a ratio of qualifying total capital to risk-weighted assets of 14.3%.

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

     On September 17, 1998, the Company' Board of Directors approved a Stock Repurchase Program. The Stock Repurchase Program authorized the Company to repurchase up to 150,000 shares, or approximately 5% of the currently outstanding shares of common stock. The first purchase was made February 5, 1999, and was substantially completed by February 26, 1999.


               MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR 2000 READINESS DISCLOSURE
     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on a recent assessment, the Company has developed a plan to address the year 2000 issue. With respect to the Company's teller/platform system, the Company has installed a new system that is Year 2000 compliant and fully tested. Installation has been completed and the new system is currently in use. Since the installation of the new system was not a result of the Year 2000 issue, the costs of such system, approximately $1.0 million, have been capitalized. The Company expects that testing of the remaining hardware and software will be completed by March 1, 1999. The Company presently believes that the remaining hardware and software will be made in compliance at what we believe will be a minimal cost to the Company. Although the precise cost to bring the Company's software in compliance cannot be determined at this time, it is not expected to be material. The Company has developed a contingency plan to deal with any possible risk that such changes to its hardware and software are not fully successful as well as the risk to the Company from the failure of third parties with which the Company does business to make all necessary corrections.

     Computer problems experienced by its borrowers could have an adverse effect on its business operations and their ability to repay their loans when due. The Company has evaluated its major borrowers and does not anticipate that any problems will be material to its operations.


               MANAGEMENT'S DISCUSSION AND ANALYSIS
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS
        AT DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997

FINANCIAL CONDITION
     The Company's total assets increased 5.6% to $389.8 million at December 31, 1998, as compared to $369.1 million at December 31, 1997. The major changes in the assets are as follows: a decrease of $8.4 million (48.5%) in cash, a decrease of $8.0 million (38.1%) in held to maturity securities, an increase of $34.6 million (12.1%) in loans receivable, an increase in foreclosed real estate to $2.4 million from $251 thousand at December 31, 1997, and an increase of $1.5 million (30.8%) in premises and equipment. Borrowed funds, retail deposits and available liquid assets funded the increase in assets during the current period. Due to a high loan demand, the Bank sold $14 million in fixed rate loans during the year ended December 31, 1998 and used the funds to reinvest in new loans. Although the Company concentrates its lending activities on the origination of conventional mortgage loans for the purpose of the construction, financing or refinancing of residential properties, it is becoming more active in the origination of small loans secured by commercial properties. At December 31, 1998, approximately 11.3% of the Company's loan portfolio were loans other than residential properties. With a $13 million (4.5%) increase in retail deposits, an additional $5 million borrowed funds from the Federal Home Loan Bank ("FHLB"), and the sale of $14 million in loans, the Bank had adequate funds to meet its loan demand. Borrowed funds, collateralized through an agreement with the FHLB for advances, are secured by the Bank's investment in FHLB stock and qualifying first mortgage loans.
At December 31, 1998, $15.0 million in borrowed funds mature in 1 year and the remaining amount of funds mature in 2 to 5 years. For further information, see Note 8 of Notes to Consolidated Financial Statements.

     The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $4.2 million, or 1.08% of assets, at December 31, 1998, compared to $608 thousand, or 0.16% of assets, at December 31, 1997. Three residential lot development loans totaling approximately $3.1 million was the major factor for the increase in non-performing assets. Subsequent to the year-end these three properties were sold and financed by the Bank which reduced non-performing assets (loans 90 days or more delinquent and foreclosed real estate) to 0.27% of assets. The Company assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of non-performing assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $1.2 million at December 31, 1998 is adequate to cover potential losses. In addition to the above, premises and equipment increased 30.8%. The increase is due to two major projects. The Bank completed the installation of a new teller/platform system during the third quarter of 1998. The Bank also completed a replacement office in Elizabethtown, North Carolina, during the third quarter of 1998.

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

NET INCOME
     Net income for the year ended December 31, 1998, increased 6.8% over the previous year to $2.4 million as compared to the previous year of $2.2 million. The increase in net income can be attributed to an 8.1% increase in net interest income and a 44.5% increase in noninterest income, offset in part by 115.7% increase in provision for loan losses and a 10.9% increase in other operating expenses.


               MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST INCOME
     Interest income increased 8.9% for the year ended December 31, 1998, as compared to the same period a year ago. The increase in income can be principally attributed to an increase in yield and the average balance of the loan portfolio as compared to the same period last year. This was partially offset by decreases in the average volume of mortgage-backed and related securities. Overall, the yield on average interest-earning assets increased to 7.71% as compared to 7.60% for the same period a year ago, and the average balance of interest-earning assets increased 7.4%.

INTEREST EXPENSE
     Interest expense increased 9.4% for the year ended December 31, 1998, as compared to the year ended December 31, 1997. The 7% increase in the average balance of interest-bearing liabilities and the related increase in cost of funds principally contributed to this increase in interest expense. The cost of interest-bearing liabilities increased 11 basis points to 5.03% as compared to 4.92% for the same period last year.

NET INTEREST INCOME
     Net interest income for the year ended December 31, 1998, as compared to the same period a year ago, increased 8.1%. During the year ended December 31, 1998, the yield on average interest-earning assets increased 11 basis points, while the cost of average interest-bearing liabilities increased 11 basis points as compared to the same period a year ago. The increase in net interest income is primarily due to the higher volume of earning assets. Interest-earning assets increased 7.4% while interest-bearing liabilities increased 7.0%. The percentage of average interest-earning assets to average interest-bearing liabilities increased to 107.6% for the year ended December 31, 1998, as compared to 107.3% for the same period in 1997.


               MANAGEMENT'S DISCUSSION AND ANALYSIS
                   AVERAGE YIELD/COST ANALYSIS

The following table contains information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such annualized yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented.

                                                For The Year Ended
                             ------------------------------------------------------------
                                  DECEMBER 31, 1998                 December 31, 1997
                             ------------------------------  ----------------------------
(DOLLARS IN THOUSANDS)                             AVERAGE                       Average
                               AVERAGE              YIELD/   Average              Yield/
                               BALANCE   INTEREST    COST    Balance   Interest    Cost
                              ---------  --------  --------  --------  --------  --------
Interest-earning assets:
  Securities and other
   interest-earning assets . .$ 55,344   $ 3,107    5.61%   $ 36,586   $ 2,102    5.75%
Mortgage-backed and related
  securities . . . . . . . . .  11,725       738    6.29%     25,954     1,771    6.82%
Loan portfolio . . . . . . . . 301,412    24,566    8.15%    280,684    22,220    7.92%
                              ------------------            ------------------
  Total interest-earning
    assets . . . . . . . . . . 368,481    28,411    7.71%    343,224    26,093    7.60%
                                         -------                       -------
Non-interest earning assets. .  13,370                        10,599
                              --------                      --------
Total assets . . . . . . . . .$381,851                      $353,823
                              ========                      ========
Interest-bearing liabilities:
   Deposits. . . . . . . . . .$290,851    13,891    4.78%   $280,152    13,148   4.69%
   Borrowed funds. . . . . . .  51,506     3,321    6.45%     39,797     2,584   6.49%
                              ------------------            ------------------
    Total interest-bearing
      liabilities. . . . . . . 342,357    17,212    5.03%    319,949    15,732   4.92%
                                         -------                       -------
Non-interest bearing
  liabilities. . . . . . . . .   9,149                         6,882
                              --------                      --------
    Total liabilities. . . . . 351,506                       326,831
    Stockholders' equity . . .  30,345                        26,992
                              --------                      --------
Total liabilities and
  stockholders' equity . . . .$381,851                      $353,823
                              ========                      ========
Net interest income. . . . . .           $11,199                       $10,361
                                         =======                       =======
Interest rate spread . . . . .                      2.68%                        2.68%
                                                    ====                         ====
Net yield on interest-earning
  assets . . . . . . . . . . .                      3.04%                        3.02%

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities. . . . .                     107.6%                       107.3%
                                                   =====                        =====
/TABLE

                                 For The Year Ended
                             ------------------------------
                                  December 31, 1996
                             ------------------------------
(DOLLARS IN THOUSDANDS)                            Average
                               Average              Yield/
                               Balance   Interest    Cost
                              ---------  --------  --------
Interest-earning assets:
  Securities and other
    interest-earning assets. .$ 32,511   $ 1,819    5.60%
Mortgage-backed and related
  securities . . . . . . . . .  30,397     2,048    6.74%
Loan portfolio . . . . . . . . 246,038    18,927    7.69%
                              ------------------
  Total interest-earning
    assets . . . . . . . . . . 308,946    22,794    7.38%
                                         -------
Non-interest earning assets. .  11,956
                              --------
Total assets . . . . . . . . .$320,902
                              ========

Interest-bearing liabilities:
   Deposits. . . . . . . . . .$271,156    12,670    4.67%
   Borrowed funds. . . . . . .  14,839       960    6.47%
                              ------------------
    Total interest-bearing
      liabilities. . . . . . . 285,995    13,630    4.77%
                                         -------
Non-interest bearing
  liabilities. . . . . . . . .   6,389
                              --------
    Total liabilities. . . . . 292,384
    Stockholders' equity . . .  28,518
                              --------
Total liabilities and
  stockholders' equity . . . .$320,902
                              ========
Net interest income. . . . . .           $ 9,164
                                         =======
Interest rate spread . . . . .                      2.61%
                                                    ====
Net yield on interest-earning
  assets . . . . . . . . . . .                      2.97%

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities. . . . .                     108.0%
                                                   =====


              MANAGEMENT'S DISCUSSION & ANALYSIS
                    RATE/VOLUME ANALYSIS

The table below provides information regarding changes in interest income and interest expense for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rates (change in rate multiplied by old volume). The change attributable to changes in rate-volume have been allocated to the other categories based on absolute values.


                        DECEMBER 31, 1997 VS. DECEMBER 31, 1998  December 31, 1996 vs. December 31, 1997
                                      INCREASE (DECREASE)              Increase (Decrease)
                                             DUE TO                           Due to
                        ______________________________________   _______________________________________
(DOLLARS IN THOUSANDS)
                         VOLUME         RATE          TOTAL       Volume          Rate         Total
                        ______________________________________   _______________________________________
Interest income:
  Securities and other
   interest-earning
   assets . . . . . . . .$1,054         $ (49)        $ 1,005     $  233          $ 50         $  283
Mortgage-backed and
 related securities . . .  (905)         (128)         (1,033)      (303)           26           (277)
Loan portfolio. . . . . . 1,675           671           2,346      2,730           563          3,293
                         -------------------------------------    ------------------------------------
    Total interest-
      earning assets. . . 1,824           494           2,318      2,660           639          3,299
                         -------------------------------------    ------------------------------------

Interest expense:
  Deposits. . . . . . . .   508           235             743        422            56            478
  Borrowed funds. . . . .   755           (18)            737      1,621             3          1,624
                         -------------------------------------    ------------------------------------
    Total interest-bearing
     liabilities . . . .  1,263           217           1,480      2,043            59          2,102
                         -------------------------------------    ------------------------------------
Net interest income. . . $  561         $ 277          $  838     $  617          $580         $1,197
                         =====================================    ====================================

RESERVE FOR LOAN LOSSES
     The reserve for loan losses increased to $1.2 million as of December 31, 1998, as compared to $874 thousand for the same period a year ago. The Company added $330 thousand to the reserve and had net charge-offs of $26 thousand for the year ended December 31, 1998. The increase in the reserve was necessary due to the 12.1% increase in net loans receivable. At December 31, 1998, the loan loss reserve was 0.37% of net loans as compared to 0.30% for the same period a year ago. Management considers this level to be appropriate based on lending volume, the current level of delinquencies and other non-performing assets, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors.

NONINTEREST INCOME
     During the year ended December 31, 1998, the Bank sold $14 million in fixed rate mortgage loans at a gain of $270,000 as compared to the sale of $14 million at a gain of $51,000 for the same period a year ago. The funds from the loan sales were used in the operation of the Bank to extend credit to home and commercial loan customers. The balance in real estate owned expense represents operating expense and further reduction of the carrying amount of foreclosed real estate owned. For the years 1998 and 1997 the Bank aggressively pursued disposal of the foreclosed real estate owned, thereby incurring various charges in the sales of these properties. Loan fees for the year ended December 31, 1998 as compared to last year increased 18.2% due to an increase in the volume of loans serviced. For the same period, fee income from deposit operations increased 25.0% due to an increase in the volume of checking accounts.


              MANAGEMENT'S DISCUSSION & ANALYSIS

NONINTEREST EXPENSE
     For the year ended December 31, 1998, noninterest expense increased 10.9% as compared to the same period last year. Compensation and related costs increased 9.4% due to normal increases in salaries and benefits, and additional employees needed to handle the 5.6% growth in assets. Occupancy and equipment expense increased 13.8%. This increase can be attributed to additional maintenance necessary to keep the buildings in good repair, depreciation on the new teller/platform system, and depreciation on the new Elizabethtown office. The decrease of 18.8% in Federal insurance premium can be attributed to a reduction in the premium. Other operating expense increased 25.2% as compared to the same period a year ago. This increase can be accounted for as follows: paper and printing 11.5%, postage and freight 103.4%, professional services 9.4%, and telephone and data communications 38.7%. The remaining increase was due to normal increases in other expense items.

INCOME TAXES
     The effective tax rates for the years ended December 31, 1998 and 1997 approximate the statutory rate after giving effect to nontaxable interest, other permanent tax differences, and adjustments to certain deferred tax liabilities.



January 22, 1999

The Board of Directors and Stockholders
Cooperative Bankshares, Inc.
Wilmington, North Carolina

     In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and its subsidiary at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
               December 31, 1998 and 1997

                                                           1998            1997
                                                        ------------   ------------
                               ASSETS
Cash and cash equivalents                               $  8,856,389  $ 17,207,777
Securities:
  Available for sale                                      21,163,133    21,004,067
  Held to maturity (estimated market value,
    1998 - $12,779,690; 1997 - $20,348,130)               13,034,264    21,043,946
Mortgage-backed and related securities available
  for sale                                                10,550,692    12,856,337
Other investments                                          2,828,000     2,688,200
Loans receivable, net                                    321,324,146   286,691,769
Other real estate owned                                    2,439,158       251,141
Accrued interest receivable                                2,286,657     2,172,335
Premises and equipment, net                                6,372,456     4,872,202
Prepaid expenses and other assets                            918,311       333,316
                                                        ------------  ------------
                                                        $389,773,206  $369,121,090
                                                        ============  ============

           LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                $301,656,204  $288,690,634
Borrowed funds                                            55,109,439    50,141,002
ESOP note payable                                                 --        84,824
Escrow deposits                                              337,474       427,983
Accrued interest payable on deposits                          79,263       126,155
Deferred income taxes, net                                   738,623     1,051,800
Accrued expenses and other liabilities                       239,053       305,123
                                                        ------------  ------------
       Total liabilities                                 358,160,056   340,827,521
                                                        ------------  ------------

Commitments and contingencies (Notes 5, 9 and 17)

Stockholders' equity:
  Preferred stock, $1 par value, 3,000,000 shares
    authorized, none issued and outstanding                       --            --
  Common stock, $1 par value, 7,000,000 shares
    authorized, 3,046,284 and 2,984,396
    issued and outstanding                                 3,046,284     2,984,396
  Additional paid-in capital                               6,649,374     6,022,454
  Unearned ESOP shares                                            --       (84,824)
  Accumulated other comprehensive income                     154,051        (6,663)
  Retained earnings                                       21,763,441    19,378,206
                                                        ------------  ------------
       Total stockholders' equity                         31,613,150    28,293,569
                                                        ------------  ------------
                                                        $389,773,206  $369,121,090
                                                        ============  ============

The accompanying notes are an integral part of the consolidated financial statements.


                CONSOLIDATED STATEMENTS OF OPERATIONS
        for the years ended December 31, 1998, 1997 and 1996

                                                  1998         1997        1996
                                             ------------  -----------  -----------
Interest income:
  Loans receivable                           $24,566,039   $22,220,197  $18,926,560
  Mortgage-backed and related securities         737,697     1,771,023    2,048,268
  Securities                                   3,106,807     2,102,462    1,818,629
                                             -----------   -----------  -----------
       Total interest income                  28,410,543    26,093,682   22,793,457
                                             -----------   -----------  -----------
Interest expense:
  Deposits                                    13,891,244    13,148,297   12,669,984
  Borrowed funds                               3,320,583     2,584,143      960,408
                                             -----------   -----------  -----------
       Total interest expense                 17,211,827    15,732,440   13,630,392
                                             -----------   -----------  -----------
Net interest income                           11,198,716    10,361,242    9,163,065
Provision for loan losses                        330,000       153,000      155,809
                                             -----------   -----------  -----------
       Net interest income after provision
         for loan losses                      10,868,716    10,208,242    9,007,256
                                             -----------   -----------  -----------
Noninterest income:
  Net gains on sale of loans and mortgage-
    backed and related securities                269,666        51,026           --
  Real estate owned expenses and losses          (79,729)      (18,154)     (39,833)
  Loan fees                                      312,582       264,404      295,625
  Deposit and related fees                       388,851       311,047      257,011
  Net gains on sale of securities                     --            --       52,496
  Other income, net                              (12,883)         (256)       4,217
                                             -----------   -----------  -----------
       Total noninterest income                  878,487       608,067      569,516
                                             -----------   -----------  -----------
Other operating expenses:
  Compensation and fringe benefits             4,327,317     3,957,154    3,638,832
  Occupancy and equipment                      1,626,064     1,428,944    1,257,639
  Federal insurance premiums                     177,588       218,811      543,526
  Advertising                                    403,582       434,454      348,356
  Amortization of goodwill                            --            --      242,398
  Other                                        1,438,712     1,149,278    1,077,727
  SAIF assessment                                     --            --    1,782,810
  Goodwill impairment                                 --            --    3,359,791
                                             -----------   -----------  -----------
       Total other operating expenses          7,973,263     7,188,641   12,251,079
                                             -----------   -----------  -----------
Income (loss) before income taxes              3,773,940     3,627,668   (2,674,307)
Income tax expense                             1,388,705     1,393,930      575,546
                                             -----------   -----------  -----------
Net income (loss)                            $ 2,385,235   $ 2,233,738  $(3,249,853)
                                             ===========   ===========  ===========
Net income (loss) per share:
  Basic                                      $       .79   $       .75  $     (1.09)
                                             ===========   ===========  ===========
  Diluted                                    $       .74   $       .70  $     (1.09)
                                             ===========   ===========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME for the years ended December 31, 1998, 1997 and 1996

                                                  1998       1997        1996
                                               ------------------------------------
Net income                                     $2,385,235   $2,233,738  $(3,249,853)

Unrealized gain (loss) on available for
  sale securities                                 264,006      627,620     (146,645)
Income tax (expense) benefit relating to
  unrealized gain (loss) on available for
  sale securities                                (103,292)    (262,018)      72,318
                                               ----------   ----------  -----------
Other comprehensive income                        160,714      365,602      (74,327)
                                               ----------   ----------  -----------
Comprehensive income                           $2,545,949   $2,599,340  $(3,324,180)
                                               ==========   ==========  ===========


          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the years ended December 31, 1998, 1997 and 1996

                                                                      ACCUMULATED
                                           ADDITIONAL   UNEARNED         OTHER                       TOTAL
                                 COMMON     PAID-IN       ESOP       COMPREHENSIVE     RETAINED   STOCKHOLDERS'
                                  STOCK     CAPITAL      SHARES          INCOME        EARNINGS      EQUITY
                                --------  -----------   --------      ------------     --------   -----------
Balance, December 31, 1995      $1,491,698  $6,003,111    $      -      $(297,938)   $21,886,019   $29,082,890

  Change in unrealized loss
    on securities available
    for sale, net of taxes               -           -           -        (74,327)             -       (74,327)

  Guaranty of ESOP borrowing             -           -    (800,000)             -              -      (800,000)

  Release of ESOP shares                 -           -     510,840              -              -       510,840

  Net loss for year                      -           -           -              -     (3,249,853)   (3,249,853)
                                ----------  ----------   ---------      ---------    -----------   -----------
Balance, December 31,1996        1,491,698   6,003,111    (289,160)      (372,265)    18,636,166    25,469,550

  Two for one stock split,
    effected in the form of a
    stock dividend               1,491,698           -           -              -     (1,491,698)            -

  Exercise of stock options          1,000       7,679           -              -              -         8,679

  Change in unrealized loss
    on securities available
    for sale, net of taxes               -           -           -        365,602              -       365,602

  Release of ESOP shares                 -      11,664     204,336              -              -       216,000

  Net income for year                    -           -           -              -      2,233,738     2,233,738
                                ----------  ----------   ---------      ---------    -----------   -----------
Balance, December 31, 1997       2,984,396   6,022,454     (84,824)        (6,663)    19,378,206    28,293,569
  Exercise of stock options         61,888     501,540           -              -              -       563,428
  Change in unrealized loss
    on securities available
    for sale, net of taxes               -           -           -        160,714              -       160,714
  Release of ESOP shares                 -     125,380      84,824              -              -       210,204
  Net income for year                    -           -           -              -      2,385,235     2,385,235
                                ----------  ----------   ---------      ---------    -----------   -----------
Balance, December 31, 1998      $3,046,284  $6,649,374   $       -      $ 154,051    $21,763,441   $31,613,150
                                ==========  ==========   =========      =========    ===========   ===========



The accompanying notes are an integral part of the consolidated financial statements.


              CONSOLIDATED STATEMENTS OF CASH FLOWS

      For the years ended December 31, 1998, 1997 and 1996

                                                     1998       1997          1996
                                                 ---------- ------------   ----------
Operating activities:
  Net income (loss)                              $2,385,235 $  2,233,738   $ (3,249,853)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities:
    Net accretion, amortization, and
      depreciation                                  705,478      591,844        801,129
    Net gain on sale of loans and securities       (269,666)     (51,026)       (52,496)
    Provision (benefit) for deferred income
      taxes                                        (416,469)    (286,101)       290,700
    Goodwill impairment                                  --           --      3,359,791
    Release of ESOP shares                          125,380       11,664             --
    Loss (gain) on sales of premises and
      equipment                                       7,483       (3,345)         1,000
    Loss on sales of foreclosed real estate           2,498          725         13,266
    Valuation losses on foreclosed real
     estate                                          62,300       10,653         76,566
    Provision for loan losses                       330,000      153,000        155,809
    Changes in assets and liabilities:
        Accrued interest receivable                (114,322)    (254,888)      (174,858)
        Prepaid expenses and other assets          (584,995)   1,109,408       (992,802)
        Accrued interest payable on deposits        (46,892)    (225,140)      (511,082)
        Accrued expenses and other liabilities      223,135       96,233       (319,256)
                                                -----------  -----------    -----------
          Net cash provided by (used in)
           operating activities                   2,409,165    3,386,765       (602,086)
                                                -----------  -----------    -----------
Investing activities:
  Purchase of securities available for sale     (15,000,000) (17,000,000)    (9,997,883)
  Proceeds from maturity of securities available
    for sale                                     15,000,000    2,000,000      4,000,000
  Proceeds from sale of mortgage-backed and
    related securities available for sale                --   15,038,128             --
  Proceeds from maturities of securities
    held to maturity                              8,000,000           --             --
  Proceeds from principal repayments of
    mortgage-backed and related securities
    available for sale                            2,327,315    1,429,317      1,906,819
  Proceeds from sales of loans                   13,998,895   14,028,855             --
  Loan originations, net of principal
    repayments                                  (51,092,429) (38,117,697)   (29,661,834)
  Proceeds from disposals of foreclosed real
    estate                                          258,147      387,456        605,626
  Purchases of premises and equipment            (2,120,263)    (562,349)      (225,036)
  Net expenditures on foreclosed real estate       (110,139)          --             --
  Sales (purchases) of other investments           (139,800)    (253,200)       199,471
                                                -----------  -----------    -----------
          Net cash(used in)investing
            activities                          (28,878,274) (23,049,490)   (33,172,837)
                                                -----------  -----------    -----------
Financing activities:
  Net increase in deposits                       12,965,570   10,551,725      8,068,248
  Proceeds from borrowed funds                   15,000,000   25,000,000     25,056,345
  Principal payments on borrowed funds          (10,031,563) (10,004,360)            --
  Proceeds from issuance of common stock            274,223        8,679             --
  Net change in escrow deposits                     (90,509)    (192,825)       268,140
                                                -----------  -----------    -----------
          Net cash provided by
            financing activities                 18,117,721   25,363,219     33,392,733
                                                -----------  -----------    -----------

Increase (decrease) in cash and cash
  equivalents                                    (8,351,388)   5,700,494       (382,190)
Cash and cash equivalents:
  Beginning of year                              17,207,777   11,507,283     11,889,473
                                                -----------  -----------    -----------
  End of year                                   $ 8,856,389  $17,207,777    $11,507,283
                                                ===========  ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the "Company"), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly-owned subsidiary Cooperative Bank for Savings, Inc., SSB, (the "Bank) and its wholly-owned subsidiary CS&L Services, Inc. All significant intercompany transactions have been eliminated.

     Nature of Operations - The Company operates 17 offices (including 16 full service branches) in Eastern North Carolina and offers a wide range of banking services including deposits, bank cards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary sources of revenue are its loan and securities portfolios.

     Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the
     financial statements and accompanying notes.    Actual
     results could differ from those estimates.

     Significant Accounting Policies - The significant accounting policies of the Company are summarized below:

a. Cash and Cash Equivalents - Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions. Interest-bearing deposits aggregated $7,904,166 and $12,311,582 at December 31, 1998 and 1997, respectively.

     Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 1998, the daily average gross reserve requirement was $391,000.

b. Securities and Mortgage-Backed and Related Securities - Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net income and reported as other comprehensive income and included in a separate component of stockholders' equity.

     Other investments are carried at cost, which approximates market value. Premiums are amortized and discounts are accreted using the effective interest method over the remaining terms of the related securities. Gains and losses on the sales of securities are determined using the specific-identification method and are included in noninterest income at the time of sale.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Loans Receivable and Allowance for Loan Losses - Loans receivable are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs and unearned discounts are amortized to interest income over the contractual life of the loan using the interest method.

     The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. As permitted by the statement, smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

     The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

     The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay. It is possible that such factors in management's evaluations of the adequacy of the allowance for loan losses will change.

d. Income Recognition on Impaired and Nonaccrual Loans - Loans, including impaired loans, are generally classified as nonaccrual if they are past due for a payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

     Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

e.   Transfers and Servicing of Financial Assets -  On
     January 1, 1997 the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires that enterprises recognize as separate assets rights to service mortgage loans for others, however those rights are acquired. There were no purchases of servicing rights during 1998 or 1997, nor were there any loan sales in 1996. Fees on loans sold in 1998 and 1997 are considered to adequately compensate the Company, therefore no servicing assets were recorded on those sales.

f. Other Real Estate Owned - Other real estate owned is recorded initially at the lower of the loan balance or estimated fair value of the property less estimated costs to sell at the date of foreclosure and subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed.

g. Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 5 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

h. Income Taxes - Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

i. Goodwill - Goodwill is amortized using the straight-line method over 25 years. The Company evaluates intangible assets for potential impairment by analyzing the operating results, trends and prospects for the Company, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the banking industry and any other events or circumstances which might indicate potential impairment. During fiscal year 1996, it was determined that the recorded investment in goodwill was impaired.
     Accordingly, the carrying value was written down to net realizable value through a charge to earnings of $3,359,791.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

j. Comprehensive Income - The Company adopted SFAS No. 130, "Reporting Comprehensive Income" on January 1, 1998.
     SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in general-purpose financial statements.

k. Segment Information - During the year ended December 31, 1998, the Company adopted the provisions of Statement of Financial Standards (SFAS) No. 131 "Disclosures about Segments of and Enterprise and Related Information." The Statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to shareholders. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

     Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has determined that is has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of Eastern North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

     There are no differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and the measurement of segment amounts has not changed for 1998 from prior years.

l. Employers Disclosures about Pensions and Other Postretirement Benefits - The Company has adopted the provisions of SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement benefits", effective for fiscal years beginning after December 15, 1997. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The adoption of SFAS No. 132 did not have a material effect on the Company's consolidated financial statements.

m. New Accounting Pronouncements - The Company will adopt the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective with the fiscal quarter beginning January 1, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether or not the derivative is designated as a hedging instrument. SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial statements.

     SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise", was issued in October 1998. This Statement amends existing classification and accounting treatment of mortgage-backed securities, retained after mortgage loans held for sale are securitized, for entities engaged in mortgage banking activities. These securities previously were classified and accounted for as trading and now may be classified as held-to-maturity or available-for-sale, also. This Statement

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     is effective for the first fiscal quarter beginning after December 15, 1998. SFAS No.134 is not expected to have material effect on the Company's consolidated financial statements.

2.   SECURITIES

     Securities at December 31, 1998 and 1997 are summarized as follows:

                                                      GROSS      GROSS    ESTIMATED
                                        AMORTIZED   UNREALIZED  UNREALIZED  MARKET
                                          COST        GAINS       LOSSES     VALUE
                                        ---------   ----------  ---------- ---------
1998:
U.S. Government and agency securities:
     Held to maturity                  $13,034,264  $     --    $254,574 $12,779,690
     Available for sale                 21,002,205   174,988      14,060  21,163,133
                                       -----------  --------    --------------------
                                       $34,036,469  $174,988    $268,634 $33,942,823
                                       ===========  ========    ====================
1997
U.S. Government and agency securities:
     Held to maturity                  $21,043,946  $     -     $695,816 $20,348,130
     Available for sale                 21,002,969   18,283       17,185  21,004,067
                                       -----------  --------    --------------------
                                       $42,046,915  $18,283     $713,001 $41,352,197
                                       ===========  ========    ====================

     The maturities of securities at December 31, 1998 are summarized as follows:

                                                      ESTIMATED
                                        AMORTIZED       MARKET
                                          COST          VALUE
                                        ------------------------
Held to maturity:
     After 3 years through 5 years      $ 8,034,264  $ 7,824,375
     After 5 years through 10 years       5,000,000    4,955,315
                                        -----------  -----------
                     Total              $13,034,264  $12,779,690
                                        ===========  ===========
Available for sale:
     Within 1 year                      $ 2,000,000  $ 2,010,626
     After 1 year through 5 years        19,002,205   19,152,507
                                        -----------  -----------
                                        $21,002,205  $21,163,133
                                        ===========  ===========

     For the years ended December  31, 1998, 1997 and 1996, the
     Company had gross realized gains on sale of securities of $52,496 in 1996, and no losses in any period.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   MORTGAGE-BACKED AND RELATED SECURITIES


     Mortgage-backed and related securities available for sale at December 31, 1998 and 1997 are summarized as follows:

                                                   GROSS      GROSS    ESTIMATED
                                    AMORTIZED   UNREALIZED  UNREALIZED  MARKET
                                       COST       GAINS       LOSSES     VALUE
                                    ---------   ----------  ---------- ---------
1998:
   GNMA certificates                $ 4,936,517  $134,587  $     --    $ 5,071,104
   FNMA certificates                  4,224,080     5,572    57,204      4,172,448
   FHLMC certificates                 1,298,481     8,659        --      1,307,140
                                    -----------  --------  --------    -----------
            Total                   $10,459,078  $148,818  $ 57,204    $10,550,692
                                    ===========  ========  ========    ===========
1997:
   GNMA certificates                $ 5,010,422  $ 72,544  $      -    $ 5,082,966
   FNMA certificates                  5,715,904    21,272   117,044      5,620,132
   FHLMC certificates                 2,142,572    10,667         -      2,153,239
                                    -----------  --------  --------    -----------
            Total                   $12,868,898  $104,483  $117,044    $12,856,337
                                    ===========  ========  ========    ===========

     The Company realized gross gains of $0 and $9,375 and gross losses of $0 and $9,387 on sales of mortgage backed and related securities for the years ended December 31, 1998 and 1997, respectively. There were no sales of mortgage backed and related securities in 1996.

     Expected maturities for mortgage-backed and related securities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

4.   OTHER INVESTMENTS

     Other investments at December 31, 1998 and 1997 consist of Federal Home Loan Bank of Atlanta ("FHLB") stock. The cost and estimated market value of the FHLB stock was $2,828,000 and $2,688,200 at December 31, 1998 and 1997,
     respectively.

     The Company, as member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   LOANS RECEIVABLE

     Loans receivable at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                          1998            1997
                                                      ----------       ---------
Mortgage loans collateralized by real estate:
     1-4 family residential properties                 $235,644        $232,977
     Multi-family residential properties                  5,575           4,835
     Nonresidential properties                            3,697           4,891
     1-4 family residential properties under
         construction                                    25,244          24,908
     Nonresidential properties under construction            --             469
Installment loans collateralized by real estate:
     1-4 family residential properties                   18,737          12,134
     Multi-family residential properties                  7,649           1,442
     Nonresidential properties                           12,940           4,526
     Multi-family residential properties under
       construction                                       1,128           2,996
     1-4 family residential properties under
       construction                                       8,810           2,327
     Nonresidential properties under construction        11,735           7,868
Consumer loans                                            5,073           4,397
Business loans                                            4,021           2,586
Consumer and business construction loans                    964           1,213
                                                      ---------        ---------
                    Total loans                         341,217         307,569
Less:
     Undisbursed portion of construction loans           17,499          18,729
     Unearned discounts and net deferred fees             1,216           1,274
     Loan loss reserve                                    1,178             874
                                                       --------        --------
                    Net loans                          $321,324        $286,692
                                                       ========        ========



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below:

     Balance at beginning of year                   $  754,697
     New loans                                       2,188,000
     Repayments                                        481,460
                                                    ----------
     Balance at end of year                         $2,461,237
                                                    ==========

     Activity in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996 is summarized as follows:


                                          1998          1997          1996
                                      ----------      --------      --------
Balance at beginning of year            $873,802      $807,539      $737,000
Provision for loan losses                330,000       153,000       155,809
Loans charged-off                        (28,330)      (86,737)      (85,270)
Recoveries                                 2,770            --            --
                                      ----------      --------      --------
Balance at end of year                $1,178,242      $873,802      $807,539
                                      ==========      ========      ========

     The following is a summary of nonperforming assets at December 31, 1998 and 1997 (in thousands):

                                                        1998              1997
                                                      -------           -------
Loans 90 days past due and still accruing interest     $1,765             $357
Nonaccrual loans                                           --               --
Other real estate owned                                 2,439              251
                                                       ------             ----
      Total                                            $4,204             $608
                                                       ======             ====

     At December 31, 1998 and 1997, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $0 and $454,176, respectively, with corresponding valuation allowances of $0 and $0, respectively. For the years ended December 31, 1998, 1997, and 1996, the average recorded investment in impaired loans was approximately $580,000, $654,000, and $485,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was immaterial.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December
     31, 1998 and 1997 (in thousands):

                                                         1998             1997
                                                       --------          -------
Undisbursed portion of home equity lines of credit
  collateralized primarily by junior liens on 1-4
  family properties                                    $ 7,332           $ 6,374
Other commitments and credit lines                       4,577             3,318
Fixed-rate mortgage loan commitments                     4,257             2,571
Adjustable-rate mortgage loan commitments                3,149             2,408
                                                       -------           -------
     Total                                             $19,315           $14,671
                                                       =======           =======

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

     Mortgage loans serviced for others (previously sold without recourse) approximated $58,674,064, $65,061,001 and
     $62,753,000 at December 31, 1998, 1997 and 1996,
     respectively.

     Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.   PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1998 and 1997 are summarized as follows:

                                                         1998               1997
                                                      -----------       -----------
Land                                                  $ 1,677,245       $ 1,626,553
Buildngs                                                5,488,561         4,796,885
Leasehold improvements                                    307,994           438,739
Furniture and equipment                                 4,572,363         3,711,528
                                                      -----------       -----------
                                                       12,046,163        10,573,705
Less accumulated depreciation and amortization         (5,673,707)       (5,701,503)
                                                      -----------       -----------
     Premises and equipment, net                      $ 6,372,456       $ 4,872,202
                                                      ===========       ===========

7.   DEPOSITS
     Time deposits of $100,000 or more at December 31, 1998 and 1997, are summarized by maturity as follows (in thousands):

                                                         1998             1997
                                                      ---------         ---------
3 months or less                                      $  10,486         $  13,957
Over 3 through 6 months                                  12,238             8,708
Over 6 through 12 months                                 16,994            21,591
Over 12 months                                            9,367             6,180
                                                      ---------         ---------
           Total                                      $  49,085         $  50,436
                                                      =========         =========

     The average balance of, and weighed average rates ("WAR") paid on, deposits for the years ended December 31, 1998, 1997 and 1996 (in thousands) are summarized as follows:

                                 1998               1997              1996
                          -----------------------------------------------------
                          Average             Average            Average
                          Balance     WAR     Balance    WAR     Balance    WAR
                          -------     ----    --------   ---     -------    ---
NOW accounts              $ 14,117    0.85%   $ 12,208   0.92%   $ 11,513  1.00%
Money market                11,978    3.60%      7,472   2.83%      7,866  2.10%
Savings                     28,714    1.74%     34,050   1.94%     35,881  2.00%
Certificates of deposit    236,042    5.44%    226,422   5.37%    215,896  5.41%
                          --------    ----    --------   ----    --------  -----
   Total                  $290,851    4.78%   $280,152   4.69%   $271,156  4.67%
                          ========    ====    ========   ====    ========  =====

     Non-interest bearing deposits totaled $7,877,568 and $4,204,000 at December 31, 1998 and 1997, respectively.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   BORROWED FUNDS
     Borrowed funds and the corresponding weighted average rates
     ("WAR") at December 31, 1998 and 1997 are summarized as follows:

                              1998     WAR     1997       WAR
                          -----------  ---   -----------  ---
Advances from FHLB        $55,000,000  6.33% $50,000,000  6.48%
Affordable Housing
  Program advances from
  FHLB                        109,439  3.50%     141,002  3.50%
                          -----------  ----  -----------  ----
           Total          $55,109,439  6.33% $50,141,002  6.47%
                          ===========  ====  ===========  ====

     Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. This agreement provides for a $92 million line of credit with the FHLB. The maximum month end balances were $55 million, $50 million, and $35 million during the years ended December 31, 1998, 1997 and 1996. Annual principal maturities of Federal Home Bank advances for each of the five years subsequent to December 31, 1998 are as follows:

     1999                                         $ 15,000,000
     2000                                           10,000,000
     2001                                           15,000,000
     2002                                           10,000,000
     2003                                            5,000,000
                                                   -----------
              Total                                $55,000,000
                                                   ===========

     The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.5% and mature at various times between November 2015 and January 2016.

     Interest expense on borrowed funds is summarized as follows:

                                         1998           1997         1996
                                      -----------    ----------    ----------
Advances from FHLB                    $ 3,320,483    $2,575,273    $  960,408
ESOP loan                                     100         8,870             -
                                      -----------    ----------    ----------
      Total                           $ 3,320,583    $2,584,143    $  960,408
                                      ===========    ==========    ==========

9.   REGULATORY MATTERS AND CAPITAL REQUIREMENTS

     The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 1998, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank for Savings, Inc. SSB. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

     As of December 31, 1998, the most recent notification from the FDIC categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Company's category.

     The Company's actual capital amounts and ratios are also presented in the table below (dollars in thousands):

                                                                    TO BE WELL
                                                                    CAPITALIZED
                                                                   UNDER PROMPT
                                                 FOR CAPITAL        CORRECTIVE
                                ACTUAL        ADEQUACY PURPOSES  ACTION PROVISIONS
                          ----------------    -----------------  -----------------
                          AMOUNT     RATIO    AMOUNT     RATIO    AMOUNT     RATIO
                          ------     -----    ------     -----    ------     -----
As of December 31, 1998:
-----------------------
Total Capital (to Risk
  Weighted Assets)        $32,637     14.3%    $18,290   8.0%     $22,863   10.0%
Tier I Capital (to Risk
  Weighted Assets)         31,459     13.8%      9,145   4.0%      13,718    6.0%
Tier I Capital (to
  Average Assets)          31,459      8.1%     15,528   4.0%      19,410    5.0%
Total Tangible Capital
  (to Total Tangible
  Assets)                  31,613      8.1%     19,489   5.0%      19,489    5.0%

As of December 31, 1997:
-----------------------
Total Capital (to Risk
  Weighted Assets)        $29,174     14.9%    $15,623   8.0%     $19,529   10.0%
Tier I Capital (to Risk
  Weighted Assets)         28,300     14.5%      7,812   4.0%      11,717    6.0%
Tier I Capital (to
  Average Assets)          28,300      7.8%     14,153   4.0%      17,691    5.0%

     A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $3,571,000 at December 31, 1998.

     The Company may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Company to fall below the amount required


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

9.   BENEFIT PLANS
     The Company has a qualified, noncontributory defined-benefit retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last ten years of employment.

     On October 25, 1996 the Plan was amended to change the Plan from a single employer plan to a multi-employer plan. The effective date of the amendment is January 1, 1996. All other provisions of the Plan remain substantially the same, with the exception of Plan funding. Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. There were no contributions required or made to the Plan during 1998, 1997 and 1996.

     Until January 1, 1997, the Company maintained an Employee Stock Ownership Plan (the "ESOP") for the exclusive benefit of participating employees with the Company. Participating employees were full-time employees age 21 or older who had completed one year of service. The Company's contributions to the ESOP were allocated among participants on the basis of total compensation paid each plan year and were determined solely at the discretion of the Board of Directors.

     On December 23, 1996 the ESOP borrowed $800,000 from another financial institution and purchased 84,374 shares of the Company's common stock from the defined benefit plan at $9.46 per share. These shares served as collateral for the loan and the loan was guaranteed by the Company. Accordingly, the loan was recorded by the Company as a liability and the shares recorded as a separate component of stockholders' equity.

     On January 1, 1997 the ESOP was merged into a combined ESOP and 401(k) Plan (the "KSOP"). The employees' ESOP accounts were transferred to their KSOP accounts on that date. Employees are able to contribute up to 15% of their eligible annual compensation to the KSOP subject to Internal Revenue Service limitations. The Company matches employee contributions up to a limit determined annually by the Board of Directors. The match was established by the Board as 6% for 1998 and 1997.

     During the years ended December 31, 1998 and 1997, the Company matched employee contributions by contributing $85,000 and $204,000 to the KSOP to repay a portion of the note. This released 8,774 and 21,600 shares from serving as collateral for the loan. These shares were allocated to the participants according to the plan specifications on December 31, 1998 and 1997. At December 31, 1998 and 1997 there were 0 and 8,774 unearned ESOP shares, with an estimated market value of approximately $0 and $228,124, held in suspense.

     The compensation expense incurred by the Company for these benefit plans, including the effect of the change in the defined benefit plan noted earlier, was $366,939, $232,164, and $209,216 for the years ended December 31, 1998, 1997, and 1996, respectively.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  EARNINGS PER SHARE
     On August 25, 1997 the Company declared a 100% stock split effected in the form of a stock dividend. This split increased the number of common shares outstanding to 2,983,396. All prior period share and per share data have been adjusted for the split.

     The Company adopted SFAS No. 128 "Earnings Per Share" on December 31, 1997. As required, all prior period earnings per share have been restated to conform with the provisions of the statement. There are no material differences between earnings per share reported under SFAS No. 128 and the previously reported amounts for the years ended December 31, 1997 and 1996.

     The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned ESOP shares) for the years ended December 31, 1998, 1997 and 1996.

                                         1998           1997           1996
                                      ----------     -----------   -----------
Net income (loss) (numerator)         $2,385,235     $ 2,233,738   $(3,249,853)
                                      ==========     ===========   ===========
Shares for basic EPS (denominator)     3,019,413       2,972,686     2,981,954
Dilutive effect of stock options         186,979         211,611            --
                                      ----------     -----------   -----------
Adjusted shares for diluted EPS        3,206,392       3,184,297     2,981,954
                                      ==========     ===========   ===========

     For the year ended December 31, 1996, there were 276,802 options outstanding that were antidilutive due to the net loss for the year. These common stock equivalents have been omitted from the 1996 calculation of diluted earnings per share.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  INCOME TAXES
     Income tax expense consists of the following components for the years ended December 31, 1998, 1997 and 1996:

                                         1998            1997        1996
                                      ----------     -----------   --------
Current tax provision                 $1,805,174     $1,680,031    $284,846
Deferred tax provision (benefit)        (416,469)      (286,101)    290,700
                                      ----------     ----------    --------
     Total                            $1,388,705     $1,393,930    $575,546
                                      ==========     ==========    ========

     The components of the net deferred tax liability at December 31, 1998 and 1997 are as follows:


                                                       1998         1997
                                                   ----------   ----------
Deferred tax assets:
  Unrealized loss on securities
    available for sale                             $       --   $    4,800
  Allowance for loan losses                            36,744           --
                                                   ----------   ----------
      Total                                            36,744        4,800
                                                   ----------   ----------
Deferred tax liabilities:
  Deferred loan fees                                  360,378      482,731
  Allowance for loan losses                                --      225,559
  FHLB stock                                          209,692      231,784
  Excess of book over tax basis of equipment          106,805      116,526
  Unrealized gain on securities available
    for sale                                           98,492           --
                                                   ----------   ----------
       Total                                          775,397    1,056,600
                                                   ----------   ----------
       Net deferred tax liability                  $  738,623   $1,051,800
                                                   ==========   ==========


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                         1998           1997           1996
                                      ----------     -----------   -----------
Income taxes at federal tax rate      $1,283,140    $ 1,233,407    $(909,265)
Increase (decrease) resulting from:
   Amortization and impairment of
     goodwill                                 --             --    1,216,807
   State income taxes, net of
     federal income tax benefit           84,619        152,196       59,071
   Other                                  20,946          8,327      208,933
                                      ----------    -----------   ----------
       Total                          $1,388,705    $ 1,393,930   $  575,546
                                      ==========    ===========   ==========

     As of December 31, 1998, the Bank's bad debt reserve for federal tax purposes was approximately $5,169,000 which represents the base year amount. A deferred tax liability has not been recognized for the base year amount. If the Bank uses the base year reserve for any reason other than to absorb loan losses, a tax liability could be incurred. It is not anticipated that the reserve will be used for any other purpose.

13.  STOCK OPTION PLAN

     The Company has a Stock Option Plan (the "Option Plan") for selected employees of the Company and for nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

     The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested upon being granted.


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     No options were granted during the years ended December 31, 1998 and 1996. During the year ended December 31, 1997, 11,628 options were granted at market value on the date of award. The weighted average grant price was $13.75. Also during 1998 and 1997, 61,888 and 1,000 options were exercised at a weighted average exercise price of $4.43 and $1.78 per share, respectively. No options expired or were forfeited during the years ended December 31, 1998, 1997 and 1996. Stock options, after giving retroactive effect to stock dividends and splits, are summarized as follows:

                                                    ALL DIRECTORS
                                                     WHO ARE NOT
                                                      EXECUTIVE
                                     ALL OFFICERS     OFFICERS                RESERVED
                                      AS A GROUP     AS A GROUP              FOR FUTURE
                                     (6 PERSONS)    (8 PERSONS)    TOTAL      ISSUANCE
                                     -----------    -----------    ------    -----------
Balance, December 31, 1998           187,438         38,104        225,542         --
                                     =======         ======        =======     ======
Balance, December 31, 1997           230,726         56,704        287,430         --
                                     =======         ======        =======     ======
Balance, December 31, 1996           226,520         50,282        276,802     11,628
                                     =======         ======        =======     ======

     The weighted average exercise price of these options for all periods is $3.28.

     On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by
     SFAS No. 123, the Company     has chosen to continue to
     apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. The Company did not grant any options during the years ended December 31, 1998 and 1996, therefore, there are no pro forma amounts for those periods.

                                                 1997
                                         ---------------------
                                             AS
                                          REPORTED   PRO FORMA
                                         ---------   ---------
Net income                               $2,233,738  $2,213,554
Earnings per common share                      0.75        0.74
Earnings per common share - assuming
  dilution                                     0.70        0.70


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0%, as there has been no regular dividend payment history; expected volatility of 7.7%; risk-free interest rates of 5.5%; and expected lives of 4.38 years. The weighted average fair value of options granted in 1997 was $3.87.

     The following table summarizes additional information about the Option Plan at December 31, 1998 and 1997:

                                                                1998
                                              ------------------------------------------
                                                             REMAINING
                                                NUMBER      CONTRACTUAL       NUMBER
EXERCISE PRICE                                OUTSTANDING       LIFE        EXERCISABLE
---------------------------------------------------------------------------------------
$1.78                                           183,234      2.75 years      183,234
$2.67                                             3,424      3.25 years        3,424
$3.20                                             5,924      3.50 years        5,924
$7.50                                            23,332      5.25 years       23,332
$10.50                                            5,424      8.25 years        5,424
$19.50                                            4,204      9.00 years        4,204
                                               --------      ----------      -------
                                                225,542      3.28 years      225,542
                                               ========      ==========      =======

                                                                1997
                                              ------------------------------------------
                                                             REMAINING
                                                NUMBER      CONTRACTUAL       NUMBER
EXERCISE PRICE                                OUTSTANDING       LIFE        EXERCISABLE
---------------------------------------------------------------------------------------
$1.78                                           212,954      3.75 years      212,954
$2.67                                             7,424      4.75 years        7,424
$3.20                                             7,424      4.50 years        7,424
$7.50                                            48,000      6.25 years       48,000
$10.50                                            7,424      9.23 years        7,424
$19.50                                            4,204     10.00 years        4,204
                                               --------     -----------      -------
                                                287,430      5.67 years      287,430
                                               ========     ===========      =======


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 is presented below:


CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                          1998       1997
                                      ----------  -----------
Assets:
     Cash                             $     1,624  $     4,707
     Equity investment in
       subsidiary                      31,602,684   28,264,866
     Deferred organization costs            8,841       23,996
                                      -----------  -----------
                                      $31,613,149  $28,293,569
                                      ===========  ===========
Liabilities and stockholders' equity:
     Stockholders' equity             $31,613,149  $28,293,569
                                      ===========  ===========

CONDENSED STATEMENTS OF OPERATIONS

                                                     1998         1997        1996
                                                  ----------  -----------  -----------
Dividends from subsidiary                         $   11,938  $    13,709  $        --
Equity in income (loss) of subsidiary              2,403,474    2,248,259   (3,222,121)
Miscellaneous expenses                                30,177       28,230       27,732
                                                  ----------  -----------  -----------
   Net income (loss)                              $2,385,235  $ 2,233,738  $(3,249,853)
                                                  ==========  ===========  ===========
CONDENSED STATEMENTS OF CASH FLOWS
Operating Activities:
  Net income (loss)                              $ 2,385,235    $ 2,233,738  $(3,249,853)
  Equity in undistributed earnings of
    subsidiary                                    (2,403,474)    (2,248,259)   3,222,121
  Amortization of deferred organization costs         15,156         15,156       15,155
                                                 -----------    -----------  -----------
      Cash flows provided by (used in) operating
        activities                                    (3,083)           635      (12,577)

Cash and cash equivalents, beginning of year           4,707          4,072       16,649
                                                 -----------    -----------  -----------
Cash and cash equivalents, end of year           $     1,624    $     4,707  $     4,072
                                                 ===========    ===========  ===========


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  CASH FLOW SUPPLEMENTAL DISCLOSURES

     The following information is supplemental information regarding the cash flows for the years ended December 31, 1998, 1997 and 1996:

                                                     1998          1997          1996
                                                 ------------   ----------   ------------
Cash paid for:
  Interest on deposits and borrowed funds       $ 17,258,719   $ 15,957,580  $ 14,141,474
  Income taxes                                     1,544,000      1,247,000       836,685

Summary of noncash investing and financing
  activities:
  Transfer from loans to foreclosed real
    estate                                         2,438,023        843,477       239,729
  Loans to facilitate the sale of foreclosed
    real estate                                       34,000        235,648        38,348

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

          Securities, Mortgage-Backed and Related Securities,
          ---------------------------------------------------
          and Other Investments
          ---------------------

          For investments in debt securities, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Loans Receivable
          ----------------
          The fair value of loans receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          Deposits
          --------
          The fair value of NOW, savings, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimatedusing the rates currently offered for deposits of similar remaining maturities.

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



           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows (in thousands):


                                                     1998                   1997
                                             ---------------------   --------------------
                                             CARRYING   ESTIMATED    CARRYING  ESTIMATED
                                              AMOUNT    FAIR VALUE    AMOUNT   FAIR VALUE
                                             --------   ----------   --------  ----------
Financial assets:
  Cash and cash equivalents                  $  8,856   $  8,856     $ 17,208  $ 17,208
  Securities:
    Available for sale                         21,163     21,163       21,004    21,004
    Held to maturity                           13,034     12,780       21,044    20,348
  Mortgage-backed and related securities
    available for sale:                        10,551     10,551       12,856    12,856
  Loans receivable:
    Gross loans                               322,502    322,896      287,566   289,777
    Allowance for loan losses                  (1,178)    (1,178)        (874)     (874)
                                             --------   --------     --------  --------
    Loans receivable, net                     321,324    321,718      286,692   288,903

  Other investments                             2,828      2,828        2,688     2,688
                                             --------   --------     --------  --------
          Total                              $377,756   $377,896     $361,492  $363,007
                                             ========   ========     ========  ========
Financial liabilities:
  Deposits                                   $301,656   $299,383     $288,690  $284,040
  Borrowed funds                               55,109     56,674       50,226    50,579
                                             --------   --------     --------  --------
          Total                              $356,765   $356,057     $338,916  $334,619
                                             ========   ========     ========  ========

     The Company's remaining assets and liabilities are not considered financial instruments.

17.  STOCK REPURCHASE PLAN

     On September 17, 1998, the Company's Board of Directors approved a Stock Repurchase Program. The Stock Repurchase Program authorizes the Company to repurchase up to 150,000 shares, or approximately 5% of the currently outstanding shares of common stock. As of December 31, 1998, no shares had been repurchased. On February 8, 1999, the Company purchased 74,000 shares under the Stock Repurchase Plan.


              DIRECTORS, OFFICERS AND OFFICE LOCATIONS

                         BOARD OF DIRECTORS

Frederick Willetts, III, Chairman          H. T. King, III
President, Chief Executive Officer         President, Hanover Iron Works, Inc.
Cooperative Bankshares, Inc. and
Cooperative Bank For Savings, Inc. SSB

Paul G. Burton                             R. Allen Rippy
President, Burton Steel Company            Vice President, Rippy Cadillac Oldsmobile, Inc.

F. Peter Fensel, Jr.                       Dr. William H. Wagoner
President, F. P. Fensel Supply Company     Chancellor Emeritus of the University of
                                           North Carolina at Wilmington

James D. Hundley, M.D.                     O. Richard Wright, Jr.
President, Wilmington Orthopaedic          Attorney, McGougan Wright Worley & Harper
  Group P.A.

         OFFICERS OF COOPERATIVE BANK FOR SAVINGS, INC., SSB
Frederick Willetts, III.....................Chairman, President & Chief Executive Officer
O.C. Burrell, Jr.......................Executive Vice President & Chief Operating Officer
Daniel W. Eller................................Senior Vice President - Corporate Secretary
Eric R. Gray.....................................Senior Vice President - Mortgage Lending
Edward E. Maready.......................................Senior Vice President - Treasurer
Sandra B. Carr..................................Vice President- Retail Banking Operations
Linda B. Garland...............................................Vice President - Marketing
Raymond A. Martin.....................................Vice President-Information Services
Carl N. Mathis................................................Vice President - Appraising
Donna H. Mitchell....................................Vice President - Mortgage Operations
Dare C.  Rhodes..........................................Vice President - Human Resources
Todd L. Sammons..................................................Vice President -Auditing
Phillip T. Whittington............................... ..Vice President-Commercial Lending



                          OFFICE LOCATIONS
                 (Number of Offices in Parentheses)

           Beaufort                    Morehead City
           Belhaven                    Robersonville
           Corolla                     Tabor City
           Elizabethtown               Wallace
           Jacksonville (2)            Washington (2)
           Kill Devil Hills            Wilmington (4)


                     CORPORATE INFORMATION

                     CORPORATE INFORMATION
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

                       ANNUAL MEETING
The Annual Meeting of Stockholders of Cooperative Bankshares,
Inc. will be held at the Howard Johnson Plaza, 5032 Market
Street, Wilmington, North Carolina, on April 30, 1999 at 11:00 a.m. All stockholders are cordially invited to attend.

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

                        CAPITAL STOCK
Cooperative's common stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 1998 there were 3,046,284 shares outstanding which were held by 599 stockholders of record. No cash dividends have been paid on the common stock since its issuance. Stock performance for 1998 and 1997 is given in the following table. All prices have been adjusted for the stock dividends as described in the notes to the consolidated financial statements.

                  QUARTERLY COMMON STOCK DATA

                                   1998            1997
                              -----------------------------
QUARTERS ENDED                HIGH      LOW     HIGH    LOW
------------------------------------------------------------
December                      $16.00   $10.00  $20.25  $15.50
September                      18.00    12.50   17.50   10.63
June                           20.00    17.00   11.00   10.25
March                          24.38    18.00   10.75   10.00

                          43