Form 10-K, Exhibit 13
period 1999-12-31
COOPERATIVE BANKSHARES INC
filed 2000-03-30
CIK 923529

                       COOPERATIVE
                     BANKSHARES, INC.
       Full-Service Community Banking for the Next Century












                      Annual Report
                     December 31, 1999

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

Table Of
  Contents     Selected Financial and Other Data..................2
          President's Message................................3
          Management's Discussion & Analysis..............5-14
          Report of Independent Accountants.................15
          Consolidated Statements of Financial Condition....16
          Consolidated Statements of Operations.............17
          Consolidated Statements of Comprehensive Income...18 Consolidated Statements of Stockholders' Equity...18
          Consolidated Statements of Cash Flows.............19
          Notes to Consolidated Financial Statements.....20-38
          Directors, Officers, and Office Locations.........39
          Corporate Information.............................40
            Capital Stock.....................................40

                SELECTED FINANCIAL AND OTHER DATA

AT DECEMBER 31,                                    1999          1998          1997          1996          1995
__________________________________________________________________________________________________________________
                                                                    Dollars in Thousands
Selected Financial Condition Data:
  Assets. . . . . . . . . . . . . . . . . . .   $410,146    $   389,773      $369,121      $341,300       $311,843
  Loans receivable, net . . . . . . . . . . .    334,744        321,324       286,692       263,313        234,008
  Mortgage-backed and related securities. . .      6,564         10,551        12,856        28,825         30,907
  Cash, securities and other investments. . .     58,043         45,882        61,944        40,942         35,540
  Goodwill. . . . . . . . . . . . . . . . . .         --             --            --            --          3,602
  Deposits. . . . . . . . . . . . . . . . . .    304,834        301,656       288,691       278,139        270,071
  Borrowed funds. . . . . . . . . . . . . . .     75,106         55,109        50,226        35,435         10,089
  Stockholders' equity. . . . . . . . . . . .   $ 29,343    $    31,613      $ 28,294      $ 25,470       $ 29,083

YEAR ENDED DECEMBER 31,                           1999          1998          1997          1996          1995
__________________________________________________________________________________________________________________
                                                                    Dollars in Thousands
Selected Operations Data:
  Interest income. . . . . . . . . . . . . . .  $  28,449      $    28,411   $    26,093      $ 22,793   $   21,904
  Interest expense . . . . . . . . . . . . . .     16,422           17,212        15,732        13,630       13,701
  Net interest income. . . . . . . . . . . . .     12,027           11,199        10,361         9,163        8,203
  Provision for loan losses. . . . . . . . . .        210              330           153           156            3
  Non-interest income. . . . . . . . . . . . .      1,228            1,180           790           570          620
  Non-interest expenses (1). . . . . . . . . .      8,885            8,275         7,370        12,251        7,121
  Income (loss) before income taxes. . . . . .      4,160            3,774         3,628        (2,674)       1,699
  Net income (loss). . . . . . . . . . . . . .      2,680            2,385         2,234        (3,250)       1,024
____________________________________________________________________________________________________________________
Selected Financial Ratios and Other Data:
   Return on average assets. . . . . . . . . .       0.69%            0.62%         0.63%        (1.01)%       0.32%
   Return on average equity. . . . . . . . . .       8.88%            7.86%         8.26%       (11.27)%       3.62%
   Stockholders' equity to total assets  . . .       7.15%            8.11%         7.67%         7.46%        9.33%
   Non-performing assets to total assets . . .       0.35%            1.08%         0.08%         0.02%        0.25%
   Allowance for loan losses to total loans. .       0.39%            0.35%         0.28%         0.29%        0.31%
   Per Share Data (2)
   Earnings (loss) per:
       Common share  . . . . . . . . . . . . . $     0.95       $     0.79    $     0.75      $  (1.09)  $     0.34
       Common share - assuming dilution. . . . $     0.90       $     0.74    $     0.70      $  (1.09)  $     0.32
   Tangible book value . . . . . . . . . . . . $    10.92       $    10.38    $     9.48      $   8.54   $     8.54
   Number of common shares outstanding . . . .  2,687,919        3,046,284     2,984,396     2,983,396    2,983,396
____________________________________________________________________________________________________________________

(1)  Includes one time special assessment for deposit insurance of $1.8 million and a charge-off of impaired goodwill of $3.4 million for the year ended December 31, 1996.
(2)  All per share amounts are adjusted for all stock dividends and splits.

                     PRESIDENT'S MESSAGE


     The year 1999 was another good one for Cooperative Bankshares, Inc. Despite three hurricanes during the third quarter and the threat of Y2K computer problems, our company has posted yet another good year. Net income for the year ended December 31, 1999 rose 12.4% over the previous year to $2,680,430 or $.90 per diluted share. Income for the year ended December 31, 1998 was $2,385,235 or $.74 per diluted share. Thus, per share earnings actually increased 22% from 1998 to 1999. Total assets at December 31, 1999, were $410.1 million. Stockholders equity was $29.3 million, or $10.92 per share, and represented 7.15% of assets. On March 25th, 1999 we announced the completion of our first stock repurchase program of approximately 150,000 shares, or 5% of our outstanding stock.
We also announced a new repurchase program for an additional 5% of outstanding stock. This second stock repurchase program was completed in the second quarter of 1999, thus reducing total shares outstanding through the two stock repurchase programs by 302,000 shares. We are currently in our third repurchase program and anticipate completion by mid year.

During the year 536 mortgage loans were originated totaling $62,311,810. In addition, the Retail Banking Division originated 839 commercial and consumer loans in the amount of $87,641,698. Despite this high level of loan volume we continue to adhere to strict underwriting criteria. At December 31, 1999, loans made by the Retail Banking Division comprised 35.4% of our total loans as compared to 20.8% at December 31, 1998. Continued growth in our banking operation impacts favorably our net interest income as these loans generally carry a higher rate of interest than one to four family mortgage loans.

The quality of our assets remains a top priority for the Bank. As of December 31, 1999 non-performing loans and foreclosed real estate owned stood at .35% of assets as compared to 1.08% of assets at December 31, 1998. The allowance for loan losses has been increased to 1,306,000, and while this is considered to be adequate at the present time to cover any potential loan loss exposure, the Bank is continuing to add to this allowance to further protect our investment in loans.

During 1999, we installed new ATMs at our Long Leaf and Ogden offices in Wilmington, as well as our Wallace and Jacksonville offices, raising our total ATMs to six. Our Access 24 Phone Banking System was installed during the third quarter and is available for all customers seven days a week, 24 hours per day.

During September, Hurricane Floyd struck eastern North Carolina changing lives and landscape for many years to come. None of our offices sustained significant damage. Losses on loans due to the hurricane were minimal. We have assisted in recovery efforts with both people and resources and continue to lend our support as the region recovers economically from this devastation.

Cooperative entered the year 2000 with virtually no glitches in our computer systems. The hard work of our Y2K Committee and our Information Services staff, as well as hours of testing by our employees, paid off as we passed through midnight and into the new millennium with no problems.

                     PRESIDENT'S MESSAGE

The year 1999 was another busy one here at Cooperative. We completed two stock repurchase programs and initiated a third in order to increase the value of the remaining shares of stock in an effort to enhance the return to you, the stockholders. We installed four new ATMs and our Access 24 Phone Bank System in order to increase customer service and continue our program of increasing retail and commercial banking services to our existing as well as new banking customers. We also survived the hurricanes and the millennium bug. As we enter the new century, I look forward to our future with a great deal of optimism.
Your continued support and confidence is appreciated.

Sincerely,

/s/ Frederick Willetts, III

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

     Cooperative Bank's lending activities have concentrated on the origination of conventional mortgage loans for the purpose of constructing, financing or refinancing residential properties. As of December 31, 1999, $303.2 million, or 83.1%, of the Bank's loan portfolio consisted of loans secured by residential properties. To a lesser extent, the Bank originates nonresidential real estate loans, home equity line of credit loans, secured and unsecured consumer and business loans. While continuing to place primary emphasis on residential mortgage loans, the Bank is taking a more aggressive position in pursuing business lending, and nonresidential real estate lending involving loans secured by small commercial properties with balances generally ranging from $100,000 to $1,000,000. The Bank's primary emphasis is to originate adjustable rate loans with the fixed rate loan as an option. As of December 31, 1999, adjustable rate loans totaled 63.3%, and fixed rate loans totaled 36.7% of the Bank's total loan portfolio.

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

           MANAGEMENT'S DISCUSSION & ANALYSIS

Gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets. At December 31, 1999, Cooperative had a one-year negative gap position of 9.5%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, a large part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts.
Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms.
The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

INTEREST RATE SENSITIVITY ANALYSIS            Over One   Over Five
                                    One Year   Through   Through   Over Ten
December 31, 1999                   or Less  Five Years  Ten Years   Years    Total
____________________________________________________________________________________
                                                (Dollars in thousands)
Interest-earning assets:
  Securities and other
    interest-earning assets. . . .  $ 23,219  $ 18,755   $ 10,000  $    -- $ 51,974
  Mortgage-backed and related
    securities . . . . . . . . . .     3,799     1,559        863      343    6,564
  Loan portfolio . . . . . . . . .   189,796   108,267     22,782   13,899  334,744
                                    -----------------------------------------------
        Total. . . . . . . . . . .  $216,814  $128,581   $ 33,645  $14,242 $393,282
                                    ===============================================

Interest-bearing liabilities:
    Deposits (1) . . . . . . . . .  $215,930  $ 78,378   $ 10,526  $    -- $304,834
    Borrowed funds . . . . . . . .    40,002    35,012         18       74   75,106
                                    -----------------------------------------------
        Total. . . . . . . . . . .  $255,932  $113,390   $ 10,544  $    74 $379,940
                                    ===============================================

Interest rate sensitivity gap. . .  $(39,118) $ 15,191   $ 23,101  $14,168 $ 13,342
                                    ===============================================

Cumulative interest rate
  sensitivity gap. . . . . . . . .  $(39,118) $(23,927)  $   (826) $13,342
                                    ======================================
Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities. . . . . . .      84.7%     93.5%      99.8%   103.5%
                                    ======================================
Ratio of cumulative gap to
  total assets . . . . . . . . . .      (9.5%)    (5.8%)     (0.2%)    3.3%
                                    ======================================

___________
(1) Includes noninterest bearing checking accounts of $9,610,000

           MANAGEMENT'S DISCUSSION & ANALYSIS

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


   Change in                       Economic           Estimated     Estimated
  Interest Rates                Value of Equity       $ Change      % Change
-----------------------------------------------------------------------------
400 basis point rise              $13,771,000         (19,670,000)   -59%
300 basis point rise               20,502,000         (12,939,000)   -39%
200 basis point rise               25,381,000          (8,060,000)   -24%
100 basis point rise               29,276,000          (4,165,000)   -12%
Base Scenario                      33,441,000                  --
100 basis point decline            36,737,000           3,296,000     10%
200 basis point decline            39,395,000           5,954,000     18%
300 basis point decline            40,338,000           6,897,000     21%
400 basis point decline            42,954,000           9,513,000     28%


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

     At December 31, 1999, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately, $63.7 million which represents 16.8% of deposits and borrowed funds as compared to $56.2 million or 15.7% of deposits and borrowed funds at December 31, 1998. The increase in liquid assets was primarily due to the increase in cash.
Cash was increased at the end of the year in preparation of Y2K.

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

           MANAGEMENT'S DISCUSSION & ANALYSIS

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

     The Company's primary uses of liquidity are to fund loans and to make investments. At December 31, 1999, outstanding off-balance sheet commitments to extend credit totaled $21.5 million, and the undisbursed portion of construction loans was $27.5 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CAPITAL

     Stockholders' equity at December 31, 1999, was $29.3 million, down 7.3% from $31.6 million at December 31, 1998. The reduction in capital is due to the Company's stock repurchase program. In 1999 the Company repurchased 381,789 shares of its common stock at a cost of $4.6 million. Stockholders' equity at December 31, 1999 and December 31, 1998, includes unrealized losses of $320 thousand and unrealized gains of $154 thousand, respectively, net of tax, on securities available for sale marked to estimated fair market value.

     Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 1999, the Bank's ratio of Tier I capital was 7.2%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 1999, the Bank had a ratio of qualifying total capital to risk-weighted assets of 12.0%.

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

     On September 17, 1998, March 25, and October 22, 1999 the Company's Board of Directors approved Stock Repurchase Programs. Each Stock Repurchase Program authorized the Company to repurchase up to 150,000, 152,000 and 138,000 shares, respectively, or approximately 5% of the outstanding shares of common stock at the time of approval. The first purchase was made February 5, 1999. After the most recent purchase on February 4, 2000, there remains approved for repurchase 53,211 common shares.

           MANAGEMENT'S DISCUSSION & ANALYSIS

     On January 27, 2000, the Company's Board of Directors approved a quarterly cash dividend of $.05 per share. The first dividend will be payable on April 15, 2000 to stockholders of record as of April 1, 2000. Any future payment of dividends is dependent on the financial condition, and capital needs of the company, requirements of regulatory agencies, and economic conditions in the marketplace.
     On September 23, 1999, Cooperative Bank's Board of Directors approved a definitive agreement to sell its $8 million deposit branch in Robersonville, North Carolina to Southern Bank and Trust Company of Mount Olive, North Carolina. Due to the deteriorating economic conditions in Robersonville, the Bank's management decided it was no longer feasible to continue in this market area along with the two other banks. Southern Bank is within a city block of the Robersonville branch and the customers of Cooperative can expect the same level of personal service from Southern Bank that they are accustomed to receiving. This transaction should be completed in February 2000.
     During September 1999, Hurricane Floyd struck eastern
North Carolina-changing lives and landscape for many years to come. None of our offices sustained significant damage and, at this point, it appears that losses on loans will be minimal. Management considers the Bank's Reserve for Loan Losses of $1.3 million to be adequate to handle the probable losses without a material effect on the Company's results of operations or its financial position.

           MANAGEMENT'S DISCUSSION & ANALYSIS
      FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     AT DECEMBER 31, 1999 COMPARED TO DECEMBER 31, 1998

FINANCIAL CONDITION

     The Company's total assets increased 5.2% to $410.1 million at December 31, 1999, as compared to $389.8 million at December 31, 1998. The major changes in the assets are as follows: an increase of $6.7 million (76.1%) in cash, an increase of $5.0 million (38.3%) in held to maturity securities, a decrease of $4.0 million (37.8%) in mortgage backed and related securities available for sale, an increase of $13.4 million (4.2%) in loans receivable, and a decrease in foreclosed real estate to $245 thousand from $2.4 million at December 31, 1998. Borrowed funds, retail deposits and available liquid assets funded the increase in assets during the current period. Due to a high loan demand, the Bank sold $40 million in fixed rate loans during the year ended December 31, 1999 and used the funds to reinvest in new loans. Although the Company has concentrated its lending activities on the origination of conventional mortgage loans for the purpose of the construction, financing or refinancing of residential properties, it is becoming more active in the origination of small loans secured by commercial properties. At December 31, 1999, approximately 16.9% of the Company's loan portfolio were loans other than residential properties. With a $3 million (1.1%) increase in retail deposits, an additional $20 million borrowed funds from the Federal Home Loan Bank ("FHLB"), and the sale of $40 million in loans, the Bank had adequate funds to meet its loan demand. Borrowed funds, collateralized through an agreement with the FHLB for advances, are secured by the Bank's investment in FHLB stock and qualifying first mortgage loans. At December 31, 1999, $40.0 million in borrowed funds mature in 1 year and the remaining amount of funds mature in 2 to 5 years. For further information, see Note 8 of Notes to Consolidated Financial Statements.

     The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $1.4 million, or
 .35% of assets, at December 31, 1999, compared to $4.2 million, or 1.08% of assets, at December 31, 1998. The sale and refinancing of three residential lot development loans totaling approximately $3.1 million was the major factor for the decrease in non-performing assets. The Company assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of non-performing assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $1.3 million at December 31, 1999 is adequate to cover probable losses.

RESULTS OF OPERATIONS

     The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans and securities portfolios and interest earning deposits and the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company's operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government, and the policies of regulatory authorities.

NET INCOME

     Net income for the year ended December 31, 1999, increased 12.4% over the previous year to $2.7 million as compared to the previous year of $2.4 million. The increase in net income can be attributed to a 7.4% increase in net interest income, a 4.1% increase in noninterest income, and a 36.4% decrease in provision for loan losses, offset in part by a 7.4% increase in other operating expenses.

           MANAGEMENT'S DISCUSSION & ANALYSIS

INTEREST INCOME

     For the year ended December 31, 1999, interest income was essentially unchanged as compared to the same period a year ago. The average balance of interest-earning assets increased 1.9% while average yield decreased 13 basis points as compared to the same period a year ago. The yield on average interest-earning assets decreased to 7.58% as compared to 7.71% for the same period a year ago. The increase in the average balance of interest-earning assets had a positive effect on interest income while the decrease in the yield on interest-earning assets had a negative effect on interest income.

INTEREST EXPENSE

     Interest expense decreased 4.6% for the year ended
December 31, 1999, as compared to the year ended December 31, 1998. Although there was a 2.0% increase in average interest-bearing liabilities, the decrease in cost was the major factor in causing interest expense to decrease. The cost of interest-bearing liabilities decreased 33 basis points to 4.70% as compared to 5.03% for the same period last year.

NET INTEREST INCOME

     Net interest income for the year ended December 31, 1999, as compared to the same period a year ago, increased 7.4%. During the year ended December 31, 1999, the yield on average interest-earning assets decreased 13 basis points, while the cost of average interest-bearing liabilities decreased 33 basis points as compared to the same period a year ago. The increase in net interest income is principally due to the higher volume of loans (the highest yielding asset) and a decrease in the interest rate paid on deposits. Interest-earning assets increased 1.9% while interest-bearing liabilities increased 2.0%. The net interest rate spread increased to 2.87% as compared to 2.68% for the same period a year ago. The percentage of average interest-earning assets to average interest-bearing liabilities decreased to 107.5% for the year ended December 31, 1999, as compared to 107.6% for the same period in 1998.

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

                                                For The Year Ended
                             ------------------------------------------------------------
                                  DECEMBER 31, 1999                 December 31, 1998
                             ------------------------------  ----------------------------
(DOLLARS IN THOUSANDS)                             AVERAGE                       Average
                               AVERAGE              YIELD/   Average              Yield/
                               BALANCE   INTEREST    COST    Balance   Interest    Cost
                              ---------  --------  --------  --------  --------  --------
Interest-earning assets:
  Securities and other
   interest-earning assets    $ 46,741   $ 2,628    5.62%   $ 55,344   $ 3,107    5.61%
Mortgage-backed and related
  securities                     9,219       547    5.93%     11,725       738    6.29%
Loan portfolio                 319,480    25,274    7.91%    301,412    24,566    8.15%
                              --------   -------            --------   -------
  Total interest-earning
    assets                     375,440    28,449    7.58%    368,481    28,411    7.71%
                                         -------                       -------
Non-interest earning assets     14,540                        13,370
                              --------                      --------
Total assets                  $389,980                      $381,851
                              ========                      ========
Interest-bearing liabilities:
   Deposits                   $292,174    12,838    4.39%   $290,851    13,891   4.78%
   Borrowed funds               57,036     3,584    6.28%     51,506     3,321   6.45%
                              --------   -------            --------   -------
    Total interest-bearing
      liabilities              349,210    16,422    4.70%    342,357    17,212   5.03%
                                         -------                       -------
Non-interest bearing
  liabilities                   10,598                         9,149
                              --------                      --------
    Total liabilities          359,808                       351,506
    Stockholders' equity        30,172                        30,345
                              --------                      --------
Total liabilities and
  stockholders' equity        $389,980                      $381,851
                              ========                      ========
Net interest income                      $12,027                       $11,199
                                         =======                       =======
Interest rate spread                                2.87%                        2.68%
                                                    ====                         ====
Net yield on interest-earning
  assets                                            3.20%                        3.04%

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities                              107.5%                       107.6%
                                                   =====                        =====

                                 For The Year Ended
                             ------------------------------
                                  December 31, 1997
                             ------------------------------
(DOLLARS IN THOUSDANDS)                            Average
                               Average              Yield/
                               Balance   Interest    Cost
                              ---------  --------  --------
Interest-earning assets:
  Securities and other
    interest-earning assets   $ 36,586   $ 2,102    5.75%
Mortgage-backed and related
  securities                    25,954     1,771    6.82%
Loan portfolio                 280,684    22,220    7.92%
                              --------   -------
  Total interest-earning
    assets                     343,224    26,093    7.60%
                                         -------
Non-interest earning assets     10,599
                              --------
Total assets                  $353,823
                              ========

Interest-bearing liabilities:
   Deposits                   $280,152    13,148    4.69%
   Borrowed funds               39,797     2,584    6.49%
                              --------   -------
    Total interest-bearing
      liabilities              319,949    15,732    4.92%
                                         -------
Non-interest bearing
  liabilities                    6,882
                              --------
    Total liabilities          326,831
    Stockholders' equity        26,992
                              --------
Total liabilities and
  stockholders' equity        $353,823
                              ========
Net interest income                      $10,361
                                         =======
Interest rate spread                                2.69%
                                                    ====
Net yield on interest-earning
  assets                                            3.02%

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities                              107.3%
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



                        DECEMBER 31, 1998 VS. DECEMBER 31, 1999  December 31, 1997 vs. December 31, 1998
                                      INCREASE (DECREASE)              Increase (Decrease)
                                             DUE TO                           Due to
                        ______________________________________   _______________________________________
(DOLLARS IN THOUSANDS)
                         VOLUME         RATE          TOTAL       Volume          Rate         Total
                        _______        ______        _________   ________       ________     __________
Interest income:
  Securities and other
   interest-earning
   assets . . . . . . . .$ (484)        $     5       $  (479)    $1,054         $ (49)       $ 1,005
Mortgage-backed and
 related securities . . .  (151)            (40)         (191)      (905)         (128)        (1,033)
Loan portfolio. . . . . . 1,444            (736)          708      1,675           671          2,346
                         ------         -------       --------    ------         -----        --------
    Total interest-
      earning assets. . .   809            (771)           38      1,824           494          2,318
                         ------         -------       --------    ------         -----        --------

Interest expense:
  Deposits. . . . . . . .    63          (1,116)       (1,053)       508           235            743
  Borrowed funds. . . . .   350             (87)          263        755           (18)           737
                         ------         -------       --------    ------         -----        --------
    Total interest-bearing
     liabilities . . . .    413          (1,203)         (790)     1,263           217          1,480
                         ------         -------       --------    ------         -----        --------
Net interest income. . . $  396         $   432       $   828     $  561         $ 277        $   838
                         ======         =======       ========    ======         =====        ========

RESERVE FOR LOAN LOSSES

     The reserve for loan losses increased to $1.3 million as of December 31, 1999, as compared to $1.2 million for the same period a year ago. The Company added $210 thousand to the reserve and had net charge-offs of $82 thousand for the year ended December 31, 1999. The increase in the reserve was necessary due to the 4.2% increase in net loans receivable. At December 31, 1999, the loan loss reserve was 0.39% of net loans as compared to 0.37% for the same period a year ago. Management considers this level to be appropriate based on lending volume, the current level of delinquencies and other non-performing assets, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors.

NONINTEREST INCOME

     During the year ended December 31, 1999, the Bank sold $40 million in fixed rate mortgage loans at a gain of $161,000 as compared to the sale of $14 million at a gain of $270,000 for the same period a year ago. The funds from the loan sales were used in the operation of the Bank to extend credit to home and commercial loan customers. The balance in real estate owned expense represents operating expense and further reduction of the carrying amount of foreclosed real estate owned. For the years 1999 and 1998 the Bank aggressively pursued disposal of the foreclosed real estate owned, thereby incurring various charges in the sales of these properties. Loan fees for the year ended December 31, 1999 as compared to last year increased 5.4% due to an increase in the volume of loans serviced. For the same period, fee income from deposit operations increased 13.3% due to an increase in the volume of checking accounts.

           MANAGEMENT'S DISCUSSION & ANALYSIS

NONINTEREST EXPENSE

     For the year ended December 31, 1999, noninterest expense increased 7.4% as compared to the same period last year. Compensation and related costs increased 6.5% due to normal increases in salaries and benefits, and additional employees needed to handle the 5.2% growth in assets. Occupancy and equipment expense increased 6.4%. This increase can be attributed to additional maintenance necessary to keep the buildings in good repair, depreciation on the new teller/platform system, and depreciation on the new Elizabethtown office. The new teller/platform system and the new Elizabethtown office were put in service during the third quarter of 1998. Advertising increased 10.1% due to a more aggressive advertising campaign. Other operating expense increased 10.7%. This increase can be attributed to costs associated with the processing of a larger volume of transaction accounts and normal increases in other operating costs.

INCOME TAXES

     The effective tax rates for the years ended December 31, 1999 and 1998 approximate the statutory rate after giving effect to nontaxable interest, other permanent tax differences, and adjustments to certain deferred tax liabilities.

            REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors and stockholders
Cooperative Bankshares, Inc.
Wilmington, North Carolina


In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and its subsidiary at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Pricewaterhouse Coopers LLP


Raleigh, North Carolina
January 21, 2000

          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
               December 31, 1999 and 1998

                                                           1999            1998
                                                        ------------   ------------
                               ASSETS
Cash and cash equivalents                               $ 15,592,010  $  8,856,389
Securities:
  Available for sale                                      20,671,572    21,163,133
  Held to maturity (estimated market value
    of $17,114,381 in 1999 and $12,779,690
    in 1998)                                              18,024,581    13,034,264
Mortgage-backed and related securities available
  for sale                                                 6,564,413    10,550,692
Other investments                                          3,755,300     2,828,000
Loans receivable, net                                    334,743,526   321,324,146
Other real estate owned                                      244,626     2,439,158
Accrued interest receivable                                2,471,459     2,286,657
Premises and equipment, net                                6,244,551     6,372,456
Prepaid expenses and other assets                          1,833,807       918,311
                                                        ------------  ------------
                                                        $410,145,845  $389,773,206
                                                        ============  ============

           LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                $304,834,455  $301,656,204
Borrowed funds                                            75,105,567    55,109,439
Escrow deposits                                              349,450       337,474
Accrued interest payable on deposits                          50,945        79,263
Deferred income taxes, net                                   154,798       738,623
Accrued expenses and other liabilities                       307,330       239,053
                                                        ------------  ------------
       Total liabilities                                 380,802,545   358,160,056
                                                        ------------  ------------

Commitments and contingencies (Notes 5, 9 and 17)

Stockholders' equity:
  Preferred stock, $1 par value: 3,000,000 shares
    authorized, no shares issued and outstanding                  --            --
  Common stock, $1 par value: 7,000,000 shares
    authorized, 2,687,919 and 3,046,284
    issued and outstanding                                 2,687,919     3,046,284
  Additional paid-in capital                               2,531,998     6,649,374
  Accumulated other comprehensive income
    (loss), net                                             (320,488)      154,051
  Retained earnings                                       24,443,871    21,763,441
                                                        ------------  ------------
       Total stockholders' equity                         29,343,300    31,613,150
                                                        ------------  ------------
                                                        $410,145,845  $389,773,206
                                                        ============  ============

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF OPERATIONS
        for the years ended December 31, 1999, 1998 and 1997

                                                  1999         1998        1997
                                             ------------  -----------  -----------
Interest income:
  Loans receivable                           $25,274,397   $24,566,039  $22,220,197
  Mortgage-backed and related securities         546,849       737,697    1,771,023
  Securities                                   2,628,162     3,106,807    2,102,462
                                             -----------   -----------  -----------
       Total interest income                  28,449,408    28,410,543   26,093,682
                                             -----------   -----------  -----------
Interest expense:
  Deposits                                    12,837,966    13,891,244   13,148,297
  Borrowed funds                               3,583,825     3,320,583    2,584,143
                                             -----------   -----------  -----------
       Total interest expense                 16,421,791    17,211,827   15,732,440
                                             -----------   -----------  -----------
Net interest income                           12,027,617    11,198,716   10,361,242
Provision for loan losses                        210,000       330,000      153,000
                                             -----------   -----------  -----------
       Net interest income after provision
         for loan losses                      11,817,617    10,868,716   10,208,242
                                             -----------   -----------  -----------
Noninterest income:
  Net gains on sale of loans and mortgage-
    backed and related securities                161,365       269,666       51,026
  Real estate owned expenses and losses          (29,123)      (79,729)     (18,154)
  Loan fees                                      322,146       305,582      262,654
  Deposit and related fees                       778,367       686,950      488,257
  Net gains on sale of securities                    938            --           --
  Other income, net                               (6,085)       (2,671)       6,299
                                             -----------   -----------  -----------
       Total noninterest income                1,227,608     1,179,798      790,082
                                             -----------   -----------  -----------
Other operating expenses:
  Compensation and fringe benefits             4,670,391     4,383,537    4,004,589
  Occupancy and equipment                      1,739,950     1,635,148    1,428,944
  Federal insurance premiums                     176,334       177,588      218,811
  Advertising                                    444,521       403,582      434,454
  Other                                        1,854,008     1,674,719    1,283,858
                                             -----------   -----------  -----------
       Total other operating expenses          8,885,204     8,274,574    7,370,656
                                             -----------   -----------  -----------
Income before income taxes                     4,160,021     3,773,940    3,627,668

Income tax expense                             1,479,591     1,388,705    1,393,930
                                             -----------   -----------  -----------
Net income                                   $ 2,680,430   $ 2,385,235  $ 2,233,738
                                             ===========   ===========  ===========
Net income per share:
  Basic                                      $       .95   $       .79  $       .75
                                             ===========   ===========  ===========
  Diluted                                    $       .90   $       .74  $       .70
                                             ===========   ===========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME for the years ended December 31, 1999, 1998 and 1997

                                                  1999       1998        1997
                                               ------------------------------------
Net income                                     $2,680,430   $2,385,235  $ 2,233,738

Realized gains on available for sale
  securities                                         (938)          --           --
Unrealized gain (loss) on available for
  sale securities                                (776,995)     264,006      627,620
Income tax (expense) benefit relating to
  unrealized gain (loss) on available for
  sale securities                                 303,394     (103,292)    (262,018)
                                               ----------   ----------  -----------
Other comprehensive income (loss)                (474,539)     160,714      365,602
                                               ----------   ----------  -----------
Comprehensive income                           $2,205,891   $2,545,949  $ 2,599,340
                                               ==========   ==========  ===========

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY for the years ended December 31, 1999, 1998 and 1997

                                                                      ACCUMULATED
                                                                         OTHER
                                           ADDITIONAL   UNEARNED     COMPREHENSIVE                   TOTAL
                                 COMMON     PAID-IN       ESOP       INCOME, (LOSS)    RETAINED   STOCKHOLDERS'
                                  STOCK     CAPITAL      SHARES           NET              EARNINGS      EQUITY
                                --------  -----------   --------      ------------     --------   -----------
Balance, December 31,1996       $1,491,698  $6,003,111   $(289,160)     $(372,265)   $18,636,166   $25,469,550

  Two for one stock split,
    in the form of a
    stock dividend               1,491,698           -           -              -     (1,491,698)            -

  Exercise of stock options          1,000       7,679           -              -              -         8,679

  Other comprehensive income
    net of taxes                         -           -           -        365,602              -       365,602

  Release of ESOP shares                 -      11,664     204,336              -              -       216,000

  Net income for year                    -           -           -              -      2,233,738     2,233,738
                                ----------  ----------   ---------      ---------    -----------   -----------
Balance, December 31, 1997       2,984,396   6,022,454     (84,824)        (6,663)    19,378,206    28,293,569

  Exercise of stock options         61,888     501,540           -              -              -       563,428

  Other comprehensive income
    net of taxes                         -           -           -        160,714              -       160,714

  Release of ESOP shares                 -     125,380      84,824              -              -       210,204

  Net income for year                    -           -           -              -      2,385,235     2,385,235
                                ----------  ----------   ---------      ---------    -----------   -----------
Balance, December 31, 1998       3,046,284   6,649,374           -        154,051     21,763,441    31,613,150

  Exercise of stock options         23,424      95,373           -              -              -       118,797

  Repurchase of stock
    (381,789 shares)              (381,789) (4,212,749)          -              -              -    (4,594,538)

  Other comprehensive loss,
    net of taxes                         -           -           -       (474,539)             -      (474,539)

  Net income for year                    -           -           -              -      2,680,430     2,680,430
                                ----------  ----------   ---------      ---------    -----------   -----------
Balance, December 31, 1999      $2,687,919  $2,531,998   $       -      $(320,488)   $24,443,871   $29,343,300
                                ==========  ==========   =========      =========    ===========   ===========


The accompanying notes are an integral part of the consolidated financial statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS
      For the years ended December 31, 1999, 1998 and 1997

                                                     1999       1998          1997
                                                 ----------  -----------   -----------
Operating activities:
  Net income                                     $2,680,430 $  2,385,235   $  2,233,738
  Adjustments to reconcile net income
   to net cash provided by operating activities:
    Net accretion, amortization, and
      depreciation                                  781,906      705,478        591,844
    Net gain on sales of loans and securities      (162,303)    (269,666)       (51,026)
    Benefit from deferred income taxes             (280,431)    (416,469)      (286,101)
    Release of ESOP shares                               --      125,380         11,664
    Loss (gain) on sales of premises and
      equipment                                       7,783        7,483         (3,345)
    Loss on sales of foreclosed real estate          16,974        2,498            725
    Valuation losses on foreclosed real
     estate                                          10,000       62,300         10,653
    Provision for loan losses                       210,000      330,000        153,000
    Changes in assets and liabilities:
        Accrued interest receivable                (184,802)    (114,322)      (254,888)
        Prepaid expenses and other assets          (924,337)    (584,995)     1,109,408
        Accrued interest payable on deposits        (28,318)     (46,892)      (225,140)
        Accrued expenses and other liabilities       68,277      223,135         96,233
                                                -----------  -----------    -----------
          Net cash provided by operating
             activities                           2,195,179    2,409,165      3,386,765
                                                -----------  -----------    -----------
Investing activities:
  Purchases of securities available for sale     (1,999,375) (15,000,000)   (17,000,000)
  Purchases of securities held to maturity       (5,000,000)          --             --
  Proceeds from maturity of securities available
    for sale                                             --   15,000,000      2,000,000
  Proceeds from sale of securities available
    for sale                                      2,000,938           --             --
  Proceeds from sale of mortgage-backed and
    related securities available for sale                --           --     15,038,128
  Proceeds from maturities of securities
    held to maturity                                     --    8,000,000             --
  Proceeds from principal repayments of
    mortgage-backed and related securities
    available for sale                            3,600,089    2,327,315      1,429,317
  Proceeds from sales of loans                   39,923,328   13,998,895     14,028,855
  Loan originations, net of principal
    repayments                                  (51,386,357) (51,092,429)   (38,117,697)
  Proceeds from disposals of foreclosed real
    estate                                          193,452      258,147        387,456
  Purchases of premises and equipment              (544,567)  (2,120,263)      (562,349)
  Proceeds from sales of premises and
    equipment                                           500           --             --
  Net expenditures on foreclosed real estate        (30,880)    (110,139)            --
  Purchases of other investments                   (927,300)    (139,800)      (253,200)
                                                -----------  -----------    -----------
          Net cash used in investing
            activities                          (14,170,172) (28,878,274)   (23,049,490)
                                                -----------  -----------    -----------
Financing activities:
  Net increase in deposits                        3,178,251   12,965,570     10,551,725
  Proceeds from borrowed funds                   52,000,000   15,000,000     25,000,000
  Principal payments on borrowed funds          (32,003,872) (10,031,563)   (10,004,360)
  Proceeds from issuance of common stock            118,797      274,223          8,679
  Purchase and retirement of common stock        (4,594,538)          --             --
  Net change in escrow deposits                      11,976      (90,509)      (192,825)
                                                -----------  -----------    -----------
          Net cash provided by
            financing activities                 18,710,614   18,117,721     25,363,219

Increase (decrease) in cash and cash
  equivalents                                     6,735,621   (8,351,388)     5,700,494
Cash and cash equivalents:
  Beginning of year                               8,856,389   17,207,777     11,507,283
                                                -----------  -----------    -----------
  End of year                                   $15,592,010  $ 8,856,389    $17,207,777
                                                ===========  ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The consolidated financial
     ---------------------
     statements include the accounts and transactions of Cooperative Bankshares, Inc. (the "Company"), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly-owned subsidiary Cooperative Bank for Savings, Inc., SSB, (the "Bank") and its wholly-owned subsidiary CS&L Services, Inc. All significant intercompany transactions have been eliminated.

     Nature of Operations - The Company operates 17 offices
     --------------------
     (including 16 full service branches) in Eastern North Carolina and offers a wide range of banking services including deposits, bank cards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary sources of revenue are its loan and securities portfolios.

     Use of Estimates in the Preparation of Financial
     ------------------------------------------------
     Statements - The preparation of financial statements in
     ----------
     conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications - Certain items included in the 1998
     -----------------
     financial statements have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on the net income or stockholders' equity previously reported.

     Significant Accounting Policies - The significant
     -------------------------------
     accounting policies of the Company are summarized below:

     a.   Cash and Cash Equivalents - Cash and cash equivalents
          -------------------------
          include demand and time deposits (with original maturities of ninety days or less) at other institutions. Interest-bearing deposits aggregated $9,522,187 and $4,250,591 at December 31, 1999 and
          1998, respectively.

          Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 1999, the daily average gross reserve requirement was $619,000.

     b.   Securities and Mortgage-Backed and Related Securities-
          -----------------------------------------------------
          Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net income and reported as other comprehensive income and included as a separate component of stockholders' equity.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          The Company has adopted the provisions of SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" ("SFAS No. 134"), effective January 1, 1999. This Statement amends existing classification and accounting treatment of mortgage-backed securities, retained after mortgage loans held for sale are securitized, for entities engaged in mortgage banking activities. These securities previously were classified and accounted for as trading and now may be classified as held to maturity or available for sale, also. SFAS No. 134 did not have a material effect on the Company's consolidated financial statements.

          Other investments are carried at cost, which approximates market value. Premiums are amortized and discounts are accreted using the effective interest method over the remaining terms of the related securities. Gains and losses on the sales of securities are determined using the specific-identification method and are included in non-interest income at the time of sale.

     c.   Loans Receivable and Allowance for Loan Losses - Loans
          ----------------------------------------------
          receivable are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs and unearned discounts are amortized to interest income over the contractual life of the loan using the interest method.

          The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan"" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. As permitted by the statement, smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

          The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

          The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay. It is possible that such factors in management's evaluations of the adequacy of the allowance for loan losses will change.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     d.   Income Recognition on Impaired and Nonaccrual Loans -
          ---------------------------------------------------
          Loans, including impaired loans, are generally classified as nonaccrual if they are past due for a payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

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

     e.   Transfers and Servicing of Financial Assets - The
          -------------------------------------------
          Company recognizes, as separate assets, rights to service mortgage loans for others. There were no purchases of servicing rights during 1999 or 1998. Fees on loans sold in 1999 and 1998 are considered to adequately compensate the Company, therefore no servicing assets were recorded on those sales.

     f.   Other Real Estate Owned - Other real estate owned is
          -----------------------
          recorded initially at the lower of the loan balance or estimated fair value of the property less estimated costs to sell at the date of foreclosure and subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed.

     g.   Premises and Equipment - Premises and equipment are
          ----------------------
          carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 5 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     h.   Income Taxes - Deferred tax asset and liability
          ------------
          balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

     i.   Comprehensive Income - The Company reports as
          --------------------
          comprehensive income all changes in stockholders' equity during the year from non-owner sources. Other comprehensive income refers to all components
          (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income.

     j.   Segment Information - During the year ended December
          -------------------
          31, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information". The Statement requires that public business enterprises report certain information about operating segments in their annual financial statements and in condensed financial statements of interim periods issued to shareholders. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segment and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

          Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has determined that it has one significant operating segment, the providing of general commercial financial services to customers located in the single geographic area of Eastern North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

          There are no differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and the measurement of segment amounts has not changed for 1999 from prior years.

     k.   New Accounting Pronouncements - The Company will adopt
          -----------------------------
          the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") effective with the fiscal quarter beginning July 1, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized as either assets or liabilities in the statement of financial position and be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and whether or not the derivative is designated as a hedging instrument. SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial statements.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   SECURITIES

     Securities as December 31, 1999 and 1998 are summarized as follows:


                                                      GROSS      GROSS    ESTIMATED
                                        AMORTIZED   UNREALIZED  UNREALIZED  MARKET
                                          COST        GAINS       LOSSES     VALUE
                                        ---------   ----------  ---------- ---------
1999:
   U.S. Government and agency
     securities:
     Held to maturity                  $18,024,581  $     --  $  910,200 $17,114,381
     Available for sale                 21,001,441        --     329,869  20,671,572
                                       -----------  --------  ---------- -----------
                                       $39,026,022  $     --  $1,240,069 $37,785,953
                                       ===========  ========  ========== ===========
1998:
   U.S. Government and agency
     securities:
     Held to maturity                  $13,034,264  $     --    $254,574 $12,779,690
     Available for sale                 21,002,205   174,988      14,060  21,163,133
                                       -----------  --------    -------- -----------
                                       $34,036,469  $174,988    $268,634 $33,942,823
                                       ===========  ========    ======== ===========

     The maturities of securities at December 31, 1999 are summarized as follows:

                                                      ESTIMATED
                                        AMORTIZED       MARKET
                                          COST          VALUE
                                        -----------  -----------
Held to maturity:
     After 3 years through 5 years      $ 8,024,581  $ 7,585,315
     After 5 years through 10 years      10,000,000    9,529,066
                                        -----------  -----------
                     Total              $18,024,581  $17,114,381
                                        ===========  ===========
Available for sale:
     Within 1 year                      $ 5,000,000  $ 4,942,190
     After 1 year through 5 years        16,001,441   15,729,382
                                        -----------  -----------
                                        $21,001,441  $20,671,572
                                        ===========  ===========

     For the three years ended December 31, 1999, the Company had gross realized gains on sale of securities of $938 in 1999, and no gross realized losses in any period.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   MORTGAGE-BACKED AND RELATED SECURITIES

     Mortgage-backed and related securities available for sale at December 31, 1999 and 1998 are summarized as follows:

                                                   GROSS      GROSS    ESTIMATED
                                    AMORTIZED   UNREALIZED  UNREALIZED  MARKET
                                       COST       GAINS       LOSSES     VALUE
                                    ---------   ----------  ---------- ---------
1999:
   GNMA certificates                $ 3,567,845  $     --  $ 81,463    $ 3,486,382
   FNMA certificates                  3,192,090     9,711   123,770      3,078,031
                                    -----------  --------  --------    -----------
            Total                   $ 6,759,935  $  9,711  $205,233    $ 6,564,413
                                    ===========  ========  ========    ===========
1998:
   GNMA certificates                $ 4,936,517  $134,587  $     --    $ 5,071,104
   FNMA certificates                  4,224,080     5,572    57,204      4,172,448
   FHLMC certificates                 1,298,481     8,659        --      1,307,140
                                    -----------  --------  --------    -----------
            Total                   $10,459,078  $148,818  $ 57,204    $10,550,692
                                    ===========  ========  ========    ===========

     During the three years ended December 31, 1999 the Company realized gross gains of $9,375 and gross losses of $9,387 in 1997 on sales of mortgage-backed and related securities.

     Expected maturities for mortgage-backed and related securities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

4.   OTHER INVESTMENTS

     Other investments at December 31, 1999 and 1998 consist of Federal Home Loan Bank of Atlanta ("FHLB") stock. The cost and estimated market value of the FHLB stock was $3,755,300 and $2,828,000 at December
     31, 1999 and 1998, respectively.

     The Company, as member of the Federal Home Loan Bank
     System, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   LOANS RECEIVABLE

     Loans receivable at December 31, 1999 and 1998 are summarized as follows (in thousands):

                                                          1999            1998
                                                      ----------       ---------
Mortgage loans collateralized by real estate:
     1-4 family residential properties                 $204,208        $235,644
     Multi-family residential properties                  5,523           5,575
     Nonresidential properties                            2,215           3,697
     1-4 family residential properties under
         construction                                    23,689          25,244
Installment loans collateralized by real estate:
     1-4 family residential properties                   28,021          18,737
     Multi-family residential properties                  8,771           7,649
     Nonresidential properties                           28,045          12,940
     Multi-family residential properties under
       construction                                      10,166           1,128
     1-4 family residential properties under
       construction                                      22,832           8,810
     Nonresidential properties under construction        15,104          11,735
Consumer loans                                            5,446           5,073
Business loans                                            9,763           4,021
Consumer and business construction loans                    930             964
                                                      ---------        --------
                    Total loans                         364,713         341,217
Less:
     Undisbursed portion of construction loans           27,481          17,499
     Unearned discounts and net deferred fees             1,182           1,216
     Loan loss reserve                                    1,306           1,178
                                                       --------        --------
                    Net loans                          $334,744        $321,324
                                                       ========        ========

     In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below:

     Balance at beginning of year                   $2,461,237
     New loans                                         320,500
     Repayments                                       (711,829)
                                                    ----------
     Balance at end of year                         $2,069,908
                                                    ==========

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Activity in the allowance for loan losses for the years ended December 31, 1999, 1998 and 1997 is summarized as follows:

                                          1999          1998          1997
                                      ----------      --------      --------
Balance at beginning of year          $1,178,242    $  873,802      $807,539
Provision for loan losses                210,000       330,000       153,000
Loans charged-off                        (94,034)      (28,330)      (86,737)
Recoveries                                12,173         2,770            --
                                      ----------    ----------      --------
Balance at end of year                $1,306,381    $1,178,242      $873,802
                                      ==========    ==========      ========


     The following is a summary of nonperforming assets at December 31, 1999 and 1998 (in thousands):

                                                        1999              1998
                                                      -------           -------
Loans 90 days past due and still accruing interest     $  934            $1,765
Nonaccrual loans                                          267                --
Other real estate owned                                   245             2,439
                                                       ------            ------
      Total                                            $1,446            $4,204
                                                       ======            ======

     At December 31, 1999 and 1998, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $194,728 and $0, respectively, with corresponding valuation allowances of $22,609 and $0, respectively. For the years ended December 31, 1999, 1998 and 1997, the average recorded investment in impaired loans was approximately $130,000, $580,000 and $654,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was immaterial.

     In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

     The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December
     31, 1999 and 1998 (in thousands):

                                                         1999             1998
                                                       --------          -------
Undisbursed portion of home equity lines of credit
  collateralized primarily by junior liens on 1-4
  family properties                                    $ 7,593           $ 7,332
Other commitments and credit lines                      11,338             4,577
Fixed-rate mortgage loan commitments                     1,183             4,257
Adjustable-rate mortgage loan commitments                1,369             3,149
                                                       -------           -------
     Total                                             $21,483           $19,315
                                                       =======           =======

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     As commitments may expire unused, the total commitment amount does not necessarily represent future cash requirements.

     The Company, through its normal lending activity, originates and maintains loans which are substantially concentrated in Eastern North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

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

     Mortgage loans serviced for others (previously sold without recourse) approximated $84,128,060, $58,674,064 and
     $65,061,001 at December 31, 1999, 1998 and 1997,
     respectively.

     Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

6.   PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

                                                         1999               1998
                                                      -----------       -----------
Land                                                  $ 1,677,245       $ 1,677,245
Buildngs                                                5,542,243         5,488,561
Leasehold improvements                                    307,994           307,994
Furniture and equipment                                 4,886,268         4,572,363
                                                      -----------       -----------
                                                       12,413,750        12,046,163
Less accumulated depreciation and amortization         (6,169,199)       (5,673,707)
                                                      -----------       -----------
     Premises and equipment, net                      $ 6,244,551       $ 6,372,456
                                                      ===========       ===========

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   DEPOSITS

     Time deposits of $100,000 or more at December 31, 1999 and 1998, are summarized by maturity as follows (in thousands):



                                                         1999             1998
                                                      ---------         ---------
3 months or less                                      $  12,819         $  10,486
Over 3 through 6 months                                  14,656            12,238
Over 6 through 12 months                                 13,741            16,994
Over 12 months                                            7,608             9,367
                                                      ---------         ---------
           Total                                      $  48,824         $  49,085
                                                      =========         =========

     The average balance of, and weighted average rates ("WAR") paid on, deposits for the years ended December 31, 1999, 1998 and 1997 (in thousands) are summarized as follows:

                                 1999               1998
                          ------------------------------------
                          Average             Average
                          Balance     WAR     Balance    WAR
                          -------     ----    --------   ---
NOW accounts              $ 15,394    0.59%   $ 14,117   0.85%
Money market                20,011    3.78%     11,978   3.60%
Savings                     26,088    1.47%     28,714   1.74%
Certificates of deposit    230,681    5.03%    236,042   5.44%
                          --------    ----    --------   ----
   Total                  $292,174    4.39%   $290,851   4.78%
                          ========    ====    ========   ====

     Non-interest bearing deposits totaled $9,610,007 and $7,877,568 at December 31, 1999 and 1998, respectively.

8.   BORROWED FUNDS

     Borrowed funds and the corresponding weighted average rates
     ("WAR") at December 31, 1999 and 1998 are summarized as follows:

                              1999     WAR     1998       WAR
                          -----------  ---   -----------  ---
Advances from FHLB        $75,000,000  6.11% $50,000,000  6.33%
Affordable Housing
  Program advances from
  FHLB                        105,567  3.50%     109,439  3.50%
                          -----------  ----  -----------  ----
           Total          $75,105,567  6.11% $55,109,439  6.33%
                          ===========  ====  ===========  ====

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. This agreement provides for a $92 million line of credit with the FHLB. The maximum month end balances were $75 million, $55 million, and $50 million during the years ended December 31, 1999, 1998 and 1997. Annual principal maturities of Federal Home Bank advances for each of the five years subsequent to December 31, 1999 are as follows:

     2000                                         $ 40,000,000
     2001                                           15,000,000
     2002                                           10,000,000
     2003                                            5,000,000
     2004                                            5,000,000
                                                   -----------
              Total                                $75,000,000
                                                   ===========

     The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.5% and mature at various times between November 2015 and January 2016.

     Interest expense on borrowed funds is summarized as follows:

                                         1999           1998         1997
                                      -----------    ----------    ----------
Advances from FHLB                    $ 3,583,825    $3,320,483    $2,575,273
ESOP loan                                      --           100         8,870
                                      -----------    ----------    ----------
      Total                           $ 3,583,825    $3,320,583    $2,584,143
                                      ===========    ==========    ==========

9.   REGULATORY MATTERS AND CAPITAL REQUIREMENTS

     The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 1999, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank for Savings, Inc. SSB. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

     As of December 31, 1999, the most recent notification from the FDIC categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Company's category.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's actual capital amounts and ratios are also presented in the table below (dollars in thousands):

                                                                    TO BE WELL
                                                                    CAPITALIZED
                                                                   UNDER PROMPT
                                                 FOR CAPITAL        CORRECTIVE
                                ACTUAL        ADEQUACY PURPOSES  ACTION PROVISIONS
                          ----------------    -----------------  -----------------
                          AMOUNT     RATIO    AMOUNT     RATIO    AMOUNT     RATIO
                          ------     -----    ------     -----    ------     -----
As of December 31, 1999:
-----------------------
Total Capital (to Risk
  Weighted Assets)        $30,970     12.0%    $20,608   8.0%     $25,761   10.0%
Tier I Capital (to Risk
  Weighted Assets)         29,664     11.5%     10,304   4.0%      15,456    6.0%
Tier I Capital (to
  Average Assets)          29,664      7.4%     16,074   4.0%      20,092    5.0%
Total Tangible Capital
  (to Total Tangible
  Assets)                  29,343      7.2%     20,507   5.0%      20,507    5.0%

As of December 31, 1998:
-----------------------
Total Capital (to Risk
  Weighted Assets)        $32,637     14.3%    $18,290   8.0%     $22,863   10.0%
Tier I Capital (to Risk
  Weighted Assets)         31,459     13.8%      9,145   4.0%      13,718    6.0%
Tier I Capital (to
  Average Assets)          31,459      8.1%     15,528   4.0%      19,410    5.0%
Total Tangible Capital
  (to Total Tangible
  Assets)                  31,613      8.1%     19,489   5.0%      19,489    5.0%


     A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $3,241,346 at December 31, 1999.

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

10.  BENEFIT PLANS

     The Company participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last ten years of employment.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. There were no contributions required or made to the Plan during 1999, 1998 and 1997.

     The Company maintains a combined ESOP and 401(k) plan (the "KSOP"). Employees are able to contribute up to 15% of their eligible annual compensation to the KSOP subject to Internal Revenue Service limitations. The Company matches employee contributions up to a limit determined annually by the Board of Directors. The match was established by the Board as 6% for 1999 and 1998.

     During the year ended December 31, 1998, the Company matched employee contributions by contributing $85,000 to the KSOP to repay the remaining portion of an ESOP note. This released the remaining 8,774 shares from serving as collateral for the loan. These shares were allocated to the participants according to the plan specifications on December 31, 1998.

     The compensation expense incurred by the Company for these benefit plans, including the effect of the change in the defined benefit plan noted earlier, was $176,038, $366,939 and $232,164 for the years ended December 31, 1999, 1998 and 1997, respectively.

11.   EARNINGS PER SHARE

     The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned ESOP shares) for the years ended December 31, 1999, 1998 and 1997:

                                         1999           1998           1997
                                      ----------     -----------   -----------
Net income(numerator)                 $2,680,430     $ 2,385,235   $ 2,233,738
                                      ==========     ===========   ===========
Shares for basic EPS (denominator)     2,819,846       3,019,413     2,972,686
Dilutive effect of stock options         154,197         186,979       211,611
                                      ----------     -----------   -----------
Adjusted shares for diluted EPS        2,974,043       3,206,392     3,184,297
                                      ==========     ===========   ===========

     For the year ended December 31, 1999, there were 83,204 options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These common stock equivalents have been omitted from the 1999 calculation of diluted earnings per share.

12.  INCOME TAXES

     Income tax expense consists of the following components for the years ended December 31, 1999, 1998 and 1997:

                                         1999            1998        1997
                                      ----------     -----------   --------
Current tax provision                 $1,760,022     $1,805,174    $1,680,031
Deferred tax provision (benefit)        (280,431)      (416,469)     (286,101)
                                      ----------     ----------    ----------
     Total                            $1,479,591     $1,388,705    $1,393,930
                                      ==========     ==========    ==========

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The components of the net deferred tax liability at December 31, 1999 and 1998 are as follows:


                                                       1999         1998
                                                   ----------   ----------
Deferred tax assets:
  Unrealized loss on securities
    available for sale                             $  204,902   $       --
  Allowance for loan losses                           223,127       36,744
  Accrued pension cost                                 46,483           --
                                                   ----------   ----------
      Total                                           474,512       36,744
                                                   ----------   ----------
Deferred tax liabilities:
  Deferred loan fees                                  262,575      360,378
  FHLB stock                                          190,813      209,692
  Excess of book over tax basis of equipment          170,564      106,805
  Unrealized gain on securities available
    for sale                                               --       98,492
  Other                                                 5,358           --
                                                   ----------   ----------
       Total                                          629,310      775,367
                                                   ----------   ----------
       Net deferred tax liability                  $  154,798   $  738,623
                                                   ==========   ==========

     Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                         1999           1998           1997
                                      ----------     -----------   -----------
Income taxes at federal tax rate      $1,414,407    $ 1,283,140   $1,233,407
Increase (decrease) resulting from:
   State income taxes, net of
     federal income tax benefit          108,200         84,619      152,196
   Other                                 (43,016)        20,946        8,327
                                      ----------    -----------   ----------
       Total                          $1,479,591    $ 1,388,705   $1,393,930
                                      ==========    ===========   ==========

     As of December 31, 1999, the Bank's bad debt reserve for federal tax purposes was approximately $5,169,000 which represents the base year amount. A deferred tax liability has not been recognized for the base year amount. If the Bank uses the base year reserve for any reason other than to absorb loan losses, a tax liability could be incurred. It is not anticipated that the reserve will be used for any other purpose.

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

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     Stock options, after giving retroactive effect to stock dividends and splits, are summarized as follows:


                                                    ALL DIRECTORS
                                                     WHO ARE NOT
                                                      EXECUTIVE
                                     ALL OFFICERS     OFFICERS                RESERVED
                                      AS A GROUP     AS A GROUP              FOR FUTURE
                                     (6 PERSONS)    (8 PERSONS)    TOTAL      ISSUANCE
                                     -----------    -----------    ------    -----------
Balance, December 31, 1999           238,554         42,564        281,118     211,000
                                     =======         ======        =======     =======
Balance, December 31, 1998           187,438         38,104        225,542          --
                                     =======         ======        =======     =======
Balance, December 31, 1997           230,726         56,704        287,430          --
                                     =======         ======        =======     =======

     A summary of the status of the Option Plan as of December
     31, 1999, 1998 and 1997, and changes during the years then ended is presented below:

                                                     1999                   1998                 1997
                                             ---------------------   --------------------  -------------------
                                                        WEIGHTED               WEIGHTED              WEIGHTED
                                                         AVERAGE                AVERAGE               AVERAGE
                                                         OPTION                 OPTION                OPTION
                                              NUMBER      PRICE       NUMBER     PRICE      NUMBER     PRICE
                                             --------   ----------   --------  ----------  --------  ---------
Options outstanding beginning of year         225,542    $ 2.96      287,430    $3.28       276,802   $ 3.28
Granted                                        79,000     11.05           --       --        11,628    13.75
Exercised                                     (23,424)     2.21      (61,888)    4.43        (1,000)    1.78
Forfeited                                          --        --           --       --            --       --
                                              -------    ------      -------    -----       -------   ------
Options outstanding, end of year              281,118    $ 5.03      225,542    $2.96       287,430   $ 3.28
                                              =======    ======      =======    =====       =======   ======

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. The Company did not grant any options during the year ended December 31, 1998, therefore, there are no pro forma amounts for that period.

                                                 1999
                                         ---------------------
                                             AS
                                          REPORTED   PRO FORMA
                                         ---------   ---------
Net income                               $2,680,430  $2,513,362
Earnings per common share                $     0.95  $     0.89
Earnings per common share - assuming
  dilution                               $     0.90  $     0.85

                                                 1997
                                         ---------------------
                                             AS
                                          REPORTED   PRO FORMA
                                         ---------   ---------
Net income                               $2,233,738  $2,213,554
Earnings per common share                $     0.75  $     0.74
Earnings per common share - assuming
  dilution                               $     0.70  $     0.70

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1997: dividend yield of 0%, as there has been no regular dividend payment history; expected volatility of 17.8% in 1999 and 7.7% in 1997; risk-free interest rates of 6.25% in 1999 and 5.50% in 1997; and expected lives of 5 years. The weighted average fair values of options granted in 1999 and 1997 were $3.42 and $3.87, respectively.

     The following table summarizes additional information about the Option Plan at December 31, 1999:

                                                             REMAINING
                                                NUMBER      CONTRACTUAL       NUMBER
EXERCISE PRICE                                OUTSTANDING       LIFE        EXERCISABLE
--------------                                -----------    ----------     -----------
$1.78                                           181,066      1.75 years      181,066
$2.67                                             1,424      2.25 years        1,424
$7.50                                            10,000      4.25 years       10,000
$10.50                                            5,424      7.25 years        5,424
$10.94                                            9,000      9.75 years        9,000
$11.06                                           70,000      9.50 years       70,000
$19.50                                            4,204      8.00 years        4,204
                                               --------      ----------      -------
                                                281,118      4.23 years      281,118
                                               ========      ==========      =======

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 is presented below:


CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                          1999       1998
                                      ----------  -----------
Assets:
     Cash                             $       951  $     1,624
     Equity investment in
       subsidiary                      29,342,349   31,602,685
     Deferred organization costs               --        8,841
                                      -----------  -----------
                                      $29,343,300  $31,613,150
                                      ===========  ===========
Liabilities and stockholders' equity:
     Stockholders' equity             $29,343,300  $31,613,150
                                      ===========  ===========

CONDENSED STATEMENTS OF OPERATIONS

                                                     1999         1998        1997
                                                  ----------  -----------  -----------
Dividends from subsidiary                         $   13,906  $    11,938  $    13,709
Equity in income of subsidiary                     2,689,944    2,403,474    2,248,259
Miscellaneous expenses                                23,420       30,177       28,230
                                                  ----------  -----------  -----------
   Net income                                     $2,680,430  $ 2,385,235  $ 2,233,738
                                                  ==========  ===========  ===========
CONDENSED STATEMENTS OF CASH FLOWS
                                                     1999         1998        1997
                                                  ----------  -----------  -----------
Operating Activities:
  Net income                                     $ 2,680,430    $ 2,385,235  $ 2,233,738
  Equity in undistributed earnings of
    subsidiary                                    (2,689,944)    (2,403,474)  (2,248,259)
  Amortization of deferred organization costs          8,841         15,156       15,156
                                                 -----------    -----------  -----------
      Cash flows provided by (used in) operating
        activities                                      (673)        (3,083)         635

Cash and cash equivalents, beginning of year           1,624          4,707        4,072
                                                 -----------    -----------  -----------
Cash and cash equivalents, end of year           $       951    $     1,624  $     4,707
                                                 ===========    ===========  ===========

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  CASH FLOW SUPPLEMENTAL DISCLOSURES

     The following information is supplemental information regarding the cash flows for the years ended December 31, 1999, 1998 and 1997:

                                                     1999          1998          1997
                                                 ------------   ----------   ------------
Cash paid for:
  Interest on deposits and borrowed funds       $ 16,450,109   $ 17,258,719  $ 15,957,580
  Income taxes                                     1,724,000      1,544,000     1,247,000

Summary of noncash investing and financing
  activities:
  Transfer from loans to foreclosed real
    estate                                           330,014         34,000       843,477
  Loans to facilitate the sale of foreclosed
    real estate                                    2,335,000      2,438,023       235,648

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

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          Borrowed Funds
          --------------

          Borrowed funds consist of FHLB borrowings with varying maturities. The fair values of these liabilities are estimated using the discounted values of the contractual cash flows. The discount rate is estimated using the rates currently in effect for similar borrowings.

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

          The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 are as follows (in thousands):

                                                     1999                   1998
                                             ---------------------   --------------------
                                             CARRYING   ESTIMATED    CARRYING  ESTIMATED
                                              AMOUNT    FAIR VALUE    AMOUNT   FAIR VALUE
                                             --------   ----------   --------  ----------
Financial assets:
  Cash and cash equivalents                  $ 15,592   $ 15,592     $  8,856  $  8,856
  Securities:
    Available for sale                         20,672     20,672       21,163    21,163
    Held to maturity                           18,025     17,114       13,034    12,780
  Mortgage-backed and related securities
    available for sale                          6,564      6,564       10,551    10,551
  Loans receivable:
    Gross loans                               336,050    332,266      322,502   322,896
    Allowance for loan losses                  (1,306)    (1,306)      (1,178)   (1,178)
                                             --------   --------     --------  --------
    Loans receivable, net                     334,744    330,960      321,324   321,718

  Other investments                             3,755      3,755        2,828     2,828
                                             --------   --------     --------  --------
          Total                              $399,352   $394,657     $377,756  $377,896
                                             ========   ========     ========  ========
Financial liabilities:
  Deposits                                   $304,834   $297,168     $301,656  $299,383
  Borrowed funds                               75,106     74,645       55,109    56,674
                                             --------   --------     --------  --------
          Total                              $379,940   $371,813     $356,765  $356,057
                                             ========   ========     ========  ========

     The Company's remaining assets and liabilities are not considered financial instruments.

17.  STOCK REPURCHASE PLAN

     The Company's Board of Directors has approved a Stock Repurchase Program authorizing the Company to repurchase up to 440,000 shares of the currently outstanding shares of common stock. During 1999, a total of 381,789 shares were repurchased. An additional 58,211 shares have been authorized for repurchase under the program.

              DIRECTORS, OFFICERS AND OFFICE LOCATIONS

                         BOARD OF DIRECTORS

                  Frederick Willetts, III, Chairman
                  President, Chief Executive Officer
                  Cooperative Bankshares, Inc. and
               Cooperative Bank For Savings, Inc. SSB

Paul G. Burton                            H. T. King, III
President, Burton Steel Company           President, Hanover Iron Works, Inc.

F. Peter Fensel, Jr.                      R. Allen Rippy
President, F. P. Fensel Supply Company    Vice President, Rippy Cadillac Oldsmobile, Inc.


James D. Hundley, M.D.                    O. Richard Wright, Jr.
President, Wilmington Orthopaedic         Attorney, McGougan Wright Worley & Harper
  Group P.A.

         OFFICERS OF COOPERATIVE BANK
Frederick Willetts, III              Chairman, President & Chief Executive Officer
O.C. Burrell, Jr                     Executive Vice President - Chief Operating Officer
Daniel W. Eller                      Senior Vice President - Corporate Secretary
Eric R. Gray                         Senior Vice President - Mortgage Lending
Edward E. Maready                    Senior Vice President - Treasurer
Sandra B. Carr                       Vice President - Retail Banking Operations
Linda B. Garland                     Vice President - Marketing
Raymond A. Martin                    Vice President - Information Services
Carl N. Mathis, Jr.                  Vice President - Appraising
Donna H. Mitchell                    Vice President - Mortgage Operations
Dare C.  Rhodes                      Vice President - Human Resources
Todd L. Sammons                      Vice President - Auditing
Phillip T. Whittington               Vice President - Commercial Lending



                          OFFICE LOCATIONS

           Beaufort                    Morehead City
           Belhaven                    Tabor City
           Corolla                     Wallace
           Elizabethtown               Washington (2)
           Jacksonville (2)            Wilmington (4)
           Kill Devil Hills

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

                       ANNUAL MEETING
The Annual Meeting of Stockholders of Cooperative Bankshares, Inc. will be held at the Four Points Hotel by Sheraton, 5032 Market Street, Wilmington, North Carolina, on April 28, 2000 at 11:00 a.m. All stockholders are cordially invited to attend.

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

                        CAPITAL STOCK
Cooperative's common stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 1999 there were 2,687,919 shares outstanding which were held by 587 stockholders of record. No cash dividends have been paid on the common stock since its issuance. Stock performance for 1999 and 1998 is given in the following table. All prices have been adjusted for the stock dividends as described in the notes to the consolidated financial statements.

                  QUARTERLY COMMON STOCK DATA

                                   1999            1998
                              -----------------------------
QUARTERS ENDED                HIGH      LOW     HIGH    LOW
------------------------------------------------------------
December                      $11.625  $ 9.500 $16.000 $10.000
September                      12.750   10.500  18.000  12.500
June                           13.000    9.875  20.000  17.000
March                          14.000    9.000  24.380  18.000

       [MAP OF COOPERATIVE BANK'S FULL-SERVICE OFFICES
                      APPEARS HERE]