Form 10-K405, Exhibit 13
period 2000-12-31
COOPERATIVE BANKSHARES INC
filed 2001-04-02
CIK 923529

----------------------------------------
                                   COOPERATIVE
                                BANKSHARES, INC.
                    ----------------------------------------
                    Full-Service Banking for the New Century

















                                 Annual Report
                               December 31, 2000

                          COOPERATIVE BANKSHARES, INC.
--------------------------------------------------------------------------------

PROFILE Cooperative Bankshares, Inc., (the "Company") is the parent company of Cooperative Bank For Savings, Inc., SSB (the "Bank"). The Bank is chartered under the laws of the state of North Carolina to engage in general banking business.

                    Through its financial centers, the bank provides a wide range of banking products, including interest-bearing and non interest-bearing checking accounts, certificates of deposit and individual retirement accounts. It offers an array of loan products: overdraft protection; commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. In addition, the Bank also offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

                    Chartered in 1898, the Bank's headquarters is located in Wilmington, North Carolina. Cooperative operates 16 financial centers throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla located on the Outer Banks of North Carolina to Tabor City located on the South Carolina border.

                    The common stock of Cooperative Bankshares, Inc. is traded on the NASDAQ National Market under the symbol "COOP".
--------------------------------------------------------------------------------

MISSION It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers, and to do so while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                    Selected Financial and Other Data......................... 2
                    President's Message....................................... 3
                    Management's Discussion & Analysis........................ 4
                    Independent Auditors' Report............................. 16
                    Consolidated Statements of Financial Condition........... 17
                    Consolidated Statements of Operations.................... 18
                    Consolidated Statements of Comprehensive Income.......... 19
                    Consolidated Statements of Stockholders' Equity.......... 19
                    Consolidated Statements of Cash Flows.................... 20
                    Notes to Consolidated Financial Statements............... 22
                    Directors, Officers, and Financial Center Locations...... 42
                    Corporate Information.................................... 43

                        SELECTED FINANCIAL AND OTHER DATA


                        SELECTED FINANCIAL AND OTHER DATA

AT DECEMBER 31,                                           2000           1999          1998           1997          1996
-------------------------------------------------------------------------------------------------------------------------
                                                                   Dollars in Thousands
Selected Financial Condition Data:
  Assets                                           $   414,728    $   410,146   $   389,773    $   369,121   $   341,300
  Loans, net                                           347,503        334,744       321,324        286,692       263,313
  Securities                                            35,027         45,261        44,749         54,904        55,825
  FHLB stock                                             3,755          3,755         2,825          2,688         2,435
  Deposits                                             327,312        304,834       301,656        288,691       278,139
  Borrowed funds                                        55,101         75,106        55,109         50,226        35,435
  Stockholders' equity                                  30,812         29,343        31,613         28,294        25,470


YEAR ENDED DECEMBER 31,                                   2000           1999          1998           1997          1996
-------------------------------------------------------------------------------------------------------------------------
                                                                   Dollars in Thousands
Selected Operations Data:
  Interest income                                   $   31,709     $   28,449    $   28,411     $   26,093    $   22,793
  Interest expense                                      19,305         16,422        17,212         15,732        13,630
  Net interest income                                   12,404         12,027        11,199         10,361         9,163
  Provision for loan losses                                970            210           330            153           156
  Noninterest income                                     1,670          1,228         1,180            790           570
  Noninterest expenses (1)                              10,193          8,885         8,275          7,370        12,251
  Income (loss) before income taxes                      2,911          4,160         3,774          3,628        (2,674)
  Net income (loss)                                      1,932          2,680         2,385          2,234        (3,250)

-------------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
  Return on average assets                               0.47%          0.69%         0.62%          0.63%       (1.01)%
  Return on average equity                               6.35%          8.88%         7.86%          8.26%      (11.27)%
  Average stockholders' equity to average assets         7.38%          7.74%         7.95%          7.63%         8.89%
  Non-performing assets to total assets                  0.22%          0.35%         1.08%          0.08%         0.02%
  Allowance for loan losses to total loans               0.62%          0.39%         0.35%          0.28%         0.29%
  Dividend payout ratio                                 28.09%             -             -              -             -
Per Share Data:
  Earnings (loss) per:
     Common share - basic                           $     0.71     $     0.95    $     0.79     $     0.75   $    (1.09)
     Common share - diluted                         $     0.69     $     0.90    $     0.74     $     0.70   $    (1.09)
  Cash dividends declared                           $     0.20              -             -              -            -
  Tangible book value                               $    11.35     $    10.92    $    10.38     $     9.48   $     8.54
  Number of common shares outstanding                2,714,610      2,687,919     3,046,284      2,984,396    2,983,396

_________
(1) Includes one time special assessment for deposit insurance of $1.8 million and a charge-off of impaired goodwill of $3.4 million for the year ended December 31, 1996.

                               PRESIDENT'S MESSAGE

     Net income for the year ended December 31, 2000 was $1,931,675, or $.69 per diluted share, including a one-time restructuring charge of $463,572 (after tax) as compared to $2,680,430, or $.90 per diluted share, for the same period in 1999. In addition to the one-time restructuring charge, the Bank also added $970,000 to loan loss reserves for the year ended 2000 compared to $210,000 for the year ended 1999. The decision to increase the loan loss reserve was due to the successful expansion of the commercial loan portfolio, and was not in response to an increase in non-performing assets. Nonperforming assets actually decreased to .22% of assets at December 31, 2000 compared to .35% at the same time a year ago. Total assets at December 31, 2000 were $414.7 million. Stockholders' equity was $30.8 million, or $11.35 per share, and represented 7.43% of assets.

     During the year 174 mortgage loans were originated totaling $22,747,022. In addition, the Retail Banking Department originated 873 commercial and consumer loans in the amount of $52,096,141. We continue to adhere to strict underwriting criteria. At December 31, 2000 loans made by the Retail Banking Department constitute 37.8% of total loans as compared to 35.4% at December 31, 1999. Continued growth in our banking operation favorably impacts our net interest income as these loans generally carry a higher rate of interest than one to four family mortgage loans.

     In October, we installed an ATM in the Tabor City office, bringing full banking service to that community. This brings total ATMs to seven, with three more planned for 2001.

     In January 2000, the Company announced that the Board of Directors had declared its first quarterly cash dividend of $.05 per share payable on April 15, 2000 to stockholders of record as of April 1, 2000. This represented the company's first dividend payment since our conversion to a public company in 1991. Additional quarterly dividends of $.05 per share were declared in the remaining quarters of the year 2000.

     In October the company announced that it had made significant changes in our defined benefit pension plan in a cost cutting effort. As a result of these changes, several of our senior employees were adversely affected by this reduction in benefits. It was, therefore, decided to offer these individuals an early retirement option. Seven individuals chose to take this early retirement benefit including one Branch Manager and three Senior Vice Presidents of the Bank. As a result of this, a one-time charge was taken in the fourth quarter of $463,572 after tax. It is projected, however, that the cost savings effected by these changes will result in pre-tax savings during the year 2001 of approximately $750,000. While each of our retired employees will be missed, I am pleased to report to you that all management positions have been filled internally by individuals who have been with the Bank for an extended period of time and have the complete confidence of the Board of Directors.

     The year 2000 has been a year of change and transition within the company. As we continue to grow and expand our commercial loan portfolio, we will continue to strive to maintain strong underwriting standards. In addition, by paying our first quarterly dividends, the Board and management have demonstrated confidence in our future earnings potential. By adding to our ATM network, we have positioned the Bank to better serve our customers. By taking steps to reduce the cost of our pension as well as our payroll, we have effected cost savings that should bode the company well in the year 2001 and beyond. As a result of these steps taken in the past year, I am very confident about the future of our company. Thank you for your support.

                                    Sincerely yours,
                                    Frederick Willetts, III
                                    President

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

     Chartered in 1898, the Bank's headquarters are located in Wilmington, North Carolina. Cooperative operates 16 financial centers throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border.

     Through its financial centers, the Bank provides a wide range of banking products, including interest-bearing and non interest-bearing checking accounts, certificates of deposit and individual retirements accounts. It offers an array of loan products: overdraft protection, commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. In addition, the Bank also offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

     The common stock of Cooperative Bankshares, Inc. is traded on the NASDAQ National Market under the symbol "COOP".

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

     Cooperative Bank's lending activities have concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. As of December 31, 2000, approximately $291 million, or 83%, of the Bank's loan portfolio consisted of loans secured by residential properties. To a lesser extent, the Bank originates nonresidential real estate loans, home equity line of credit loans, and secured and unsecured consumer and business loans. While continuing to place emphasis on residential mortgage loans, the Bank is taking a more aggressive position in pursuing business lending, and nonresidential real estate lending involving loans secured by small commercial properties with balances generally ranging from $100,000 to $1,000,000. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2000, adjustable rate and fixed rate loans totaled approximately 62% and 38%, respectively, of the Bank's total loan portfolio.

INTEREST RATE SENSITIVITY ANALYSIS

     Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2000, Cooperative had a one-year negative gap position of 1.6%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

     The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.


INTEREST RATE SENSITIVITY ANALYSIS

                                                               Over One         Over Five
                                               One Year         Through          Through         Over Ten
December 31, 2000                               or Less        Five Years       Ten Years          Years          Total
-------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
Interest-earning assets:
     Securities                                $  9,067        $ 20,256          $  5,206        $    498       $ 35,027
     Interest-bearing bank balances              13,994               -                 -               -         13,994
     Federal Home Loan Bank stock                 3,755               -                 -               -          3,755
     Loan portfolio                             202,370         108,733            22,305          14,095        347,503
                                               --------        --------          --------        --------       --------
        Total                                  $229,186        $128,989          $ 27,511        $ 14,593       $400,279
                                               ========        ========          ========        ========       ========

Interest-bearing liabilities:
     Deposits (1)                              $220,939        $ 95,870          $ 10,503        $      -       $327,312
     Borrowed funds                              15,002          30,012            10,017              70         55,101
                                               --------        --------          --------        --------       --------
        Total                                  $235,941        $125,882          $ 20,520        $     70       $382,413
                                               ========        ========          ========        ========       ========

Interest rate sensitivity gap                  $ (6,755)       $  3,107          $  6,991        $ 14,523       $ 17,866
                                               ========        ========          ========        ========       ========

Cumulative interest rate sensitivity gap       $ (6,755)         (3,648)         $  3,343        $ 17,866
                                               ========        ========          ========        ========
Cumulative ratio of
  interest-earning assets to interest-bearing
  liabilities                                      97.1%           99.0%            100.9%          104.7%
                                               ========        ========          ========        ========

Ratio of cumulative gap to total assets            (1.6%)          (0.9%)             0.8%           4.3%
                                               ========        ========          ========        ========
-------------------------------------------------------------------------------------------------------------------------

  (1) Includes noninterest bearing checking accounts of $12,650

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

     One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios as of December 31, 2000.

     Changes in                   Economic          Estimated        Estimated
    Interest Rates            Value of Equity       $ Change         % Change
    --------------------------------------------------------------------------

    400 basis point rise       $15,688,000         (17,460,000)        -53%
    300 basis point rise        21,636,000         (11,512,000)        -35%
    200 basis point rise        26,388,000          (6,760,000)        -20%
    100 basis point rise        29,772,000          (3,376,000)        -10%
    Base Scenario               33,148,000                   -           -
    100 basis point rise        34,187,000           1,039,000           3%
    200 basis point rise        33,089,000             (59,000)          0%
    300 basis point rise        32,600,000            (548,000)         -2%
    400 basis point rise        32,359,000            (789,000)         -2%

     Computation of prospective effects of hypothetical interest rate changes, such as the above computations, are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions management could undertake in response to sudden changes in interest rates.

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

     At December 31, 2000, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $56.3 million which represents 14.7% of deposits and borrowed funds as compared to $63.7 million or 16.8% of deposits and borrowed funds at December 31, 1999. At December 31, 2000, and 1999, the investment portfolio totaled $38.8 million and $49.0 million, respectively, a decrease of $10.2 million or 20.8 percent. In the year 2000 the Bank repositioned its investment portfolio by selling $16.6 million in securities and repurchasing $11 million to improve yield. The remaining funds of $5.6 million from the

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

sales plus the maturity of a $5 million bond were used in the sale of the Bank's Robersonville office and to fund the increase in loans receivable. Management continues to maintain a portfolio of securities with short maturities and call dates, consistent with the Bank's focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain included as a component of shareholders' equity, net of deferred taxes.

     The Company's securities portfolio consists of U.S. Government agency, mortgage-backed and other permissible securities. The Federal Home Loan Mortgage Corporation ("FHLMC") guarantees the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

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

     The Company's primary uses of liquidity are to fund loans and to make investments. At December 31, 2000, outstanding off-balance sheet commitments to extend credit totaled $24.0 million, and the undisbursed portion of construction loans was $15.5 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CAPITAL

     Stockholders' equity at December 31, 2000, was $30.8 million, up $1.5 million, or 5%, from $29.3 million at December 31, 1999. The improved capital position during the year 2000 reflects the impact of earnings retention after the repurchase of 46,385 shares of its common stock at a cost of $480,657 and the declaration of cash dividends for $542,620, or $0.20 per share. Stockholders' equity at December 31, 2000 and December 31, 1999 includes unrealized gains of $30,000 and unrealized losses of $320,000, respectively, net of tax, on securities available for sale.

     On October 22, 1999 the Company's Board of Directors approved a Stock Repurchase Program. The Stock Repurchase Program authorized the Company to repurchase up to 138,000 shares or approximately 5% of the outstanding shares of common stock at the time of approval. As of May 3, 2000 the Company completed the stock repurchase program with the purchase of 46,385 shares, at an average cost of $10.36 per share.

     Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2000, the Bank's leverage capital ratio was 7.47%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At
December 31, 2000, the Bank had a ratio of qualifying total capital to risk-weighted assets of 12.29%.

     The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company currently exceeds all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. For further information, see Note 7 of Notes to Consolidated Financial Statements.

     On December 14, 2000, the Company's Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 16, 2001, to shareholders of record on January 2, 2001. Any future payment of dividends is dependent on the financial condition and capital needs of the company, requirements of regulatory agencies, and economic conditions in the marketplace.
                                       8

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 DECEMBER 31, 2000 COMPARED TO DECEMBER 31, 1999

FINANCIAL CONDITION

     The Company's total assets increased 1.1% to $414.7 million at December 31, 2000, as compared to $410.1 million at December 31, 1999. The major changes in the assets are as follows: an increase of $2.3 million (14.8%) in cash, a decrease of $11.1 million (41.1%) in securities available for sale, an increase of $953,000 (5.3%) in held to maturity securities, an increase of $12.8 million (3.8%) in loans receivable, and a decrease of $574,000 (31.3%) in prepaid expenses and other assets. At December 31, 2000, and 1999, the investment portfolio totaled $38.8 million and $49.0 million, respectively, a decrease of $10.2 million or 20.9 percent. In the year 2000 the Bank repositioned its investment portfolio by selling $16.6 million in securities and repurchasing $11 million to improve yield. The remaining $5.6 million from the sales and the maturity of a $5 million bond were used to fund the increase in loans receivable and the sale of the Bank's Robersonville office. Although the Company has concentrated its lending activities on the origination of loans for the purpose of financing or refinancing residential properties, it is becoming more active in construction, land development, consumer, and business lending.

     The Company's non-performing assets (loans 90 days or more delinquent and foreclosed real estate) were $925,000, or 0.22% of assets, at December 31, 2000, compared to $1.4 million, or 0.35% of assets, at December 31, 1999. The Company assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of non-performing assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. Following a detailed review of the Bank's loan portfolio during the quarter ended March 31, 2000, management authorized an increase of approximately $625,000 in the allowance for loan losses. The decision to increase the allowance for loan losses was considered appropriate in light of the successful expansion in the commercial loan portfolio in recent months and was not in response to any significant increase in non-performing assets. These loans do, however, pose risks that are not characteristic of loans secured by single family residences. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $2.2 million at December 31, 2000 is adequate to cover probable losses inherent in the loan portfolio.

     At December 31, 2000 deposits had increased $22.5 million (7.4%) to $327.3 million as compared to $304.8 million at December 31, 1999. On February 18, 2000, the Bank completed the sale of its $7.1 million deposit branch in Robersonville, North Carolina. Due to deteriorating economic conditions in the area, the Bank's management determined it was no longer feasible to continue in this market area in competition with two other banks. With a new focus management took an aggressive position in replacing the $7.1 million in deposits that were sold and concentrated on gathering certificates of deposits from other areas. Certificates of deposits increased $21.8 million (9.4%) to $252.6 million as compared to $230.8 million at December 31, 1999.

     With the increase in retail deposits, the Bank repaid $20.0 million in borrowed funds. Borrowed funds, collateralized through an agreement with the FHLB for advances, are secured by the Bank's investment in FHLB stock and qualifying first mortgage loans. At December 31, 2000, $15.0 million in borrowed funds mature in 1 year and the remaining amounts mature in 2 to 10 years. For further information, see Note 6 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

     The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans, securities and interest-bearing deposits in other banks offset by the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company's operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government, and the policies of regulatory authorities.

NET INCOME

     Net income decreased 27.9% to $1.9 million for the year 2000, as compared to $2.7 million in 1999 and $2.4 million in 1998. The following analysis of the Bank's results of operations will explain the changes that had an effect on net income for the three years under review.

INTEREST INCOME

     Interest income amounted to $31.7 million during 2000, a $3.3 million (11.4%) increase from 1999 levels, compared to essentially no increase from 1998 to 1999. Interest income growth during 2000 resulted from a higher volume of earning assets with a higher yield. The average balance of interest-earning assets increased 6.1% while the yield increased 38 basis points as compared to the same period a year ago. During 1999, the increase in interest income from a 1.9% increase in the average balance of interest-earning assets was offset by a 13 basis point decrease in the average yield as compared to 1998. The yield on average interest-earning assets for the year 2000 increased to 7.96% as compared to 7.58% for 1999 and 7.71% for 1998.

INTEREST EXPENSE

     Interest expense amounted to $19.3 million during 2000, a $2.9 million (17.6%) increase from 1999 levels, compared to a $790,000 (4.6%) decrease from 1998 to 1999. The increase in interest expense during 2000 resulted from a higher volume of interest-bearing liabilities with an associated higher cost. During 2000, the average balance of interest-bearing liabilities increased 5.6% while the cost increased 53 basis points as compared to 1999. During 1999 the decrease in interest expense, due to a 33 basis point drop in cost, was offset in part by the 2% increase in the average balance of interest-bearing liabilities as compared to 1998. The average cost on interest-bearing liabilities for the year 2000 increased to 5.23% as compared to 4.70% for 1999 and 5.03% for 1998.

NET INTEREST INCOME

     Net interest income totaled $12.4 million during 2000, an increase of $377,000 or 3.1% over 1999, when net interest income was $12.0 million. During 1999, net interest income grew $829,000 or 7.4% over the $11.2 million recorded during 1998. Table 3 analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2000. Table 4 identifies the causes for changes in interest income and interest expense for 2000 and 1999. The interest rate spread was 2.73% for 2000, compared to 2.87% for 1999 and 2.68% for 1998. The net yield on interest-earning assets was 3.11% for 2000 compared to 3.20% for 1999 and 3.04% for 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


                           AVERAGE YIELD/COST ANALYSIS

     The following table contains information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such annualized yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. The average loan portfolio balances include nonaccrual loans.

                                                                        For the year ended
                            ------------------------------------------------------------------------------------------------------
                                    December 31, 2000                    December 31, 1999                  December 31, 1998
                            --------------------------------     ----------------------------    ---------------------------------
(DOLLARS IN THOUSANDS)                               Average                          Average                              Average
                            Average                  Yield/      Average               Yield/    Average                   Yield/
                            Balance     Interest      Cost       Balance    Interest    Cost     Balance     Interest       Cost
                            --------------------------------     ----------------------------    ---------------------------------
ASSETS
Interest-earning assets:
   Securities and other
     interest-earning
     assets                 $ 50,167    $ 2,926      5.83%      $ 46,741    $ 2,628    5.62%     $ 55,344    $ 3,107        5.61%
   Mortgage-backed and
     related securities        1,362         88      6.46%         9,219        547    5.93%       11,725        738        6.29%
   Loan portfolio            346,848     28,695      8.27%       319,480     25,274    7.91%      301,412     24,566        8.15%
                            --------    -------    ------       --------    -------  ------      --------    -------      ------
    Total interest-earning
     assets                  398,377     31,709      7.96%       375,440     28,449    7.58%      368,481     28,411        7.71%
                                        -------                             -------                          -------
Non-interest earning assets   13,423                              14,540                           13,370
                            --------                            --------                         --------
    Total assets            $411,800                            $389,980                         $381,851
                            ========                            ========                         ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing
liabilities:
   Checking with interest   $ 16,085    $    83      0.52%      $ 15,394   $     92    0.60%     $ 14,117    $   120        0.85%
   Savings                    22,923        307      1.34%        26,087        384    1.47%       28,714        500        1.74%
   Money market accounts      19,689        713      3.62%        20,011        756    3.78%       11,977        431        3.60%
   Time deposits             244,682     13,959      5.70%       230,682     11,606    5.03%      236,043     12,840        5.44%
                            --------    -------    ------       --------    -------  ------      --------    -------      ------
    Total interest-bearing
      deposits              $303,379     15,062      4.96%      $292,174     12,838    4.39%      290,851     13,891        4.78%
Borrowed funds                65,470      4,243      6.48         57,036      3,584    6.28%       51,506      3,321        6.45%
                            --------    -------    ------       --------    -------  ------      --------    -------      ------
    Total interest-bearing
      liabilities            368,849    $19,305      5.23%       349,210    $16,422    4.70%      342,357     17,212        5.03%
Demand deposits               10,711                               8,478                            6,571
Other liabilities              1,838                               2,120                            2,578
Stockholders' equity          30,402                              30,172                           30,345
                            --------                            --------                         --------
    Total liabilities
      and stockholders'
      equity                $411,800                            $389,980                         $381,851
                            ========                            ========                         ========
Net interest income                     $12,404                             $12,027                          $11,199
                                        =======                             =======                          =======
Interest rate spread                                 2.73%                             2.87%                                2.68%
                                                   ======                            ======                               ======
Net yield on interest                                3.11%                             3.20%                                3.04%
  -earning assets                                  ======                            ======                               ======

Percentage of average
  interest-earning assets
  to average interest-
  bearing liabilities                              108.0%                            107.5%                               107.6%
                                                   =====                             =====                                =====

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                              RATE/VOLUME ANALYSIS

         The table below provides information regarding changes in interest income and interest expense for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rates (change in rate multiplied by old volume). The changes attributable to changes in rate-volume have been allocated to the other categories based on relative absolute values.

                                   December 31, 1999 vs. December 31, 2000       December 31, 1998 vs. December 31, 1999
                                             Increase (Decrease)                           Increase (Decrease)
                                                    Due to                                       Due to
(DOLLARS IN THOUSANDS)             ---------------------------------------       ----------------------------------------
                                    Volume         Rate            Total         Volume            Rate           Total
                                   ---------------------------------------       ----------------------------------------
Interest income:
   Securities and other
     interest-earning assets         $    198       $   100        $   298       $   (484)        $     5      $   (479)
   Mortgage-backed and related
     securities                          (503)           44           (459)          (151)            (40)         (191)
   Loan portfolio                       2,230         1,191          3,421          1,443            (735)          708
                                     --------       -------        -------       --------         -------      ---------
    Total interest-earning assets       1,925         1,335          3,260            808            (770)           38
                                     --------       -------        -------       --------         -------      ---------

Interest expense:
   Checking with interest                   4           (13)            (9)            10             (38)          (28)
   Savings                                (45)          (32)           (77)           (43)            (73)         (116)
   Money market accounts                  (12)          (31)           (43)           302              22           324
   Time deposits                          733         1,620          2,353           (287)           (947)        (1,234)
   Borrowed funds                         544           115            659            350             (86)           264
    Total interest-bearing
      liabilities                       1,224         1,659          2,883            332          (1,122)          (790)
                                     --------       -------        -------       --------         -------      ---------
Change in net interest income        $    701       $  (324)       $   377       $    476         $   352      $     828
                                     ========       =======        =======       ========         =======      =========

PROVISION FOR LOAN LOSSES
     The provision for loan losses charged to operations was $970,000 during 2000, compared to $210,000 during 1999 and $330,000 during 1998. The provision for 2000 includes an increase of approximately $625,000 made during the first quarter in response to a detailed review of the Bank's loan portfolio.
Management's decision to increase the loan loss reserve was considered appropriate in light of the successful expansion in the commercial loan portfolio and was not in response to any significant increase in non-performing assets. While commercial loans typically earn a higher yield than traditional residential mortgage loans, they do pose an incrementally higher level of credit risk to the Company. A review of the portfolio during the first quarter of 2000 highlighted this trend in the portfolio and prompted management to make this provision. Non-performing assets at December 31, 2000 were $925,000 compared to $1.4 million at

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 1999 and $4.2 million at December 31, 1998. Net charge-offs for 2000 were $117,000 compared to $82,000 during 1999 and $26,000 during 1998. At
December 31, 2000, the allowance for loan losses was 0.62% of net loans as compared to 0.39% for 1999 and 0.37% for 1998. With the additional provision in 2000, net of charge-offs, the allowance for loan losses increased to $2.2 million at December 31, 2000 compared to $1.3 million at December 31, 1999 and $1.2 million at December 31, 1998. Management considers this level to be appropriate based on lending volume, the current level of delinquencies and other non-performing assets, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

NONINTEREST INCOME

     Total noninterest income increased to $1.7 million during 2000, an increase of $413,000 or 32.8%. This compares to $1.3 million during 1999 and 1998. The major components in the year 2000 that had the most impact on noninterest income were the sale of $6.4 million in mortgage-backed securities at a net loss of $287,000 and the sale of the Bank's Robersonville branch office at a gain of $583,000. The funds from the mortgage-backed security sale were used in the sale of the Robersonville branch. Due to deteriorating economic conditions in the area, the Bank's management determined it was no longer feasible to continue in this market area in competition with two other banks. During the year 2000 the Bank sold $45,000 in fixed rate loans at a small gain as compared to the sale of $40 million in 1999 at a gain of $161,000, and the sale of $14 million in 1998 at a gain of $270,000. The funds from the loan sales were used in the operation of the Bank to extend credit to home and commercial loan customers. Service charges and fees on loans increased to $447,000 (38.7%) during the year 2000 as compared to $322,000 (5.4%) for 1999 and $306,000 in 1998. The increase in service charges and fees on loans for 1999 can be attributed to a higher average balance of loans serviced for others while the increase in 2000 can be attributed to fees collected for loan settlement services on loans processed for other lenders. Deposit-related fees increased to $923,000 (18.5%) during the year 2000 as compared to $778,000 (13.3%) for 1999 and $687,000 in 1998. The
increase in deposit-related fees can be attributed to an increase in the volume of checking accounts during the periods under review and a change in the fee structure during the year 2000.

NONINTEREST EXPENSE

     Total noninterest expense was $10.2 million during the year 2000, an increase of $1.3 million or 14.3% from 1999. The major increase in noninterest expense during the year 2000 was due to the increase in cost of the multi-employer defined benefit retirement plan and a one- time offering of a special early retirement benefit to certain employees. With a modification to the defined benefit plan in 1999 and an increase in eligible participants, the Company expensed $304,000 in 2000 as compared to $120,000 in 1999 and no expense in 1998. During the year 2000 the defined benefit plan was changed again which will substantially reduce required contributions going forward. As a result of this change, the Bank offered a special early retirement benefit to certain employees meeting the eligibility requirements, resulting in a one-time charge of $754,000 to compensation and fringe benefits. The 6.5% increase in compensation and fringe benefits for 1999 as compared to 1998 resulted from increased staffing levels and normal increases in salaries, benefits, and incentive-based compensation. The Bank's occupancy and equipment expense was $2.0 million during 2000, an increase of 2.8% as compared to $1.9 million in 1999 and $1.6 million in 1998. The increase in the years 2000 and 1999 can be attributed to additional maintenance necessary to keep the buildings and equipment

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


in good repair, increases in property tax, increases in the cost of data processing services, and normal increases in utility expenses. The decrease of 63.8% in the federal deposit insurance premium during the year 2000 is due to a reduction in the premium. Advertising cost for the year 2000 was $398,000, a decrease of 10.5% as compared to $445,000 in 1999 and $404,000 in 1998. During 1999 the Bank had an aggressive advertising campaign for the promotion of various products. After the initial promotion, the advertising was cut back and the Bank took a more conservative approach to advertising in the year 2000. A more conservative approach was taken with other operating expense that resulted in a reduction of 1.2% during 1999 as compared to 1998. This carried over in the year 2000, and other operating expense was essentially unchanged as compared to 1999.

INCOME TAXES

     The effective tax rates for the years ended December 31, 2000, 1999 and 1998 approximate the statutory rate after giving effect to nontaxable interest and other permanent tax differences.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation, changes in the Company's regulatory environment and the Company's market area generally.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


                             SELECTED QUARTERLY DATA

     The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

                                                2000                                  1999
                               Fourth      Third    Second    First     Fourth    Third   Second   First
----------------------------------------------------------------------  ------------------------------------
                                                           Dollars in Thousands
Selected Quarter-End Balances:
  Assets                       $414,728   $414,720  $420,735  $410,465  $410,146 $ 389,486  $383,843  $  383,160
  Loans, net                    347,503    348,872   351,678   343,222   334,744   321,727   315,152     320,072
  Securities                     35,027     39,829    38,683    38,619    45,261    47,215    43,220      44,021
  FHLB stock                      3,755      3,755     3,755     3,755     3,755     3,005     2,974       3,006
  Deposits                      327,312    319,647   321,167   316,412   304,834   308,077   303,248     298,986
  Borrowed funds                 55,101     63,103    68,104    63,105    75,106    50,107    50,108      52,108
  Stockholders' equity           30,812     30,713    30,021    29,418    29,343    29,615    29,024      30,148

----------------------------------------------------------------------  ------------------------------------------
                                                           Dollars in Thousands
Selected Operations Data:
  Interest income              $  8,064   $  8,060  $  7,925  $  7,660  $  7,352 $   7,053 $   6,963  $    7,081
  Interest expense                5,088      5,005     4,744     4,468     4,262     4,045     3,984       4,131
  Net interest income             2,976      3,055     3,181     3,192     3,090     3,008     2,979       2,950
  Provision for loan losses          90         90        90       700        45        45        45          75
  Noninterest income                410        335       332       593       281       308       296         372
  Noninterest expenses            3,016      2,162     2,359     2,656     2,303     2,208     2,175       2,228
  Income before income taxes        280      1,138     1,064       429     1,023     1,063     1,055       1,019
  Net income                        235        728       695       274       687       679       673         641

----------------------------------------------------------------------  -------------------------------------------

Selected Financial Ratios
  and Other Data:
  Return on average assets         0.23%      0.70%     0.67%     0.27%     0.68%     0.70%     0.70%       0.66%
  Return on average equity         3.01%      9.52%     9.28%     3.66%     9.15%     9.15%     9.07%       8.20%
  Average stockholders'
    equity to average assets       7.56%      7.39%     7.25%     7.33%     7.47%     7.68%     7.77%       8.04%
Per Share Data:
  Earnings per:
     Common share - basic      $   0.08   $   0.27  $   0.26  $   0.10  $   0.24 $    0.25 $    0.24  $     0.22
     Common share - diluted    $   0.08   $   0.26  $   0.25      0.10      0.24      0.23      0.23        0.20
  Cash dividends declared      $   0.05   $   0.05  $   0.05      0.05         -         -         -           -
  Tangible book value          $  11.35   $  11.31  $  11.06     10.86     10.92     10.73     10.52       10.43
  Number of common shares
    outstanding               2,714,610  2,714,610 2,714,110 2,709,078 2,687,919 2,761,168 2,759,344   2,890,496



                            [LETTERHEAD OF KPMG LLP]


                          Independent Auditors' Report

The Board of Directors
Cooperative Bankshares, Inc.

We have audited the accompanying consolidated statement of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Cooperative Bankshares, Inc. and subsidiary as of December 31, 1999 and for the each of the two years then ended were audited by other auditors whose report thereon dated January 21, 2000 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                       /s/ KPMG LLP


January 19, 2001

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 2000 and 1999

                                                 ASSETS                                       2000                     1999
                                                                                          -------------           -------------
Cash and due from banks, noninterest-bearing                                              $   3,904,275               6,069,823
Interest-bearing deposits in other banks                                                     13,994,293               9,522,187
                                                                                          -------------           -------------
          Total cash and cash equivalents                                                    17,898,568              15,592,010

Securities:
    Available for sale (amortized cost of $16,000,677 in 2000
       and $27,761,376 in 1999)                                                              16,049,376              27,235,985
    Held to maturity (estimated market value of $18,553,526
       in 2000 and $17,114,381 in 1999)                                                      18,977,776              18,024,581
FHLB stock                                                                                    3,755,300               3,755,300
Loans                                                                                       349,662,711             336,049,907
    Less allowance for loan losses                                                            2,159,663               1,306,381
                                                                                          -------------           -------------
          Net loans                                                                         347,503,048             334,743,526

Other real estate owned                                                                         234,711                 244,626
Accrued interest receivable                                                                   2,776,404               2,471,459
Premises and equipment, net                                                                   6,272,610               6,244,551
Prepaid expenses and other assets                                                             1,260,232               1,833,807
                                                                                          -------------           -------------
                Total assets                                                              $ 414,728,025             410,145,845
                                                                                          =============           =============

                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                                  $ 327,312,324             304,834,455
Borrowed funds                                                                               55,101,477              75,105,567
Escrow deposits                                                                                 560,775                 349,450
Accrued interest payable                                                                         50,528                  50,945
Accrued expenses and other liabilities                                                          890,742                 462,128
                                                                                          -------------           -------------
          Total liabilities                                                                 383,915,846             380,802,545
                                                                                          -------------           -------------
Commitments and contingencies

Stockholders' equity:
    Preferred stock, $1 par value: 3,000,000 shares authorized,
       no shares issued and outstanding                                                            --                      --
    Common stock, $1 par value: 7,000,000 shares authorized,
       2,714,610 and 2,687,919 issued and outstanding                                         2,714,610               2,687,919
    Additional paid-in capital                                                                2,234,936               2,531,998
    Accumulated other comprehensive income (loss)                                                29,707                (320,488)
    Retained earnings                                                                        25,832,926              24,443,871
                                                                                          -------------           -------------
          Total stockholders' equity                                                         30,812,179              29,343,300
                                                                                          -------------           -------------
                Total liabilities and stockholders' equity                                $ 414,728,025             410,145,845
                                                                                          =============           =============

The accompanying notes are an integral part of these consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS

      For the years ended December 31, 2000, 1999 and 1998

                                                                              2000                 1999                 1998
                                                                           ------------          -----------          -----------
Interest income:
    Loans                                                                  $ 28,694,889           25,274,397           24,566,039
    Securities                                                                2,332,743            2,561,805            3,003,755
    Other                                                                       390,285              379,476              632,669
    Dividends on FHLB stock                                                     291,036              233,730              208,080
                                                                           ------------          -----------          -----------
                Total interest income                                        31,708,953           28,449,408           28,410,543
                                                                           ------------          -----------          -----------
Interest expense:
    Deposits                                                                 15,061,870           12,837,966           13,891,244
    Borrowed funds                                                            4,242,721            3,583,825            3,320,583
                                                                           ------------          -----------          -----------
                Total interest expense                                       19,304,591           16,421,791           17,211,827
                                                                           ------------          -----------          -----------
Net interest income                                                          12,404,362           12,027,617           11,198,716
Provision for loan losses                                                       970,000              210,000              330,000
                                                                           ------------          -----------          -----------
                Net interest income after provision for
                    loan losses                                              11,434,362           11,817,617           10,868,716
                                                                           ------------          -----------          -----------
Noninterest income:
    Gain on sale of loans                                                           245              161,365              269,666
    Net gain (loss) on sale of securities                                      (287,282)                 938                 --
    Service charges and fees on loans                                           446,922              322,146              305,582
    Deposit - related fees                                                      922,737              778,367              686,950
    Gain on sale of branch                                                      582,583                  --                  --
    Other income (loss), net                                                      4,299               (6,085)              (2,671)
                                                                           ------------          -----------          -----------
                Total noninterest income                                      1,669,504            1,256,731            1,259,527
                                                                           ------------          -----------          -----------
Noninterest expenses:
    Compensation and fringe benefits                                          6,046,774            4,670,391            4,383,537
    Occupancy and equipment                                                   1,994,560            1,939,797            1,635,148
    Federal insurance premiums                                                   63,813              176,334              177,588
    Advertising                                                                 397,662              444,521              403,582
    Real estate owned expenses and losses                                        36,031               29,123               79,729
    Other                                                                     1,654,347            1,654,161            1,674,719
                                                                           ------------          -----------          -----------
                Total other operating expenses                               10,193,187            8,914,327            8,354,303
                                                                           ------------          -----------          -----------
Income before income taxes                                                    2,910,679            4,160,021            3,773,940
Income tax expense                                                              979,004            1,479,591            1,388,705
                                                                           ------------          -----------          -----------
Net income                                                                 $  1,931,675            2,680,430            2,385,235
                                                                           ============          ===========          ===========
Net income per share:
    Basic                                                                           .71                  .95                  .79
                                                                           ============          ===========          ===========
    Diluted                                                                         .69                  .90                  .74
                                                                           ============          ===========          ===========
Weighted average common shares outstanding:
    Basic                                                                     2,714,216            2,819,846            3,019,413
                                                                           ============          ===========          ===========
    Diluted                                                                   2,805,611            2,974,043            3,206,392
                                                                           ============          ===========          ===========

The accompanying notes are an integral part of these consolidated financial statements.

         CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

       For the years ended December 31, 2000, 1999 and 1998

                                                                              2000                1999                1998
                                                                          ------------          ----------         -----------
Net income                                                                $  1,931,675           2,680,430           2,385,235
Other comprehensive income (loss):
    Realized (gain) loss on available for sale securities                      287,282                (938)              --
    Tax expense (benefit) on realized gains and losses                        (112,040)                366               --
    Unrealized gain (loss) on available for sale securities                    286,808            (776,995)            264,006
    Tax (expense) benefit on unrealized gains and losses                      (111,855)            303,028            (103,292)
                                                                          ------------          ----------         -----------
                Other comprehensive income (loss)                              350,195            (474,539)            160,714
                                                                          ------------          ----------         -----------
Comprehensive income                                                      $  2,281,870           2,205,891           2,545,949
                                                                          ============          ==========         ===========

The accompanying notes are an integral part of these consolidated financial statements.



      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

   For the years ended December 31, 2000, 1999 and 1998

                                                                                     ACCUMULATED
                                                                                       OTHER
                                                       ADDITIONAL       UNEARNED     COMPREHENSIVE                 TOTAL
                                         COMMON         PAID-IN           ESOP       INCOME (LOSS),  RETAINED    STOCKHOLDERS'
                                         STOCK          CAPITAL          SHARES          NET         EARNINGS       EQUITY
                                        ---------     -----------      ---------    --------------   --------    ------------

Balance, December 31, 1997            $ 2,984,396      6,022,454        (84,824)        (6,663)    19,378,206     28,293,569
    Exercise of stock options              61,888        212,335           --             --             --          274,223
    Tax benefit of stock option
       exercise                              --          289,205           --             --             --          289,205
    Other comprehensive
       income, net  of  taxes                --             --             --          160,714           --          160,714
    Release of ESOP shares                   --          125,380         84,824           --             --          210,204
    Net income for year                      --             --             --             --        2,385,235      2,385,235
                                      -----------    -----------      ---------      ---------    -----------    -----------
Balance, December 31, 1998              3,046,284      6,649,374           --          154,051     21,763,441     31,613,150
    Exercise of stock options              23,424         28,375           --             --             --           51,799
    Tax benefit of stock option
       exercise                              --           66,998           --             --             --           66,998
    Repurchase of stock
       (381,789 shares)                  (381,789)    (4,212,749)          --             --             --       (4,594,538)
    Other comprehensive
       loss, net  of  taxes                  --             --             --         (474,539)          --         (474,539)
    Net income for year                      --             --             --             --        2,680,430      2,680,430
                                      -----------    -----------      ---------      ---------    -----------    -----------
Balance, December 31, 1999              2,687,919      2,531,998           --         (320,488)    24,443,871     29,343,300
    Exercise of stock options              73,076        132,959           --             --             --          206,035
    Tax benefit of stock option
       exercise                              --            4,251           --             --             --            4,251
    Repurchase of stock
       (46,385 shares)                    (46,385)      (434,272)          --             --             --         (480,657)
    Other comprehensive
       income, net  of  taxes                --             --             --          350,195           --          350,195
    Net income for year                      --             --             --             --        1,931,675      1,931,675
    Cash dividends ($.20 per share)          --             --             --             --         (542,620)      (542,620)
                                      -----------    -----------      ---------      ---------    -----------    -----------
Balance, December 31, 2000            $ 2,714,610      2,234,936           --           29,707     25,832,926     30,812,179
                                      ===========    ===========      =========      =========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS

      For the years ended December 31, 2000, 1999 and 1998

                                                                 2000            1999            1998
                                                            ------------    ------------    ------------
Net income                                                  $  1,931,675       2,680,430       2,385,235
Adjustments to reconcile net income to net cash
    provided by operating activities:
       Net accretion and amortization                             15,085         117,717          92,952
       Depreciation                                              639,291         664,189         612,526
       Net (gain) loss on sale of securities                     287,282            (938)           --
       Gain on sale of loans                                        (245)       (161,365)       (269,666)
       Benefit from deferred income taxes                       (695,383)       (280,431)       (416,469)
       Release of ESOP shares                                       --              --           125,380
       Loss (gain) on sales of premises and  equipment              (130)          7,783           7,483
       Gain on sale of branch office                            (582,583)           --              --
       Loss on sales of foreclosed real estate                    22,681          16,974           2,498
       Valuation losses on foreclosed real estate                   --            10,000          62,300
       Provision for loan losses                                 970,000         210,000         330,000
       Proceeds from sales of loans                               44,560      39,923,328      13,998,895
       Changes in assets and liabilities:
          Accrued interest receivable                           (309,675)       (184,802)       (114,322)
          Prepaid expenses and other assets                      890,265        (924,337)       (584,995)
          Accrued interest payable                               (26,196)        (28,318)        (46,892)
          Accrued expenses and other liabilities                 496,507         135,275         223,135
                                                            ------------    ------------    ------------
            Net cash provided by operating activities          3,683,134      42,185,505      16,408,060
                                                            ------------    ------------    ------------
Purchases of securities available for sale                   (10,000,000)     (1,999,375)    (15,000,000)
Purchases of securities held to maturity                        (986,604)     (5,000,000)           --
Proceeds from maturity of securities available for sale        5,000,000            --        15,000,000
Proceeds from sale of securities available for sale           16,277,957       2,000,938            --
Proceeds from maturities of securities held to maturity             --              --         8,000,000
Proceeds from maturities of securities available for sale        213,783       3,600,089       2,327,315
Loan originations, net of principal repayments               (15,451,318)    (51,386,357)    (51,092,429)
Proceeds from disposals of foreclosed real estate                353,420         193,452         258,147
Purchases of premises and equipment                             (789,299)       (544,567)     (2,120,263)
Proceeds from sales of premises and equipment                     68,154             500            --
Net cash paid related to sale of branch office                (5,156,761)           --              --
Net expenditures on foreclosed real estate                       (14,985)        (30,880)       (110,139)
Purchases of FHLB stock                                             --          (927,300)       (139,800)
                                                            ------------    ------------    ------------
            Net cash used in investing activities            (10,485,653)    (54,093,500)    (42,877,169)
                                                            ------------    ------------    ------------
Net increase in deposits                                      29,576,608       3,178,251      12,965,570
Proceeds from borrowed funds                                  61,000,000      52,000,000      15,000,000
Principal payments on borrowed funds                         (81,004,090)    (32,003,872)    (10,031,563)
Proceeds from issuance of common stock                           206,035          51,799         274,223
Purchase and retirement of common stock                         (480,657)     (4,594,538)           --
Dividends paid                                                  (406,890)           --              --
Net change in escrow deposits                                    218,071          11,976         (90,509)
                                                            ------------    ------------    ------------
            Net cash provided by financing activities          9,109,077      18,643,616      18,117,721
                                                            ------------    ------------    ------------
Increase (decrease) in cash and cash equivalents               2,306,558       6,735,621      (8,351,388)
Cash and cash equivalents:
    Beginning of year                                         15,592,010       8,856,389      17,207,777
                                                            ------------    ------------    ------------
    End of year                                             $ 17,898,568      15,592,010       8,856,389
                                                            ============    ============    ============

                                                                                             (Continued)

              CONSOLIDATED STATEMENTS OF CASH FLOWS

      For the years ended December 31, 2000, 1999 and 1998

                                                                             2000                  1999                  1998
                                                                          ------------           -----------           -----------
Cash paid for:
    Interest                                                              $ 19,305,008            16,450,109            17,258,719
    Income taxes                                                             1,739,500             1,724,000             1,544,000

Summary of noncash investing and financing activities:
    Transfer from loans to foreclosed real estate                              351,201               330,014                34,000
    Loans to facilitate the sale of foreclosed
       real estate                                                                --               2,355,000             2,438,023
    Unrealized gains (losses) on securities available
       for sale, net of taxes                                                  350,195              (474,539)              160,714


The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




(1)    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the "Company"), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly-owned subsidiary Cooperative Bank for Savings, Inc., SSB, (the "Bank") and the Bank's wholly-owned subsidiary CS&L Services, Inc. All significant intercompany transactions have been eliminated.

       NATURE OF OPERATIONS

       The Company operates 16 offices (including 15 full service branches) in Eastern North Carolina and offers a wide range of banking services including deposits, bank cards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary source of revenue is interest income from its loan and securities portfolios.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

       RECLASSIFICATIONS

       Certain items included in prior years' financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on the net income or stockholders' equity as previously reported.

       SIGNIFICANT ACCOUNTING POLICIES

       The significant accounting policies of the Company are summarized below:

       (a)    CASH AND CASH EQUIVALENTS

              Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions.

              Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2000, the daily average gross reserve requirement was $656,000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       (b)    SECURITIES

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

       (c)    FHLB STOCK

              The Company, as a member of the Federal Home Loan Bank ("FHLB") System, is required to maintain an investment in capital stock of the FHLB of Atlanta in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value. The FHLB stock is carried at cost.

       (d)    LOANS AND ALLOWANCE FOR LOAN LOSSES

              Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs and unearned discounts are amortized to interest income over the contractual life of the loan using the interest method.

              The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. As permitted by the statement, smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



              The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

              The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay. It is possible that such factors in management's evaluations of the adequacy of the allowance for loan losses will change. Thus, future additions to the allowance may be necessary based on the impact of changes in economic conditions.

              Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

       (e)    INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

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

              While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       (f)    TRANSFERS AND SERVICING OF FINANCIAL ASSETS

              There were no loan sales in 2000 with retained servicing rights. Fees on loans sold in 1999 and 1998 are considered to adequately compensate the Company; therefore, no servicing assets were recorded on those sales.

              Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

       (g)    OTHER REAL ESTATE OWNED

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

       (h)    PREMISES AND EQUIPMENT

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

       (i)    INCOME TAXES

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

       (j)    COMPREHENSIVE INCOME

              The Company reports as comprehensive income all changes in stockholders' equity during the year from non-owner sources. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company's only component of other comprehensive income is unrealized gains and losses on securities available for sale.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (k)    SEGMENT INFORMATION

              SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public business enterprises report certain information about operating segments. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segments and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

              The Company has determined that it operates primarily in one operating segment, the providing of general commercial financial services to customers located in the single geographic area of Eastern North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

       (l)    NEW ACCOUNTING PRONOUNCEMENTS

              On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement is effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted, as amended by SFAS No. 137. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. On January 1, 2001, the Company transferred held-to-maturity investment securities with an amortized cost of approximately $5,978,000 to the available-for-sale category at fair value as allowed by SFAS No.
              133. The unrealized loss at the time of transfer was approximately $32,000 before tax. Such transfers from the held-to-maturity category at the date of initial adoption shall not call into question the Company's intent to hold other debt securities to maturity in the future. The Company does not engage in any hedging activities, and, other than the aforementioned transfer of securities, the adoption of the statement had no impact on the Company.

              The Financial Accounting Standards Board has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions with reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This Statement is not expected to materially impact the Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(2)    SECURITIES

       Securities as of December 31, 2000 and 1999 are summarized as follows:

                                                                   GROSS              GROSS          ESTIMATED
                                                AMORTIZED        UNREALIZED         UNREALIZED        MARKET
                                                  COST             GAINS              LOSSES          VALUE
                                              --------------    -------------     -------------    --------------
       2000:
         Securities available for sale:
            U.S. Government and
              agency securities               $  16,000,677           52,449             3,750        16,049,376
                                              ==============    =============     =============    ==============

         Securities held to maturity:
            U.S. Government and
              agency securities               $  18,014,900               --           447,085        17,567,815
            Mortgage-backed
                securities                          962,876           22,835                --           985,711
                                              --------------    -------------     -------------    --------------
                  Total                       $  18,977,776           22,835           447,085        18,553,526
                                              ==============    =============     =============    ==============

       1999:
         Securities available for sale:
            U.S. Government
              and agency securities           $  21,001,441               --           329,869        20,671,572
            Mortgage-backed
                securities                        6,759,935            9,711           205,233         6,564,413
                                              --------------    -------------     -------------    --------------
                  Total                       $  27,761,376            9,711           535,102        27,235,985
                                              ==============    =============     =============    ==============

         Securities held to
            maturity:
              U.S. Government and
                 agency securities            $  18,024,581               --           910,200        17,114,381
                                              ==============    =============     =============    ==============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       The maturities of securities at December 31, 2000 are summarized as follows:

                                                                                                   ESTIMATED
                                                                               AMORTIZED             MARKET
                                                                                  COST               VALUE
                                                                             ---------------    -----------------

        Held to maturity:
          After 1 year through 5 years                                       $  13,014,900         12,680,940
          After 5 years through 10 years                                         5,000,000          4,886,875
          Mortgage-backed securities                                               962,876            985,711
                                                                             ---------------    -----------------
                                                                             $  18,977,776         18,553,526
                                                                             ===============    =================
        Available for sale:
          Within 1 year                                                      $   4,000,677          4,009,376
          After 1 year through 5 years                                          12,000,000         12,040,000
                                                                             ---------------    -----------------
                                                                             $  16,000,677         16,049,376
                                                                             ===============    =================

       Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

       For the three years ended December 31, 2000, the Company had gross realized gains of $4,697 and gross realized losses of $291,979 in 2000, and gross realized gains of $938 in 1999, and no realized gains or losses in 1998.

       Investment securities having an aggregate carrying value of $5,000,000 at December 31, 2000 were pledged to secure public funds on deposit.

(3)    LOANS

       Loans at December 31, 2000 and 1999 are summarized as follows (in thousands):

                                                                                2000                1999
                                                                             ------------       --------------
        Real estate:
          Construction and land development                                  $      37,542            1,497
          Mortgage:
             1-4 family residential                                                234,383          253,857
             Multi-family residential                                               17,081           17,166
             Commercial                                                             31,300           38,765
             Equity line                                                            11,954            9,772
             Other                                                                     174               78
                                                                             ---------------    ---------------
                 Total real estate loans                                           332,434          321,135

        Commercial, industrial and agricultural                                     10,970           10,653
        Consumer                                                                     7,236            5,443
                                                                             ---------------    ---------------
                 Total gross loans                                                 350,640          337,231

        Less:
          Unearned discounts and net deferred fees                                     977            1,182
          Allowance for loan losses                                                  2,160            1,306
                                                                             ---------------    ---------------

                 Net loans                                                   $     347,503          334,743
                                                                             ===============    ===============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2000:

        Balance at beginning of year                           $    2,069,908
        New loans                                                   1,352,288
        Repayments                                                    (86,196)
                                                               --------------
        Balance at end of year                                 $    3,336,000
                                                               ==============


       Activity in the allowance for loan losses for the years ended December 31, 2000, 1999 and 1998 is summarized as follows:

                                                               2000               1999               1998
                                                          ---------------    ---------------    ----------------

        Balance at beginning of year                      $   1,306,381          1,178,242            873,802
        Provision for loan losses                               970,000            210,000            330,000
        Loans charged-off                                      (146,474)           (94,034)           (28,330)
        Recoveries                                               29,756             12,173              2,770
                                                          ---------------    ---------------    ----------------
        Balance at end of year                            $   2,159,663          1,306,381          1,178,242
                                                          ===============    ===============    ================


         The following is a summary of nonperforming assets at December 31, 2000 and 1999 (in thousands):

                                                                                  2000                1999
                                                                             ---------------      --------------

        Loans 90 days past due and still accruing interest                   $         358                934
        Nonaccrual loans                                                               333                267
        Other real estate owned                                                        234                245
                                                                             ---------------      --------------
               Total                                                         $         925              1,446
                                                                             ===============      ==============

       At December 31, 2000 and 1999, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $332,779 and $194,728, respectively, with corresponding valuation allowances of $0 and $22,609, respectively. For the years ended December 31, 2000, 1999 and 1998, the average recorded investment in impaired loans was approximately $204,000, $130,000 and $580,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

       In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 2000 and 1999 (in thousands):

                                                                                  2000                1999
                                                                             ---------------      --------------
        Undisbursed portion of home equity lines of credit
          collateralized primarily by junior liens on
          1-4 family properties                                              $      10,475              7,593
        Other commitments and credit lines                                          12,233             11,338
        Fixed-rate mortgage loan commitments                                           100              1,183
        Adjustable-rate mortgage loan commitments                                    1,158              1,369
                                                                             ---------------      ---------------
                 Total                                                       $      23,966             21,483
                                                                             ===============      ===============

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

       Mortgage loans serviced for others approximated $74,140,415, $84,128,060 and $58,674,064 at December 31, 2000, 1999 and 1998, respectively.

(4)    PREMISES AND EQUIPMENT

       Premises and equipment at December 31, 2000 and 1999 are summarized as follows:

                                                                                  2000                1999
                                                                             ---------------    -----------------
        Land                                                                 $   1,983,684          1,677,245
        Buildings                                                                5,460,049          5,542,243
        Leasehold improvements                                                     307,994            307,994
        Furniture and equipment                                                  5,086,359          4,886,268
                                                                             ---------------    -----------------
                                                                                12,838,086         12,413,750
        Less accumulated depreciation and amortization                          (6,565,476)        (6,169,199)
                                                                             ---------------    -----------------
                 Premises and equipment, net                                 $   6,272,610          6,244,551
                                                                             ===============    =================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(5)    DEPOSITS

       Deposits at December 31, 2000 and 1999, are summarized as follows (in thousands):

                                                      2000                 1999
                                                  --------------       --------------

       Demand                                     $      12,650             9,610
       Checking with interest                            18,474            18,167
       Money market accounts                             22,236            21,110
       Savings                                           21,363            25,136
       Time deposits of $100 or more                     63,020            48,824
       Other time deposits                              189,569           181,987
                                                  --------------       --------------
              Total                               $     327,312           304,834
                                                  ==============       ==============

(6)    BORROWED FUNDS

       Borrowed funds and the corresponding weighted average rates ("WAR") at December 31, 2000 and 1999 are summarized as follows:

                                                    2000              WAR               1999             WAR
                                               ---------------    -------------     -------------    ---------------

       Advances from FHLB                       $ 55,000,000          6.23%         $ 75,000,000        6.11%
       Affordable Housing Program
          Advances from FHLB                         101,477          3.50%              105,567        3.50%
                                                --------------                      -------------
              Total                             $ 55,101,477                        $ 75,105,567
                                                ==============                      =============

       Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. This agreement with the FHLB provides for a line of credit up to 25% of the Bank's assets. The maximum month end balances were $75 million, $75 million, and $55 million during the years ended December 31, 2000, 1999 and 1998. Annual principal maturities of Federal Home Bank advances for the years subsequent to December 31, 2000 are as follows:

                                   2001                       $   15,000,000
                                   2002                           15,000,000
                                   2003                           10,000,000
                                   2004                            5,000,000
                                   2010                           10,000,000
                                                              ----------------
                                                              $   55,000,000
                                                              ================

       The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.5% and mature at various times between November 2015 and January 2016.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Interest expense on borrowed funds is summarized as follows:

                                                               2000               1999                1998
                                                          ---------------    ---------------    ---------------

        Advances from FHLB                                $   4,242,721          3,583,825          3,320,483
        ESOP loan                                                    --                 --                100
                                                          ---------------    ---------------    ---------------
               Total                                      $   4,242,721          3,583,825          3,320,583
                                                          ===============    ===============    ===============

(7)    REGULATORY MATTERS AND CAPITAL REQUIREMENTS

       The  Company  is  subject  to  various  regulatory  capital  requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2000, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank for Savings, Inc. SSB. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

       As of December 31, 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

       The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

                                                                                             MINIMUM RATIO TO
                                                                                              MAINTAIN WELL-
                                                                                            CAPITALIZED STATUS
                                                                                      --------------------------------
                                                      2000              1999              2000              1999
                                                  --------------    -------------     -------------    ---------------
       Risk-based capital:
         Tier I capital                             $    30,781        29,663
         Total capital                                   32,941        30,969
         Risk-adjusted assets                           268,061       257,606
         Quarterly average tangible
           assets                                       412,312       402,166

       Tier I capital ratio                               11.48%        11.51%            6.00%              6.00%
       Total capital ratio                                12.29%        12.02%           10.00%             10.00%
       Leverage capital ratio                              7.47%         7.38%            5.00%              5.00%


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $2,788,012 at December 31, 2000.

       The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Savings Institutions Administrator ("N.C. Administrator").

(8)    BENEFIT PLANS

       The Company participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the "Plan") covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last ten years of employment.

       Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. Expenses related to this Plan were $303,803 and $120,361 for the years 2000 and 1999, respectively. There was no expense for 1998.

       During 2000, the Company made certain changes to its defined benefit plan. As a result of these changes, three executives of the Company decided to take early retirement. The Company established a deferred compensation plan for these executives, which resulted in a pre-tax charge of approximately $686,000.

       The  Company  maintains  a combined  ESOP and 401(k)  plan (the  "KSOP").
       Employees are able to contribute up to 15% of their eligible annual compensation to the KSOP subject to Internal Revenue Service limitations. The Company matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2000 and 100% of the first 6% for 1999 and 1998.

       During the year ended December 31, 1998, the Company matched employee contributions by contributing $85,000 to the KSOP to repay the remaining portion of an ESOP note. This released the remaining 8,774 shares from serving as collateral for the loan. These shares were allocated to the participants according to the plan specifications on December 31, 1998.

       The compensation expense incurred by the Company for the KSOP was $107,784, $175,638 and $339,590 for the years ended December 31, 2000,
       1999 and 1998, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(9)    EARNINGS PER SHARE

       The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding (less unearned ESOP shares) for the years ended December 31, 2000, 1999 and 1998:

                                                              2000               1999                1998
                                                         ---------------    ---------------    -----------------

       Net income (numerator)                            $   1,931,675          2,680,430          2,385,235
                                                         ===============    ===============    =================

       Shares for basic EPS (denominator)                    2,714,216          2,819,846          3,019,413
       Dilutive effect of stock options                         91,395            154,197            186,979
                                                         ---------------    ---------------    -----------------
       Shares for diluted EPS (denominator)                  2,805,611          2,974,043          3,206,392
                                                         ===============    ===============    =================

       For the year ended December 31, 2000, there were 114,043 options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the 2000 calculation of the dilutive effect of stock options.

(10)   INCOME TAXES

       Income tax expense consists of the following components for the years ended December 31, 2000, 1999 and 1998:

                                                               2000               1999                1998
                                                          ---------------    ---------------    -----------------

        Current tax expense                                   1,674,387          1,760,022          1,805,174
        Deferred tax expense (benefit)                         (695,383)          (280,431)          (416,469)
                                                          ---------------    ---------------    -----------------
               Total tax expense                          $     979,004          1,479,591          1,388,705
                                                          ===============    ===============    =================

       For the year ended December 31, 2000, current tax expense consisted of $1,525,540 in federal tax expense and $148,847 in state tax expense. Deferred tax benefit for the year ended December 31, 2000, consisted of $570,120 in federal tax benefit and $125,263 in state tax benefit.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       The components of the net deferred tax asset (liability) at December 31, 2000 and 1999 are as follows:

                                                                                  2000                1999
                                                                             ---------------    -----------------
        Deferred tax assets:
          Unrealized loss on securities available for sale                   $          --            204,902
          Allowance for loan losses                                                693,368            223,127
          Accrued pension cost                                                     264,315             46,483
                                                                             ---------------    -----------------
               Total                                                               957,683            474,512
                                                                             ---------------    -----------------

        Deferred tax liabilities:
          Deferred loan fees                                                       220,418            262,575
          FHLB stock                                                               190,467            190,813
          Excess of book over tax basis of equipment                               208,930            170,564
          Unrealized gain on securities available for sale                          18,992                 --
          Other                                                                      2,186              5,358
                                                                             ---------------    -----------------
               Total                                                               640,993            629,310
                                                                             ---------------    -----------------

               Net deferred tax asset (liability)                        $         316,690           (154,798)
                                                                             ===============    =================

       The Company has no valuation allowance at December 31, 2000 or 1999 because management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

       Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                               2000               1999                1998
                                                          ---------------    ---------------    -----------------
        Income taxes at federal tax rate                  $     989,631          1,414,407          1,283,140
        Increase (decrease) resulting from:
          State income taxes, net of federal
             income tax benefit                                  15,565            108,200             84,619
          Other                                                 (26,192)           (43,016)            20,946
                                                          ---------------    ---------------    -----------------
               Total                                      $     979,004          1,479,591          1,388,705
                                                          ===============    ===============    =================

       Retained earnings at December 31, 2000 and 1999 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank's stock.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(11)   STOCK OPTION PLAN

       The Company has a Stock Option Plan (the "Option Plan") for selected employees of the Company and for nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

       The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested and exercisable upon being granted.

       A summary of the status of the Option Plan as of December 31, 2000, 1999 and 1998, and changes during the years then ended is presented below:

                                           2000                              1999                          1998
                              --------------------------------    ---------------------------    --------------------------
                                                 WEIGHTED                       WEIGHTED                        WEIGHTED
                                                 AVERAGE                         AVERAGE                        AVERAGE
                                                  OPTION                         OPTION                          OPTION
                                NUMBER            PRICE           NUMBER          PRICE        NUMBER            PRICE
                              ------------     -------------    -----------    ------------    -----------    -------------
       Options out-
          standing,
          beginning of
          year                    281,118       $    5.03       225,542       $   2.96        287,430          $  3.28

       Granted                     38,415           10.58       79,000           11.05             --               --

       Exercised                  (73,076)           2.82      (23,424)           2.21        (61,888)            4.43

       Forfeited                      --               --           --              --             --              --
                              ------------      ----------    ---------       ---------    -----------         --------

       Options out-
          standing,
          end of year             246,457       $    6.85      281,118        $   5.03        225,542          $  2.96
                              ============      ==========    =========       =========    ===========         ========

       On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. The Company did not grant any options during the year ended December 31, 1998; therefore, there are no pro forma amounts for that period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                            2000                                 1999
                                              ---------------------------------     --------------------------------
                                                    AS                                   AS
                                                 REPORTED          PRO FORMA          REPORTED         PRO FORMA
                                              ---------------    --------------     -------------    ---------------

       Net income                             $   1,931,675         1,884,770           2,680,430        2,513,362
       Net income per share -
          basic                                         .71               .69                 .95              .89
       Net income per share -
          diluted                                       .69               .67                 .90              .85

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000 and 1999. The weighted average fair values of options granted in 2000 and 1999 were $1.85 and $3.42, respectively.

                                                              2000               1999
                                                         ---------------    ---------------

                  Risk-free interest rate                     6.00%             6.25%
                  Dividend yield                               2.0%                0%
                  Expected volatility                           20%             17.8%
                  Expected lives (in years)                      5                 5

       The following table summarizes additional information about the Option Plan at December 31, 2000:

                                                                       REMAINING
                                                     NUMBER            CONTRACTUAL               NUMBER
                       EXERCISE PRICE              OUTSTANDING            LIFE                 EXERCISABLE
                     ------------------           --------------     ----------------       ----------------
                        $ 1.78                        82,286              .75 years               82,286
                          1.78                        25,704              .25 years               25,704
                          2.67                         1,424             1.25 years                1,424
                          7.50                        10,000             3.25 years               10,000
                          9.75                        13,000             1.00 years               13,000
                         10.50                         5,424             6.25 years                5,424
                         10.94                         9,000             8.70 years                9,000
                         11.00                        11,315             9.00 years               11,315
                         11.00                           500              .50 years                  500
                         11.00                        13,600             1.00 years               13,600
                         11.06                        70,000             8.50 years               70,000
                         19.50                         4,204             7.00 years                4,204
                                                  -------------      -----------------       --------------
                                                     246,457             3.93 years              246,457
                                                  =============      =================       ==============

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(12)   PARENT COMPANY FINANCIAL INFORMATION

       Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 is presented below:

                                      CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                                  2000                1999
                                                                             ---------------    -----------------
        Assets:
          Cash                                                               $       1,170                951
          Equity investment in subsidiary                                       30,811,081         29,342,349
           Other assets                                                            135,730                 --
                                                                             ---------------    -----------------
                                                                             $  30,947,981         29,343,300
                                                                             ===============    =================
        Liabilities and stockholders' equity:
          Other liabilities                                                  $     135,802                 --
          Stockholders' equity                                                  30,812,179         29,343,300
                                                                             ---------------    -----------------
                                                                             $  30,947,981         29,343,300
                                                                             ===============    =================

                                           CONDENSED STATEMENTS OF OPERATIONS

                                                               2000               1999                1998
                                                          ---------------    ---------------    -----------------

        Dividends from subsidiary                         $     550,620             13,906             11,938
        Equity in undistributed net income
           of subsidiary                                      1,388,908          2,689,944          2,403,474
        Miscellaneous expenses                                   (7,853)           (23,420)           (30,177)
                                                          ---------------    ---------------    -----------------
                                                          $   1,931,675          2,680,430          2,385,235
                                                          ===============    ===============    =================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                           CONDENSED STATEMENTS OF CASH FLOWS

                                                               2000               1999                1998
                                                          ---------------    ---------------    -----------------
        Operating activities:
          Net income                                      $   1,931,675          2,680,430          2,385,235
          Equity in undistributed net income
             of subsidiary                                   (1,388,908)        (2,689,944)        (2,403,474)
          Change in other assets                               (135,730)                --                 --
          Change in other liabilities                                72                 --                 --
          Amortization of deferred
             organization costs                                      --              8,841             15,156
                                                          ---------------    ---------------    -----------------
                 Net cash provided by
                   (used in) operating
                   activities                                   407,109               (673)            (3,083)

        Financing activities:
          Cash dividends paid                                  (406,890)                --                 --

        Cash and cash equivalents,
           beginning of year                                        951              1,624              4,707
                                                          ---------------    ---------------    -----------------

        Cash and cash equivalents,
           end of year                                    $       1,170                951              1,624
                                                          ===============    ===============    =================

(13)   FAIR VALUE OF FINANCIAL INSTRUMENTS

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

           SECURITIES

           For investments in debt securities, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

           FHLB STOCK

           The carrying amount is a reasonable estimate of fair value.

           LOANS

           The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

           ACCRUED INTEREST

           The carrying amount is a reasonable estimate of fair value.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



           OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

           The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in Note 4, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

       The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 are as follows (in thousands):

                                                               2000                                 1999
                                                  -------------------------------     ---------------------------------
                                                    CARRYING        ESTIMATED            CARRYING          ESTIMATED
                                                     AMOUNT         FAIR  VALUE           AMOUNT          FAIR VALUE
                                                  --------------    ---------------    -------------    ----------------
       Financial assets:
         Cash and cash equivalents                 $     17,899          17,899            15,592             15,592
         Securities:
            Available for sale                           16,049          16,049            27,236             27,236
            Held to maturity                             18,978          18,554            18,025             17,114
         Loans, net                                     347,503         348,196           334,744            330,960
         FHLB stock                                       3,755           3,755             3,755              3,755
         Accrued interest receivable                      2,776           2,776             2,471              2,471

       Financial liabilities:
         Deposits                                       327,312         324,987           304,834            297,168
         Borrowed funds                                  55,101          53,391            75,106             74,645
         Accrued interest payable                            51              51                51                 51

(14) STOCK REPURCHASE PLAN

     On October 21, 1999 the Company's Board of Directors approved a Stock Repurchase Program authorizing the Company to repurchase up to 138,000 shares, or approximately 5% of the then outstanding shares of common stock. During 2000, the Company purchased 46,385 shares at an average cost of $10.36 per share pursuant to the program.

(15) BRANCH SALE

     During February 2000, the Company sold the Robersonville, N. C. branch with $7.1 million in deposits to Southern Bank & Trust Company. A gain of $582,583 was realized on the sale.

                    DIRECTORS, OFFICERS AND FINANCIAL CENTERS


                               BOARD OF DIRECTORS
    Frederick Willetts, III, Chairman, President and Chief Executive Officer
                        Cooperative Bankshares, Inc. and
                     Cooperative Bank For Savings, Inc., SSB



Paul G. Burton                                               H. T. King, III
President, Burton Steel Company                              President, Hanover Iron Works, Inc.

F. Peter Fensel, Jr.                                         R. Allen Rippy
President, F. P. Fensel Supply Company                       Vice President, Rippy Cadillac Oldsmobile, Inc.

James D. Hundley, M.D.                                       O. Richard Wright, Jr.
President, Wilmington Orthopaedic Group P.A.                 Attorney McGougan, Wright, Worley, Harper & Bullard



                          OFFICERS OF COOPERATIVE BANK

Frederick Willetts, III                                                   Chairman, President-Chief Executive Officer
O. C. Burrell, Jr.                                                   Executive Vice President-Chief Operating Officer
Dickson B. Bridger                                                             Senior Vice President-Mortgage Lending
Todd L. Sammons                                                         Senior Vice President-Chief Financial Officer
Sandra B. Carr                                                               Vice President-Retail Banking Operations
Linda B. Garland                                                                  Vice President-Secretary/ Marketing
Raymond A. Martin                                                                 Vice President-Information Services
Carl N. Mathis, Jr.                                                                         Vice President-Appraising
Donna H. Mitchell                                                                  Vice President-Mortgage Operations
Susie K. Register                                                        Vice President-Mortgage Servicing/Processing
Dare C. Rhodes                                                                         Vice President-Human Resources
Phillip T. Whittington                                                              Vice President-Commercial Lending

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



                                       42

                             CORPORATE INFORMATION


                             CORPORATE HEADQUARTERS
                          Cooperative Bankshares, Inc.
                                201 Market Street
                                                   P.O. Box 600
                        Wilmington, North Carolina 28402
                                 (910) 343-0181

                     TRANSFER AGENT                                                SPECIAL COUNSEL
                   First Citizens Bank                                          Stradley Ronon Housley
               Corporate Trust Department                                     Kantarian & Bronstein, LLP
                     P.O. Box 29522                                         1220 19th Street, NW Suite 700
           Raleigh, North Carolina 27626-0522                                    Washington, DC 20036


                     ANNUAL MEETING                                                   FORM 10-K
    The Annual Meeting of Stockholders of Cooperative              Copies of Cooperative Bankshares, Inc. Form 10-K
 Bankshares, Inc. will be held at the Four Points Hotel           may be obtained by stockholders without charge by
   by Sheraton, 5032 Market Street, Wilmington, North               writing to Linda B. Garland at the Cooperative
      Carolina, on April 27, 2001 at 11:00 a.m. All                             Headquarters address.
      stockholders are cordially invited to attend.


                             ADDITIONAL INFORMATION
                   For additional information, please contact
                    Frederick Willetts, III, Todd Sammons or
                       Linda B. Garland at (910) 343-0181
                                www.coop-bank.com



                                 CAPITAL STOCK

Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 2000, there were 2,714,610 shares outstanding, which were held by 564 stockholders of record. The Company began paying a quarterly cash dividend in April 2000. Stock performance for 2000 and 1999 is given in the following table.

                                                            QUARTERLY COMMON STOCK DATA
                                                               2000                             1999
             ----------------------------------------------------------------------------------------------------
             QUARTERS ENDED                            HIGH             LOW             HIGH             LOW
             ----------------------------------------------------------------------------------------------------
             December                                 $12.000          $9.000          $11.625          $9.500
             September                                 10.250           8.250           12.750          10.500
             June                                      11.625           8.000           13.000           9.875
             March                                     12.125           8.875           14.000           9.000

                         [Map showing location of Bank's
                               Financial Centers]

                          COOPERATIVE BANKSHARES, INC.

                             Corporate Headquarters
                               201 Market Street
                                  P.O. Box 600
                        Wilmington, North Carolina 28402
                               www.coop-bank.com