Form 10-K, Exhibit 13
period 2001-12-31
COOPERATIVE BANKSHARES INC
filed 2002-03-29
CIK 923529

________________________________________
                                  COOPERATIVE
                                BANKSHARES, INC.
                    ________________________________________
                    Full-Service Banking for the New Century


















                                 ANNUAL REPORT
                               DECEMBER 31, 2001

                          COOPERATIVE BANKSHARES, INC.
--------------------------------------------------------------------------------
PROFILE
                    Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank for Savings, Inc., SSB ("Cooperative Bank" or the "Bank"); a North Carolina chartered savings bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

                    Cooperative Bank was chartered in 1898. The Bank's headquarters are located in Wilmington, North Carolina. Cooperative operates 17 financial centers throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border. The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposit accounts up to applicable limits.

                    Through its financial centers, the Bank provides a wide range of banking products, including interest bearing and non-interest bearing checking accounts, certificates of deposit and individual retirement accounts. It offers an array of loan products: overdraft protection, commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. In addition, the Bank offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

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

--------------------------------------------------------------------------------
TABLE OF CONTENTS

                    Selected Financial and Other Data......................... 2
                    President's Message....................................... 3
                    Management's Discussion & Analysis........................ 4
                    Independent Auditors' Report..............................15
                    Consolidated Statements of Financial Condition............16
                    Consolidated Statements of Operations.....................17
                    Consolidated Statements of Comprehensive Income...........18
                    Consolidated Statements of Stockholders' Equity...........19
                    Consolidated Statements of Cash Flows.....................20
                    Notes to Consolidated Financial Statements................22
                    Directors, Officers, and Financial Center Locations.......42
                    Corporate Information.....................................43

                       MANAGEMENT'S DISCUSSION & ANALYSIS


                        SELECTED FINANCIAL AND OTHER DATA

AT DECEMBER 31,                                 2001          2000        1999         1998         1997
--------------------------------------------------------------------------------------------------------
                                                                 Dollars in Thousands
Selected Financial Condition Data:
  Assets                                   $ 458,114     $ 414,961   $ 410,146    $ 389,773    $ 369,121
  Loans, net                                 373,458       347,486     334,744      321,324      286,692
  Securities                                  47,970        35,027      45,261       44,749       54,904
  FHLB stock                                   4,155         3,755       3,755        2,825        2,688
  Deposits                                   339,830       327,312     304,834      301,656      288,691
  Borrowed funds                              83,097        55,101      75,106       55,109       50,226
  Stockholders' equity                        33,618        30,812      29,343       31,613       28,294


YEAR ENDED DECEMBER 31,                         2001          2000        1999         1998         1997
--------------------------------------------------------------------------------------------------------
                                                                Dollars in Thousands
Selected Operations Data:
  Interest income                           $ 31,117      $ 31,709    $ 28,449     $ 28,411     $ 26,093
  Interest expense                            18,916        19,305      16,422       17,212       15,732
  Net interest income                         12,201        12,404      12,027       11,199       10,361
  Provision for loan losses                      460           970         210          330          153
  Noninterest income                           2,040         1,670       1,228        1,180          790
  Noninterest expenses                         9,303        10,193       8,885        8,275        7,370
  Income before income taxes                   4,478         2,911       4,160        3,774        3,628
  Net income                                   2,889         1,932       2,680        2,385        2,234

--------------------------------------------------------------------------------------------------------

Selectged Financial Ratios and Other Data:
  Return on average assets                     0.67%         0.47%       0.69%        0.62%        0.63%
  Return on average equity                     8.91%         6.35%       8.88%        7.86%        8.26%
  Average stockholders' equity to
    average assets                             7.57%         7.38%       7.74%        7.95%        7.63%
  Non-performing assets to total assets        0.84%         0.22%       0.35%        1.08%        0.08%
  Allowance for loan losses to total loans     0.67%         0.62%       0.39%        0.35%        0.28%
  Dividend payout ratio                       19.49%        28.09%           -            -            -
Per Share Data:
  Earnings per:
     Common share - basic                     $ 1.03        $ 0.71      $ 0.95       $ 0.79       $ 0.75
     Common share - diluted                   $ 1.02        $ 0.69      $ 0.90       $ 0.74       $ 0.70
  Cash dividends declared                     $ 0.20        $ 0.20           -            -            -
  Tangible book value                        $ 11.86       $ 11.35     $ 10.92      $ 10.38       $ 9.48
  Number of common shares outstanding      2,835,447     2,714,610   2,687,919    3,046,284    2,984,396

                              PRESIDENT'S MESSAGE


     Net income for the year ended December 31, 2001 was $2,888,943 or $1.02 per diluted share, a 49.6% increase over the same period last year. Net income for the 12 months ended December 31, 2000 was $1,931,675, or $.69 per diluted share, which included one-time restructuring charges of $463,572 (after tax). Total assets at December 31, 2001 were $458.1 million as compared to $415.0 million at December 31, 2000, a 10.4% increase in assets during the year. Stockholders' equity was $33.6 million, or $11.86 per share, and represented 7.34% of assets.

     During the year our Retail Banking Division originated 910 commercial and consumer loans in the amount of $111.6 million as compared to 873 loans for $52.1 million during the previous year. At December 31, 2001, loans made by the Retail Banking Division constituted 46.9% of total loans as compared to 37.8% at December 31, 2000. The Mortgage Loan Division originated 249 loans totaling $44.6 million as compared to 174 loans totaling $22.7 million during the year 2000. The Mortgage Division also originated $29.3 million in brokered mortgage loans during 2001, generating $386,500 in fee income, compared to $6.5 million in brokered mortgage loans and $93,000 in fee income for the year 2000.

     In April 2001, we opened our 17th financial center in Whiteville, North Carolina giving us two banking centers in Columbus County. This center has exceeded all of its first-year goals for growth in deposits.

     During the past year we installed additional ATM's in Washington, Corolla, Whiteville and downtown Wilmington, giving us a total of 11 ATM's.

     During 2001 the company continued paying a quarterly cash dividend of $.05 per share to our stockholders, and it is our hope and intention to continue paying such dividends in the future.

     The cost cutting plan that was announced in October 2000 produced the expected results as earnings improved each quarter in 2001.

     In summary, the past year has been one that has been marked by continued improvement in earnings and efficiencies. With the dramatic increase in retail and commercial loans, our balance sheet is becoming increasingly more banklike. By adding an additional office in Whiteville and four additional ATM's we have increased the number of outlets to provide the people of Eastern North Carolina with the best of community bank services available. With the continued improvement in efficiencies as a result of our cost cutting during the prior year, I am very confident about the future of our company. Thank you for your support.

                                    Sincerely yours,
                                    Frederick Willetts, III
                                    President

                       MANAGEMENT'S DISCUSSION & ANALYSIS

GENERAL
     Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank for Savings, Inc., SSB ("Cooperative Bank" or the "Bank"); a North Carolina chartered savings bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

     The following management's discussion and analysis is presented to assist in understanding the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this report.

CRITICAL ACCOUNTING POLICY
     The Bank's most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bank's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex are due to the need to make estimates about the effects of matters that are inherently uncertain. For further information on the allowance for loan losses, see the "Financial Condition" in Management's Discussion and Analysis and Note 3 of the "Notes to Consolidated Financial Statements" included the Annual Report.

MANAGEMENT STRATEGY
     Cooperative Bank's lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years, however, the Bank has emphasized origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans. As of December 31, 2001 approximately $273 million, or 73%, of the Bank's loan portfolio consisted of loans secured by residential properties which includes $34 million of loans classified as construction and land development. This was down from approximately $291 million, or 83% at December 31, 2000. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2001, adjustable rate and fixed rate loans totaled approximately 63% and 37%, respectively, of the Bank's total loan portfolio.

     The Bank has chosen to begin selling a larger percentage of its fixed rate mortgage loan originations through broker dealer arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income. This is part of the continuing effort to restructure the balance sheet and operations to be more reflective of a commercial bank.

     In the past, the Bank has sold fixed rate, long term mortgage loans in the secondary market as part of the asset/liability management program. In 2001, the Bank sold $470,000 in loans in the secondary market. The Bank generally retains the servicing of loans sold outside of the broker dealer arrangements, which generally receives a fee payable monthly of up to 1/4% per annum of the unpaid balance of each loan.

     The growth in the loan portfolio has been concentrated in real estate-backed construction and land development and commercial loans. The anticipated effects of these loans is to increase the yield on the loan portfolio. These loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk also causes the allowance for loan losses to increase, which is the primary reason for the increase in the allowance over the past two years.

INTEREST RATE SENSITIVITY ANALYSIS
     Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2001, Cooperative had a one-year negative gap position of 7.3%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that

                       MANAGEMENT'S DISCUSSION & ANALYSIS

may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

     The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

INTEREST RATE SENSITIVITY ANALYSIS
                                                            Over One     Over Five
                                              One Year      Through       Through      Over Ten
December 31, 2001                             or Less      Five Years    Ten Years       Years      Total
------------------------------------------------------------------------------------------------------------
                                                               (Dollars in thousands)
Interest-earning assets:
     Securities                              $   5,058     $  28,634     $   8,795    $   5,483    $  47,970
     Interest-bearing bank balances              1,586            --            --           --        1,586
     Federal Home Loan Bank stock                4,155            --            --           --        4,155
     Loan portfolio                            239,125       100,306        21,133       15,417      375,981
                                             ---------     ---------     ---------    ---------    ---------
        Total                                $ 249,924     $ 128,940     $  29,928    $  20,900    $ 429,692
                                             =========     =========     =========    =========    =========
Interest-bearing liabilities:
     Deposits                                $ 243,389     $  70,980     $   7,744    $      --    $ 322,113
     Borrowed funds                             40,003        33,011        10,016           67       83,097
                                             ---------     ---------     ---------    ---------    ---------
        Total                                $ 283,392     $ 103,991     $  17,760    $      67    $ 405,210
                                             =========     =========     =========    =========    =========

Interest rate sensitivity gap                $ (33,468)    $  24,949     $  12,168    $  20,833    $  24,482
                                             =========     =========     =========    =========    =========

Cumulative interest rate sensitivity gap     $ (33,468)    $  (8,519) $      3,649    $  24,482
                                             =========     =========     =========    =========

Cumulative ratio of interest-earning
    assets to interest-bearing liabilities        88.2%         97.8%        100.9%       106.0%
                                             =========     =========     =========    =========

Ratio of cumulative gap to total assets           (7.3%)        (1.9%)         0.8%         5.3%
                                             =========     =========     =========    =========

MARKET RISK
     The Company's primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest earning assets and interest bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by the Company's interest earning assets or the cost of its interest bearing liabilities, thus directly impacting the Company's overall earnings. The Company's management actively monitors and manages interest rate risk. One way this is accomplished is through the development of and adherence to the Company's asset/liability policy. This policy sets forth management's strategy for matching the risk characteristics of the Company's interest earning assets and liabilities so as to mitigate the effect of changes in the rate environment.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

     One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). At December 31, 2001, the negative estimated change in EVE is significantly reduced in the rising rate environments as compared to the estimated change at December 31, 2000. There are not significant changes to EVE in declining rate environments from December 31, 2000, to December 31, 2001, except for the 400 basis point decline in rates which had a significant increase in EVE. The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios as of December 31, 2001 (in thousands).

 Market Risk Table
December 31, 2001

    Change in                     Economic            Estimated        Estimated
    Interest Rates             Value of Equity         $ Change        % Change
--------------------------------------------------------------------------------
400 basis point rise               $ 21,736            (11,259)         -34%
300 basis point rise                 24,654             (8,341)         -25%
200 basis point rise                 27,850             (5,145)         -16%
100 basis point rise                 31,624             (1,371)          -4%
Base Scenario                        32,995                  -             -
100 basis point decline              34,255              1,260            4%
200 basis point decline              31,898             (1,097)          -3%
300 basis point decline              32,647               (348)          -1%
400 basis point decline              37,140              4,145           13%

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

     At December 31, 2001, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $60.5 million, representing 14.3% of deposits and borrowed funds as compared to $52.8 million or 13.8% of deposits and borrowed funds at December 31, 2000. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short maturities (within 5 years) and call dates, consistent with the Bank's focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of shareholders' equity, net of deferred taxes.

     The Company's securities portfolio consists of U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation ("FHLMC") and a General Motors Acceptance Corporation (GMAC) Note. The Federal National Mortgage Association
(FNMA) and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

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

     The Company's primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2001, outstanding off-balance sheet commitments to extend credit totaled $30.3 million, and the undisbursed portion of construction loans was $33.7 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
     The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2001 (in thousands).

                                                         Payments Due by Period
                                     ----------------------------------------------------
                                                   Less
                                                  than 1      1-3         4-5     Over 5
    Contractual Obligations            Total       year      years       years     years
                                     ----------------------------------------------------
Borrowed Funds                       $ 83,097   $ 35,000   $ 25,000   $   --     $ 23,097
Lease Obligations                       1,495         95        186        169      1,045
Deposits                              339,830    296,739     43,055       --           36
                                     ----------------------------------------------------
Total Contractual Cash Obligations   $424,422   $331,834   $ 68,241   $    169   $ 24,178
                                     ====================================================

                                                       Amount of Commitment Expiration
                                                                    Per Period
                                                -----------------------------------------------------
                                                 Total        Less
                                                 Amounts      than 1       1-3       4-5      Over 5
        Other Commitments                       Committed      year       years     years      years
                                                -----------------------------------------------------
Undisbursed portion of home equity
   collateralized primarily by junior liens
   on 1-4 family properties                      $12,031      $    --   $    --     $  --     $12,031
Other commitments and credit lines                15,755       10,356     3,689       111       1,599
Undisbursed portion of construction loans         33,728       33,728      --          --          --
Fixed-rate mortgage loan commitments                 618          618      --          --          --
Adjustable-rate mortgage loan
   commitments                                     1,881        1,881      --          --          --
                                                 ----------------------------------------------------`
Total Commitments                                $64,013      $46,583   $ 3,689     $ 111     $13,630
                                                 ====================================================


CAPITAL
     Stockholders' equity at December 31, 2001, was $33.6 million, up $2.8 million, or 9.1%, from $30.8 million at December 31, 2000. The improved capital position during the year 2001 reflects the impact of earnings retention after the declaration of cash dividends of $563,034, or $0.20 per share, and the exercising of 141,537 stock options. Stockholders' equity at December 31, 2001 and December 31, 2000 includes unrealized gains net of tax of $188,000 and $30,000, respectively, on securities available for sale.

     Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2001, the Bank's leverage capital ratio was 7.47%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-

                       MANAGEMENT'S DISCUSSION & ANALYSIS

based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 2001, the Bank had a ratio of qualifying total capital to risk-weighted assets of 11.00%.

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

     On December 20, 2001, the Company's Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 16, 2002, to shareholders of record on January 2, 2002. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies, and economic conditions in the marketplace.

RELATED PARTY TRANSACTIONS
     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank's employee loan program which offers a six month adjustable rate that is 1% above the Bank's cost of funds rounded up to the next 1/4%. Only the employees' primary residence can be used as collateral and the interest rate is the only favorable term. Officers do not get preferential treatment in this program over other employees. For further information, see Note 3 of Notes to Consolidated Financial Statements included in the Annual Report and the Proxy.

                       MANAGEMENT'S DISCUSSION & ANALYSIS


                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

FINANCIAL CONDITION
     The Company's total assets increased 10.4% to $458.1 million at December 31, 2001, as compared to $415.0 million at December 31, 2000. The major changes in the assets are as follows: a decrease of $5.9 million (32.2%) in cash and cash equivalents, an increase of $26.9 million (167.7%) in securities available for sale, a decrease of $14.0 million (73.7%) in held to maturity securities, an increase of $26.0 million (7.5%) in net loans receivable, and a $9.1 million (722.6%) increase in other assets. At December 31, 2001 and 2000, the investment portfolio totaled $52.1 million and $38.8 million, respectively, an increase of $13.3 million or 34.4 percent. On January 1, 2001, the Company transferred held-to-maturity investment securities with an amortized cost of approximately $5,978,000 to the available-for-sale category at fair value as allowed by SFAS No. 133. The unrealized loss at the time of transfer was approximately $32,000 before taxes. The Bank funded the increase in securities, loans and other assets with a $12.5 million (3.8%) increase in retail deposits, a $28.0 million (50.8%) increase in borrowed funds and other available liquid assets. The increase in other assets was due to an increase in cash surrender value of bank owned life insurance (BOLI) of $8.1 million and a $600,000 increase in prepaid maintenance due to the purchase of a 5 year maintenance agreement on the core processing software. Although the Company has historically concentrated its lending activities on the origination of loans for the purpose of financing or refinancing residential properties, it is now actively pursuing construction, land development, consumer, and business lending.

     The Company's nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $3.8 million, or 0.84% of assets, at December 31, 2001, compared to $925,000 or 0.22% of assets, at December 31, 2000. The Company usually assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. In light of what happened on September 11, 2001, and the economic conditions in general, the Mortgage Division has taken the approach to work with our borrowers and help them through these uncertain times which is part of the reason for the increase in nonperforming assets. Of the $3.1 million in nonaccrual and accruing loans 90 days or more delinquent, $2.6 million is secured by 1-4 family residential property, which have historically experienced low charge offs due to the adequacy of the collateral. Therefore, while there can be no guarantee, in the opinion of management, the allowance for loan losses of $2.5 million at December 31, 2001 is adequate to cover probable losses inherent in the loan portfolio.

     Management considers a variety of factors in establishing the appropriate levels for the provision and the allowance for loan losses. Consideration is given to, among other things, the impact of current economic conditions, the diversification of the loan portfolio, historical loss experience, the review of loans by the loan review personnel, the individual borrower's financial and managerial strengths, and the adequacy of underlying collateral.

     The process used to allocate the allowance for loan losses considers, among other factors, whether the borrower is a mortgage, retail or commercial customer, whether the loan is secured or unsecured, and whether the loan is an open or closed-end agreement. Generally, loans are reviewed and risk graded among groups of loans with similar characteristics. An independent third party annually reviews our risk grade for appropriateness. The probable loss projections for each risk grade group are the basis for the allowance allocation. The loss estimates are based on prior experience, general risk associated with each loan group and current economic conditions. The unallocated allowance for loan losses primarily represents the impact of certain conditions that were not considered in allocating the allowance to the specific components of the loan portfolio.

     At December 31, 2001 deposits had increased $12.5 million (3.8%) to $339.8 million as compared to $327.3 million at December 31, 2000. With the focus to restructure the balance sheet to be more reflective of a commercial bank, management took an aggressive position in attracting noninterest bearing demand deposit accounts. Noninterest bearing demand accounts increased $5.0 million (40.0%) to $17.7 million as compared to $12.7 million at December 31, 2000.

     During the first six months of 2001, the Bank had excess liquidity which it invested in various securities to increase yield. During the second six months of 2001, loans increased $23 million while deposits increased only $1 million. To fund this loan growth and to purchase $8.1 million in BOLI, the Bank received $28.0 million in borrowed funds. Borrowed funds, collateralized through an agreement with the Federal Home Loan Bank (FHLB) for advances, are secured by the Bank's investment in FHLB stock and qualifying first mortgage loans. At

                       MANAGEMENT'S DISCUSSION & ANALYSIS


December 31, 2001, $35 million in borrowed funds mature in 1 year and the remaining amounts mature in 2 to 10 years. For further information, see Note 6 of Notes to Consolidated Financial Statements.

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

NET INCOME
     Net income increased 49.6% to $2.9 million for the year 2001, as compared to $1.9 million in 2000 and $2.7 million in 1999. The following analysis of the Bank's results of operations will explain the changes that had an effect on net income for the three years under review.

INTEREST INCOME
     Interest income amounted to $31.1 million during 2001, a $592,000 (1.9%) decrease from 2000 levels, which increased $3.3 million (11.5%) from the 1999 levels. Interest income reduction during 2001 resulted from lower yields on earning assets. The average balance of interest-earning assets increased 3.0% but was more than offset by the yield decreasing 37 basis points as compared to the same period a year ago. The yield fell because of the action the Federal Reserve took to reduce interest rates in hopes to spur the economy. Their actions reduced the prime rate to which many of our loans are tied. During 2000, the increase in interest income was due to a 6.0% increase in the average balance of interest-earning assets and a 39 basis point increase in the average yield as compared to 1999. The yield on average interest-earning assets for the year 2001 decreased to 7.55% as compared to 7.92% for 2000 and 7.53% for 1999.

INTEREST EXPENSE
     Interest expense amounted to $18.9 million during 2001, a $388,000 (2.0%) decrease from 2000 levels, compared to a $2.9 million (17.6%) increase from 1999 to 2000. The decrease in interest expense during 2001 resulted from a lower cost of interest-bearing liabilities. During 2001, the average balance of interest-bearing liabilities increased 3.2% but was more than offset by the cost decreasing 26 basis points as compared to 2000. During 2000 the increase in interest expense was due to a 53 basis point increase in the average rate paid and a 5.6% increase in the average balance of interest-bearing liabilities as compared to 1999. The average cost on interest-bearing liabilities for the year 2001 decreased to 4.97% as compared to 5.23% for 2000 and 4.70% for 1999.

NET INTEREST INCOME
     Net interest income totaled $12.2 million during 2001, a decrease of $203,000 or 1.6% over 2000, when net interest income was $12.4 million. During 2000, net interest income grew $377,000 or 3.1% over the $12.0 million recorded during 1999. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2001. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2001 and 2000. The interest rate spread was 2.53% for 2001, compared to 2.69% for 2000 and 2.83% for 1999. The declining interest rate spread can be attributed to the fact that more assets reprice within 30 days as compared to liabilities, therefore the spread contracted in 2001 due to the rapidly declining interest rate environment. Once interest rates stabilize, management expects the spread between the average yield on interest-earning assets and the average cost on interest-bearing liabilities to improve. The net yield on interest-earning assets was 2.96% for 2001 compared to 3.10% for 2000 and 3.19% for 1999.

     During 2001, the Bank provided a retirement benefit for its Board of Directors, President and Executive Vice President. In addition, the Directors can now defer their Board compensation. These benefits are funded through the purchase of BOLI, which should enable the Bank to provide these benefits without a reduction to net income. This transaction will have a negative impact on net interest income of approximately $350,000 because it was funded with borrowed funds. Noninterest income should be positively affected by approximately
$250,000. However, income from the BOLI is not taxable, resulting in an anticipated net increase in net income of approximately $35,000.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

                           AVERAGE YIELD/COST ANALYSIS

     The following table contains information relating to the Company's average balance sheets and reflects the average yield on earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. The average loan portfolio balances include nonaccrual loans.

                                                                      For the year ended
                                         ----------------------------------------------------------------------
                                                 DECEMBER 31, 2001                    DECEMBER 31, 2000
                                         ---------------------------------    ---------------------------------
(DOLLARS IN THOUSANDS)                                            Average                               Average
                                         Average                   Yield/     Average                   Yield/
                                         Balance      Interest      Cost      Balance      Interest      Cost
                                         -------      --------    -------     -------      --------     -------
ASSETS
Interest-earning assets:
   Interest-bearing deposits in
    other banks                          $  7,648    $   271      3.54%     $  9,528        $   390     4.09%
   Securities:
        Available for sale                  36,671      2,212      6.03%       21,619         1,267     5.86%
        Held to maturity                     7,452        400      5.37%       18,385         1,066     5.80%
   FHLB stock                                3,761        254      6.75%        3,755           291     7.75%
   Loan portfolio                          356,540     27,980      7.85%      346,848        28,695     8.27%
                                          --------    -------      ----      --------       -------     ----
    Total interest-earning assets          412,072     31,117      7.55%      400,135        31,709     7.92%
Non-interest earning assets                 16,676    -------                  11,665       -------
                                          --------                           --------
Total assets                              $428,748                           $411,800
                                          ========                           ========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits                               $319,777    $15,353      4.80%     $303,379       $15,062     4.96%
   Borrowed funds                           60,943      3,563      5.85%       65,470         4,243     6.48%
                                          --------    -------      ----      --------       -------     ----
    Total interest-bearing liabilities     380,720     18,916      4.97%      368,849        19,305     5.23%
Non-interest bearing liabilities            15,588    -------                  12,549       -------
                                          --------                           --------
    Total liabilities                      396,308                            381,398
    Stockholders' equity                    32,440                             30,402
                                          --------                           --------
Total liabilities and stockholders'
   equity                                 $428,748                           $411,800
                                          ========                           ========
Net interest income                                   $12,201                               $12,404
                                                      =======                               =======
Interest rate spread                                               2.58%                                2.69%
                                                                 ======                               ======
Net yield on interest-earning assets                               2.96%                                3.10%
                                                                 ======                               ======
Percentage of average interest-earning
   assets to average interest-bearing
   liabilities                                                    108.2%                               108.5%
                                                                 ======                               ======
                                                  For the year ended
                                           --------------------------------
                                                  DECEMBER 31, 1999
                                           --------------------------------
(DOLLARS IN THOUSANDS)                                             Average
                                           Average                  Yield/
                                           Balance      Interest     Cost
                                           --------     --------   -------
ASSETS
Interest-earning assets:
   Interest-bearing deposits in
    other banks                          $ 10,042         $379      3.77%
   Securities:
        Available for sale                  30,210        1,868      6.18%
        Held to maturity                    14,769          694      4.70%
   FHLB stock                                3,087          234      7.58%
   Loan portfolio                          319,480       25,274      7.91%
                                          --------      -------     -----
    Total interest-earning assets          377,588       28,449      7.53%
Non-interest earning assets                 12,392      -------
                                          --------
Total assets                              $389,980
                                          ========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits                               $292,174      $12,838      4.39%
   Borrowed funds                           57,036        3,584      6.28%
                                          --------      -------     -----
    Total interest-bearing liabilities     349,210       16,422      4.70%
Non-interest bearing liabilities            10,598      -------
                                          --------
    Total liabilities                      359,808
    Stockholders' equity                    30,172
                                          --------
Total liabilities and stockholders'
   equity                                 $389,980
                                          ========
Net interest income                                     $12,027
                                                        =======
Interest rate spread                                                 2.83%
                                                                   ======
Net yield on interest-earning assets                                 3.19%
                                                                   ======
Percentage of average interest-earning
   assets to average interest-bearing
   liabilities                                                      108.1%
                                                                   ======

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

                                                      For the year ended                        For the year ended
                                         December 31, 2000 vs. December 31, 2001  December 31, 1999 vs. December 31, 2000
                                                  Increase (Decrease)                      Increase (Decrease)
                                                         Due to                                   Due to
(DOLLARS IN THOUSANDS)                        ----------------------------------     -----------------------------------
                                               Volume      Rate          Total        Volume         Rate         Total
                                              -------     --------      --------     ---------      ------        ------
Interest income:
   Interest-bearing deposits in other banks   $  (72)     $   (47)       $ (119)       $  (21)      $   32        $   11
   Securities:
        Available for sale                       906           39           945          (508)         (93)         (601)
        Held to maturity                        (593)         (73)         (666)          189          183           372
   FHLB stock                                      -          (37)          (37)           52            5            57
   Loan portfolio                                788       (1,503)         (715)        2,230        1,191         3,421
                                              ------      -------        ------        ------       ------        ------
    Total interest-earning assets              1,029       (1,621)         (592)        1,942        1,318         3,260
                                              ------      -------        ------        ------       ------        ------

Interest expense:
   Deposits                                      797         (506)          291           507        1,717         2,224
   Borrowed funds                               (282)        (398)         (680)          543          116           659
                                              ------      -------        ------        ------       ------        ------
    Total interest-bearing liabilities           515         (904)         (389)        1,050        1,833         2,883
                                              ------      -------        ------        ------       ------        ------
Net interest income                           $  514      $  (717)       $ (203)       $  892       $ (515)       $  377
                                              ======      =======        ======        ======       ======        ======

PROVISION FOR LOAN LOSSES
     The provision for loan losses charged to operations was $460,000 during 2001, compared to $970,000 during 2000 and $210,000 during 1999. The provision for 2000 included an increase of approximately $670,000 made in response to a detailed review of the Bank's loan portfolio. Management's decision to increase the loan loss reserve was considered appropriate in light of the successful expansion in the commercial loan portfolio and was not in response to any significant increase in non-performing assets. While commercial loans typically earn a higher yield than traditional residential mortgage loans, they pose an incrementally higher level of credit risk to the Company. A review of the portfolio during the first quarter of 2000 highlighted this trend in the portfolio and prompted management to make this provision. The commercial loan portfolio continues to expand which is why the provision for loan losses continues to increase. Nonperforming assets at December 31, 2001 were $3.8 million compared to $925,000 at December 31, 2000 and $1.4 million at December 31, 1999. Net charge-offs for 2001 were $97,000 compared to $117,000 during 2000 and $82,000 during 1999. At December 31, 2001, the allowance for loan losses was 0.67% of net loans as compared to 0.62% for 2000 and 0.39% for 1999. The allowance for loan losses increased to $2.5 million at December 31, 2001 compared to $2.2 million at December 31, 2000 and $1.3 million at December 31, 1999. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

NONINTEREST INCOME
     Total noninterest income increased to $2.0 million during 2001, an increase of $371,000 or 22.2% over 2000. This compares to $1.7 million and $1.3 million during 2000 and 1999, respectively. The major component in the year 2001 that had the most impact on noninterest income was the sale of securities resulting in net gains of $125,000 versus a loss on sale of securities of $287,000 in 2000. These gains were realized as the investment

                       MANAGEMENT'S DISCUSSION & ANALYSIS

portfolio was being managed during the year of rapidly declining interest rates. Management has not budgeted any gains on sale of securities in the future. Service charges and fees on loans increased to $731,000 (63.6%) during the year 2001 as compared to $447,000 (38.7%) for 2000 and $322,000 in 1999. The increase in service charges and fees on loans for 2001 was mainly due to an increase in loan settlement service fees for loans processed for others. This program began in May 2000 and the volume has increased in 2001 due to the favorable rate environment. Deposit-related fees increased to $967,000 (16.9%) during the year 2001 as compared to $827,000 (18.1%) for 2000 and $701,000 in 1999. The increase in deposit-related fees can be attributed to an increase in the volume of checking accounts and a change in the fee structure during the year 2000, which was in place for the entire year of 2001. Other income increased to $205,000 (106.1%) during the year 2001 as compared to $100,000 (39.5%) for 2000 and $71,000 in 1999. The majority of the increase can be attributed to the increase in the cash surrender value of the BOLI that was purchased in 2001.

NONINTEREST EXPENSE
     Total noninterest expense was $9.3 million during the year 2001, a decrease of $890,000 or 8.7% from 2000. The major decrease in noninterest expense during the year 2001 can be attributed to a modification to the defined benefit plan in 2000 and a onetime offering of a special early retirement benefit to certain employees at December 31, 2000. With a modification to the defined benefit plan in 2000, the Company expensed $35,000 in 2001 as compared to $304,000 in 2000 and $120,000 in 1999. As a result of this change, the Bank offered a special early retirement benefit to certain employees meeting the eligibility requirements, resulting in a one-time charge of $754,000 to compensation and fringe benefits in 2000. The Bank's occupancy and equipment expense was $2.1 million during 2001, an increase of 4.0% as compared to $2.0 million in 2000 and $1.9 million in 1999. The increase in the years 2001 and 2000 can be attributed to additional maintenance necessary to keep the buildings and equipment in good repair, increases in property tax, increases in the cost of data processing services, and normal increases in utility expenses. Advertising cost for the year 2001 was $278,000, a decrease of 30.2% as compared to $398,000 in 2000 and $445,000 in 1999. The reduction in advertising can be attributed to a more conservative advertising policy. Other operating expense was $1.8 million, an increase of 5.0% as compared to $1.7 million in 2000 and $1.8 million in 1999. The majority of the increase can be attributed to credits the Bank received in 2000 for phone lines for data processing. No such credits were received in 2001 and 1999.

INCOME TAXES
     The effective tax rate for the years ended December 31, 2001, 2000 and 1999 was 35.5%, 33.6% and 35.6% respectively. The increase in the effective tax rate in 2001 over 2000 was due to lower relative levels of state tax-exempt income.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
     In addition to historical information contained herein, the discussion contains forward-looking statements that involve risks and uncertainties.
Economic circumstances, the Company's operations, and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation, changes in the Company's regulatory environment and the Company's market area generally.

                       MANAGEMENT'S DISCUSSION & ANALYSIS

                             SELECTED QUARTERLY DATA


     The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

                                                                  2001
                                              Fourth       Third        Second       First
----------------------------------------------------------------------------------------------
                                              Dollars in Thousands
Selected Quarter-End Balances:
  Assets                                      $ 458,114    $ 443,781    $ 427,992   $ 417,408
  Loans, net                                    373,458      364,306      351,104     349,136
  Securities                                     47,970       47,441       51,650      42,767
  FHLB stock                                      4,155        3,755        3,755       3,755
  Deposits                                      339,830      340,615      338,985     328,566
  Borrowed funds                                 83,097       68,098       55,099      55,100
  Stockholders' equity                           33,618       33,010       31,873      31,375

----------------------------------------------------------------------------------------------
                                              Dollars in Thousands
Selected Operations Data:
  Interest income                             $   7,505    $   7,870    $   7,825   $   7,918
  Interest expense                                4,375        4,747        4,823       4,972
  Net interest income                             3,130        3,123        3,002       2,946
  Provision for loan losses                         160          120           90          90
  Noninterest income                                630          533          462         415
  Noninterest expenses                            2,362        2,292        2,275       2,374
  Income before income taxes                      1,238        1,244        1,099         897
  Net income                                        806          805          703         574

----------------------------------------------------------------------------------------------
Selected Financial Ratios and Other Data:
  Return on average assets                        0.72%        0.74%        0.67%       0.56%
  Return on average equity                        9.59%        9.87%        8.77%       7.31%
  Average stockholders' equity to average
    assets                                        7.52%        7.53%        7.63%       7.59%
Per Share Data:
  Earnings per:
     Common share - basic                     $    0.29    $    0.29    $    0.25   $    0.21
     Common share - diluted                   $    0.28    $    0.28    $    0.25   $    0.20
  Cash dividends declared                     $    0.05    $    0.05    $    0.05   $    0.05
  Tangible book value                         $   11.86    $   11.69    $   11.38   $   11.20
  Number of common shares outstanding         2,835,447    2,823,271    2,800,975   2,800,975

                                                                    2000
                                                Fourth       Third       Second       First
-----------------------------------------------------------------------------------------------
Selected Quarter-End Balances:
  Assets                                        $ 414,961    $ 414,720   $ 420,735    $ 410,465
  Loans, net                                      347,486      348,872     351,678      343,222
  Securities                                       35,027       39,829      38,683       38,619
  FHLB stock                                        3,755        3,755       3,755        3,755
  Deposits                                        327,312      319,647     321,167      316,412
  Borrowed funds                                   55,101       63,103      68,104       63,105
  Stockholders' equity                             30,812       30,713      30,021       29,418

-----------------------------------------------------------------------------------------------
                                              Dollars in Thousands
Selected Operations Data:
  Interest income                               $   8,064    $   8,060   $   7,925    $   7,660
  Interest expense                                  5,088        5,005       4,744        4,468
  Net interest income                               2,976        3,055       3,181        3,192
  Provision for loan losses                            90           90          90          700
  Noninterest income                                  410          335         332          593
  Noninterest expenses                              3,016        2,162       2,359        2,656
  Income before income taxes                          280        1,138       1,064          429
  Net income                                          235          728         695          274

-----------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
  Return on average assets                          0.23%        0.70%       0.67%        0.27%
  Return on average equity                          3.01%        9.52%       9.28%        3.66%
  Average stockholders' equity to average
    assets                                          7.56%        7.39%       7.25%        7.33%
Per Share Data:
  Earnings per:
     Common share - basic                       $    0.08    $    0.27   $    0.26    $    0.10
     Common share - diluted                     $    0.08    $    0.26   $    0.25    $    0.10
  Cash dividends declared                       $    0.05    $    0.05   $    0.05    $    0.05
  Tangible book value                           $   11.35    $   11.31   $   11.06    $   10.86
  Number of common shares outstanding           2,714,610    2,714,610   2,714,110    2,709,078

                                       14

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Cooperative Bankshares, Inc.:


We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Cooperative Bankshares, Inc. and subsidiary for the year ended December 31, 1999 were audited by other auditors whose report thereon dated January 21, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                            /s/ KPMG LLP


Raleigh, North Carolina
January 16, 2002, except as to note 16,
   which is as of February 25, 2002

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2001 and 2000

                                                                          2001           2000
                                                                      ------------   ------------
                       ASSETS
Cash and due from banks, noninterest-bearing                          $ 10,709,799      3,904,275
Interest-bearing deposits in other banks                                 1,585,779     14,244,161
                                                                      ------------   ------------
                 Total cash and cash equivalents                        12,295,578     18,148,436

Securities:
     Available for sale (amortized cost of $42,661,527 in 2001
        and $16,000,677 in 2000)                                        42,970,180     16,049,376
     Held to maturity (estimated market value of $5,282,815
        in 2001 and $18,553,526 in 2000)                                 5,000,000     18,977,776
FHLB stock                                                               4,154,900      3,755,300
Loans                                                                  375,980,628    349,645,598
     Less allowance for loan losses                                      2,522,737      2,159,663
                                                                      ------------   ------------
                 Net loans                                             373,457,891    347,485,935

Other real estate owned                                                    759,272        234,711
Accrued interest receivable                                              2,637,367      2,776,404
Premises and equipment, net                                              6,471,715      6,272,610
Prepaid expenses and other assets                                       10,367,162      1,260,232
                                                                      ------------   ------------
                 Total assets                                         $458,114,065    414,960,780
                                                                      ============   ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                              $339,830,052    327,312,324
Borrowed funds                                                          83,097,156     55,101,477
Escrow deposits                                                            220,944        560,775
Accrued interest payable                                                   264,391        300,396
Accrued expenses and other liabilities                                   1,083,242        873,629
                                                                      ------------   ------------
                 Total liabilities                                     424,495,785    384,148,601
                                                                      ------------   ------------
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $1 par value: 3,000,000 shares authorized,
        no shares issued and outstanding                                        --             --
     Common stock, $1 par value: 7,000,000 shares authorized,
        2,835,447 and 2,714,610 issued and outstanding                   2,835,447      2,714,610
     Additional paid-in capital                                          2,435,720      2,234,936
     Accumulated other comprehensive income                                188,278         29,707
     Retained earnings                                                  28,158,835     25,832,926
                                                                      ------------   ------------
                 Total stockholders' equity                             33,618,280     30,812,179
                                                                      ------------   ------------
                 Total liabilities and stockholders' equity           $458,114,065    414,960,780
                                                                      ============   ============

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2001, 2000 and 1999

                                                               2001          2000           1999
                                                           -----------   -----------    -----------
Interest income:
     Loans                                                 $27,980,414    28,694,889     25,274,397
     Securities                                              2,611,299     2,332,743      2,561,805
     Other                                                     271,767       390,285        379,476
     Dividends on FHLB stock                                   253,918       291,036        233,730
                                                           -----------   -----------    -----------
                 Total interest income                      31,117,398    31,708,953     28,449,408
                                                           -----------   -----------    -----------
Interest expense:
     Deposits                                               15,352,845    15,061,870     12,837,966
     Borrowed funds                                          3,563,469     4,242,721      3,583,825
                                                           -----------   -----------    -----------
                 Total interest expense                     18,916,314    19,304,591     16,421,791
                                                           -----------   -----------    -----------
Net interest income                                         12,201,084    12,404,362     12,027,617
Provision for loan losses                                      460,000       970,000        210,000
                                                           -----------   -----------    -----------
                 Net interest income after provision for
                    loan losses                             11,741,084    11,434,362     11,817,617
                                                           -----------   -----------    -----------
Noninterest income:
     Gain on sale of loans                                      11,150           245        161,365
     Net gain (loss) on sale of securities                     125,172      (287,282)           938
     Service charges and fees on loans                         731,338       446,922        322,146
     Deposit-related fees                                      967,171       827,432        700,811
     Gain on sale of branch                                         --       582,583             --
     Other income                                              205,428        99,694         71,471
                                                           -----------   -----------    -----------
                 Total noninterest income                    2,040,259     1,669,594      1,256,731
                                                           -----------   -----------    -----------
Noninterest expenses:
     Compensation and fringe benefits                        5,124,945     6,046,774      4,670,391
     Occupancy and equipment                                 2,073,635     1,994,560      1,939,797
     Advertising                                               277,758       397,662        444,521
     Real estate owned expenses and losses                      22,053        36,031         29,123
     Other                                                   1,804,761     1,718,160      1,830,495
                                                           -----------   -----------    -----------
                 Total other operating expenses              9,303,152    10,193,187      8,914,327
                                                           -----------   -----------    -----------
Income before income taxes                                   4,478,191     2,910,679      4,160,021
Income tax expense                                           1,589,248       979,004      1,479,591
                                                           -----------   -----------    -----------
                 Net income                                $ 2,888,943     1,931,675      2,680,430
                                                           ===========   ===========    ===========
Net income per share:
     Basic                                                 $      1.03           .71            .95
                                                           ===========   ===========    ===========
     Diluted                                                      1.02           .69            .90
                                                           ===========   ===========    ===========
Weighted average common shares outstanding:
     Basic                                                   2,797,317     2,714,216      2,819,846
                                                           ===========   ===========    ===========
     Diluted                                                 2,823,191     2,805,611      2,974,043
                                                           ===========   ===========    ===========

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  Years ended December 31, 2001, 2000 and 1999

                                                          2001           2000           1999
                                                      -----------     ----------     ----------
Net income                                            $ 2,888,943      1,931,675      2,680,430
Other comprehensive income (loss):
     Unrealized gain (loss) arising during the year       385,127        286,808       (776,995)
     Tax (expense) benefit                               (150,201)      (111,855)       303,028
     Reclassification to realized (gain) loss            (125,172)       287,282           (938)
     Tax expense (benefit)                                 48,817       (112,040)           366
                                                      -----------     ----------     ----------
                 Other comprehensive income (loss)        158,571        350,195       (474,539)
                                                      -----------     ----------     ----------
Comprehensive income                                  $ 3,047,514      2,281,870      2,205,891
                                                      ===========     ==========     ==========

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000 and 1999

                                                                              ACCUMULATED
                                                                                 OTHER
                                                                  ADDITIONAL  COMPREHENSIVE                      TOTAL
                                                      COMMON       PAID-IN    INCOME (LOSS),    RETAINED      STOCKHOLDERS'
                                                      STOCK        CAPITAL        NET           EARNINGS         EQUITY
                                                  ------------   -----------  -------------   ------------    -----------
Balance, December 31, 1998                        $  3,046,284     6,649,374     154,051        21,763,441     31,613,150
     Exercise of stock options                          23,424        28,375          --                --         51,799
     Tax benefit of stock option exercise                   --        66,998          --                --         66,998
     Repurchase of stock (381,789 shares)             (381,789)   (4,212,749)         --                --     (4,594,538)
     Other comprehensive loss, net of taxes                 --            --    (474,539)               --       (474,539)
     Net income for year                                    --            --          --         2,680,430      2,680,430
                                                  ------------   -----------   ---------      ------------    -----------
Balance, December 31, 1999                           2,687,919     2,531,998    (320,488)       24,443,871     29,343,300
     Exercise of stock options                          73,076       132,959          --                --        206,035
     Tax benefit of stock option exercise                   --         4,251          --                --          4,251
     Repurchase of stock (46,385 shares)               (46,385)     (434,272)         --                --       (480,657)
     Other comprehensive income, net  of  taxes             --            --     350,195                --        350,195
     Net income for year                                    --            --          --         1,931,675      1,931,675
     Cash dividends ($.20 per share)                        --            --          --          (542,620)      (542,620)
                                                  ------------   -----------   ---------      ------------    -----------
Balance, December 31, 2000                           2,714,610     2,234,936      29,707        25,832,926     30,812,179
     Exercise of stock options                         141,537       392,364          --                --        533,901
     Tax benefit of stock option exercise                   --        60,372          --                --         60,372
     Stock traded to exercise options
        (20,700 shares)                                (20,700)     (251,952)         --                --       (272,652)
     Other comprehensive income, net of taxes               --            --     158,571                --        158,571
     Net income for year                                    --            --          --         2,888,943      2,888,943
     Cash dividends ($.20 per share)                        --            --          --          (563,034)      (563,034)
                                                  ------------   -----------   ---------      ------------    -----------
Balance, December 31, 2001                        $  2,835,447     2,435,720     188,278        28,158,835     33,618,280
                                                  ============   ===========   =========      ============    ===========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999

                                                                  2001           2000             1999
                                                             ------------    ------------     -----------
Net income                                                   $  2,888,943       1,931,675       2,680,430
Adjustments to reconcile net income to net cash
     provided by operating activities:
        Net accretion and amortization                             45,494          15,085         117,717
        Depreciation                                              669,842         639,291         664,189
        Net (gain) loss on sale of securities                    (125,172)        287,282            (938)
        Gain on sale of loans                                     (11,150)           (245)       (161,365)
        Benefit from deferred income taxes                       (276,589)       (695,383)       (280,431)
        Loss (gain) on sales of premises and  equipment             8,621            (130)          7,783
        Gain on sale of branch office                                  --        (582,583)             --
        Loss on sales of foreclosed real estate                     3,793          22,681          16,974
        Valuation losses on foreclosed real estate                 36,330              --          10,000
        Provision for loan losses                                 460,000         970,000         210,000
        Proceeds from sales of loans                              506,245          44,560      39,923,328
        Changes in assets and liabilities:
           Accrued interest receivable                            139,037        (309,675)       (184,802)
           Prepaid expenses and other assets                     (843,020)        890,265        (924,337)
           Accrued interest payable                               (36,005)       (169,702)         80,599
           Accrued expenses and other liabilities                 269,985         496,507         135,275
                                                             ------------    ------------     -----------
                 Net cash provided by operating activities      3,736,354       3,539,628      42,294,422
                                                             ------------    ------------     -----------
Purchases of securities available for sale                    (82,123,753)    (10,000,000)     (1,999,375)
Purchases of securities held to maturity                               --        (986,604)     (5,000,000)
Proceeds from maturity of securities available for sale        16,000,000       5,000,000              --
Proceeds from sale of securities available for sale            43,107,351      16,277,957       2,000,938
Proceeds from maturities of securities held to maturity         8,000,000              --              --
Proceeds from maturities of securities available for sale       2,413,006         213,783       3,600,089
Loan originations, net of principal repayments                (28,078,369)    (15,451,318)    (51,386,357)
Proceeds from disposals of foreclosed real estate                 643,413         353,420         193,452
Purchases of premises and equipment                              (902,513)       (789,299)       (544,567)
Proceeds from sales of premises and equipment                       3,518          68,154             500
Net cash paid related to sale of branch office                         --      (5,156,761)             --
Net expenditures on foreclosed real estate                        (35,352)        (14,985)        (30,880)
Purchases of FHLB stock                                          (399,600)             --        (927,300)
Purchases of life insurance                                    (8,088,704)             --              --
                                                             ------------    ------------     -----------
                 Net cash used in investing activities        (49,461,003)    (10,485,653)    (54,093,500)
                                                             ------------    ------------     -----------
Net increase in deposits                                       12,517,728      29,576,608       3,178,251
Proceeds from borrowed funds                                   49,000,000      61,000,000      52,000,000
Principal payments on borrowed funds                          (21,004,321)    (81,004,090)    (32,003,872)
Proceeds from issuance of common stock, net                       261,249         206,035          51,799
Purchase and retirement of common stock                                --        (480,657)     (4,594,538)
Dividends paid                                                   (563,034)       (406,890)             --
Net change in escrow deposits                                    (339,831)        218,071          11,976
                                                             ------------    ------------     -----------
                 Net cash provided by financing activities     39,871,791       9,109,077      18,643,616
                                                             ------------    ------------     -----------
                 Increase (decrease) in cash and
                    cash equivalents                           (5,852,858)      2,163,052       6,844,538
Cash and cash equivalents:
     Beginning of year                                         18,148,436      15,985,384       9,140,846
                                                             ------------    ------------     -----------
     End of year                                             $ 12,295,578      18,148,436      15,985,384
                                                             ============    ============     ===========

                                                                                              (Continued)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999

                                                            2001           2000          1999
                                                        ------------    ----------    ----------
Cash paid for:
     Interest                                            $18,952,319    19,305,008    16,450,109
     Income taxes                                          1,699,583     1,739,500     1,724,000

Summary of noncash investing and financing activities:
     Transfer from loans to other real estate owned        1,151,318       351,201       330,014
     Transfer of premises and equipment to other real
        real estate owned                                     21,427            --            --
     Loans to facilitate the sale of foreclosed
        real estate                                               --            --     2,355,000
     Unrealized gains (losses) on securities available
        for sale, net of taxes                               158,571       350,195      (474,539)
     Transfer of securities from held to maturity to
        available for sale at fair value                   5,946,000            --            --

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(1)  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the Company), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank for Savings, Inc., SSB (the Bank), and the Bank's wholly owned subsidiary CS&L Services, Inc. All significant intercompany transactions have been eliminated.

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

          Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2001, the daily average gross reserve requirement was $651,000.
                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

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

          (c)  FHLB STOCK

               The Company, as a member of the Federal Home Loan Bank (FHLB) System, is required to maintain an investment in capital stock of the FHLB of Atlanta in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value. The FHLB stock is carried at cost.

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

               The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. As permitted by the statement, smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

               The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.
                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

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

     (e)  INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

          Loans, including impaired loans, are generally classified as nonaccrual if they are past due for a payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

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

     (f)  TRANSFERS AND SERVICING OF FINANCIAL ASSETS

          There were $470,400 in loans sold in 2001 with retained servicing rights. The recorded balance of the rights to service mortgage loans for others was $3,898 at December 31, 2001 and is included in other assets. There were no loan sales in 2000 with retained servicing rights. Fees on loans sold in 1999 are considered to adequately compensate the Company; therefore, no servicing assets were recorded on those sales.

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

          Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis less the amortized amount for retained servicing rights and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

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

     (j)  COMPREHENSIVE INCOME

          The Company reports as comprehensive income all changes in stockholders' equity during the year from nonowner sources. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company's only component of other comprehensive income is unrealized gains and losses on securities available for sale.

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

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

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

     (l)  NEW ACCOUNTING PRONOUNCEMENTS

          On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement is effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted, as amended by SFAS No. 137. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. On January 1, 2001, the Company transferred held-to-maturity investment securities with an amortized cost of approximately $5,978,000 to the available-for-sale category at fair value as allowed by SFAS No. 133. The unrealized loss at the time of transfer was approximately $32,000 before tax. Such transfers from the held-to-maturity category at the date of initial adoption shall not call into question the Company's intent to hold other debt securities to maturity in the future. The Company does not engage in any hedging activities, and, other than the aforementioned transfer of securities, the adoption of the statement had no material impact on the Company's consolidated financial statements.

          The Financial Accounting Standards Board (FASB) has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company adopted this statement during 2001 with no material impact to the Company.

          On July 1, 2001, the Company adopted SFAS No. 141, "Business Combinations". This Statement improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method--the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001.

          The FASB has issued SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This change provides investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The amortization of goodwill ceases upon adoption of the Statement, which will be January 1, 2002. Management of the Company anticipates that due to the fact that it does not have goodwill or other intangible assets, the adoption of SFAS No. 142 will not have a material effect on the Company.

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

(2)  SECURITIES

     Securities as of December 31, 2001 and 2000 are summarized as follows:

                                                                      GROSS           GROSS
                                                  AMORTIZED          UNREALIZED      UNREALIZED      ESTIMATED
                                                    COST               GAINS           LOSSES       MARKET VALUE
                                                ------------         ----------      ----------     -----------
      2001:
          SECURITIES AVAILABLE FOR SALE:
           U.S. Government and agency
             securities                         $  25,600,964          268,987        112,134        25,757,817
            Mortgage-backed securities             11,070,696          120,060         67,456        11,123,300
            Marketable equity securities            4,984,950          114,425             --         5,099,375
            Corporate bond                          1,004,917               --         15,229           989,688
                                                -------------      ------------     ---------      ------------

                    Total                       $  42,661,527          503,472        194,819        42,970,180
                                                =============      ===========      =========      ============

          SECURITIES HELD TO MATURITY:
            U.S. Government and agency
              securities                        $   5,000,000          282,815             --         5,282,815
                                                =============      ===========      =========      ============
      2000:
          SECURITIES AVAILABLE FOR SALE:
           U.S. Government and agency
             securities                         $  16,000,677           52,449          3,750        16,049,376
                                                =============      ===========      =========      ============
          SECURITIES HELD TO MATURITY:
            U.S. Government and agency
              securities                        $  18,014,900               --        447,085        17,567,815
            Mortgage-backed securities                962,876           22,835             --           985,711
                                                -------------      -----------      ---------      ------------
                           Total                $  18,977,776           22,835        447,085        18,553,526
                                                =============      ===========      =========      ============

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


     The maturities of securities at December 31, 2001 are summarized as follows:

                                                    AMORTIZED        ESTIMATED
                                                       COST         MARKET VALUE
                                                   -----------      ------------
Held to maturity:
    After 1 year through 5 years                   $ 5,000,000         5,282,815
                                                   ===========       ===========
Available for sale:
    After 1 year through 5 years                   $18,001,194        18,146,878
    After 5 years through 10 years                   8,604,687         8,600,627
    Marketable equity securities                     4,984,950         5,099,375
    Mortgage-backed securities                      11,070,696        11,123,300
                                                   -----------       -----------

                                                   $42,661,527        42,970,180
                                                   ===========       ===========

     Expected  maturities  for  mortgage-backed   securities  will  differ  from
     contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

     For the three years ended December 31, 2001, sales of investment securities resulted in gross realized gains of $125,172 in 2001, gross realized gains of $4,697 and gross realized losses of $291,979 in 2000, and gross realized gains of $938 in 1999.

     Investment securities having an aggregate carrying value of $11,592,502 at December 31, 2001 were pledged to secure public funds on deposit.

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

(3)  LOANS

     Loans at December 31, 2001 and 2000 are summarized as follows (in thousands):

                                                        2001            2000
                                                      ---------       ---------
    Real estate:
      Construction and land development               $  62,142          37,542
      Mortgage:
        1-4 family residential                          209,622         234,383
        Multi-family residential                         15,626          17,081
        Commercial                                       55,664          31,300
        Equity line                                      13,131          11,954
        Other                                               254             174
                                                      ---------       ---------

    Total real estate loans                             356,439         332,434

    Commercial, industrial and agricultural              13,430          10,970
    Consumer                                              7,285           7,236
                                                      ---------       ---------
    Total gross loans                                   377,154         350,640

    Unamortized net deferred fees                        (1,173)           (994)
                                                      ---------       ---------

    Loans                                             $ 375,981         349,646
                                                      =========       =========

     In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2001:

                  Balance at beginning of year   $ 2,441,071
                  New loans                        4,460,447
                  Repayments                      (1,017,766)
                                                 -----------

                  Balance at end of year         $ 5,883,752
                                                 ===========

     Activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

                                          2001          2000           1999
                                      -----------    -----------    -----------
       Balance at beginning of year   $ 2,159,663      1,306,381      1,178,242
       Provision for loan losses          460,000        970,000        210,000
       Loans charged-off                 (105,775)      (146,474)       (94,034)
       Recoveries                           8,849         29,756         12,173
                                      -----------    -----------    -----------

       Balance at end of year         $ 2,522,737      2,159,663      1,306,381
                                      ===========    ===========    ===========

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

     The following is a summary of nonperforming assets at December 31, 2001 and 2000 (in thousands):

                                                                  2001     2000
                                                                 ------   ------

            Loans 90 days past due and still accruing interest   $2,563      358
            Nonaccrual loans                                        505      333
            Other real estate owned                                 759      234
                                                                 ------   ------

            Total                                                $3,827      925
                                                                 ======   ======

     At December 31, 2001 and 2000, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $505,378 and $332,779, respectively, with no corresponding valuation allowances. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in impaired loans was approximately $513,000, $204,000 and $130,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

     In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

     The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 2001 and 2000 (in thousands):

                                                                 2001     2000
                                                               -------   -------
      Undisbursed portion of home equity lines of credit
          collateralized primarily by junior liens on
          1-4 family properties                                $12,031    10,475
      Other commitments and credit lines                        15,755    12,233
      Fixed-rate mortgage loan commitments                         618       100
      Adjustable-rate mortgage loan commitments                  1,881     1,158
                                                               -------   -------

      Total                                                    $30,285    23,966
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

     The Company originates both adjustable and fixed interest rate loans. The adjustable-rate loans have interest rate adjustment limitations and are indexed to various nationally recognized indexes or financial instruments. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short term deposits that have been primarily utilized to fund these loans.
                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


       Mortgage loans serviced for others approximated $56,041,406, $74,140,415 and $84,128,060 at December 31, 2001, 2000 and 1999, respectively.

(4)  PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

                                                       2001            2000
                                                   ------------    ------------
  Land                                             $  1,983,684       1,983,684
  Buildings                                           5,523,756       5,460,049
  Leasehold improvements                                307,994         307,994
  Furniture and equipment                             5,786,263       5,086,359
                                                   ------------    ------------

                                                     13,601,697      12,838,086
  Less accumulated depreciation and amortization     (7,129,982)     (6,565,476)
                                                   ------------    ------------

  Premises and equipment, net                      $  6,471,715       6,272,610
                                                   ============    ============

(5)  DEPOSITS

     Deposits at December 31, 2001 and 2000, are summarized as follows (in thousands):

                                                        2001              2000
                                                       --------         --------
    Demand                                             $ 17,716           12,650
    Checking with interest                               18,523           18,474
    Money market accounts                                24,862           22,236
    Savings                                              20,175           21,363
    Time deposits of $100 or more                        74,610           63,020
    Other time deposits                                 183,944          189,569
                                                       --------         --------
    Total                                              $339,830          327,312
                                                       ========         ========

     At December 31, 2001, the scheduled maturities of time deposits were (in thousands):

                     2002                          $215,463
                     2003                            41,611
                     2004                             1,444
                     2005                                --
                     2006                                --
                     Thereafter                          36
                                                   --------

                     Total time deposits           $258,554
                                                   ========
                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


(6)  BORROWED FUNDS

     Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2001 and 2000 are summarized as follows:

                                 2001       WAR          2000          WAR
                             -----------    ---      -----------       ---

Advances from FHLB           $83,000,000   4.59%     $55,000,000      6.23%
Affordable Housing Program
    Advances from FHLB            97,156   3.50%         101,477      3.50%
                             -----------             -----------
                 Total       $83,097,156             $55,101,477
                             ===========             ===========

     Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2001 was approximately $126,571,000. This agreement with the FHLB provides for a line of credit up to 25% of the Bank's assets. The maximum month end balances were $83 million, $75 million and $75 million during the years ended December 31, 2001, 2000 and 1999. Annual principal maturities of Federal Home Bank advances for the years subsequent to December 31, 2001 are as follows:

              2002                           $     35,000,000
              2003                                 20,000,000
              2004                                  5,000,000
              2010                                 10,000,000
              2011                                 13,000,000
                                             ----------------
                                             $     83,000,000
                                             ================


     The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

(7)  REGULATORY MATTERS AND CAPITAL REQUIREMENTS

     The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank for Savings, Inc. SSB. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

     As of December 31, 2001 and 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

                                                                   MINIMUM RATIO TO MAINTAIN
                                                                    WELL-CAPITALIZED STATUS
                                                                   --------------------------
                                    2001           2000              2001              2000
                                 ----------      ---------         --------           -------
      Risk-based capital:
          Tier I capital         $   33,428        30,781
          Total capital              35,951        32,941
          Risk-adjusted assets      326,820       268,061
          Quarterly average
            tangible assets         447,214       412,312

      Tier I capital ratio            10.23%        11.48%           6.00%             6.00%
      Total capital ratio             11.00%        12.29%          10.00%            10.00%
      Leverage capital ratio           7.47%         7.47%           5.00%             5.00%

     A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $2,509,453 at December 31, 2001.

     The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

(8)  BENEFIT PLANS

     The Company participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the Plan) covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last five years of employment.

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

     Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. Expenses related to this Plan were $34,537, $303,803 and $120,361 for the years 2001, 2000 and 1999, respectively.

     During 2000, the Company made certain changes to its defined benefit plan. As a result of these changes, three executives of the Company decided to take early retirement. The Company established a deferred compensation plan for these executives, which resulted in a pre-tax charge of approximately $686,000.

     The Company maintains a combined ESOP and 401(k) plan (the KSOP). Employees are able to contribute up to 15% of their eligible annual compensation to the KSOP subject to Internal Revenue Service limitations. The Company matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2001 and 2000 and 100% of the first 6% for 1999.

     The compensation expense incurred by the Company for the KSOP was $78,585, $107,784 and $175,638 for the years ended December 31, 2001, 2000 and 1999, respectively.

(9)  EARNINGS PER SHARE

     The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2001, 2000 and 1999:

                                               2001         2000         1999
                                            ----------   ----------   ----------
     Net income (numerator)                 $2,888,943    1,931,675    2,680,430
                                            ==========   ==========   ==========

     Shares for basic EPS (denominator)      2,797,317    2,714,216    2,819,846
     Dilutive effect of stock options           25,874       91,395      154,197
                                            ----------   ----------   ----------

     Shares for diluted EPS (denominator)    2,823,191    2,805,611    2,974,043
                                            ==========   ==========   ==========

     For the year ended December 31, 2001 and 2000, there were 14,204 and 114,043, respectively, of options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the 2001 calculation of the dilutive effect of stock options.

(10) INCOME TAXES

     Income tax expense consists of the following components for the years ended December 31, 2001, 2000 and 1999:

                                         2001            2000          1999
                                      -----------    -----------    -----------
      Current tax expense             $ 1,865,837      1,674,387      1,760,022
      Deferred tax benefit               (276,589)      (695,383)      (280,431)
                                      -----------    -----------    -----------

      Total tax expense               $ 1,589,248        979,004      1,479,591
                                      ===========    ===========    ===========

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

     For the year ended December 31, 2001, current tax expense consisted of $1,651,815 in federal tax expense and $214,022 in state tax expense. Deferred tax benefit for the year ended December 31, 2001, consisted of $227,083 in federal tax benefit and $49,506 in state tax benefit. For the year ended December 31, 2000, current tax expense consisted of $1,525,540 in federal tax expense and $148,847 in state tax expense. Deferred tax benefit for the year ended December 31, 2000, consisted of $570,120 in federal tax benefit and $125,263 in state tax benefit.

     The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

                                                            2001        2000
                                                         ----------   ----------
  Deferred tax assets:
      Allowance for loan losses                          $  972,515      693,368
      Accrued pension cost                                  207,118      264,315
                                                         ----------   ----------

  Total                                                   1,179,633      957,683
                                                         ----------   ----------

  Deferred tax liabilities:
      Deferred loan fees                                    167,046      220,418
      FHLB stock                                            190,467      190,467
      Excess of book over tax basis of equipment            204,231      208,930
      Unrealized gain on securities available for sale      120,376       18,992
      Other                                                   5,618        2,186
                                                         ----------   ----------

  Total                                                     687,738      640,993
                                                         ----------   ----------

  Net deferred tax asset                                 $  491,895      316,690
                                                         ==========   ==========

     The Company has no valuation allowance at December 31, 2001 or 2000 because management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

     Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                    2001           2000          1999
                                                -----------    -----------    -----------
Income taxes at federal tax rate                $ 1,522,585        989,631      1,414,407
Increase (decrease) resulting from:
    State income taxes, net of federal income
      tax benefit                                   108,581         15,565        108,200
    Cash surrender value of bank owned
      life insurance                                (34,035)            --             --
    Other                                            (7,883)       (26,192)       (43,016)
                                                -----------    -----------    -----------

Total                                           $ 1,589,248        979,004      1,479,591
                                                ===========    ===========    ===========

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

     Retained earnings at December 31, 2001 and 2000 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank's stock.

(11) STOCK OPTION PLAN

     The Company has a Stock Option Plan (the Option Plan) for selected employees of the Company and for nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

     The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested and exercisable upon being granted.

     A summary of the status of the Option Plan as of December 31, 2001, 2000 and 1999, and changes during the years then ended is presented below:

                            2001                     2000                        1999
                   ------------------------  ------------------------    -----------------------
                                WEIGHTED                  WEIGHTED                    WEIGHTED
                                 AVERAGE                   AVERAGE                    AVERAGE
                    NUMBER     OPTION PRICE   NUMBER     OPTION PRICE    NUMBER     OPTION PRICE
                   --------    -----------   --------    ------------    -------    ------------
Options
  outstanding,
  beginning of
  year              246,457    $    6.85      281,118    $   5.03        225,542    $  2.96
Granted              18,000        13.38       38,415       10.58         79,000      11.05
Exercised          (141,537)        3.77      (73,076)       2.82        (23,424)      2.21
Forfeited            (4,977)       10.86           --          --             --         --
                   --------    ---------     --------    --------        -------    -------
Options
    outstanding,
    end of year     117,943    $   11.37      246,457    $   6.85        281,118    $  5.03
                   ========    =========     ========    ========       ========    =======

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

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

                                2001                         2000                        1999
                      ------------------------     -----------------------      ------------------------
                          AS           PRO             AS           PRO           AS              PRO
                       REPORTED       FORMA         REPORTED       FORMA        REPORTED         FORMA
                      ----------     ---------     ---------     ---------      ---------      ---------
Net income            $2,888,943     2,859,846     1,931,675     1,884,770      2,680,430      2,513,362
Net income per
    share - basic           1.03          1.02           .71           .69           .95             .89
Net income per
    share - diluted         1.02          1.01           .69           .67           .90             .85

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000. The weighted average fair values of options granted in 2001, 2000 and 1999 were $2.65, $1.85 and $3.42, respectively.

                                                  2001                   2000                    1999
                                                ---------              ---------               --------
Risk-free interest rate                           4.86%                   6.00%                  6.25%
Dividend yield                                    1.85%                    2.0%                     0%
Expected volatility                                 20%                     20%                  17.8%
Expected lives (in years)                            8                       5                      5


                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

     The following table summarizes additional information about the Option Plan at December 31, 2001:

                                                           REMAINING
                                         NUMBER           CONTRACTUAL              NUMBER
        EXERCISE PRICE                OUTSTANDING             LIFE               EXERCISABLE
        --------------                -----------         ------------           -----------
           $ 7.50                       10,000              2.25 years             10,000
            10.50                        5,424              5.25 years              5,424
            10.94                        9,000              7.70 years              9,000
            11.00                       10,315              8.00 years             10,315
            11.00                          500               .40 years                500
            11.00                          500               .20 years                500
            11.06                       60,000              7.50 years             60,000
            11.50                        8,000                10 years              8,000
            14.88                       10,000              9.10 years             10,000
            19.50                        4,204              6.00 years              4,204
                                  ------------           -------------           --------
                                       117,943              7.20 years            117,943
                                  ============           =============           ========

(12) PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is presented below:

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                     2001                   2000
                                                              ----------------           ------------
      Assets:
          Cash                                                $          1,753                  1,170
          Equity investment in subsidiary                           33,616,593             30,811,081
          Other assets                                                 141,772                135,730
                                                              ----------------           ------------

                                                              $     33,760,118             30,947,981
                                                              ================           ============
      Liabilities and stockholders' equity:
          Other liabilities                                   $        141,838                135,802
          Stockholders' equity                                      33,618,280             30,812,179
                                                              ----------------           ------------

                                                              $     33,760,118             30,947,981
                                                              ================           ============

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


                       CONDENSED STATEMENTS OF OPERATIONS

                                                                  2001                  2000                   1999
                                                           ----------------      ----------------       ----------------

      Dividends from subsidiary                            $        347,309               825,242              4,556,645
      Equity in undistributed net income of subsidiary            2,586,569             1,114,286             (1,852,795)
      Miscellaneous expenses                                        (44,935)               (7,853)               (23,420)
                                                           ----------------      ----------------       ----------------

                                                           $      2,888,943             1,931,675              2,680,430
                                                           ================      ================       ================
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                  2001                  2000                   1999
                                                           ----------------      ----------------       ----------------
      Operating activities:
          Net income                                       $      2,888,943             1,931,675              2,680,430
          Equity in undistributed net income of
            subsidiary                                           (2,586,569)           (1,114,286)             1,852,795
          Change in other assets                                         --              (135,730)                    --
          Change in other liabilities                                    (6)                   72                     --
          Amortization of deferred organization costs                    --                    --                  8,841
                                                           ----------------      ----------------       ----------------
              Net cash provided by (used in)                        302,368               681,731              4,542,066
                operating activities

      Financing activities:
          Proceeds from issuance of common stock, net               261,249               206,035                 51,799
          Purchase and retirement of common stock                        --              (480,657)            (4,594,538)
          Cash dividends paid                                      (563,034)             (406,890)                    --
                                                           ----------------      ----------------       ----------------
                Net cash used in financing activities              (301,785)             (681,512)            (4,542,739)
                                                           ----------------      ----------------       ----------------

      Increase (decrease) in cash and cash
           equivalents                                                  583                   219                   (673)
      Cash and cash equivalents, beginning of year                    1,170                   951                  1,624
                                                           ----------------      ----------------       ----------------

      Cash and cash equivalents, end of year               $          1,753                 1,170                    951
                                                           ================      ================       ================

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

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

                                                                     (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2001 and 2000


          OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

          The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 3, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows (in thousands):

                                                  2001                                   2000
                                    -----------------------------------       -------------------------------
                                        CARRYING         ESTIMATED FAIR          CARRYING      ESTIMATED FAIR
                                         AMOUNT              VALUE                AMOUNT           VALUE
                                    ---------------    ----------------       -------------  ----------------
      Financial assets:
          Cash and cash
            equivalents              $    12,296            12,296                 18,148         18,148
          Securities:
            Available for sale            42,970            42,970                 16,049         16,049
            Held to maturity               5,000             5,283                 18,978         18,554
          Loans, net                     373,458           376,503                347,486        348,179
          FHLB stock                       4,155             4,155                  3,755          3,755
          Accrued interest
            receivable                     2,637             2,637                  2,776          2,776
      Financial liabilities:
          Deposits                       339,830           340,320                327,312        324,987
          Borrowed funds                  83,097            86,451                 55,101         53,391
          Accrued interest
            payable                          264               264                    300            300

(14) STOCK REPURCHASE PLAN

     On October 21, 1999 the Company's Board of Directors approved a Stock Repurchase Program authorizing the Company to repurchase up to 138,000 shares, or approximately 5% of the then outstanding shares of common stock. The Company did not purchase any shares pursuant to the program during 2001. During 2000, the Company purchased 46,385 shares at an average cost of $10.36 per share pursuant to the program.

(15) BRANCH SALE

     During February 2000, the Company sold the Robersonville, N. C. branch with $7.1 million in deposits to Southern Bank & Trust Company. A gain of $582,583 was realized on the sale.

(16) SUBSEQUENT EVENT

     On February 25, 2002, the Company sold a parcel of real estate, resulting in a gain of approximately $450,000 (unaudited).

                   DIRECTORS, OFFICERS AND FINANCIAL CENTERS

                                      BOARD OF DIRECTORS
                                  Cooperative Bankshares, Inc.
                             Cooperative Bank For Savings, Inc., SSB


FREDERICK WILLETTS, III                                           James D. Hundley, M.D.
CHAIRMAN, PRESIDENT & CEO                                         President, Wilmington Orthopaedic Group P.A.

Paul G. Burton                                                    H. T. King, III
President, Burton Steel Company                                   President, Hanover Iron Works, Inc.

Russell M. Carter                                                 R. Allen Rippy
President, Atlantic Corporation                                   Vice President, Rippy Cadillac Oldsmobile, Inc.

F. Peter Fensel, Jr.                                              O. Richard Wright, Jr.
President, F. P. Fensel Supply Company                            Attorney McGougan, Wright, Worley, Harper & Bullard



                                OFFICERS OF COOPERATIVE BANK

Frederick Willetts, III                                                         Chairman, President-Chief Executive Officer
O. C. Burrell, Jr.                                                         Executive Vice President-Chief Operating Officer
Dickson B. Bridger                                                                   Senior Vice President-Mortgage Lending
Todd L. Sammons, CPA                                                          Senior Vice President-Chief Financial Officer
Sandra B. Carr                                                                     Vice President-Retail Banking Operations
Linda B. Garland                                                              Vice President-Marketing/ Corporate Secretary
Raymond A. Martin                                                                       Vice President-Information Services
Donna H. Mitchell                                                                        Vice President-Mortgage Operations
John P. Payne, CPA                                                                                          General Auditor
Susie K. Register                                                              Vice President-Mortgage Servicing/Processing
Dare C. Rhodes                                                                               Vice President-Human Resources
Phillip T. Whittington, Jr.                                                               Vice President-Commercial Lending

                                            FINANCIAL CENTER LOCATIONS

                        Beaufort                                                      Tabor City
                        Belhaven                                                       Wallace
                      Elizabethtown                                                 Washington (2)
                    Jacksonville (2)                                                  Whiteville
                    Kill Devil Hills                                                Wilmington (4)
                      Morehead City
                                          Corolla -Loan Production Office

                             CORPORATE INFORMATION

                                              CORPORATE HEADQUARTERS
                                           Cooperative Bankshares, Inc.
                                                 201 Market Street
                                                   P.O. Box 600
                                         Wilmington, North Carolina 28402
                                                  (910) 343-0181

                     TRANSFER AGENT                                                SPECIAL COUNSEL
                   First Citizens Bank                                              Stradley Ronon
               Corporate Trust Department                                     Kantarian & Bronstein, LLP
                     P.O. Box 29522                                         1220 19th Street, NW Suite 700
           Raleigh, North Carolina 27626-0522                                    Washington, DC 20036


                     ANNUAL MEETING                                                   FORM 10-K
    The Annual Meeting of Stockholders of Cooperative                Copies of Form 10-K may be obtained without
             Bankshares, Inc. will be held:                          charge by writing to Linda B. Garland at the
              HILTON WILMINGTON RIVERSIDE,                                 Corporate Headquarters address.
      301 NORTH WATER STREET, WILMINGTON, NC 28401
              APRIL 26, 2002 AT 11:00 A.M.
    All stockholders are cordially invited to attend.



                                       ADDITIONAL INFORMATION OR COPIES
                                    For additional information, please contact
                                Linda B. Garland or Todd Sammons at (910) 343-0181
                                                 www.coop-bank.com

                                            ANNUAL DISCLOSURE STATEMENT
                              "This information has not been reviewed or confirmed
                                 for accuracy or relevancy by Federal Deposit
                                        Insurance Corporation (FDIC)."

                                  CAPITAL STOCK



Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 2001, there were 2,835,447 shares outstanding, which were held by 544 stockholders of record. The Company began paying a quarterly cash dividend in April 2000. Stock performance for 2001 and 2000 is given in the following table.

                           QUARTERLY COMMON STOCK DATA

                                   2001                     2000
 ---------------------------------------------------------------------
 QUARTERS ENDED             HIGH         LOW          HIGH        LOW
 ---------------------------------------------------------------------
 December                 12.400       9.500        12.000      9.000
 September                13.500       9.500        10.250      8.250
 June                     12.500      10.800        11.625      8.000
 March                    15.750       9.750        12.125      8.875
 ---------------------------------------------------------------------

                       COOPERATIVE BANK FINANCIAL CENTERS


1. Main Office       5. Jacksonville     9. Beaufort       13. Kill Devil Hills
2. Hanover           6. Wallace         10. Jacksonville   14. Washington
3. Long Leaf         7. Elizabethtown   11. Washington     15. Ogden
4. Morehead City     8. Tabor City      12. Belhaven       18  Whiteville


Loan Origination Office
     17  Corolla




[PICTURE OF MAP OF COUNTIES OF EASTERN NORTH CAROLINA WITH LOCATIONS OF FINANCIAL CENTERS INDICATED]