Form 10-K, Exhibit 13
period 2002-12-31
COOPERATIVE BANKSHARES INC
filed 2003-03-28
CIK 923529

[Picture here]




                                 ANNUAL REPORT

                               _________________
                                  COOPERATIVE
                                BANCSHARES, INC.
                               _________________



                           BUILDING ON A TRADITION OF
                   CUSTOMER SATISFACTION AND TRUST CINE 1898




                               DECEMBER 31, 2002

PROFILE

                    Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank (or the "Bank"); a North Carolina chartered commercial bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank and its subsidiaries. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

                    Cooperative Bank was chartered in 1898. The Bank's headquarters are located in Wilmington, North Carolina. Cooperative Bank operates 17 financial centers throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border. In addition, the Bank operates a subsidiary, Lumina Mortgage Company, Inc. ("Lumina") as a mortgage banking firm. Lumina has offices in Wilmington, North Carolina; North Myrtle Beach, South Carolina; and Virginia Beach, Virginia. In October 2002, the Bank changed the name of its subsidiary from CS&L Services, Inc. to Lumina Mortgage Company, Inc. The Bank's other subsidiary; CS&L Holdings, Inc. ("Holdings") is a holding company for CS&L Real Estate Trust, Inc. (the "REIT"), which is a newly formed Real Estate Investment Trust. The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposit accounts up to applicable limits.

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

                    The common stock of the Company is traded on the NASDAQ National Market under the symbol "COOP".

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

TABLE OF CONTENTS
                    Selected  Financial  and Other Data . . . . . . . . . . . .2
                    President's  Message. . . . . . . . . . . . . . . . . . . .3
                    Management's  Discussion & Analysis . . . . . . . . . . . .4
                    Independent  Auditors' Report . . . . . . . . . . . . . . 15
                    Consolidated Statements of Financial Condition. . . . . . 16
                    Consolidated  Statements  of Operations . . . . . . . . . 17
                    Consolidated Statements of Comprehensive Income . . . . . 18
                    Consolidated Statements of Stockholders' Equity . . . . . 19
                    Consolidated  Statements  of Cash Flows . . . . . . . . . 20
                    Notes to Consolidated Financial Statements. . . . . . . . 22
                    Corporate  Information  . . . . . . . . . . . . . . . . . 49
                    Directors, Officers, and Financial Center Locations . . . 50

                        SELECTED FINANCIAL AND OTHER DATA

AT DECEMBER 31,                                              2002           2001           2000            1999           1998
------------------------------------------------------------------------------------------------------------------------------
                                                                                   Dollars in Thousands
Selected Financial Condition Data:
  Assets                                                $ 504,210      $ 458,114      $ 414,961       $ 410,146      $ 389,773
  Loans, net                                              390,876        373,458        347,486         334,744        321,324
  Securities                                               49,935         47,970         35,027          45,261         44,749
  FHLB stock                                                4,055          4,155          3,755           3,755          2,825
  Deposits                                                357,254        339,830        327,312         304,834        301,656
  Borrowed funds                                          104,678         83,097         55,101          75,106         55,109
  Stockholders' equity                                     38,448         33,618         30,812          29,343         31,613


YEAR ENDED DECEMBER 31,                                      2002           2001           2000            1999           1998
------------------------------------------------------------------------------------------------------------------------------
                                                                                    Dollars in Thousands
Selected Operations Data:
  Interest income                                        $ 29,496       $ 31,117       $ 31,709        $ 28,449       $ 28,411
  Interest expense                                         13,875         18,916         19,305          16,422         17,212
  Net interest income                                      15,621         12,201         12,404          12,027         11,199
  Provision for loan losses                                   740            460            970             210            330
  Noninterest income                                        4,754          2,040          1,670           1,228          1,180
  Noninterest expenses                                     11,888          9,303         10,193           8,885          8,275
  Income before income taxes                                7,747          4,478          2,911           4,160          3,774
  Net income                                                4,944          2,889          1,932           2,680          2,385

------------------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios and Other Data:
  Return on average assets                                  1.05%          0.67%          0.47%           0.69%          0.62%
  Return on average equity                                 13.70%          8.91%          6.35%           8.88%          7.86%
  Average stockholders' equity to average assets            7.64%          7.57%          7.38%           7.74%          7.95%
  Non-performing assets to total assets                     0.24%          0.84%          0.22%           0.35%          1.08%
  Allowance for loan losses to total loans                  0.75%          0.67%          0.62%           0.39%          0.35%
  Dividend payout ratio                                    11.47%         19.49%         28.09%               -              -
Per Share Data:
  Earnings per:
     Common share - basic                                  $ 1.74         $ 1.03         $ 0.71          $ 0.95         $ 0.79
     Common share - diluted                                $ 1.73         $ 1.02         $ 0.69          $ 0.90         $ 0.74
  Cash dividends declared                                  $ 0.20         $ 0.20         $ 0.20               -              -
  Tangible book value                                     $ 13.56        $ 11.86        $ 11.35         $ 10.92        $ 10.38
  Number of common shares outstanding                   2,835,947      2,835,447      2,714,610       2,687,919      3,046,284


     Net income for the year ended December 31, 2002 was $4,944,497 or $1.73 per diluted share, a 71.2% increase over last year. Net income for the year ended December 31, 2001 was $2,888,943, or $1.02 per diluted share. Total assets at December 31, 2002 were $504.2 million as compared to $458.1 million at December 31, 2001, a 10.1% increase in assets during the year. Stockholders' equity at December 31, 2002, was $38.4 million, or $13.56 per share, and represented 7.63% of assets.

     In May 2002, we completed our purchase of Lumina Mortgage Company, a Wilmington-based mortgage banking firm with additional offices in Virginia Beach, Virginia, and North Myrtle Beach, South Carolina. This acquisition, in addition to placing us in our two adjacent states, also increases significantly the fee income that will be generated going forward as Lumina is a full service mortgage banking firm, selling its entire product and receiving fee income in return.

     Also, in May 2002, we installed an ATM at Wrightsville Beach providing additional bank services both to the vacationers from outside of our area as well as our customer base who find it convenient to bank at Wrightsville Beach.

     During 2002, the Company continued paying a quarterly cash dividend of $.05 per share to our stockholders, and it is our hope and intention to continue paying such dividends in the future.

     On December 31, 2002, the Bank completed its previously announced conversion from a state savings bank to a state commercial bank. This conversion formalizes the transition that the Bank has been making over the past several years from a savings institution to a full service community bank. The official name of the bank is now, Cooperative Bank.

     In summary, the past year has been an exciting one for our Company. We have experienced a dramatic improvement in earnings and efficiencies, and significant growth in retail and commercial loans, making our balance sheet increasingly more bank-like. The acquisition of Lumina Mortgage Company will increase the non interest earnings of the Company as well as provide additional outlets for the origination of mortgage loans in our two adjacent states. As I look to the future, I do so with a great deal of confidence in our ability to continue to provide banking services to the people of Eastern North Carolina, and now to those in Virginia and South Carolina as well. I thank you for your continued support.

                                       Sincerely yours,
                                       Frederick Willetts, III
                                       President

GENERAL

     Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company is the parent company of Cooperative Bank (the "Bank"); a North Carolina chartered commercial bank. Cooperative Bank, headquartered in Wilmington, North Carolina was chartered in 1898. The Bank provides financial services through 17 financial centers in Eastern North Carolina. The Bank's subsidiary, Lumina Mortgage Company, Inc. ("Lumina") is a mortgage banking firm originating and selling residential mortgage loans through offices in Wilmington, North Carolina; North Myrtle Beach, South Carolina; and Virginia Beach, Virginia. In October 2002, the Bank changed the name of its subsidiary from CS&L Services, Inc. to Lumina Mortgage Company, Inc. The Bank's other subsidiary; CS&L Holdings, Inc. ("Holdings") is a holding company for CS&L Real Estate Trust, Inc. (the "REIT"), which is a newly formed real estate investment trust. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

     The following is management's discussion and analysis presented to assist in understanding the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this report.

CRITICAL ACCOUNTING POLICY

     The Bank's most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bank's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. For further information on the allowance for loan losses, see the "Financial Condition" in Management's Discussion and Analysis and Note 3 of the "Notes to Consolidated Financial Statements" included in this Annual Report.

MANAGEMENT STRATEGY

     Cooperative Bank's lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years, however, the Bank has emphasized origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans. As of December 31, 2002 approximately $268 million, or 69%, of the Bank's loan portfolio, which excludes loans held for sale, consisted of loans secured by residential properties. This amount includes $32 million of loans classified as construction and land development. This was down from approximately $273 million, or 73% at December 31, 2001. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2002, adjustable rate and fixed rate loans totaled approximately 65% and 35%, respectively, of the Bank's total loan portfolio.

     The Bank has chosen to sell a large percentage of its fixed rate mortgage loan originations in the secondary market and through brokered arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income. This is part of the continuing effort to restructure the balance sheet and operations to be more reflective of a commercial bank.

     In 2002, the Bank sold $8.8 million in loans in the secondary market where the Bank retained the servicing of the loans and receives a fee payable monthly of up to 1/4% per annum of the unpaid balance of each loan. In addition, the bank sold $6.3 million in the secondary market and $24.5 million through a brokered arrangement where the bank released the servicing of the loans. Lumina sold $90.4 million in the secondary market during 2002.

     The growth in the loan portfolio has been concentrated in real estate-backed construction and land development and commercial loans. These loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk also causes the allowance for loan losses to increase, which is the primary reason for the increase in the allowance over the past three years.

     The Bank has begun construction to build additional branches in Wilmington and Morehead City, North Carolina.

INTEREST RATE SENSITIVITY ANALYSIS

     Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2002, the Company had a one-year positive gap position of 4.9%. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income, while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

     The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.



INTEREST RATE SENSITIVITY ANALYSIS

                                                            Over One       Over Five
                                             One Year       Through         Through        Over Ten
December 31, 2002                            or Less        Five Years     Ten Years         Years           Total
--------------------------------------------------------------------------------------------------------------------
                                                            (Dollars in thousands)
Interest-earning assets:
     Securities                             $  22,453       $  18,801      $   3,699        $  4,982       $  49,935
     Interest-bearing bank balances                 -               -              -               -               -
     Federal Home Loan Bank stock               4,055               -              -               -           4,055
     All Loans                                302,572         108,233          7,631           1,037         419,473
                                            ---------       ---------      ---------        --------       ---------
        Total                               $ 329,080       $ 127,034      $  11,330        $  6,019       $ 473,463
                                            =========       =========      =========        ========       =========
Interest-bearing liabilities:
     Deposits                               $ 237,934       $  91,321      $   8,199        $      -       $ 337,454
     Borrowed funds                            66,589          20,010         18,015              64         104,678
                                            ---------       ---------      ---------        --------       ---------
        Total                               $ 304,523       $ 111,331      $  26,214        $     64       $ 442,132
                                            =========       =========      =========        ========       =========

Interest rate sensitivity gap               $  24,557       $  15,703      $ (14,884)       $  5,955       $  31,331
                                            =========       =========      =========        ========       =========
Cumulative interest rate sensitivity gap    $  24,557       $  40,260      $  25,376        $ 31,331
                                            =========       =========      =========        ========
Cumulative ratio of interest-earning
    assets to interest-bearing liabilities     108.1%           109.7%         105.7%          107.1%
                                            =========       =========      =========        ========
Ratio of cumulative gap to total assets          4.9%             8.0%           5.0%            6.2%
                                            =========       =========      =========        ========

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

     One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). At December 31, 2002, the percentage of negative estimated change in EVE is reduced in the rising rate environments as compared to the estimated change at December 31, 2001. Changes to EVE in declining rate environments from December 31, 2001, to December 31, 2002, are negatively impacted. The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios as of December 31, 2002 (in thousands).

-----------------------------------------------------------------------------
Market Risk Table
December 31, 2002

           Change in             Economic            Estimated      Estimated
         Interest Rates       Value of Equity         $ Change      % Change
-----------------------------------------------------------------------------
400 basis point rise             $ 31,946            (10,604)         -25%
300 basis point rise               34,651             (7,899)         -19%
200 basis point rise               37,754             (4,796)         -11%
100 basis point rise               41,277             (1,273)          -3%
Base Scenario                      42,550                  -
100 basis point decline            41,745               (805)          -2%
200 basis point decline            40,570             (1,980)          -5%
300 basis point decline            41,887               (663)          -2%
400 basis point decline            45,011              2,461            6%
---------------------------------------------------------------------------

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

     At December 31, 2002, the estimated market value of liquid assets (cash, cash equivalents, marketable securities and loans held for sale) was approximately $87.6 million, representing 19.0% of deposits and borrowed funds as compared to $60.5 million or 14.3% of deposits and borrowed funds at December 31, 2001. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short maturities (within 5 years) and call dates, consistent with the Bank's focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of shareholders' equity, net of deferred taxes.

     The Company's securities portfolio consists of U.S. Treasury, U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation ("FHLMC"), a Household Finance Corporation note and a Ford Motor Credit Company Note. The Federal National Mortgage Association (FNMA) and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

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

     The Company's primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2002, outstanding off-balance sheet commitments to extend credit totaled $38.2 million, and the undisbursed portion of construction loans was $32.7 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2002 (in thousands).

                                                                      Payments Due by Period
                                                  -------------------------------------------------------------
                                                                  Less
                                                                 than 1        1-3         4-5        Over 5
             Contractual Obligations                 Total        year        years       years        years
                                                  --------------------------------------------------------------

Borrowed Funds                                       $ 104,678    $ 61,585    $ 15,000      $ 5,000    $ 23,093
Lease Obligations                                        2,998         285         471          264       1,978
Deposits                                               357,254     294,339      62,653          181          81

                                                  --------------------------------------------------------------
Total Contractual Cash Obligations                   $ 464,930    $356,209    $ 78,124      $ 5,445    $ 25,152
                                                  ==============================================================

                                                                 Amount of Commitment Expiration
                                                                           Per Period
                                                  --------------------------------------------------------------
                                                     Total        Less
                                                    Amounts      than 1        1-3         4-5        Over 5
                Other Commitments                  Committed      year        years       years        years
                                                  --------------------------------------------------------------
Undisbursed portion of home equity
   collateralized primarily by junior liens
   on 1-4 family properties                           $ 14,130       $ 633     $ 1,414        $ 411    $ 11,672
Other commitments and credit lines                      13,843       3,144       7,631          295       2,773
Undisbursed portion of construction loans               32,667      32,667           -            -           -
Available for sale mortgage loan commitments             3,729       3,729           -            -           -
Fixed-rate mortgage loan commitments                       879         879           -            -           -
Adjustable-rate mortgage loan
   commitments                                           5,614       5,614           -            -           -

                                                  --------------------------------------------------------------
Total Commitments                                     $ 70,862    $ 46,666     $ 9,045        $ 706    $ 14,445
                                                  ==============================================================

CAPITAL

     Stockholders' equity at December 31, 2002, was $38.4 million, up $4.8 million, or 14.4%, from $33.6 million at December 31, 2001. The improved capital position during the year 2002 reflects the impact of earnings retention after the declaration of cash dividends of $567,163, or $0.20 per share, and the exercising of 500 stock options. Stockholders' equity at December 31, 2002 and December 31, 2001 includes unrealized gains net of tax of $635,500 and $188,278, respectively, on securities available for sale.

     Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2002, the Bank's leverage capital ratio was 7.52%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 2002, the Bank had a ratio of qualifying total capital to risk-weighted assets of 11.00%.

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

     On December 19, 2002, the Company's Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 17, 2003, to shareholders of record on January 2, 2003. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies, and economic conditions in the marketplace.

RELATED PARTY TRANSACTIONS

     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank's employee loan program which offers a six month adjustable rate that is 1% above the Bank's cost of funds rounded up to the next 1/4%. An employee can only have one property at any given time that qualifies for the employee rate program. The interest rate is the only favorable term. Officers do not get preferential treatment in this program over other employees. For further information, see Note 3 of Notes to Consolidated Financial Statements included in this Annual Report and the Company's Proxy Statement for its 2003 Annual Meeting of Stockholders.

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                 DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

FINANCIAL CONDITION

     The Company's total assets increased 10.1% to $504.2 million at December 31, 2002, as compared to $458.1 million at December 31, 2001. The major changes in the assets are as follows: an increase of $2.9 million (57.2%) in held to maturity securities, an increase of $17.4 million (4.7%) in net loans receivable, and a $1.6 million (15.2%) increase in other assets. In addition, primarily due to the Lumina purchase, loans held for sale were $25.7 million at December 31, 2002 and there was not a similar asset at December 31, 2001. Although the Company has historically concentrated its lending activities on the origination of loans for the purpose of financing or refinancing residential properties, it is now actively pursuing construction, land development, consumer, and business lending. The Bank funded the increase in securities, loans and other assets with a $17.4 million (5.1%) increase in retail deposits, a $21.6 million (26.0%) increase in borrowed funds and other available liquid assets. The increase in deposits was primarily in the seven month certificates due to the customer's desire to stay short in the current rate environment. The Bank also attracted an additional $7.2 million in internet deposits. Internet deposits are primarily obtained from other financial institutions in increments of $99,000 with terms primarily of one or two years. The increase in borrowings was due to a short term loan from another financial institution, used to fund the loans held for sale. This loan is collateralized by the loans held for sale. The increase in other assets was due to an increase in cash surrender value of bank owned life insurance ("BOLI") of $1.4 million and a $662,000 increase in Goodwill due to the purchase of Lumina Mortgage Company. Other liabilities increased $2.2 million (206.5%) primarily due to accounts payable and accrued expenses.

     The Company's nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $1.2 million, or 0.24% of assets, at December 31, 2002, compared to $3.8 million or 0.84% of assets, at December 31, 2001. The Company usually assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $2.9 million at December 31, 2002 is adequate to cover probable losses inherent in the loan portfolio.

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

     The process used to allocate the allowance for loan losses considers, among other factors, whether the borrower is a mortgage, retail or commercial customer, whether the loan is secured or unsecured, and whether the loan is an open or closed-end agreement. Generally, loans are reviewed and risk graded among groups of loans with similar characteristics. An independent third party annually reviews our risk grades for appropriateness. The probable loss projections for each risk grade group are the basis for the allowance allocation. The loss estimates are based on prior experience, general risk associated with each loan group and current economic conditions. The unallocated allowance for loan losses primarily represents the impact of certain conditions that were not considered in allocating the allowance to the specific components of the loan portfolio.

     At December 31, 2002 deposits had increased $17.4 million (5.1%) to $357.3 million as compared to $339.8 million at December 31, 2001. With the focus to restructure the balance sheet to be more reflective of a commercial bank, management took an aggressive position in attracting interest and noninterest bearing demand deposit accounts. Interest and noninterest bearing demand accounts increased $4.2 million (11.6%) to $40.4 million as compared to $36.2 million at December 31, 2001.

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

NET INCOME

     Net income increased 71.2% to $4.9 million for 2002, as compared to $2.9 million in 2001 and $1.9 million in 2000. The following analysis of the Company's results of operations will explain the changes that had an effect on net income for the three years under review.
<

INTEREST INCOME

     Interest income amounted to $29.5 million during 2002, a $1.6 million (5.2%) decrease from 2001 levels, which decreased $592,000 (1.9%) from the 2000 levels. Interest income reduction during 2002 resulted from lower yields on earning assets. The average balance of interest-earning assets increased 8.1% but was more than offset by the yield decreasing 93 basis points as compared to the same period a year ago. The yield fell because of the action the Federal Reserve took to reduce interest rates hoping to spur the economy. The Federal Reserve's actions continue to cause adjustable rate loans to adjust down and new loans to be made at a lower rate. During 2001, the decrease in interest income was due to the yield on average interest-earning assets decreasing 37 basis points because of the interest rate cuts. The average balance of interest-earning assets increased 3.0% as compared to 2000. The yield on average interest-earning assets for the year 2002 decreased to 6.62% as compared to 7.55% for 2001 and 7.92% for 2000.

INTEREST EXPENSE

     Interest expense amounted to $13.9 million during 2002, a $5.0 million (26.7%) decrease from 2001 levels, compared to a $388,000 (2.0%) decrease from 2000 to 2001. The decrease in interest expense during 2002 resulted from a lower cost of interest-bearing liabilities. During 2002, the average balance of interest-bearing liabilities increased 9.5% but was more than offset by the cost decreasing 164 basis points as compared to 2001. During 2001 the decrease in interest expense was due to a 26 basis point drop in the average rate paid against a 3.2% increase in the average balance of interest-bearing liabilities as compared to 2000. The average cost on interest-bearing liabilities for the year 2002 decreased to 3.33% as compared to 4.97% for 2001 and 5.23% for 2000.

NET INTEREST INCOME

     Net interest income totaled $15.6 million during 2002, an increase of $3.4 million or 28.0% over 2001, when net interest income was $12.2 million. During 2001, net interest income decreased $203,000 or 1.6% under the $12.4 million recorded during 2000. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2002. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2002 and 2001. The interest rate spread was 3.29% for 2002, compared to 2.58% for 2001 and 2.69% for 2000. The increased interest rate spread can be attributed to the fact that liabilities have repriced more than assets during 2002. The net yield on interest-earning assets was 3.51% for 2002 compared to 2.96% for 2001 and 3.10% for 2000.

     During 2001, the Bank provided a retirement benefit for its Board of Directors, President and Executive Vice President. In addition, the Directors can now defer their Board compensation. These benefits are funded through the purchase of BOLI, which should enable the Bank to provide these benefits without a reduction to net income. This transaction will have a negative impact on net interest income of approximately $350,000 annually because it was funded with borrowed funds. Noninterest income should be positively affected by approximately $320,000 annually.

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

                                                                                            For the year ended
                                              --------------------------------------------------------------------------
                                                       DECEMBER 31, 2002                     DECEMBER 31, 2001
                                              ----------------------------------    ----------------------------------
(DOLLARS IN THOUSANDS)                                                   Average                               Average
                                                Average                   Yield/      Average                   Yield/
                                                Balance     Interest       Cost       Balance     Interest       Cost
                                              ------------ ------------  ---------  ------------ ------------  ---------
ASSETS
Interest-earning assets:
   Interest-bearing deposits in other banks      $  2,732      $    48      1.76%      $  7,648      $   271      3.54%
   Securities:
        Available for sale                         41,185        2,184      5.30%        36,671        2,212      6.03%
        Held to maturity                            7,206          433      6.01%         7,452          400      5.37%
   FHLB stock                                       4,141          220      5.31%         3,761          254      6.75%
   All loans                                      390,210       26,611      6.82%       356,540       27,980      7.85%
                                                 --------      -------    ------       --------      --------  -------
    Total interest-earning assets                 445,474      $29,496      6.62%       412,072       31,117      7.55%
                                                               -------                               --------
Non-interest earning assets                        27,330                                16,676
                                                 --------                              --------
Total assets                                     $472,804                              $428,748
                                                 ========                              ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits                                       334,980       10,146      3.03%      $319,777      $15,353      4.80%
   Borrowed funds                                  81,867        3,729      4.55%        60,943        3,563      5.85%
                                                 --------      -------    ------       --------      -------   -------
    Total interest-bearing liabilities            416,847      $13,875      3.33%       380,720       18,916      4.97%
                                                               -------                               -------
Non-interest bearing liabilities                   19,855                                15,588
                                                 --------                              --------

    Total liabilities                             436,702                               396,308
    Stockholders' equity                           36,102                                32,440
                                                 --------                              --------
Total liabilities and stockholders' equity       $472,804                              $428,748
                                                 ========                              ========

Net interest income                                            $15,621                               $12,201
                                                               =======                               =======
Interest rate spread                                                        3.29%                                 2.58%
                                                                         =======                               =======
Net yield on interest-earning assets                                        3.51%                                 2.96%
                                                                         =======                               =======
Percentage of average interest-earning
   assets to average interest-bearing
   liabilities                                                             106.9%                                108.5%
                                                                         =======                               =======
                                                    For the year ended
                                              -----------------------------------
                                                       DECEMBER 31, 2000
                                              -----------------------------------
(DOLLARS IN THOUSANDS)                                                  Average
                                              Average                    Yield/
                                              Balance      Interest       Cost
                                              ----------  ------------  ---------
ASSETS
Interest-earning assets:
   Interest-bearing deposits in other banks    $  9,528       $   390      4.09%
   Securities:
        Available for sale                       21,619         1,267      5.86%
        Held to maturity                         18,385         1,066      5.80%
   FHLB stock                                     3,755           291      7.75%
   All loans                                    346,848        28,695      8.27%
                                               --------       -------    ------
    Total interest-earning assets               400,135        31,709      7.92%
                                                              -------
Non-interest earning assets                      11,665
                                               --------
Total assets                                   $411,800
                                               ========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits                                    $303,379       $15,062      4.96%
   Borrowed funds                                65,470         4,243      6.48%
                                               --------       -------    ------
    Total interest-bearing liabilities          368,849        19,305      5.23%
                                                              -------
Non-interest bearing liabilities                 12,549
                                               --------

    Total liabilities                           381,398
    Stockholders' equity                         30,402
                                               --------
Total liabilities and stockholders' equity     $411,800
                                               ========

Net interest income                                           $12,404
                                                              =======
Interest rate spread                                                       2.69%
                                                                        =======
Net yield on interest-earning assets                                       3.10%
                                                                        =======
Percentage of average interest-earning
   assets to average interest-bearing
   liabilities                                                            108.5%
                                                                        =======

                              RATE/VOLUME ANALYSIS

     The table below provides information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by old rate) and (ii) changes in rates (change in rate multiplied by old volume). The changes attributable to changes in rate-volume have been allocated to the other categories based on relative absolute values.

                                                         For the year ended                         For the year ended
                                               December 31, 2001 vs. December 31, 2002   December 31, 2000 vs. December 31, 2001
                                                         Increase (Decrease)                        Increase (Decrease)
                                                              Due to                                     Due to
(DOLLARS IN THOUSANDS)                         -------------------------------------     ---------------------------------------
                                               Volume          Rate          Total        Volume          Rate          Total
                                               ------------------------------------      ---------------------------------------
Interest income:
   Interest-bearing deposits in other banks    $ (126)      $   (97)     $  (223)        $  (72)       $   (47)       $ (119)
   Securities:
        Available for sale                        255          (283)         (28)           906             39           945
        Held to maturity                          (13)           46           33           (593)           (73)         (666)
   FHLB stock                                      24           (58)         (34)             -            (37)          (37)
   All loans                                    2,497        (3,866)      (1,369)           788         (1,503)         (715)
                                               ------       -------      -------         ------        -------        ------
    Total interest-earning assets               2,637        (4,258)      (1,621)         1,029         (1,621)         (592)
                                               ------       -------      -------         ------        -------        ------

Interest expense:
   Deposits                                       699        (5,906)      (5,207)           797           (506)          291
   Borrowed funds                               1,058          (892)         166           (282)          (398)         (680)
                                               ------       -------      -------         ------        -------        ------
    Total interest-bearing liabilities          1,757        (6,798)      (5,041)           515           (904)         (389)
                                               ------       -------      -------         ------        -------        ------
Net interest income                            $  880       $ 2,540      $ 3,420         $  514        $  (717)       $ (203)
                                               ======       =======      =======         ======        =======        ======

PROVISION FOR LOAN LOSSES

     The provision for loan losses charged to operations was $740,000 during 2002, compared to $460,000 during 2001 and $970,000 during 2000. The provision for 2000 included an increase of approximately $670,000 made in response to a detailed review of the Bank's loan portfolio. Management's decision to increase the loan loss reserve was considered appropriate in light of the successful expansion in the commercial loan portfolio and was not in response to any significant increase in non-performing assets. While commercial loans typically earn a higher yield than traditional residential mortgage loans, they pose an incrementally higher level of credit risk to the Company. A review of the portfolio during the first quarter of 2000 highlighted this trend in the portfolio and prompted management to make this provision. The commercial loan portfolio continues to expand which is why the provision for loan losses continued to increase in 2002 over 2001. Nonperforming assets at December 31, 2002 were $1.2 million compared to $3.8 million at December 31, 2001 and $925,000 at December 31, 2000. Net charge-offs for 2002 were $326,000 compared to $97,000 during 2001 and $117,000 during 2000. At December 31, 2002, the allowance for loan losses was 0.75% of net loans as compared to 0.67% for 2001 and 0.62% for 2000. The allowance for loan losses increased to $2.9 million at December 31, 2002 compared to $2.5 million at December 31, 2001 and $2.2 million at December 31, 2000. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

NONINTEREST INCOME

     Total noninterest income increased to $4.8 million during 2002, an increase of $2.7 million or 133.0% over 2001. This compares to $2.0 million and $1.7 million during 2001 and 2000, respectively. The major component in the year 2002 that had the most impact on noninterest income was the gain on sale of loans resulting in net gains of $1.9 million versus a gain of $11,000 in 2001. These gains were realized primarily as a result of the purchase of Lumina. There was also a gain on sale of real estate of $465,000 in 2002 but no similar transaction in 2001. Service charges and fees on loans decreased to $649,000 (11.2%) during the year 2002 as compared to $731,000 (63.6%) for 2001 and $447,000 in 2000. The decrease in service charges and fees on loans for 2002 was mainly due to a decrease in loan settlement service fees for loans processed for others and loans serviced for others. The increase in 2001 was due to the fact that the program for settlement services processed for others began in May 2000. Bank-owned life insurance earnings increased to $399,000 (298.1%) in 2002 from $100,000 in 2001. This insurance was purchased in September of 2001. Other income increased to $223,000 (111.7%) during the year 2002 as compared to $105,000 (5.6%) for 2001 and $100,000 in 2000. The majority of the increase can be attributed to the increase in commissions for annuity sales and mutual funds, through UVEST Investment Services sold in 2002.

NONINTEREST EXPENSE

     Total noninterest expense was $11.9 million during the year 2002, an increase of $2.6 million or 27.8% from 2001. The major increase in noninterest expense during the year 2002 can be attributed to compensation and related costs increasing to $7.0 million (36.9%) in 2002 as compared to $5.1 million in 2001 and $6.0 million in 2000. The increase was due to increases in incentive based pay, costs of benefits, staffing levels and normal increases in salaries as well as higher personnel costs as a result of the purchase of Lumina. The decrease in 2001 of 15.2% was due to a modification of the defined benefit plan and a onetime early retirement offering to certain employees. The Bank's occupancy and equipment expense was $2.3 million during 2002, an increase of 11.7 % as compared to $2.1 million in 2001 and $2.0 million in 2000. The increase in the years 2002 and 2001 can be attributed to additional maintenance necessary to keep the buildings and equipment in good repair, increases in property tax, increases in the cost of data processing services, and normal increases in utility expenses as well as the purchase of Lumina in 2002. Advertising cost for the year 2002 was $358,000, an increase of 28.8% as compared to $278,000 in 2001 and $398,000 in 2000. The reduction in advertising in 2001 can be attributed to a more conservative advertising policy that year. Other operating expense was $1.6 million, an increase of 3.0% as compared to $1.6 million in 2001 and $1.4 million in 2000. The majority of the increase in 2001 can be attributed to credits the Bank received in 2000 for phone lines for data processing. No such credits were received in 2002 and 2001.

INCOME TAXES

     The effective tax rate for the years ended December 31, 2002, 2001 and 2000 was 36.2%, 35.5% and 33.6% respectively. The lower effective tax rate in 2000 was due to higher relative levels of state tax-exempt income.

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

                                                                  2002
                                              Fourth       Third        Second       First
----------------------------------------------------------------------------------------------
                                                         Dollars in Thousands
Selected Quarter-End Balances:
  Assets                                      $ 504,210    $ 498,035    $ 479,435   $ 462,846
  Loans, net                                    390,876      386,940      384,871     375,125
  Securities                                     49,935       51,298       48,438      47,354
  FHLB stock                                      4,055        4,155        4,155       4,155
  Deposits                                      357,254      359,873      360,536     352,083
  Borrowed funds                                104,679       96,133       80,929      74,295
  Stockholders' equity                           38,448       37,065       35,776      34,142

----------------------------------------------------------------------------------------------
                                                         Dollars in Thousands
Selected Operations Data:
  Interest income                               $ 7,374      $ 7,366      $ 7,393     $ 7,362
  Interest expense                                3,234        3,380        3,502       3,758
  Net interest income                             4,140        3,986        3,891       3,604
  Provision for loan losses                         220          120          120         280
  Noninterest income                              1,666        1,274          604       1,210
  Noninterest expenses                            3,450        3,277        2,611       2,550
  Income before income taxes                      2,136        1,863        1,764       1,984
  Net income                                      1,305        1,220        1,131       1,288

----------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
  Return on average assets                        1.06%        1.02%        0.98%       1.13%
  Return on average equity                       13.65%       13.29%       12.91%      14.99%
  Average stockholders' equity to average assets  7.74%        7.69%        7.57%       7.53%
Per Share Data:
  Earnings per:
     Common share - basic                        $ 0.46       $ 0.43       $ 0.40      $ 0.45
     Common share - diluted                      $ 0.46       $ 0.43       $ 0.40      $ 0.45
  Cash dividends declared                        $ 0.05       $ 0.05       $ 0.05      $ 0.05
  Tangible book value                           $ 13.56      $ 13.07      $ 12.62     $ 11.86
  Number of common shares outstanding         2,835,947    2,835,947    2,835,947   2,835,447

                                                                      2001
                                                  Fourth       Third       Second       First
--------------------------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------------------------

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

                                       14

                               [KPMG LETTERHEAD]





                          INDEPENDENT AUDITORS' REPORT




The Board of Directors
Cooperative Bankshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Raleigh, North Carolina
January 24, 2003

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition
                           December 31, 2002 and 2001

                             ASSETS                                       2002            2001
                                                                      ------------   ------------
Cash and due from banks, noninterest-bearing                          $ 11,858,603     10,709,799
Interest-bearing deposits in other banks                                        --      1,585,779
                                                                      ------------   ------------
                 Total cash and cash equivalents                        11,858,603     12,295,578
Securities:
     Available for sale (amortized cost of $41,033,409 in 2002
        and $42,661,527 in 2001)                                        42,075,212     42,970,180
     Held to maturity (estimated market value of $8,009,087
        in 2002 and $5,282,815 in 2001)                                  7,859,955      5,000,000
FHLB stock                                                               4,054,700      4,154,900
Loans held for sale                                                     25,659,935             --
Loans                                                                  393,812,940    375,980,628
     Less allowance for loan losses                                      2,936,795      2,522,737
                                                                      ------------   ------------
                 Net loans                                             390,876,145    373,457,891
Other real estate owned                                                    619,163        759,272
Accrued interest receivable                                              2,239,826      2,637,367
Premises and equipment, net                                              7,019,219      6,471,715
Prepaid expenses and other assets                                       11,946,819     10,367,162
                                                                      ------------   ------------
                 Total assets                                         $504,209,577    458,114,065
                                                                      ============   ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                              $357,254,096    339,830,052
Short-term borrowings                                                   61,585,827     35,000,000
Escrow deposits                                                            223,604        220,944
Accrued interest payable                                                   284,568        264,391
Accrued expenses and other liabilities                                   3,320,629      1,083,242
Long-term obligations                                                   43,092,592     48,097,156
                                                                      ------------   ------------
                 Total liabilities                                     465,761,316    424,495,785
                                                                      ------------   ------------
Commitments and contingencies
Stockholders' equity:
     Preferred stock, $1 par value: 3,000,000 shares authorized,
        no shares issued and outstanding                                        --             --
     Common stock, $1 par value: 7,000,000 shares authorized,
        2,835,947 and 2,835,447 issued and outstanding                   2,835,947      2,835,447
     Additional paid-in capital                                          2,440,645      2,435,720
     Accumulated other comprehensive income                                635,500        188,278
     Retained earnings                                                  32,536,169     28,158,835
                                                                      ------------   ------------
                 Total stockholders' equity                             38,448,261     33,618,280
                                                                      ------------   ------------
                 Total liabilities and stockholders' equity           $504,209,577    458,114,065
                                                                      ============   ============

See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Operations
                  Years ended December 31, 2002, 2001 and 2000

                                                                   2002          2001          2000
                                                               -----------   -----------   -----------
Interest income:
     Loans                                                     $26,611,364    27,980,414    28,694,889
     Securities                                                  2,613,110     2,611,299     2,332,743
     Other                                                          51,633       271,767       390,285
     Dividends on FHLB stock                                       219,730       253,918       291,036
                                                               -----------   -----------   -----------
                 Total interest income                          29,495,837    31,117,398    31,708,953
                                                               -----------   -----------   -----------
Interest expense:
     Deposits                                                   10,148,866    15,352,845    15,061,870
     Borrowed funds                                              3,726,021     3,563,469     4,242,721
                                                               -----------   -----------   -----------
                 Total interest expense                         13,874,887    18,916,314    19,304,591
                                                               -----------   -----------   -----------
Net interest income                                             15,620,950    12,201,084    12,404,362
Provision for loan losses                                          740,000       460,000       970,000
                                                               -----------   -----------   -----------
                 Net interest income after provision for
                    loan losses                                 14,880,950    11,741,084    11,434,362
                                                               -----------   -----------   -----------
Noninterest income:
     Gain on sale of loans                                       1,852,388        11,150           245
     Net gain (loss) on sale of securities                         135,182       125,172      (287,282)
     Service charges and fees on loans                             649,074       731,338       446,922
     Deposit-related fees                                        1,030,429       967,171       827,432
     Gain on sale of real estate                                   464,977            --       582,583
     Bank-owned life insurance earnings                            398,528       100,104            --
     Other income, net                                             223,008       105,324        99,694
                                                               -----------   -----------   -----------
                 Total noninterest income                        4,753,586     2,040,259     1,669,594
                                                               -----------   -----------   -----------
Noninterest expenses:
     Compensation and fringe benefits                            7,016,029     5,124,945     6,046,774
     Occupancy and equipment                                     2,317,141     2,073,635     1,994,560
     Professional and examination fees                             570,229       238,681       310,363
     Advertising                                                   357,775       277,758       397,662
     Real estate owned                                              14,300        22,053        36,031
     Other                                                       1,612,495     1,566,080     1,407,797
                                                               -----------   -----------   -----------
                 Total other operating expenses                 11,887,969     9,303,152    10,193,187
                                                               -----------   -----------   -----------
Income before income taxes                                       7,746,567     4,478,191     2,910,679
Income tax expense                                               2,802,070     1,589,248       979,004
                                                               -----------   -----------   -----------
                 Net income                                    $ 4,944,497     2,888,943     1,931,675
                                                               ===========   ===========   ===========
Net income per share:
     Basic                                                     $      1.74          1.03           .71
                                                               ===========   ===========   ===========
     Diluted                                                          1.73          1.02           .69
                                                               ===========   ===========   ===========
Weighted average common shares outstanding:
     Basic                                                       2,835,712     2,797,317     2,714,216
                                                               ===========   ===========   ===========
     Diluted                                                     2,859,014     2,823,191     2,805,611
                                                               ===========   ===========   ===========

See accompanying notes to consolidated financial statements

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income
                  Years ended December 31, 2002, 2001 and 2000

                                                    2002           2001           2000
                                                -----------     ----------     ----------
Net income                                      $ 4,944,497      2,888,943      1,931,675
Other comprehensive income:
     Unrealized gain arising during the year        868,332        385,127        286,808
     Tax expense                                   (338,649)      (150,201)      (111,855)
     Reclassification to realized (gain) loss      (135,182)      (125,172)       287,282
     Tax expense (benefit)                           52,721         48,817       (112,040)
                                                -----------     ----------     ----------
                 Other comprehensive income         447,222        158,571        350,195
                                                -----------     ----------     ----------
Comprehensive income                            $ 5,391,719      3,047,514      2,281,870
                                                ===========     ==========     ==========

See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY
                 Consolidated Statements of Stockholders' Equity
                  Years ended December 31, 2002, 2001 and 2000

                                                                                 ACCUMULATED
                                                                                   OTHER
                                                                  ADDITIONAL     COMPREHENSIVE                     TOTAL
                                                     COMMON        PAID-IN       INCOME (LOSS),     RETAINED    STOCKHOLDERS'
                                                     STOCK         CAPITAL           NET            EARNINGS       EQUITY
                                                   ----------    ----------       --------        -----------   -----------
Balance, December 31, 1999                         $2,687,919     2,531,998       (320,488)        24,443,871    29,343,300
     Exercise of stock options                         73,076       132,959             --                 --       206,035
     Tax benefit of stock option exercise                  --         4,251             --                 --         4,251
     Repurchase of stock (46,385 shares)              (46,385)     (434,272)            --                 --      (480,657)
     Other comprehensive income, net  of  taxes            --            --        350,195                 --       350,195
     Net income for year                                   --            --             --          1,931,675     1,931,675
     Cash dividends ($.20 per share)                       --            --             --           (542,620)     (542,620)
                                                   ----------    ----------       --------        -----------   -----------
Balance, December 31, 2000                          2,714,610     2,234,936         29,707         25,832,926    30,812,179
     Exercise of stock options                        141,537       392,364             --                 --       533,901
     Tax benefit of stock option exercise                  --        60,372             --                 --        60,372
     Stock traded to exercise options
        (20,700 shares)                               (20,700)     (251,952)            --                 --      (272,652)
     Other comprehensive income, net of taxes              --            --        158,571                 --       158,571
     Net income for year                                   --            --             --          2,888,943     2,888,943
     Cash dividends ($.20 per share)                       --            --             --           (563,034)     (563,034)
                                                   ----------    ----------       --------        -----------   -----------
Balance, December 31, 2001                          2,835,447     2,435,720        188,278         28,158,835    33,618,280
     Exercise of stock options                            500         4,925             --                 --         5,425
     Other comprehensive income, net of taxes              --            --        447,222                 --       447,222
     Net income for year                                   --            --             --          4,944,497     4,944,497
     Cash dividends ($.20 per share)                       --            --             --           (567,163)     (567,163)
                                                   ----------    ----------       --------        -----------   -----------
Balance, December 31, 2002                         $2,835,947     2,440,645        635,500         32,536,169    38,448,261
                                                   ==========    ==========       ========        ===========   ===========

See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 2002, 2001 and 2000

                                                                          2002             2001             2000
                                                                    -------------      -----------      -----------
Net income                                                          $   4,944,497        2,888,943        1,931,675
Adjustments to reconcile net income to net cash
     provided by operating activities:
        Net accretion and amortization                                    300,135           45,494           15,085
        Depreciation                                                      801,173          669,842          639,291
        Net (gain) loss on sale of securities                            (135,182)        (125,172)         287,282
        Gain on sale of loans                                          (1,777,314)         (11,150)            (245)
        Deferred tax benefit                                               (3,990)        (276,589)        (695,383)
        Loss (gain) on sales of premises and equipment                   (464,977)           8,621             (130)
        Gain on sale of branch office                                          --               --         (582,583)
        Loss (gain) on sales of foreclosed real estate                     (6,855)           3,793           22,681
        Valuation losses on foreclosed real estate                        108,738           36,330               --
        Provision for loan losses                                         740,000          460,000          970,000
        Proceeds from sales of loans                                  106,027,979          506,245           44,560
        Loan originations held for sale                              (129,910,600)              --               --
        Changes in assets and liabilities:
           Accrued interest receivable                                    397,541          139,037         (309,675)
           Prepaid expenses and other assets                             (148,324)        (843,020)         890,265
           Accrued interest payable                                        20,177          (36,005)        (169,702)
           Accrued expenses and other liabilities                       2,225,719          269,985          496,507
                                                                    -------------      -----------      -----------
                 Net cash provided (used) by operating activities     (16,881,283)       3,736,354        3,539,628
                                                                    -------------      -----------      -----------
Purchases of securities available for sale                            (29,203,805)     (82,123,753)     (10,000,000)
Purchases of securities held to maturity                               (4,165,348)              --         (986,604)
Purchase of Lumina Mortgage Company                                      (773,188)              --               --
Proceeds from maturity of securities available for sale                        --       16,000,000        5,000,000
Proceeds from sale of securities available for sale                    24,058,015       43,107,351       16,277,957
Proceeds from maturities of securities held to maturity                        --        8,000,000               --
Repayments of mortgage-backed securities available for sale             6,721,816        2,413,006          213,783
Repayments of mortgage-backed securities held to maturity               1,192,533               --               --
Loan originations, net of principal repayments                        (18,229,406)     (28,078,369)     (15,451,318)
Proceeds from disposals of foreclosed real estate                         221,207          643,413          353,420
Purchases of premises and equipment                                    (1,311,187)        (902,513)        (789,299)
Proceeds from sales of premises and equipment                             499,071            3,518           68,154
Net cash paid related to sale of branch office                                 --               --       (5,156,761)
Net expenditures on foreclosed real estate                               (111,829)         (35,352)         (14,985)
Purchases of FHLB stock                                                  (350,000)        (399,600)              --
Proceeds from sale of FHLB stock                                          450,200               --               --
Purchases of life insurance                                            (1,000,000)      (8,088,704)              --
                                                                    -------------      -----------      -----------
                 Net cash used in investing activities                (22,001,921)     (49,461,003)     (10,485,653)
                                                                    -------------      -----------      -----------
Net increase in deposits                                               17,424,044       12,517,728       29,576,608
Net proceeds (repayments) on short-term borrowings                      6,585,827        5,000,000      (40,000,000)
Repayments on long-term obligations                                        (4,564)          (4,321)          (4,090)
Proceeds received on long-term obligations                             15,000,000       23,000,000       20,000,000
Proceeds from issuance of common stock, net                                 5,425          261,249          206,035
Purchase and retirement of common stock                                        --               --         (480,657)
Dividends paid                                                           (567,163)        (563,034)        (406,890)
Net change in escrow deposits                                               2,660         (339,831)         218,071
                                                                    -------------      -----------      -----------
                 Net cash provided by financing activities             38,446,229       39,871,791        9,109,077
                                                                    -------------      -----------      -----------
                 Increase (decrease) in cash and
                    cash equivalents                                     (436,975)      (5,852,858)       2,163,052
Cash and cash equivalents:
     Beginning of year                                                 12,295,578       18,148,436       15,985,384
                                                                    -------------      -----------      -----------
     End of year                                                    $  11,858,603       12,295,578       18,148,436
                                                                    =============      ===========      ===========

                                                                                                        (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 2002, 2001 and 2000

                                                             2002          2001          2000
                                                         -----------    ----------    ----------
Cash paid for:
     Interest                                            $13,854,710    18,952,319    19,305,008
     Income taxes                                          2,597,763     1,699,583     1,739,500
Summary of noncash investing and financing activities:
     Transfer from loans to other real estate owned          989,602     1,151,318       351,201
     Transfer of premises and equipment to other real
        real estate owned                                         --        21,427            --
     Loans to facilitate the sale of foreclosed
        real estate                                          918,450            --            --
     Unrealized gains (losses) on securities available
        for sale, net of taxes                               447,222       158,571       350,195
     Transfer of securities from held to maturity to
        available for sale at fair value                          --     5,946,000            --
     Long-term obligations reclassified to short-term
        borrowings                                        20,000,000    15,000,000    15,000,000


See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001



(1)  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the Company), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank (the Bank), and the Bank's wholly owned subsidiaries, Lumina Mortgage Company, Inc. (Lumina) and CS&L Holdings, Inc. (Holdings) and Holdings' wholly owned subsidiary, CS&L Real Estate Trust, Inc. (REIT). All significant intercompany transactions have been eliminated.

     NATURE OF OPERATIONS

     The Company operates 20 offices (including 16 full service branches) in Eastern North Carolina and North Myrtle Beach, South Carolina and Virginia Beach, Virginia and offers a wide range of banking services including deposits, bankcards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary source of revenue is interest income from its loan and securities portfolios.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates made by the Company in the preparation of the consolidated financial statements are the determination of the reserve for loan losses and fair value estimates.

     RECLASSIFICATIONS

     Certain items included in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on the net income or stockholders' equity as previously reported.

     SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of the Company are summarized below:

     (a)  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions.

          Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2002, the daily average gross reserve requirement was $823,000.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

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

     (d)  LOANS HELD FOR SALE

          As a part of its normal business operations, the Company originates mortgage loans that have been approved by secondary investors. The Company issues a rate lock commitment to a customer and concurrently "locks in" with a secondary market investor under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within several weeks of the Company initially funding the loan. The Company receives origination fees from borrowers and servicing release premiums from the investors that are recognized on the Statement of Operations in the line item "gain on sale of loans". Between the initial funding of the loans by the Company and the subsequent purchase by the investor, the Company carries the loans on its balance sheet at cost.

     (e)  LOANS AND ALLOWANCE FOR LOAN LOSSES

          Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs and unearned discounts are amortized to interest income over the contractual life of the loan using the interest method. If a loan is sold, the remaining deferred loan fees and costs are included in gain on sale of loans in the period the loan is sold.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

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

     (f)  INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

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

     (g)  TRANSFERS AND SERVICING OF FINANCIAL ASSETS

          There were $8,832,200 and $470,400 in loans sold in 2002 and 2001, respectively, with retained servicing rights. The recorded balance of the rights to service mortgage loans for others was $73,240 at December 31, 2002 as compared to $3,898 at December 31, 2001 and is included in other assets. There were no loan sales in 2000 with retained servicing rights.

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

     (h)  OTHER REAL ESTATE OWNED

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

     (i)  PREMISES AND EQUIPMENT

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

     (j)  INCOME TAXES

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


     (k)  STOCK-BASED COMPENSATION

          On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The option exercise price is the market price of the common stock on the date the option is granted. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

                                                                                 YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------
                                                                        2002           2001            2000
                                                                   -------------   ------------     -----------
              Net income, as reported                              $   4,944,497      2,888,943       1,931,675
              Deduct:  Total stock-based employee
                  compensation expense determined
                  under fair value based method for all
                  awards, net of related tax effects                     (60,543)       (29,097)        (46,905)
                                                                   -------------   ------------     -----------
              Proforma net income                                  $   4,883,954      2,859,846       1,884,770
                                                                   =============   ============     ===========
              Earnings per share:
                  Basic - as reported                              $        1.74           1.03            0.71
                                                                   =============   ============     ===========
                  Basic - proforma                                 $        1.72           1.02            0.69
                                                                   =============   ============     ===========
                  Diluted- as reported                             $        1.73           1.02            0.69
                                                                   =============   ============     ===========
                  Diluted - proforma                               $        1.71           1.01            0.67
                                                                   =============   ============     ===========

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000. The weighted average fair values of options granted in 2002, 2001 and 2000 were $3.60, $2.65 and $1.85, respectively.

                                                2002         2001        2000
                                               -----        ------      ------
     Risk-free interest rate                   4.79%         4.86%       6.00%
     Dividend yield                            1.45%         1.85%       2.00%
     Expected volatility                         25%           20%         20%
     Expected lives (in years)                    8             8           5

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

     (l)  COMPREHENSIVE INCOME

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

     (m)  SEGMENT INFORMATION

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

          The Company has determined that it operates primarily in one operating segment, the providing of general commercial financial services to customers located in the single geographic area of Eastern North Carolina, Southeastern Virginia and Northeastern South Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

     (n)  NEW ACCOUNTING PRONOUNCEMENTS

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

          The Company does not engage in hedging activities except for the buy and sell commitments for loans held for sale, which are deemed immaterial due to the fact the Company issues a rate lock commitment to a customer and concurrently "locks in" the loan with a secondary market investor under a best efforts delivery mechanism. Therefore, market risk is mitigated because any commitments to fund a loan available for sale is concurrently hedged by a commitment from an investor to purchase the loan under the same terms. Loans are usually sold within 60 days after closing. Other than the aforementioned transfer of securities, the adoption of the Statement had no material impact on the Company.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


          On July 1, 2001, the Company adopted SFAS No. 141, "Business Combinations". This Statement improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method - the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. The purchase method was used in recording the acquisition of Lumina Mortgage Company.

          On January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company did not have any goodwill until the purchase of Lumina Mortgage Company on May 31, 2002. This purchase created goodwill in the amount of $661,543. In accordance with Statement No. 142, this goodwill will not be amortized but instead will be tested for impairment annually.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

          In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by a sale. The Company adopted the provisions of SFAS No. 144 on January 1, 2002. The implementation did not have a material impact on the Company's consolidated financial statements.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


          In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's consolidated financial statements.

          In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions". This Statement requires financial institutions to subject all of their goodwill, including amounts previously recorded as intangible assets relating to transactions now determined to be business combinations under SFAS No. 147, to an annual impairment test instead of amortizing the asset over its estimated useful life. The adoption of SFAS No. 147 on October 1, 2002 did not have a material effect on the Company's consolidated financial statements.

          In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

          Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest in a variable interest equity created before February 1, 2003, the interpretation applies to that enterprise no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

(2)  SECURITIES

     Securities as of December 31, 2002 and 2001 are summarized as follows:

                                                                       GROSS         GROSS
                                                                     UNREALIZED     UNREALIZED        ESTIMATED
                                                 AMORTIZED COST        GAINS          LOSSES         MARKET VALUE
                                                 --------------      ----------     ----------       ------------
      2002:
          SECURITIES AVAILABLE FOR SALE:
           U.S. Government and agency
             securities                            $ 19,104,121          558,725            --           19,662,846
            Mortgage-backed securities               14,457,784          348,228            --           14,806,012
            Marketable equity securities              4,975,000           99,500            --            5,074,500
            Corporate bonds                           2,496,504           59,743        24,393            2,531,854
                                                   ------------      -----------     ---------         ------------

                    Total                          $ 41,033,409        1,066,196        24,393           42,075,212
                                                   ============      ===========     =========         ============
          SECURITIES HELD TO MATURITY:
            U.S. Government and agency
              securities                           $  5,000,000          122,600            --            5,122,600
            Mortgage-backed securities                2,859,955           26,532            --            2,886,487
                                                   ------------      -----------     ---------         ------------
                                                   $  7,859,955          149,132            --            8,009,087
                                                   ============      ===========     =========         ============

                                                                                                        (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

                                                                       GROSS         GROSS
                                                                     UNREALIZED     UNREALIZED        ESTIMATED
                                                 AMORTIZED COST        GAINS          LOSSES         MARKET VALUE
                                                 --------------      ----------     ----------       ------------
      2001:
          SECURITIES AVAILABLE FOR SALE:
           U.S. Government and agency
             securities                         $    25,600,964          268,987       112,134        25,757,817
            Mortgage-backed securities               11,070,696          120,060        67,456        11,123,300
            Marketable equity securities              4,984,950          114,425            --         5,099,375
            Corporate bonds                           1,004,917               --        15,229           989,688
                                                ---------------      -----------   -----------       -----------

                    Total                       $    42,661,527          503,472       194,819        42,970,180
                                                ===============      ===========   ===========       ===========
          SECURITIES HELD TO MATURITY:
            U.S. Government and agency
              securities                        $     5,000,000          282,815            --         5,282,815
                                                ===============      ===========   ===========       ===========

       The maturities of securities at December 31, 2002 are summarized as follows:

                                                                     ESTIMATED
                                                    AMORTIZED          MARKET
                                                      COST             VALUE
                                                   -----------       -----------
Held to maturity:
    Within 1 year                                  $ 5,000,000         5,122,600
    Mortgage-backed securities                       2,859,955         2,886,487
                                                   -----------       -----------

                                                   $ 7,859,955         8,009,087
                                                   ===========       ===========
Available for sale:
    Within 1 year                                  $   300,516           306,000
    After 1 year through 5 years                    12,697,765        12,983,166
    After 5 years through 10 years                   8,602,344         8,905,534
    Marketable equity securities                     4,975,000         5,074,500
    Mortgage-backed securities                      14,457,784        14,806,012
                                                   -----------       -----------

                                                   $41,033,409        42,075,212
                                                   ===========       ===========

     Expected  maturities  for  mortgage-backed   securities  will  differ  from
     contractual   maturities   because  borrowers  have  the  right  to  prepay
     obligations without prepayment penalties.

     For the three years ended December 31, 2002, sales of investment securities resulted in gross realized gains of $135,182 in 2002, gross realized gains of $125,172 in 2001, gross realized gains of $4,697 and gross realized losses of $291,979 in 2000.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

     Investment securities having an aggregate carrying value of $13,905,534 at December 31, 2002 were pledged to secure public funds on deposit. Investment securities having an aggregate carrying value of $511,312 at December 31, 2002 were pledged to secure repurchase agreements. Investment securities having an aggregate carrying value of $987,720 at December 31, 2002 were pledged to secure the Treasury tax and loan account with the Federal Reserve Bank.

(3)  LOANS

       Loans at December 31, 2002 and 2001 are summarized as follows (in thousands):

                                                        2002            2001
                                                      ---------       ---------
Real estate:
    Construction and land development                 $  51,431          62,142
    Mortgage:
      1-4 family residential                            204,395         209,622
      Multi-family residential                           17,044          15,626
      Commercial                                         87,257          55,664
      Equity line                                        14,541          13,131
      Other                                                 363             254
                                                      ---------       ---------

Total real estate loans                                 375,031         356,439

Commercial, industrial and agricultural                  13,717          13,430
Consumer                                                  6,396           7,285
                                                      ---------       ---------
Total gross loans                                       395,144         377,154

Unamortized net deferred fees                            (1,331)         (1,173)
                                                      ---------       ---------

Loans                                                 $ 393,813         375,981
                                                      =========       =========

     In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2002 (in thousands):

                    Balance at beginning of year   $ 6,380
                    New loans                        2,503
                    Repayments                      (1,076)
                                                   -------

                    Balance at end of year         $ 7,807
                                                   =======

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


     Activity in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 is summarized as follows (in thousands):

                                             2002          2001          2000
                                            -------       -------       -------

Balance at beginning of year                $ 2,523         2,160         1,306
Provision for loan losses                       740           460           970
Loans charged-off                              (360)         (106)         (146)
Recoveries                                       34             9            30
                                            -------       -------       -------

Balance at end of year                      $ 2,937         2,523         2,160
                                            =======       =======       =======

     The following is a summary of nonperforming assets at December 31, 2002 and 2001 (in thousands):

                                                                2002       2001
                                                               ------     ------

Loans 90 days past due and still accruing interest             $  249      2,563
Nonaccrual loans                                                  335        505
Other real estate owned                                           619        759
                                                               ------     ------

Total                                                          $1,203      3,827
                                                               ======     ======

     At December 31, 2002, 2001 and 2000, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $334,289, $505,378 and $332,779, respectively, with no corresponding valuation allowances. For the years ended December 31, 2002, 2001 and 2000, the average recorded investment in impaired loans was approximately $254,000, $513,000 and $204,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

     In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

     The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 2002 and 2001 (in thousands):

                                                              2002      2001
                                                             -------   -------
Undisbursed portion of home equity lines of credit
    collateralized primarily by junior liens on 1-4
    family properties                                        $14,130    12,031
Other commitments and credit lines                            13,843    15,755
Undisbursed portion of construction loans                     32,667    33,728
Fixed-rate mortgage loan commitments                             879       618
Adjustable-rate mortgage loan commitments                      5,614     1,881
Available-for-sale mortgage loan commitments                   3,729        --
                                                             -------   -------

Total                                                        $70,862    64,013
                                                             =======   =======

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


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

     Mortgage loans serviced for others approximated $44,809,000, $56,041,000 and $74,140,000 at December 31, 2002, 2001 and 2000, respectively.

(4)  PREMISES AND EQUIPMENT

     Premises and equipment at December 31, 2002 and 2001 are summarized as follows (in thousands):

                                                           2002          2001
                                                         --------      --------

Land                                                     $  2,526         1,984
Buildings                                                   5,539         5,524
Leasehold improvements                                        369           308
Furniture and equipment                                     6,516         5,786
                                                         --------      --------

                                                           14,950        13,602
Less accumulated depreciation and amortization             (7,931)       (7,130)
                                                         --------      --------

Premises and equipment, net                              $  7,019         6,472
                                                         ========      ========

(5)  DEPOSITS

     Deposits at December 31, 2002 and 2001, are summarized as follows (in thousands):

                                                          2002             2001
                                                       --------         --------
Demand                                                 $ 19,800           17,716
Checking with interest                                   20,630           18,523
Money market accounts                                    24,213           24,862
Savings                                                  20,345           20,175
Time deposits of $100 or more                            85,831           74,610
Other time deposits                                     186,435          183,944
                                                       --------         --------

Total                                                  $357,254          339,830
                                                       ========         ========

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


     At December 31, 2002, the scheduled maturities of time deposits were (in thousands):

                 2003                       $209,351
                 2004                         59,689
                 2005                          2,964
                 2006                            100
                 2007                             81
                 Thereafter                       81
                                            --------

                 Total time deposits        $272,266
                                            ========


(6)  BORROWED FUNDS

     Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2002 and 2001 are summarized as follows:

                                                      2002              WAR              2001          WAR
                                                  ---------------     -------       ------------    ----------

           Advances from FHLB                     $    81,000,000        3.84%      $ 83,000,000       4.59%
           Affordable Housing Program
               Advances from FHLB                          92,592        3.50%            97,156       3.50%
           Advances for loans held
                for sale                               23,485,233        4.09%                --        --
           Repurchase agreements                          100,594        0.70%                --        --
                                                  ---------------                   ------------

                            Total                 $   104,678,419                   $ 83,097,156
                                                  ===============                   ============

     Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2002 was approximately $115,762,000. This agreement with the FHLB provides for a line of credit up to 25% of the Bank's assets. The maximum month end balances were $83 million, $83 million and $75 million during the years ended December 31, 2002, 2001 and 2000, respectively. Annual principal maturities of Federal Home Bank advances for the years subsequent to December 31, 2002 are as follows:


       2003                           $     38,000,000
       2004                                 15,000,000
       2006                                  5,000,000
       2010                                 10,000,000
       2011                                 13,000,000
                                      ----------------

                                      $     81,000,000
                                      ================
                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


     The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

     Lumina borrows money on a short-term basis principally from another financial institution to fund its loans that are held for sale. At December 31, 2002, the balance of this borrowing was $23.5 million. Borrowings for loans that were funded from this line of credit within 60 days were at a rate of 3.63% and borrowings for loans that were funded more than 60 days ($2.3 million) were at a rate of 8.25%. This borrowing is collateralized by mortgage loans held for sale. When a loan is sold, the proceeds are used to repay the borrowing. Loans are usually sold within 60 days. This borrowing agreement provides for a maximum line of credit up to $10 million, but the financial institution continues to supply sufficient funds for loans originated by Lumina during the large volume increase caused by the current low interest rate environment.

     Cooperative enters into agreements with customers to transfer excess funds in a demand account into a repurchase agreement. Under the repurchase agreement, the Bank sells the customer an interest in securities that are direct obligations of the United States Government. The customer's interest in the underlying security shall be repurchased by the Bank at the opening of the next banking day. The rate fluctuates weekly and is tiered, with the highest rate being .50% below the 90-day Treasury Bill.

(7)  REGULATORY MATTERS AND CAPITAL REQUIREMENTS

     The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2002, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

     As of December 31, 2002 and 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

     The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

                                                                                  MINIMUM RATIO TO MAINTAIN
                                                                                    WELL-CAPITALIZED STATUS
                                                                                ------------------------------
                                          2002                 2001               2002                 2001
                                       ----------            ---------          ---------            ---------
      Risk-based capital:
          Tier I capital               $   37,193              33,428
          Total capital                    40,130              35,951
          Risk-adjusted assets            364,763             326,820
          Quarterly average
            tangible assets               494,455             447,214

      Tier I capital ratio                  10.20%              10.23%            6.00%                6.00%
      Total capital ratio                   11.00%              11.00%           10.00%               10.00%
      Leverage capital ratio                 7.52%               7.47%            5.00%                5.00%

     A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $2,219,170 at December 31, 2002.

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

     Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. Expenses related to this Plan were $164,618, $34,537 and $303,803 for the years 2002, 2001 and 2000, respectively.

     During 2000, the Company made certain changes to its defined benefit plan. As a result of these changes, three executives of the Company decided to take early retirement. The Company established a deferred compensation plan for these executives, which resulted in a pre-tax charge of approximately $686,000.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


     The Bank maintains a Supplemental Retirement 401(k) Plan (the 401(k)). Employees are able to contribute up to 15% of their eligible annual compensation to the 401(k) subject to Internal Revenue Service limitations. The Bank matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2002, 2001 and 2000.

     The compensation expense incurred by the Company for the 401(k) was $90,098, $78,585 and $107,784 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Lumina also maintains a 401(k) plan for its employees. Participants are able to contribute up to 20% of their eligible annual compensation to this plan subject to Internal Revenue Service limitations. The Company does not match employee contributions.

(9)  EARNINGS PER SHARE

     The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2002, 2001 and 2000:

                                          2002        2001          2000
                                       ----------   ----------   ----------

Net income (numerator)                 $4,944,497    2,888,943    1,931,675
                                       ==========   ==========   ==========

Shares for basic EPS (denominator)      2,835,712    2,797,317    2,714,216
Dilutive effect of stock options           23,302       25,874       91,395
                                       ----------   ----------   ----------

Shares for diluted EPS (denominator)    2,859,014    2,823,191    2,805,611
                                       ==========   ==========   ==========

     For the years ended December 31, 2002, 2001 and 2000, there were 14,204, 14,204 and 114,043, respectively, of options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the 2002, 2001 and 2000 calculations of the dilutive effect of stock options.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


(10) INCOME TAXES

     Income tax expense consists of the following components for the years ended December 31, 2002, 2001 and 2000:

                                       2002           2001           2000
                                    -----------    -----------    -----------
Current tax expense:
   Federal                          $ 2,379,444      1,651,815      1,525,540
   State                                426,616        214,022        148,847
                                    -----------    -----------    -----------
       Total current tax expense      2,806,060      1,865,837      1,674,387
                                    -----------    -----------    -----------

Deferred tax expense (benefit):
   Federal                             (113,579)      (227,083)      (570,120)
   State                                109,589        (49,506)      (125,263)
                                    -----------    -----------    -----------
       Total deferred tax benefit        (3,990)      (276,589)      (695,383)
                                    -----------    -----------    -----------

       Total tax expense            $ 2,802,070      1,589,248        979,004
                                    ===========    ===========    ===========

     The components of the net deferred tax asset at December 31, 2002 and 2001 are as follows:

                                                          2002           2001
                                                       -----------    -----------
Deferred tax assets:
    Allowance for loan losses                          $ 1,132,134        972,515
    Deferred compensation                                  226,150        207,118
                                                       -----------    -----------

Total gross deferred tax assets                          1,358,284      1,179,633

Valuation allowance                                        (82,469)            --
                                                       -----------    -----------

Total net deferred tax assets                            1,275,815      1,179,633
                                                       -----------    -----------

Deferred tax liabilities:
    Deferred loan fees                                     120,264        167,046
    FHLB stock                                             169,829        190,467
    Excess of book over tax basis of equipment             186,755        204,231
    Unrealized gain on securities available for sale       406,303        120,376
    Like kind exchange of real estate                      179,249             --
    Other                                                    3,456          5,618
                                                       -----------    -----------

Total                                                    1,065,856        687,738
                                                       -----------    -----------

Net deferred tax asset                                 $   209,959        491,895
                                                       ===========    ===========

     The Company has established a valuation allowance at December 31, 2002 because management has determined that it is more likely than not that some of the deferred tax assets will not be realized. For the year ended December 31, 2002, the valuation allowance increased $82,469.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

     Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                   2002           2001            2000
                                                -----------    -----------    -----------

Income taxes at federal tax rate                $ 2,633,833      1,522,585        989,631
Increase (decrease) resulting from:
    State income taxes, net of federal income
      tax benefit                                   353,895        108,581         15,565
    Cash surrender value of bank owned
      life insurance                               (135,500)       (34,035)          --
    Tax exempt securities                           (72,701)       (36,350)          --
    Other                                            22,543         28,467        (26,192)
                                                -----------    -----------    -----------

Total                                           $ 2,802,070      1,589,248        979,004
                                                ===========    ===========    ===========

     Retained earnings at December 31, 2002 and 2001 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank's stock.

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

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

     A summary of the status of the Option Plan as of December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:

                                        2002                             2001                             2000
                            -----------------------------    -----------------------------    -----------------------------
                                             WEIGHTED                         WEIGHTED                         WEIGHTED
                                              AVERAGE                          AVERAGE                          AVERAGE
                               NUMBER       OPTION PRICE       NUMBER        OPTION PRICE       NUMBER        OPTION PRICE
                            -------------   -------------    -------------   -------------    -------------   -------------
      Options
          outstanding,
          beginning of
          year                117,943       $      11.37       246,457       $       6.85       281,118       $       5.03
      Granted                  25,500              10.85        18,000              13.38        38,415              10.58
      Exercised                  (500)             10.85      (141,537)              3.77       (73,076)              2.82
      Forfeited                (1,000)             11.00        (4,977)             10.86            --                 --
                            ---------       ------------     ---------       ------------     ---------       ------------

      Options
          outstanding,
          end of year         141,943       $      11.28       117,943       $      11.37       246,457       $       6.85
                            =========       ============     =========       ============     =========       ============


     The following table summarizes additional information about the Option Plan at December 31, 2002:

                                                          Remaining
        Exercise Price               Number               Contractual       Number
        Exercise Price            Outstanding               Life          Exercisable
        --------------            -----------          --------------     -----------
          $  7.50                    10,000                1.25 years         10,000
            10.50                     5,424                4.25 years          5,424
            10.85                     2,000                 .90 years          2,000
            10.85                    23,000                9.00 years         23,000
            10.94                     9,000                6.70 years          9,000
            11.00                    10,315                7.00 years         10,315
            11.06                    60,000                6.50 years         60,000
            11.50                     8,000                9.00 years          8,000
            14.88                    10,000                8.10 years         10,000
            19.50                     4,204                5.00 years          4,204
                                  ---------            --------------    -----------

                                    141,943                6.63 years        141,943
                                  =========            ==============    ===========

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

(12) PARENT COMPANY FINANCIAL INFORMATION

     Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is presented below:

                   CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                        2002            2001
                                                    -----------      -----------
Assets:
    Cash                                            $     1,913            1,753
    Equity investment in subsidiary                  38,490,495       33,616,593
    Other assets                                        141,797          141,772
                                                    -----------      -----------

                                                    $38,634,205       33,760,118
                                                    ===========      ===========
Liabilities and stockholders' equity:
    Other liabilities                               $   185,944          141,838
    Stockholders' equity                             38,448,261       33,618,280
                                                    -----------      -----------

                                                    $38,634,205       33,760,118
                                                    ===========      ===========

                       CONDENSED STATEMENTS OF OPERATIONS

                                                       2002          2001           2000
                                                   -----------    -----------    -----------
Dividends from subsidiary                          $   575,739        347,309        825,242
Equity in undistributed net income of subsidiary     4,426,679      2,586,569      1,114,286
Miscellaneous expenses                                 (57,921)       (44,935)        (7,853)
                                                   -----------    -----------    -----------

                                                   $ 4,944,497      2,888,943      1,931,675
                                                   ===========    ===========    ===========

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                      2002          2001           2000
                                                  -----------    -----------    -----------
Operating activities:
    Net income                                    $ 4,944,497      2,888,943      1,931,675
    Equity in undistributed net income of
      subsidiary                                   (4,426,680)    (2,586,569)    (1,114,286)
    Change in other assets                                (25)        (6,042)      (135,730)
    Change in other liabilities                        44,106          6,036             72
                                                  -----------    -----------    -----------
        Net cash provided by operating
          activities                                  561,898        302,368        681,731

Financing activities:
    Proceeds from issuance of common stock, net         5,425        261,249        206,035
    Purchase and retirement of common stock                --             --        (480,657)
    Cash dividends paid                              (567,163)      (563,034)      (406,890)
                                                  -----------    -----------    -----------
          Net cash used in financing activities      (561,738)      (301,785)      (681,512)
                                                  -----------    -----------    -----------

Increase in cash and cash equivalents                     160            583            219
Cash and cash equivalents, beginning of year            1,753          1,170            951
                                                  -----------    -----------    -----------

Cash and cash equivalents, end of year            $     1,913          1,753          1,170
                                                  ===========    ===========    ===========

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

(13) ACQUISITION

     On May 31, 2002, the Bank acquired the operating assets of Wilmington-based Lumina Mortgage Company. The combined resources of these two companies enable the Bank to offer a wider range of products to a larger customer base. Lumina has offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina and Virginia Beach, Virginia. Their 2001 loan originations totaled $118 million. The purchase price was $740,061 in cash with two future contingent payments based on loan origination volume and meeting certain profitability goals of Lumina in the two subsequent years after the purchase. Due to the uncertainties surrounding the determination of the contingent payments, such payments have not been recorded. The two contingent payments are estimated to be approximately $650,000 each and, if made, will be recorded as additional purchase price. The goodwill created by this transaction was $661,543.

     The following table summarizes the estimated fair value of assets acquired and liabilities assumed at May 31, 2002, excluding $33,127 of professional fees that were included in goodwill as part of this transaction:

               Property and equipment                   $ 71,584
               Goodwill                                  628,416
               Other assets                               51,729
                                                        --------
                   Total assets acquired                 751,729
                                                        --------

               Accrued expenses and other liabilities     11,668
                                                        --------
                   Total liabilities assumed              11,668
                                                        --------

               Net assets acquired                      $740,061
                                                        ========

     Presented below are the unaudited proforma consolidated condensed statements of operations for the Company and Lumina Mortgage Company, for the years ended December 31, 2002 and 2001, assuming the acquisition was completed at the beginning of all periods presented. The unaudited proforma information presented below is not necessarily indicative of the results of operations that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

                                                                YEARS ENDED
                                                             2002          2001
                                                          -----------   -----------

Interest income                                           $29,648,777    31,569,610
Interest expense                                           13,973,200    19,334,494
                                                          -----------   -----------
    Net interest income                                    15,675,577    12,235,116
Provision for loan losses                                     740,000       460,000
                                                          -----------   -----------
    Net interest income after provision for loan losses    14,935,577    11,775,116
                                                          -----------   -----------

Noninterest income                                          6,167,688     5,394,986
Noninterest expense                                        13,235,876    12,324,831
Income before income taxes                                  7,867,389     4,845,271
Income tax expense                                          2,849,191     1,732,409
                                                          -----------   -----------
         Net income                                       $ 5,018,198     3,112,862
                                                          ===========   ===========

Net income per share:
   Basic                                                  $      1.77          1.11
                                                          ===========   ===========
   Diluted                                                       1.76          1.10
                                                          ===========   ===========

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


          FHLB STOCK

          The carrying amount is a reasonable estimate of fair value.

          LOANS HELD FOR SALE

          The carrying amount is a reasonable estimate of fair value since they will be sold in a short period.

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

          BORROWED FUNDS

          Borrowed funds consist of short-term loans and FHLB borrowings with varying maturities. The fair values of these liabilities are estimated using the discounted values of the contractual cash flows. The discount rate is estimated using the rates currently in effect for similar borrowings.

          OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

          The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 3, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

                                                      2002                            2001
                                         -----------------------------     -----------------------------
                                         CARRYING       ESTIMATED FAIR      CARRYING      ESTIMATED FAIR
                                          AMOUNT            VALUE            AMOUNT            VALUE
                                         ---------      --------------     ----------     --------------
      Financial assets:
          Cash and cash
            equivalents                   11,859          11,859            12,296         12,296
          Securities:
            Available for sale            42,075          42,075            42,970         42,970
            Held to maturity               7,860           8,009             5,000          5,283
          Loans held
             for sale                     25,660          25,660                --             --
          Loans, net                     390,876         397,001           373,458        376,503
          FHLB stock                       4,055           4,055             4,155          4,155
          Accrued interest
            receivable                     2,240           2,240             2,637          2,637
      Financial liabilities:
          Deposits                       357,254         357,915           339,830        340,320
          Borrowed funds                 104,678         106,089            83,097         86,451
          Accrued interest
            payable                          285             285               264            264


(15) STOCK REPURCHASE PLAN

     On October 21, 1999 the Company's Board of Directors approved a Stock Repurchase Program authorizing the Company to repurchase up to 138,000 shares, or approximately 5% of the then outstanding shares of common stock. The Company did not purchase any shares pursuant to the program during 2002 and 2001. During 2000, the Company purchased 46,385 shares at an average cost of $10.36 per share pursuant to the program.

(16) ASSET SALE

     During February 2002, the Company sold a parking lot for $500,000. A gain of $464,977 was realized on the sale.

     During February 2000, the Company sold the Robersonville, N.C. branch with $7.1 million in deposits to Southern Bank & Trust Company. A gain of $582,583 was realized on the sale.

                                                                     (Continued)

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


(17) LEASES

     The Company has several noncancelable operating leases, primarily for office space that expire over the next twenty years. These leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $200,000, $98,000 and $62,000 during 2002, 2001 and 2000, respectively.

     Future minimum lease payments under noncancelable operating leases as of December 31, 2002 are (in thousands):

              YEAR ENDING DECEMBER 31:
              -----------------------

              2003                             $     285
              2004                                   263
              2005                                   208
              2006                                   138
              2007                                   126
              After 2007                           1,978
                                               ---------

              Total minimum lease payments     $   2,998
                                               =========

                                                        CORPORATE HEADQUARTERS
                                                     Cooperative Bankshares, Inc.
                                                           201 Market Street
                                                             P.O. Box 600
                                                   Wilmington, North Carolina 28402
                                                            (910) 343-0181
                                                           www.coop-bank.com

                     TRANSFER AGENT                                                SPECIAL COUNSEL
                   First Citizens Bank                                   Stradley Ronon Stevens & Young, LLP
            Corporate Trust Department, DAC61                               1220 19th Street, NW Suite 600
                     P.O. Box 29522                                              Washington, DC 20036
           Raleigh, North Carolina 27626-0522


                     ANNUAL MEETING                                                   FORM 10-K
The Annual Meeting of Stockholders of Cooperative
Bankshares, Inc. will be held:                                       Copies of Form 10-K may be obtained without
               HILTON WILMINGTON RIVERSIDE                           charge by writing to Linda B. Garland at the
      301 NORTH WATER STREET, WILMINGTON, NC 28401                         Corporate Headquarters address.
              APRIL 25, 2003 AT 11:00 A.M.
All stockholders are cordially invited to attend.


                                                        ADDITIONAL INFORMATION
                                              For additional information, please contact
                                          Linda B. Garland or Todd Sammons at (910) 343-0181


                                                      ANNUAL DISCLOSURE STATEMENT
                              "This information has not been reviewed or confirmed for accuracy or relevancy by Federal Deposit Insurance Corporation (FDIC)."


Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 2002, there were 2,835,947 shares outstanding, which were held by 530 stockholders of record. A $0.05 per share dividend was declared each quarter in 2002 and 2001. Stock performance for 2002 and 2001 is given in the following table

                                                      QUARTERLY COMMON STOCK DATA
                                                              2002                       2001
             --------------------------------------------------------------------------------------
                                                         HIGH         LOW          HIGH        LOW
             QUARTERS ENDED
             --------------------------------------------------------------------------------------
             December                                  17.000      13.850        12.400      9.500
             September                                 15.000      13.000        13.500      9.500
             June                                      16.000      12.040        12.500     10.800
             March                                     12.394      10.401        15.750      9.750
             --------------------------------------------------------------------------------------

                                                          BOARD OF DIRECTORS
                                                     Cooperative Bankshares, Inc.
                                                           Cooperative Bank


Frederick Willetts, III                                           James D. Hundley, M.D.
Chairman, President & Chief Executive Officer                     President, Wilmington Orthopaedic Group P.A.

Paul G. Burton                                                    H. T. King, III
President, Burton Steel Company                                   President, Hanover Iron Works, Inc.

Russell M. Carter                                                 R. Allen Rippy
President, Atlantic Corporation                                   Vice President, Rippy Automotive Company

F. Peter Fensel, Jr.                                              O. Richard Wright, Jr.
President, F. P. Fensel Supply Company                            Attorney, McGougan, Wright, Worley, Harper & Bullard


                                                     OFFICERS OF COOPERATIVE BANK

Frederick Willetts, III                                                         Chairman, President-Chief Executive Officer
O. C. Burrell, Jr.                                                         Executive Vice President-Chief Operating Officer
Dickson B. Bridger                                                                   Senior Vice President-Mortgage Lending
Todd L. Sammons, CPA                                                          Senior Vice President-Chief Financial Officer
Sandra B. Carr                                                                     Vice President-Retail Banking Operations
George B. Church                                                                            Vice President-Business Banking
Linda B. Garland                                                              Vice President-Marketing/ Corporate Secretary
Raymond A. Martin                                                                       Vice President-Information Services
Donna H. Mitchell                                                                        Vice President-Mortgage Operations
John P. Payne, CPA                                                                                          General Auditor
Susie K. Register                                                              Vice President-Mortgage Servicing/Processing
Dare C. Rhodes                                                                               Vice President-Human Resources

                                              COOPERATIVE BANK FINANCIAL CENTER LOCATIONS

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

                                                   LUMINA MORTGAGE COMPANY LOCATIONS

                       Wilmington, North Carolina; North Myrtle Beach, South Carolina; Virginia Beach; Virginia

                                       50