Form 10-K, Exhibit 13
period 2003-12-31
COOPERATIVE BANKSHARES INC
filed 2004-03-29
CIK 923529

2003 Annual Report


                          Cooperative Bankshares, Inc.

Table of Contents
                                    Selected Financial and Other Data
                                    President's Message
                                    Management's Discussion & Analysis
                                    Independent Auditors' Report
                                    Consolidated Statements of Financial
                                     Condition
                                    Consolidated Statements of Operations
                                    Consolidated Statements of Comprehensive
                                     Income
                                    Consolidated Statements of Stockholders'
                                     Equity
                                    Consolidated Statements of Cash Flows
                                    Notes to Consolidated Financial Statements
                                    Directors, Officers, and Financial
                                    Center Locations
                                    Corporate Information


Profile

                                    Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank (the "Bank"); a North Carolina chartered commercial bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank and its subsidiaries. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank and its subsidiaries.

                                    Cooperative Bank was chartered in 1898. The
                                    Bank's headquarters are located in
                                    Wilmington, North Carolina. Cooperative Bank operates 21 offices throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border. In addition, the Bank operates a subsidiary, Lumina Mortgage Company, Inc. ("Lumina") a mortgage banking firm. Lumina has offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina, and Virginia Beach, Virginia. The Bank's other subsidiary, CS&L Holdings, Inc. ("Holdings") is a Virginia Corporation and a holding company for CS&L Real Estate Trust, Inc. (the "REIT"), which is a real estate investment trust. The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposit accounts up to applicable limits.

                                    Through its offices, the Bank provides a wide range of banking products, including interest-bearing and noninterest-bearing checking accounts, certificates of deposit and individual retirement accounts. It offers an array of loan products: overdraft protection, commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. The Bank began offering Online Banking and Bill Payment on July 1, 2003. In addition, the Bank offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

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

                        SELECTED FINANCIAL AND OTHER DATA

At December 31,                                          2003         2002         2001         2000         1999
------------------------------------------------------------------------------------------------------------------
                                                                       Dollars in Thousands
Selected Financial Condition Data:
  Assets                                            $ 502,306    $ 504,210    $ 458,114    $ 414,961    $ 410,146
  Loans, net                                          401,242      390,876      373,458      347,486      334,744
  Securities                                           47,419       49,935       47,970       35,027       45,261
  FHLB stock                                            4,154        4,055        4,155        3,755        3,755
  Deposits                                            367,072      357,254      339,830      327,312      304,834
  Borrowed funds                                       89,505      104,678       83,097       55,101       75,106
  Stockholders' equity                                 43,143       38,448       33,618       30,812       29,343


Year Ended December 31,                                  2003         2002         2001         2000         1999
------------------------------------------------------------------------------------------------------------------
                                                                       Dollars in Thousands
Selected Operations Data:
  Interest income                                    $ 27,827     $ 29,496     $ 31,117     $ 31,709     $ 28,449
  Interest expense                                     10,686       13,875       18,916       19,305       16,422
  Net interest income                                  17,141       15,621       12,201       12,404       12,027
  Provision for loan losses                               740          740          460          970          210
  Noninterest income                                    6,634        4,754        2,040        1,670        1,228
  Noninterest expenses                                 15,041       11,888        9,303       10,193        8,885
  Income before income taxes                            7,994        7,747        4,478        2,911        4,160
  Net income                                            5,404        4,944        2,889        1,932        2,680

------------------------------------------------------------------------------------------------------------------

Selected Financial Ratios and Other Data:
  Return on average assets                              1.07%        1.05%        0.67%        0.47%        0.69%
  Return on average equity                             13.16%       13.70%        8.91%        6.35%        8.88%
  Average stockholders' equity to average assets        8.17%        7.64%        7.57%        7.38%        7.74%
  Non-performing assets to total assets                 0.05%        0.24%        0.84%        0.22%        0.35%
  Allowance for loan losses to total loans              0.84%        0.70%        0.67%        0.62%        0.39%
  Dividend payout ratio                                10.54%       11.47%       19.49%       28.09%          --
Per Share Data:
  Earnings per:
     Common share - basic                              $ 1.90       $ 1.74       $ 1.03       $ 0.71       $ 0.95
     Common share - diluted                            $ 1.86       $ 1.73       $ 1.02       $ 0.69       $ 0.90
  Cash dividends declared                              $ 0.20       $ 0.20       $ 0.20       $ 0.20           --
  Book value                                           $15.14       $13.56       $11.86       $11.35       $10.92
  Number of common shares outstanding               2,849,447    2,835,947    2,835,447    2,714,610    2,687,919

President's Message


     The year 2003 was a record setter for our company. The Bank originated 1,833 loans totaling $250.5 million while the bank's subsidiary, Lumina Mortgage Company, originated 1,486 loans for $205.5 million, giving total originations of $456.0 million, which is a record that far exceeds any previous year in the history of the company.

     Enhancements were made to many of our products including "Online Banking" which was made available to our customers in July, where customers can now enjoy the convenience of viewing deposits and loan information, transferring funds from one account to another, and getting stock quote information. "Online Bill Pay" allows the customer to schedule bill payments through a personal computer rather than having to write and mail checks.

     In April, 2003, we introduced "Better Than Free Checking". This account is truly a free checking account, and we have had excellent response to this new product. We also introduced "Over Draft Privilege", a new service that will protect customers from the embarrassment and inconvenience of "bouncing" a check.

     Perhaps the biggest record that was set during the year was the opening of four new financial centers, beginning with the opening in May of a new center at Monkey Junction in Wilmington. On July 1, our second financial center in Morehead City opened on Highway 24, and the year ended with a bang during the month of December when a center was opened in the Landfall Shopping Center in Wilmington, and our first entry into the rapidly growing Brunswick County area, when a new facility in Southport was also added.

     Net income for the year ended December 31, 2003 was $5,404,226, or $1.86 per diluted share, a 9.3% increase in net income over the same period last year. Net income for the twelve months ended December 31, 2002 was $4,944,497, or $1.73 per diluted share. Total assets at December 31, 2003 were $502.3 million. Stockholders' equity was $43.1 million and represented 8.59% of assets. Stockholders were handsomely rewarded during the year for this performance as the price of a share of stock rose from $15.94 on December 31, 2002, to $25.62 on the same day in 2003, or a 60.7% increase during the year.

     In summary, the past year has been one of the most exciting in the 105 year history of the Company. We have experienced dramatic improvements in earnings and efficiencies while growing our retail and commercial loans, and making our balance sheet more bank like. The record setting pace of loan originations favorably affected earnings, and the opening of four new branches, and the introduction of several new bank products bodes well for the future. Thank you for your continued support.

                                Sincerely yours,

                                /s/ Frederick Willetts, III

                                Frederick Willetts, III
                                President

MANAGEMENT'S DISCUSSION AND ANALYSIS

General

     Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company is the parent company of Cooperative Bank (the "Bank"), a North Carolina chartered commercial bank. Cooperative Bank, headquartered in Wilmington, North Carolina was chartered in 1898. The Bank provides financial services through 21 offices in Eastern North Carolina. The Bank's subsidiary, Lumina Mortgage Company, Inc. ("Lumina") is a mortgage banking firm originating and selling residential mortgage loans through offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina, and Virginia Beach, Virginia. The Bank's other subsidiary, CS&L Holdings, Inc. ("Holdings"), is a holding company incorporated in Virginia for CS&L Real Estate Trust, Inc. (the "REIT"), which is a real estate investment trust. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiaries.

     The following is Management's Discussion and Analysis presented to assist in understanding the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this Annual Report.

Critical Accounting Policy

     The preparation of our audited consolidated financial statements and the information included in management's discussion and analysis is governed by policies that are based on accounting principles generally accepted in the United States of America and general practices within the banking industry. Among the more significant policies are those that govern accounting for loans and allowance for loan losses and goodwill. These policies are discussed in Note 1 of the "Notes to Consolidated Financial Statements" included in this Annual Report.

     A critical accounting policy is one that is both very important to the portrayal of the Company's financial condition and results, and requires a difficult, subjective or complex judgment by management. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. Estimates and judgments are integral to our accounting for certain items, and those estimates and judgments affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. The Company periodically evaluates its estimates, including those related to the reserve for loan losses and goodwill. While we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. Further information regarding the accounting policies that we consider to be critical is provided below.

     Allowance for loan losses. The Company's most significant critical accounting policy is the determination of its allowance for loan losses. The allowance for loan losses reflects the estimated losses that will result from the inability of our customers to make required payments. The allowance for loan losses results from management's evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating possible credit losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets. Our estimate of the allowance for loan losses does not include the impact of events that might occur in the future.

     Management considers the established allowance adequate to absorb losses that relate to loans outstanding at December 31, 2003, although future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination. If the financial condition of our borrowers was to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated, and additional provisions may be required. For further information on the allowance for loan losses, see "Financial Condition" in Management's Discussion and Analysis and Note 3 of the "Notes to Consolidated Financial Statements" included in this Annual Report.

     Goodwill. Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired in a business combination, is tested at least annually for impairment. The impairment test is a two-step process that begins with a comparison of book value and stock price. If the initial evaluation suggests that an impairment of the asset value exists, the second step would determine the amount of the impairment, if any. If the tests conclude that goodwill is impaired, the carrying value would be adjusted, and an impairment loss would be recorded.

Management Strategy

     The Bank's lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years, however, the Bank has emphasized origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans. As of December 31, 2003 approximately $267 million, or 66%, of the Bank's loan portfolio, which excludes loans held for sale, consisted of loans secured by residential properties. This amount includes $32 million of loans classified as construction and land development. This was down from approximately $268 million, or 68% at December 31, 2002. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2003, adjustable rate and fixed rate loans totaled approximately 69% and 31%, respectively, of the Bank's total loan portfolio.

     The Bank has chosen to sell a large percentage of its fixed rate mortgage loan originations in the secondary market and through brokered arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income. This is part of the continuing effort to restructure the balance sheet and operations to be more reflective of a commercial bank.

     In 2003, the Bank sold $19 million in loans in the secondary market where the Bank retained the servicing of the loans and receives a fee payable monthly of up to 1/4% per annum of the unpaid balance of each loan. In addition, the Bank sold $25 million in the secondary market and $14 million through a brokered arrangement where the Bank released the servicing of the loans. Lumina sold $228 million in the secondary market during 2003.

     The growth in the loan portfolio was concentrated in real estate-backed commercial loans, including construction loans. These loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk also causes the allowance for loan losses to increase, which is the primary reason for the increase in the allowance over the past three years.

     The Bank opened four financial centers in 2003. The Monkey Junction center located at 5102 South College Road in Wilmington, North Carolina opened May 2003, and the Morehead City, North Carolina center located at 137 Highway 24, opened July 2003. The Landfall Center at 1313 Military Cutoff Road in
Wilmington, North Carolina and the 5210 Southport-Supply Road center in Southport, North Carolina opened December 2003. The Southport office is the Bank's first financial center in Brunswick County.

Interest Rate Sensitivity Analysis

     Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2003, the Company had a one-year positive gap position of 0.3%. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income, while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company's adjustable-rate mortgage loans is indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts.

Experience has shown that the Company sees relatively modest repricing of these accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

     When Lumina gives a rate lock commitment to a customer, there is a concurrent "lock-in" for the loan with a secondary market investor under a best efforts delivery mechanism. Therefore, interest rate risk is mitigated because any commitments to fund a loan available for sale are concurrently hedged by a commitment from an investor to purchase the loan under the same terms. Loans are usually sold within 60 days after closing.

     The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

-----------------------------------------------------------------------------------------------------------------------
INTEREST RATE SENSITIVITY ANALYSIS
                                                                 Over One      Over Five
                                                 One Year        Through        Through      Over Ten
December 31, 2003                                or Less        Five Years     Ten Years       Years          Total
-----------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)
Interest-earning assets:
     Securities                               $     17,454   $     21,362   $      3,887   $      4,716   $     47,419
     Interest-bearing bank balances                  3,993             --             --             --          3,993
     Federal Home Loan Bank stock                    4,154             --             --             --          4,154
     All Loans                                     288,183        112,909          7,880          2,092        411,064
                                              -------------  -------------  -------------  -------------  -------------
        Total                                 $    313,784   $    134,271   $     11,767   $      6,808   $    466,630
                                              =============  =============  =============  =============  =============

Interest-bearing liabilities:
     Deposits                                 $    265,966   $     65,031   $      9,467   $         --   $    340,464
     Borrowed funds                                 46,417         25,009         18,014             65         89,505
                                              -------------  -------------  -------------  -------------  -------------
        Total                                 $    312,383   $     90,040   $     27,481   $         65   $    429,969
                                              =============  =============  =============  =============  =============

Interest rate sensitivity gap                 $      1,401   $     44,231   $    (15,714)  $      6,743   $     36,661
                                              =============  =============  =============  =============  =============

Cumulative interest rate sensitivity gap      $      1,401   $     45,632   $     29,918   $     36,661
                                              =============  =============  =============  =============

Cumulative ratio of interest-earning
    assets to interest-bearing liabilities          100.4%         111.3%         107.0%         108.5%
                                              =============  =============  =============  =============

Ratio of cumulative gap to total assets               0.3%           9.1%           6.0%           7.3%
                                              =============  =============  =============  =============

-----------------------------------------------------------------------------------------------------------------------

Market Risk

     The Company's primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by the Company's interest-earning assets or the cost of its interest-bearing liabilities, thus directly impacting the Company's overall earnings. The Company's management actively monitors and manages interest rate risk. One way this is accomplished is through the development of, and adherence to, the Company's asset/liability policy. This policy sets forth management's strategy for matching the risk characteristics of the Company's interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

     One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). At December 31, 2003, the percentage of negative estimated change in EVE increased in the rising rate environments as compared to the estimated change at December 31, 2002. Changes to EVE in declining rate environments from December 31, 2002 to December 31, 2003 are positively impacted. The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios as of December 31, 2003 (in thousands).

--------------------------------------------------------------------------------
Market Risk Table
December 31, 2003

     Change in               Economic                Estimated        Estimated
  Interest Rates         Value of Equity             $ Change         % Change
--------------------------------------------------------------------------------

400 basis point rise       $   34,430              (17,751)            (34%)
300 basis point rise           38,721              (13,460)            (26%)
200 basis point rise           42,643               (9,538)            (18%)
100 basis point rise           46,834               (5,347)            (10%)
Base Scenario                  52,181                   --
100 basis point decline        53,386                1,205               2%
200 basis point decline        55,321                3,140               6%
300 basis point decline        57,178                4,997              10%
400 basis point decline        59,609                7,428              14%
--------------------------------------------------------------------------------

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

Liquidity

     The Company's goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers, pay operating expenses and meet regulatory liquidity requirements. Maturing securities, principal repayments of loans and securities, selling loans held for sale, deposits, income from operations and borrowings are the main sources of liquidity. The Bank has been granted a line of credit by the Federal Home Loan Bank of Atlanta ("FHLB") in an amount of up to 25% of the Bank's total assets. At December 31, 2003, the Bank's borrowed funds from the FHLB equaled 17% of its total assets. Scheduled loan repayments are a relatively predictable source of funds, unlike deposits and loan prepayments that are significantly influenced by general interest rates, economic conditions and competition.

     At December 31, 2003, the estimated market value of liquid assets (cash, cash equivalents, marketable securities and loans held for sale) was approximately $72 million, representing 16% of deposits and borrowed funds as compared to $88 million or 19% of deposits and borrowed funds at December 31, 2002. The decrease in liquid assets was primarily due to a decrease in loans held for sale. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short maturities (within 6 years) and call dates, consistent with the Bank's focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of stockholders' equity, net of deferred taxes.

     The Company's securities portfolio consists of U.S. Treasury, U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation ("FHLMC") and a Household Finance Corporation note. The Federal National Mortgage Association ("FNMA") and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

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

     The Company's primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2003, outstanding off-balance sheet commitments to extend credit totaled $41 million, and the undisbursed portion of construction loans was $45 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements.

Off-Balance Sheet Arrangements

     The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect of the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors except as disclosed in Note 3 of "Notes to Consolidated Financial Statements."

Contractual Obligations and Commitments

     The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2003 (in thousands).

---------------------------------------------------------------------------------------------------------------------------
                                                                                     Payments Due by Period
                                                        -------------------------------------------------------------------
                                                                              Less
                                                                             than 1        1-3          4-5         Over 5
                Contractual Obligations                        Total          year        years        years        years
                                                        -------------------------------------------------------------------
Borrowed Funds                                                $ 89,505     $ 41,417      $20,000      $ 5,000      $23,088
Lease Obligations                                                4,992          487          681          493        3,331
Lumina Mortgage Company Purchase                                   400          400           --           --           --
Deposits                                                       367,072      334,154       32,815           82           21
                                                        -------------------------------------------------------------------
Total Contractual Cash Obligations                           $ 461,969    $ 376,458      $53,496      $ 5,575      $26,440
                                                        ===================================================================

                                                                            Amount of Commitment Expiration
                                                                                        Per Period
                                                        -------------------------------------------------------------------
                                                               Total          Less
                                                              Amounts        than 1        1-3          4-5         Over 5
                   Other Commitments                         Committed        year        years        years        years
                                                        -------------------------------------------------------------------
Undisbursed portion of home equity
   collateralized primarily by junior liens
   on 1-4 family properties                                   $ 15,431        $ 220      $ 1,707        $ 549      $12,955
Other commitments and credit lines                              15,275        1,614       10,288          400        2,973
Undisbursed portion of construction loans                       45,311       45,311           --           --           --
Available for sale mortgage loan commitments                     2,954        2,954           --           --           --
Fixed-rate mortgage loan commitments                             1,031        1,031           --           --           --
Adjustable-rate mortgage loan
   commitments                                                   5,815        5,815           --           --           --
                                                        -------------------------------------------------------------------
 Total Commitments                                            $ 85,817     $ 56,945      $11,995        $ 949      $15,928
                                                        ===================================================================

---------------------------------------------------------------------------------------------------------------------------

     In the normal course of business, the Company may enter into purchase agreements for goods or services. In management's opinion, the dollar amount of such agreements at December 31, 2003 is immaterial and has not been included in the previous table.

Capital

     Stockholders' equity at December 31, 2003, was $43.1 million, up $4.7 million, or 12.2%, from $38.4 million at December 31, 2002. The improved capital position during the year 2003 reflects the impact of earnings retention after the declaration of cash dividends of $570,000, or $0.20 per share, and the exercising of 13,500 stock options. Stockholders' equity at December 31, 2003 and December 31, 2002 includes unrealized gains net of tax of $285,000 and $636,000, respectively, on securities available for sale.

     Under the capital regulations of the Federal Deposit Insurance Corporation ("FDIC"), the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2003, the Bank's leverage capital ratio was 8.41%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 2003, the Bank had a ratio of qualifying total capital to risk-weighted assets of 12.11%.

     The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

     The Company currently exceeds all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. For further information, see Note 7 of "Notes to Consolidated Financial Statements."

     On December 17, 2003, the Company's Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 17, 2004, to shareholders of record on January 2, 2004. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies and economic conditions in the marketplace.

Related Party Transactions

     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank's employee loan program which offers a six month adjustable rate that is 1% above the Bank's cost of funds rounded up to the next 1/4%. An employee can only have one property at any given time that qualifies for the employee rate program. The interest rate is the only favorable term. Officers do not get preferential treatment in this program over other employees. For further information, see Note 3 of "Notes to Consolidated Financial Statements" included in this Annual Report and the Company's Proxy Statement for its 2004 Annual Meeting of Stockholders.

FINANCIAL CONDITION

     The Company's total assets decreased 0.4% to $502.3 million at December 31, 2003, as compared to $504.2 million at December 31, 2002. The major change in assets is a decrease of $19.3 million (75.2%) in loans held for sale due to the decrease in mortgage volume caused by a reduction in mortgage loan refinancing and an increase in mortgage rates at December 31, 2003. This reduction allowed the Bank to reduce short-term borrowings $20.2 million (32.7%). In addition, there is an increase of $6.5 million (55.1%) in cash and cash equivalents, which was caused by an increase in deposits of $9.8 million (2.7%). The increase in deposits was mainly due to checking accounts. The Bank continues to emphasize obtaining business accounts, which is part of the reason for this increase. The Bank also attracted an additional $6.9 million in internet deposits because the rates are competitive with the Bank's local markets. Internet deposits are usually obtained from other financial institutions with terms primarily of one or two years. The increase in deposits along with the maturing of a held to maturity bond helped fund the increase of $10.9 million (2.8%) in loans. The increase of $1.6 million (23.5%) in premises and equipment was primarily due to the building and furnishing of new branches. Other assets increased $1.5 million (12.9 %) largely due to an increase of $448,000 in deferred income taxes and a receivable of $734,000 for the sale of a building. The additional goodwill of $800,000 was generated by amending the purchase agreement of Lumina Mortgage Company from two contingent payments into two payments of $400,000 each, payable on July 31, 2003 and 2004. A reduction in accounts payable caused the decrease of $1.1 million (33.5%) in accrued expenses and other liabilities.

     The Company's nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $267,000, or 0.05% of assets, at December 31, 2003, compared to $1.2 million, or 0.24% of assets, at December 31, 2002. The Company assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $3.4 million at December 31, 2003 is adequate to cover probable losses inherent in the loan portfolio.

     Management considers a variety of factors in establishing the appropriate levels for the provision and the allowance for loan losses. Consideration is given to, among other things, the impact of current economic conditions, the diversification of the loan portfolio, historical loss experience, the review of loans by loan review personnel, the individual borrower's financial and managerial strengths and the adequacy of underlying collateral.

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

     At December 31, 2003 deposits had increased $9.8 million (2.7%) to $367.1 million as compared to $357.3 million at December 31, 2002. With the focus to restructure the balance sheet to be more reflective of a commercial bank, management took an aggressive position in attracting interest and noninterest-bearing demand deposit accounts. Interest and noninterest-bearing demand accounts increased $12.1 million (29.9%) to $52.5 million as compared to $40.4 million at December 31, 2002.

RESULTS OF OPERATION

     The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans, securities and interest-bearing deposits in other banks offset by the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company's operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government and the policies of regulatory authorities.

Net Income

     Net income increased 9.3% to $5.4 million for 2003, as compared to $4.9 million for 2002 and $2.9 million in 2001. The following analysis of the Company's results of operations will explain the changes that had an effect on net income for the three years under review.

Interest Income

     Interest income amounted to $27.8 million during 2003, a $1.7 million (5.7%) decrease from 2002 levels, which decreased $1.6 million (5.2%) from 2001 levels. Interest income reduction during 2003 resulted from lower yields on earning assets. The average balance of interest-earning assets increased 6.0% but was more than offset by the yield decreasing 73 basis points as compared to the same period a year ago. The yield fell because of the action the Federal Reserve took to reduce interest rates hoping to spur the economy. The Federal Reserve's actions continue to cause adjustable rate loans to adjust down and new loans to be made at a lower rate. During 2002, the decrease in interest income was due to the yield on average interest-earning assets decreasing 93 basis points because of the interest rate cuts. The average balance of interest-earning assets increased 8.1% as compared to 2001. The yield on average interest-earning assets for the year 2003 decreased to 5.89 % as compared to 6.62% for 2002 and 7.55% for 2001.

Interest Expense

     Interest expense amounted to $10.7 million during 2003, a $3.2 million (23.0%) decrease from 2002 levels, compared to a $5.0 million (26.7%) decrease from 2001 to 2002. The decrease in interest expense during 2003 resulted from a lower cost of interest-bearing liabilities. During 2003, the average balance of interest-bearing liabilities increased 4.4% but was more than offset by the cost decreasing 87 basis points as compared to 2002. During 2002 the decrease in interest expense was due to a 164 basis point drop in the average rate paid against a 9.5% increase in the average balance of interest-bearing liabilities as compared to 2001. The average cost on interest-bearing liabilities for the year 2003 decreased to 2.46% as compared to 3.33% for 2002 and 4.97% for 2001.

Net Interest Income

     Net interest income totaled $17.1 million during 2003, an increase of $1.5 million, or 9.7% over 2002, when net interest income was $15.6 million. During 2002, net interest income increased $3.4 million or 28.0% over the $12.2 million recorded during 2001. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2003. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2003 and 2002. The interest rate spread was 3.43% for 2003, compared to 3.29% for 2002 and 2.58% for 2001. The increased interest rate spread can be attributed to the fact that liabilities have repriced more than assets during these periods. The net yield on interest-earning assets was 3.63% for 2003 compared to 3.51% for 2002 and 2.96% for 2001.

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

----------------------------------------------------------------------------------------------------------------------------
                                                                       For the year ended
                                     ---------------------------------------------------------------------------------------

                                          DECEMBER 31, 2003            DECEMBER 31, 2002            DECEMBER 31, 2001
                                     ---------------------------- ---------------------------- -----------------------------
(Dollars in thousands)                                   Average                      Average                       Average
                                      Average             Yield/    Average            Yield/    Average             Yield/
                                      Balance  Interest    Cost     Balance  Interest   Cost     Balance   Interest   Cost
                                     --------- --------  -------- ---------- -------- -------- ---------- --------  --------
ASSETS
Interest-earning assets:
   Interest-bearing deposits in
    other banks                      $  4,315  $    47     1.09%  $  2,732   $    48    1.76%   $  7,648  $   271     3.54%
   Securities:
        Available for sale             40,658    1,868     4.59%    41,185     2,184    5.30%     36,671    2,212     6.03%
        Held to maturity                6,164      253     4.10%     7,206       433    6.01%      7,452      400     5.37%
   FHLB stock                           3,855      147     3.81%     4,141       220    5.31%      3,761      254     6.75%
   All loans                          417,134   25,512     6.12%   390,210    26,611    6.82%    356,540   27,980     7.85%
                                     --------  -------   ------   --------  --------  ------   ---------  -------   ------
    Total interest-earning assets     472,126  $27,827     5.89%   445,474   $29,496    6.62%    412,072  $31,117     7.55%
                                               -------                      --------                      -------
Non-interest earning assets            30,878                       27,330                        16,676
                                     --------                     --------                     ---------
Total assets                         $503,004                     $472,804                      $428,748
                                     ========                     ========                     =========

LIABILITIES AND
STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits                          $343,453  $ 7,291     2.12%  $334,980   $10,146    3.03%   $319,777  $15,353     4.80%
   Borrowed funds                      91,767    3,395     3.70%    81,867     3,729    4.55%     60,943    3,563     5.85%
                                     --------  -------   -------- --------  --------  --------  --------  -------   -------
    Total interest-bearing
     liabilities                      435,220  $10,686     2.46%   416,847   $13,875    3.33%    380,720  $18,916     4.97%
                                               -------                      --------                      -------
Non-interest bearing liabilities       26,714                       19,855                        15,588
                                     --------                     --------                      --------

    Total liabilities                 461,934                      436,702                       396,308
    Stockholders' equity               41,070                       36,102                        32,440
                                     --------                     --------                      --------
Total liabilities and stockholders'
 equity                              $503,004                     $472,804                      $428,748
                                     ========                     ========                      ========

Net interest income                            $17,141                       $15,621                      $12,201
                                               =======                      ========                      =======

Interest rate spread                                       3.43%                        3.29%                         2.58%
                                                         ======                       ======                        ======

Net yield on interest-earning assets                       3.63%                        3.51%                         2.96%
                                                         ======                       ======                        ======

Percentage of average interest-earning
   assets to average interest-bearing
   liabilities                                            108.5%                       106.9%                        108.2%
                                                         ======                       ======                        ======

----------------------------------------------------------------------------------------------------------------------------

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


------------------------------------------------------------------------------------------------------------------------------------
                                                          For the year ended                             For the year ended
                                            December 31, 2002 vs. December 31, 2003         December 31, 2001 vs. December 31, 2002
                                                      Increase (Decrease)                             Increase (Decrease)
                                                          Due to                                       Due to
                                         -------------------------------------------- ------------------------------------------
(Dollars in thousands)
                                            Volume           Rate           Total        Volume          Rate           Total
                                         -------------  -------------  -------------- -------------  -------------  ------------
Interest income:
   Interest-bearing deposits in other
    banks                                  $    21          $ (21)        $    --          $ (126)         $ (97)      $ (223)
   Securities:
        Available for sale                     (28)          (288)           (316)            255           (283)         (28)
        Held to maturity                       (57)          (122)           (179)            (13)            46           33
   FHLB stock                                  (14)           (59)            (73)             24            (58)         (34)
   All loans                                 1,759         (2,860)         (1,101)          2,497         (3,866)      (1,369)
                                           -------   ------------   -------------    ------------   ------------       ------
    Total interest-earning assets            1,681         (3,350)         (1,669)          2,637         (4,258)      (1,621)
                                           -------   ------------   -------------    ------------   ------------       ------


Interest expense:
   Deposits                                    251         (3,106)         (2,855)            699         (5,906)      (5,207)
   Borrowed funds                              418           (752)           (334)          1,058           (892)         166
                                           -------   ------------   -------------    ------------   ------------       ------
    Total interest-bearing liabilities         669         (3,858)         (3,189)          1,757         (6,798)      (5,041)
                                           -------   ------------   -------------    ------------   ------------       ------

Net interest income                        $ 1,012          $ 508         $ 1,520           $ 880        $ 2,540       $3,420
                                           =======   ============   =============    ============   ============       ======

------------------------------------------------------------------------------------------------------------------------------------


Provision for Loan Losses

     The provision for loan losses charged to operations was $740,000 during 2003 and 2002, compared to $460,000 during 2001. The commercial loan portfolio, which contains loans with a higher degree of risk, continues to expand which is why the provision for loan losses increased from 2001. Non-performing assets at December 31, 2003 were $267,000 compared to $1.2 million at December 31, 2002 and $3.8 million at December 31, 2001. Net charge-offs for 2003 were $230,000 compared to $326,000 during 2002 and $97,000 during 2001. At December 31, 2003, the allowance for loan losses was 0.86% of net loans as compared to 0.75% for 2002 and 0.67% for 2001. The allowance for loan losses increased to $3.4 million at December 31, 2003 compared to $2.9 million at December 31, 2002 and $2.5 million at December 31, 2001. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination.

Noninterest Income

     Total noninterest income increased to $6.6 million during 2003, an increase of $1.9 million or 39.6% over 2002. This compares to $4.8 million and $2.0 million during 2002 and 2001, respectively. The major component that had the most impact on noninterest income was the gain on sale of loans resulting in net gains of $4.2 million versus a gain of $1.9 million in 2002 and $11,000 in 2001. These gains were realized primarily as a result of the May 31, 2002 purchase of Lumina and the high volume of refinances due to the low interest rate environment. The Bank has also started to sell a larger percentage of its fixed rate mortgage loan originations in the secondary market instead of through brokered arrangements. This change caused an increase in gain on sale of loans and a reduction to service charges and fees on loans. Deposit related fees increased 29.1% primarily due to a new service the Bank offered beginning in April 2003, for checking accounts with non-sufficient funds. During 2002 the Bank sold a parking lot for $500,000, resulting in the gain on sale of real estate. No similar transactions occurred during 2003 or 2001 other than a sale of a building in 2003 but the gain was deferred. Net gain on sale of securities decreased to $51,000 during 2003, a decrease of $85,000 or 62.5% from 2002. In 2002, the Bank sold more bonds to purchase mortgage-backed securities to give the Bank greater cash flow. In 2003, Bank-owned life insurance earnings decreased 7.2% from 2002 due to the reduction in interest rates being paid on this investment. The majority of the insurance was purchased in September of 2001, which is the cause for the 298.1% increase in 2002 from 2001. Other income decreased to $197,000 (11.7%) during the year 2003 as compared to $223,000 (111.7% increase) during the year 2002 and $105,000 for 2001. The majority of the other income changes can be attributed to the change in commissions for annuity sales and mutual funds, through UVEST Investment Services sold each year.

Noninterest Expense

     Total noninterest expense was $15.0 million during the year 2003, an increase of $3.2 million or 26.5% from 2002. The major increase in noninterest expense during the year 2003 can be attributed to compensation and related costs increasing to $9.3 million (32.3%) in 2003 as compared to $7.0 million (36.9%) in 2002 and $5.1 million in 2001. The increase was due to increases in incentive based pay, costs of benefits, staffing levels, including the staffing for additional branches and normal increases in salaries as well as higher personnel costs as a result of the May 31, 2002 purchase of Lumina. The Bank's occupancy and equipment expense was $2.7 million during 2003, an increase of 18.0% as compared to $2.3 million during 2002 and $2.1 million in 2001. The increase in the years 2003 and 2002 can be attributed to the 2002 Lumina purchase and additional maintenance necessary to keep the buildings and equipment in good repair, increases in property tax, increases in the cost of data processing services and normal increases in utility expenses. In 2003 there was also an increase in depreciation and other expenses due to the new branches and upgrades in hardware and software systems. Professional and examination fees decreased to $365,000 (36.1%) in 2003. These fees were higher in 2002 due to organizing Holdings and the REIT. Advertising costs for the year 2003 were $579,000 an increase of 61.9% as compared to $358,000 in 2002 and $278,000 in 2001. Other non-interest expense was $2.0 million during 2003, an increase of 22.1% as compared to $1.6 million in 2002 and in 2001. The increase in advertising and other expense was mainly due to the purchase of Lumina and the opening of four new financial centers. Real estate owned expense increased $96,000 in 2003 primarily due to losses and expenses incurred in disposing of foreclosed properties.

Income Taxes

     The effective tax rate for the years ended December 31, 2003, 2002 and 2001 was 32.4%, 36.2% and 35.5%, respectively. The decrease in 2003 resulted from the formation of Holdings and the REIT in December 2002.

Recent Accounting Pronouncements

     See Note 1 to the "Notes to Consolidated Financial Statements" for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Note Regarding Forward-Looking Statements

     In addition to historical information contained herein, the discussion contains forward-looking statements that involve risks and uncertainties.
Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation, changes in the Company's regulatory environment and the Company's market area generally.

                             SELECTED QUARTERLY DATA

     The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

                                                        2003                                      2002
                                        Fourth     Third    Second    First        Fourth    Third    Second    First
------------------------------------------------------------------------------    --------------------------------------
                                                                   Dollars in Thousands
Selected Quarter-End Balances:
  Assets                                $502,306  $496,387 $522,003  $512,578     $ 504,210 $498,035 $ 479,435  $462,846
  Loans, net                             401,242   388,798  394,546   401,081       390,876  386,940   384,871   375,125
  Securities                              47,419    48,577   42,465    47,819        49,935   51,298    48,438    47,354
  FHLB stock                               4,154     3,905    4,005     3,805         4,055    4,155     4,155     4,155
  Deposits                               367,072   362,967  373,628   375,020       357,254  359,873   360,536   352,083
  Borrowed funds                          89,505    88,099  104,047    94,820       104,678   96,133    80,929    74,295
  Stockholders' equity                    43,143    42,237   41,022    39,816        38,448   37,065    35,776    34,142

------------------------------------------------------------------------------    --------------------------------------

                                                                   Dollars in Thousands
Selected Operations Data:
  Interest income                        $ 6,653   $ 6,873  $ 7,116   $ 7,184      $ 7,374   $ 7,366   $ 7,393   $ 7,362
  Interest expense                         2,322     2,640    2,794     2,930        3,234     3,380     3,502     3,758
  Net interest income                      4,331     4,233    4,322     4,254        4,140     3,986     3,891     3,604
  Provision for loan losses                  180       180      180       200          220       120       120       280
  Noninterest income                       1,363     1,845    1,856     1,572        1,666     1,274       604     1,210
  Noninterest expenses                     3,787     3,756    3,880     3,619        3,450     3,277     2,611     2,550
  Income before income taxes               1,727     2,142    2,118     2,007        2,136     1,863     1,764     1,984
  Net income                               1,163     1,430    1,423     1,388        1,305     1,220     1,131     1,288

------------------------------------------------------------------------------    --------------------------------------

Selected Financial Ratios and Other Data:
  Return on average assets                 0.94%     1.12%     1.13%     1.11%        1.06%     1.02%     0.98%     1.13%
  Return on average equity                10.85%    13.66%    13.99%    14.29%       13.65%    13.29%    12.91%    14.99%
  Average stockholders' equity to average
   assets                                  8.65%     8.22%     8.04%     7.75%        7.74%     7.69%     7.57%     7.53%
Per Share Data:
  Earnings per:
     Common share - basic                 $ 0.41    $ 0.50    $ 0.50    $ 0.49       $ 0.46    $ 0.43    $ 0.40    $ 0.45
     Common share - diluted               $ 0.40    $ 0.49    $ 0.49    $ 0.48       $ 0.46    $ 0.43    $ 0.40    $ 0.45
  Cash dividends declared                 $ 0.05    $ 0.05    $ 0.05    $ 0.05       $ 0.05    $ 0.05    $ 0.05    $ 0.05
  Book value                              $15.14    $14.82    $14.40    $13.98       $13.56    $13.07    $12.62    $11.86
  Number of common shares
   outstanding                            2,849,447 2,849,447 2,847,947 2,847,947    2,835,947 2,835,947 2,835,947 2,835,447

                        [LETTERHEAD OF DIXON HUGHES PLLC]




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooperative Bankshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary (the "Company") as of December 31, 2003 and the related consolidated statement of operations, comprehensive income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002 and for the years ended December 31, 2002 and 2001 were audited by other auditors whose report dated January 24, 2003 expressed an unqualified opinion on those statements.

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


In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Dixon Hughes PLLC

Sanford, North Carolina
January 23, 2004

                              [LETTERHEAD OF KPMG]

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Cooperative Bankshares, Inc.:


We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Raleigh, North Carolina
January 24, 2003

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Financial Condition

                           December 31, 2003 and 2002

                                                                                    2003                 2002
                                                                              -----------------   -----------------
                                       ASSETS

Cash and due from banks, noninterest-bearing                                  $     14,400,034    $      11,858,603
Interest-bearing deposits in other banks                                             3,993,331                   --
                                                                              ----------------    -----------------
              Total cash and cash equivalents                                       18,393,365           11,858,603

Securities:
   Available for sale (amortized cost of $43,180,913 in 2003
     and $41,033,409 in 2002)                                                       43,613,112           42,075,212
   Held to maturity (estimated market value of $3,889,736
     in 2003 and $8,009,087 in 2002)                                                 3,806,376            7,859,955
FHLB stock                                                                           4,154,400            4,054,700
Loans held for sale                                                                  6,375,275           25,659,935

Loans                                                                              404,689,442          393,812,940
   Less allowance for loan losses                                                    3,447,002            2,936,795
                                                                              ----------------    -----------------
              Net loans                                                            401,242,440          390,876,145

Other real estate owned                                                                     --              619,163
Accrued interest receivable                                                          1,852,366            2,239,826
Premises and equipment, net                                                          8,665,698            7,019,219
Goodwill                                                                             1,461,543              661,543
Other assets                                                                        12,741,394           11,285,276
                                                                              ----------------    -----------------
              Total assets                                                    $    502,305,969    $     504,209,577
                                                                              ================    =================

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                      $    367,071,513    $     357,254,096
Short-term borrowings                                                               41,416,785           61,585,827
Escrow deposits                                                                        199,433              223,604
Accrued interest payable                                                               180,067              284,568
Accrued expenses and other liabilities                                               2,207,003            3,320,629
Long-term obligations                                                               48,087,770           43,092,592
                                                                              ----------------    -----------------
              Total liabilities                                                    459,162,571          465,761,316
                                                                              ----------------    -----------------

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $1 par value: 3,000,000 shares authorized,
     no shares issued and outstanding                                                       --                   --
   Common stock, $1 par value: 7,000,000 shares authorized,
     2,849,447 and 2,835,947 issued and outstanding                                  2,849,447            2,835,947
   Additional paid-in capital                                                        2,638,044            2,440,645
   Accumulated other comprehensive income                                              285,251              635,500
   Retained earnings                                                                37,370,656           32,536,169
                                                                              ----------------    -----------------
              Total stockholders' equity                                            43,143,398           38,448,261
                                                                              ----------------    -----------------

              Total liabilities and stockholders' equity                      $    502,305,969    $     504,209,577
                                                                              ================    =================


See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Operations

                  Years Ended December 31, 2003, 2002 and 2001

                                                                    2003              2002               2001
                                                              ---------------    ---------------   ----------------
Interest income:
   Loans                                                      $    25,512,026    $    26,611,364   $     27,980,414
   Securities                                                       2,120,292          2,613,110          2,611,299
   Other                                                               47,017             51,633            271,767
   Dividends on FHLB stock                                            147,184            219,730            253,918
                                                              ---------------    ---------------   ----------------
              Total interest income                                27,826,519         29,495,837         31,117,398
                                                              ---------------    ---------------   ----------------

Interest expense:
   Deposits                                                         7,290,985         10,148,866         15,352,845
   Borrowed funds                                                   3,394,792          3,726,021          3,563,469
                                                              ---------------    ---------------   ----------------
              Total interest expense                               10,685,777         13,874,887         18,916,314
                                                              ---------------    ---------------   ----------------

Net interest income                                                17,140,742         15,620,950         12,201,084

Provision for loan losses                                             740,000            740,000            460,000
                                                              ---------------    ---------------   ----------------

              Net interest income after
                provision for loan losses                          16,400,742         14,880,950         11,741,084
                                                              ---------------    ---------------   ----------------

Non-interest income:
   Gain on sale of loans                                            4,248,884          1,852,388             11,150
   Net gain on sale of securities                                      50,663            135,182            125,172
   Service charges and fees on loans                                  437,589            649,074            731,338
   Deposit-related fees                                             1,330,370          1,030,429            967,171
   Gain on sale of real estate                                             --            464,977                 --
   Bank-owned life insurance earnings                                 369,996            398,528            100,104
   Other income, net                                                  196,942            223,008            105,324
                                                              ---------------    ---------------   ----------------
              Total non-interest income                             6,634,444          4,753,586          2,040,259
                                                              ---------------    ---------------   ----------------

Non-interest expenses:
   Compensation and fringe benefits                                 9,284,874          7,016,029          5,124,945
   Occupancy and equipment                                          2,733,861          2,317,141          2,073,635
   Professional and examination fees                                  364,522            570,229            238,681
   Advertising                                                        579,314            357,775            277,758
   Real estate owned                                                  110,209             14,300             22,053
   Other                                                            1,968,061          1,612,495          1,566,080
                                                              ---------------    ---------------   ----------------
              Total non-interest expenses                          15,040,841         11,887,969          9,303,152
                                                              ---------------    ---------------   ----------------

Income before income taxes                                          7,994,345          7,746,567          4,478,191

Income tax expense                                                  2,590,119          2,802,070          1,589,248
                                                              ---------------    ---------------   ----------------
              Net income                                      $     5,404,226    $     4,944,497   $      2,888,943
                                                              ===============    ===============   ================

Net income per share:
   Basic                                                      $          1.90    $          1.74   $           1.03
   Diluted                                                    $          1.86    $          1.73   $           1.02

Weighted average common shares outstanding:
   Basic                                                            2,847,567          2,835,712          2,797,317
   Diluted                                                          2,898,907          2,859,014          2,823,191



See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Comprehensive Income

                     Years December 31, 2003, 2002 and 2001

                                                                    2003              2002               2001
                                                              ---------------    ---------------   ----------------
Net income                                                    $     5,404,226    $     4,944,497   $      2,888,943
                                                              ---------------    ---------------   ----------------

Other comprehensive income:

   Unrealized gain (loss) arising during the year                    (558,941)           868,332            385,127

   Tax (expense) benefit                                              242,130           (338,649)          (150,201)

   Reclassification to realized gain                                  (50,663)          (135,182)          (125,172)

   Tax expense                                                         17,225             52,721             48,817
                                                              ---------------    ---------------   ----------------

              Other comprehensive income (loss)                      (350,249)           447,222            158,571
                                                              ---------------    ---------------   ----------------

Comprehensive income                                          $     5,053,977    $     5,391,719   $      3,047,514
                                                              ===============    ===============   ================









See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                  Years Ended December 31, 2003, 2002 and 2001

                                                                           Accumulated
                                                            Additional        other                       Total
                                                Common        paid-in     comprehensive   Retained     stockholders'
                                                 stock        capital        income       earnings        equity
                                             ------------  ------------   ------------  ------------   ------------
Balance, December 31, 2000                   $  2,714,610  $  2,234,936   $     29,707  $ 25,832,926   $ 30,812,179
  Exercise of stock options                       141,537       392,364              -             -        533,901
  Tax benefit of stock option exercise                  -        60,372              -             -         60,372
  Stock traded to exercise options
    (20,700 shares)                               (20,700)     (251,952)             -             -       (272,652)
  Other comprehensive income, net of taxes              -             -        158,571             -        158,571
  Net income for year                                   -             -              -     2,888,943      2,888,943
  Cash dividends ($.20 per share)                       -             -              -      (563,034)      (563,034)
                                             ------------  ------------   ------------  ------------   ------------

Balance, December 31, 2001                      2,835,447     2,435,720        188,278    28,158,835     33,618,280
  Exercise of stock options                           500         4,925              -             -          5,425
  Other comprehensive income, net of taxes              -             -        447,222             -        447,222
  Net income for year                                   -             -              -     4,944,497      4,944,497
  Cash dividends ($.20 per share)                       -             -              -      (567,163)      (567,163)
                                             ------------  ------------   ------------  ------------   ------------

Balance, December 31, 2002                      2,835,947     2,440,645        635,500    32,536,169     38,448,261
  Exercise of stock options                        13,500       173,590              -             -        187,090
  Tax benefit of stock option exercise                  -        23,809              -             -         23,809
  Other comprehensive loss, net of taxes                -             -       (350,249)            -       (350,249)
  Net income for year                                   -             -              -     5,404,226      5,404,226
  Cash dividends ($.20 per share)                       -             -              -      (569,739)      (569,739)
                                             ------------  ------------   ------------  ------------   ------------

Balance, December 31, 2003                   $  2,849,447  $  2,638,044   $    285,251  $ 37,370,656   $ 43,143,398
                                             ============  ============   ============  ============   ============


See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                  Years Ended December 31, 2003, 2002 and 2001

                                                                    2003              2002               2001
                                                              ---------------    ---------------   ----------------
Net income                                                    $     5,404,226    $     4,944,497   $      2,888,943
Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Net accretion and amortization                                   395,330            300,135             45,494
     Depreciation                                                     880,767            801,173            669,842
     Net gain on sale of securities                                   (50,663)          (135,182)          (125,172)
     Gain on sale of loans                                         (4,248,884)        (1,777,314)           (11,150)
     Deferred tax benefit                                            (188,149)            (3,990)          (276,589)
     Loss (gain) on sales of premises and equipment                        --           (464,977)             8,621
     Loss (gain) on sales of foreclosed real estate                    63,890             (6,855)             3,793
     Valuation losses on foreclosed real estate                         8,663                 --              2,807
     Provision for loan losses                                        740,000            740,000            460,000
     Proceeds from sales of loans                                 275,871,442        106,027,979            506,245
     Loan originations held for sale                             (252,499,961)      (129,910,600)                --
     Changes in assets and liabilities:
       Accrued interest receivable                                    387,460            397,541            139,037
       Prepaid expenses and other assets                             (274,672)          (148,324)          (843,020)
       Accrued interest payable                                      (104,501)            20,177            (36,005)
       Accrued expenses and other liabilities                      (1,610,964)         2,225,719            269,985
                                                              ---------------    ---------------   ----------------

          Net cash provided (used) by operating activities         24,773,984        (16,990,021)         3,702,831
                                                              ---------------    ---------------   ----------------

Purchases of securities available for sale                        (26,936,750)       (29,203,805)       (82,123,753)
Purchases of securities held to maturity                           (2,981,945)        (4,165,348)                --
Purchase of Lumina Mortgage Company                                  (400,000)          (773,188)                --
Proceeds from maturity of securities available for sale            13,900,000                 --         16,000,000
Proceeds from sale of securities available for sale                 1,060,000         24,058,015         43,107,351
Proceeds from maturities of securities held to maturity             5,000,000                 --          8,000,000
Repayments of mortgage-backed securities available for sale         9,654,231          6,721,816          2,413,006
Repayments of mortgage-backed securities held to maturity           1,865,872          1,192,533                 --
Loan originations, net of principal repayments                    (11,243,814)       (18,120,668)       (28,044,846)
Proceeds from disposals of foreclosed real estate                     854,428            221,207            643,413
Purchases of premises and equipment                                (3,140,041)        (1,311,187)          (902,513)
Proceeds from sales of premises and equipment                              --            499,071              3,518
Net expenditures on foreclosed real estate                             (8,236)          (111,829)           (35,352)
Purchases of FHLB stock                                            (2,149,900)          (350,000)          (399,600)
Proceeds from sale of FHLB stock                                    2,050,200            450,200                 --
Purchases of life insurance                                                --         (1,000,000)        (8,088,704)
                                                              ---------------    ---------------   ----------------

          Net cash used in investing activities                   (12,475,955)       (21,893,183)       (49,427,480)
                                                              ---------------    ---------------   ----------------

Net increase in deposits                                            9,817,417         17,424,044         12,517,728
Net proceeds (repayments) on short-term borrowings                (35,169,042)         6,585,827          5,000,000
Repayments on long-term obligations                                    (4,822)            (4,564)            (4,321)
Proceeds received on long-term obligations                         20,000,000         15,000,000         23,000,000
Proceeds from issuance of common stock, net                           187,090              5,425            261,249
Dividends paid                                                       (569,739)          (567,163)          (563,034)
Net change in escrow deposits                                         (24,171)             2,660           (339,831)
                                                              ---------------    ---------------   ----------------

          Net cash provided (used) by financing activities         (5,763,267)        38,446,229         39,871,791
                                                              ---------------    ---------------   ----------------

       Increase (decrease) in cash and cash equivalents             6,534,762           (436,975)        (5,852,858)

Cash and cash equivalents:
   Beginning of year                                               11,858,603         12,295,578         18,148,436
                                                              ---------------    ---------------   ----------------

   End of year                                                $    18,393,365    $    11,858,603   $     12,295,578
                                                              ===============    ===============   ================

See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows
                                   (Continued)

                  Years Ended December 31, 2003, 2002 and 2001

                                                                    2003              2002               2001
                                                              ---------------    ---------------   ----------------
Cash paid for:
   Interest                                                   $    10,790,278    $    13,854,710    $    18,952,319
   Income taxes                                                     3,278,665          2,597,763          1,699,583

Summary of noncash investing and financing activities:
   Transfer from loans to other real estate owned                     479,462            989,602          1,151,318
   Transfer of premises and equipment to other real
     real estate owned                                                     --                 --             21,427
   Loans to facilitate the sale of foreclosed
     real estate                                                       72,000            918,450                 --
   Unrealized gains (losses) on securities available
     for sale, net of taxes                                          (350,249)           447,222            158,571
   Transfer of securities from held to maturity to
     available for sale at fair value                                      --                 --          5,946,000
   Accrual of goodwill for purchase of
     Lumina Mortgage Company                                          400,000                 --                 --
   Long-term obligations reclassified to short-term
     borrowings                                                    15,000,000         20,000,000         15,000,000

Sale and leaseback of premises and equipment:
   Increase in other receivable for proceeds on sale                  733,942                 --                 --
   Deferred gain on sale                                              121,147                 --                 --



See accompanying notes to consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies

     Basis of Presentation

     The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the Company), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank (the Bank), and the Bank's wholly owned subsidiaries, Lumina Mortgage Company, Inc. (Lumina) and CS&L Holdings, Inc. (Holdings) and Holdings' majority owned subsidiary, CS&L Real Estate Trust, Inc. (REIT). All significant intercompany transactions have been eliminated.

     Nature of Operations

     The Company operates 24 offices (including 20 full service branches) in Eastern North Carolina, North Myrtle Beach, South Carolina, and Virginia Beach, Virginia, and offers a wide range of banking services including deposits, bankcards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary source of revenue is interest income from its loan and securities portfolios.

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

          Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2003, the daily average gross reserve requirement was $1,107,000.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     Significant Accounting Policies (Continued)

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     Significant Accounting Policies (Continued)

     (e)  Loans and Allowance for Loan Losses (Continued)

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

          Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination.

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     (g)  Transfers and Servicing of Financial Assets

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

     (j)  Goodwill

          Goodwill resulting from the acquisition of Lumina Mortgage Company in 2002 is not amortized but is tested for impairment annually or more often if an event or circumstance indicates that an impairment loss has been incurred.

     (k)  Income Taxes

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

     (l)  Stock-Based Compensation

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     (l)  Stock-Based Compensation (Continued)


                                                                             Year ended December 31,
                                                                    2003              2002               2001
                                                              ---------------    ---------------   ----------------
              Net income, as reported                         $     5,404,226    $     4,944,497   $      2,888,943
              Deduct:  Total stock-based employee
                compensation expense determined
                under fair value based method for all
                awards, net of related tax effects                         --            (60,543)           (29,097)
                                                              ---------------    ---------------   ----------------

              Proforma net income                             $     5,404,226    $     4,883,954   $      2,859,846
                                                              ===============    ===============   ================

              Earnings per share:
                Basic - as reported                           $          1.90    $          1.74   $           1.03
                                                              ===============    ===============   ================
                Basic - proforma                              $          1.90    $          1.72   $           1.02
                                                              ===============    ===============   ================
                Diluted- as reported                          $          1.86    $          1.73   $           1.02
                                                              ===============    ===============   ================
                Diluted - proforma                            $          1.86    $          1.71   $           1.01
                                                              ===============    ===============   ================

               The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002 and 2001. The weighted average fair values of options granted in 2002 and 2001 were $3.60 and $2.65, respectively. No options were granted in 2003.

                                                                                      2002               2001
                                                                                 ---------------   ----------------

              Risk-free interest rate                                                      4.79%              4.86%

              Dividend yield                                                               1.45%              1.85%

              Expected volatility                                                            25%                20%

              Expected lives (in years)                                                      8                  8

     (m)  Comprehensive Income

          The Company reports as comprehensive income all changes in stockholders' equity during the year from nonowner sources. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company's only component of accumulated other comprehensive income is unrealized gains and losses on securities available for sale.

     (n)  Segment Information

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     (n)  Segment Information (Continued)

          The Company has determined that it operates primarily in one operating segment providing general commercial financial services to customers located in the single geographic area of Eastern North Carolina, Southeastern Virginia and Northeastern South Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

     (o)  New Accounting Pronouncements

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

          The Company does not engage in hedging activities except for the buy and sell commitments for loans held for sale, which are deemed immaterial due to the fact the Company issues a rate lock commitment to a customer and concurrently "locks in" the loan with a secondary market investor under a best efforts delivery mechanism. Therefore, market risk is mitigated because any commitment to fund a loan available for sale is concurrently hedged by a commitment from an investor to purchase the loan under the same terms. Loans are usually sold within 60 days after closing. Other than the aforementioned transfer of securities, the adoption of the Statement had no material impact on the Company.

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

          On January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Company did not have any goodwill until the purchase of Lumina Mortgage Company on May 31, 2002. This purchase created goodwill in the amount of $1,461,543. In accordance with Statement No. 142, this goodwill will not be amortized but instead will be tested for impairment annually.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 did not have a material effect on the Company's consolidated financial statements.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     (o)  New Accounting Pronouncements (Continued)

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

          In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FIN 45 and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. In addition, with some exceptions, all provisions of SFAS No. 149 should be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified by the Company after May 31, 2003, and is effective at the beginning of the first interim period beginning after June 15, 2003. However, the FASB has deferred indefinitely the classification and measurement provisions as they related to certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

          In January 2003, the FASB issued Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46R is effective for public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The Company does not expect that FIN 46 and FIN 46R will have a material impact on its consolidated financial statements.

          In November 2003, the Emerging Issues Task Force (EITF) reached a partial consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." Issue 03-1 requires certain quantitative and qualitative disclosures for investments subject to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Company adopted the partial consensus on Issue 03-1 during 2003 and has provided the new disclosures in footnote 2. The EITF is expected to continue deliberating other aspects of Issue 03-1, including when to recognize other-than-temporary impairment.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



(1)  Basis of Presentation and Significant Accounting Policies (Continued)

     (o)  New Accounting Pronouncements (Continued)

          In December 2003, the FASB issued SFAS No. 132 (Revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. This Statement retains the disclosure requirements in SFAS No. 132 and requires additional details about plan assets, benefit obligations, cash flows, benefit costs, assumptions used and other relevant information for companies with pension plans and other postretirement benefit plans. A description of investment policies and strategies and target allocation percentages, or target ranges, for asset categories also are required in financial statements. These new disclosures are required for years ending after December 15, 2003. The Company adopted SFAS No. 132 (Revised 2003) during 2003 and has provided the new disclosures in Note 9. Additional disclosures regarding projections of future benefit payments will be required for years ending after June 15, 2004.

(2)  Securities

     Securities as of December 31, 2003 and 2002 are summarized as follows:

                                                                               2003
                                                ----------------------------------------------------------------
                                                                      Gross           Gross           Estimated
                                                 Amortized         Unrealized      Unrealized           Market
                                                   Cost               Gains          Losses             Value
                                                 ---------         -----------     ----------         ---------
       SECURITIES AVAILABLE FOR SALE:
         U.S. Government and
           agency securities                   $   25,148,511    $     358,052     $          --   $    25,506,563
         Mortgage-backed securities                11,584,165          201,541           296,928        11,488,778
         Marketable equity securities               4,975,000           74,625                --         5,049,625
         Corporate bonds                            1,473,237           94,909                --         1,568,146
                                               --------------    -------------     -------------   ---------------

           Total                               $   43,180,913    $     729,127     $     296,928   $    43,613,112
                                               ==============    =============     =============   ===============

       SECURITIES HELD TO MATURITY:
         Mortgage-backed securities            $    3,806,376    $      83,360     $          --   $     3,889,736
                                               --------------    -------------     -------------   ---------------

           Total                               $    3,806,376    $      83,360     $          --   $     3,889,736
                                               ==============    =============     =============   ===============

                                                                               2002
                                               -------------------------------------------------------------------
                                                                      Gross            Gross          Estimated
                                                 Amortized         Unrealized       Unrealized          Market
                                                   Cost               Gains           Losses            Value
                                                -----------        ----------       ----------        ----------
      SECURITIES AVAILABLE FOR SALE:
         U.S. Government and
           agency securities                   $   19,104,121    $     558,725     $          --   $    19,662,846
         Mortgage-backed securities                14,457,784          348,228                --        14,806,012
         Marketable equity securities               4,975,000           99,500                --         5,074,500
         Corporate bonds                            2,496,504           59,743            24,393         2,531,854
                                               --------------    -------------     -------------   ---------------

           Total                               $   41,033,409    $   1,066,196     $      24,393   $    42,075,212
                                               ==============    =============     =============   ===============

       SECURITIES HELD TO MATURITY:
         U.S. Government and
           agency securities                   $    5,000,000    $     122,600     $          --   $     5,122,600
         Mortgage-backed securities                 2,859,955           26,532                --         2,886,487
                                               --------------    -------------     -------------   ---------------

           Total                               $    7,859,955    $     149,132     $          --   $     8,009,087
                                               ==============    =============     =============   ===============

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(2)  Securities (Continued)

     The following table shows investments' gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                                        Less Than 12 Months         12 Months or More                Total
                                     ------------------------   ------------------------  -------------------------
                                        Fair       Unrealized      Fair       Unrealized      Fair       Unrealized
                                        value        losses        value       losses         value       losses
                                     -----------  -----------   ----------   -----------  -----------   -----------

       SECURITIES AVAILABLE FOR SALE:
         Mortgage-backed securities  $ 4,908,602  $   296,928   $       --   $        --  $ 4,908,602   $   296,928
                                     -----------  -----------   ----------   -----------  -----------   -----------

         Total temporarily impaired
           securities                $ 4,908,602  $   296,928   $       --   $        --  $ 4,908,602   $   296,928
                                     ===========  ===========   ==========   ===========  ===========   ===========

     Temporarily impaired securities consist of one security that is an agency backed collateralized mortgage obligation. This security has been temporarily impaired for a short-term, is agency backed and does not have a premium associated with it. Therefore, the Company believes the impairment is temporary and relates to the current interest rate environment and is not a permanent impairment.

     The maturities of securities at December 31, 2003 are summarized as follows:

                                                                                                     Estimated
                                                                                   Amortized          Market
                                                                                      Cost             Value
                                                                                 -------------    -------------
       Held to maturity:
       Within 1 year                                                             $           --   $           --
       Mortgage-backed securities                                                     3,806,376        3,889,736
                                                                                 --------------   --------------

                                                                                 $    3,806,376   $    3,889,736
                                                                                 ==============   ==============
       Available for sale:
       Within 1 year                                                             $      200,371   $      201,812
       After 1 year through 5 years                                                  16,461,437       16,808,796
       After 5 years through 10 years                                                 9,959,940       10,064,101
       Marketable equity securities                                                   4,975,000        5,049,625
       Mortgage-backed securities                                                    11,584,165       11,488,778
                                                                                 --------------   --------------

                                                                                 $   43,180,913   $   43,613,112
                                                                                 ==============   ==============

     Expected  maturities  for  mortgage-backed   securities  will  differ  from
     contractual   maturities   because  borrowers  have  the  right  to  prepay
     obligations without prepayment penalties.

     For the three years ended December 31, 2003, sales of investment securities resulted in gross realized gains of $50,663 in 2003, gross realized gains of $135,182 in 2002, and gross realized gains of $125,172 in 2001.

     Investment securities having an aggregate carrying value of $15,214,100 at December 31, 2003 were pledged to secure public funds on deposit. Investment securities having an aggregate carrying value of $201,812 at December 31, 2003 were pledged to secure repurchase agreements. Investment securities having an aggregate carrying value of $1,568,146 at December 31, 2003 were pledged to secure the Treasury tax and loan account with the Federal Reserve Bank.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002
(3)  Loans

     Loans at December 31, 2003 and 2002 are summarized as follows (in thousands):

                                                                                      2003              2002
                                                                                 --------------   --------------
       Real estate:
         Construction and land development                                       $       57,598   $       51,431
         Mortgage:
           1-4 family residential                                                       206,476          204,395
           Multi-family residential                                                      13,357           17,044
           Commercial                                                                    91,627           87,257
           Equity line                                                                   16,006           14,541
           Other                                                                            359              363
                                                                                 --------------   --------------

           Total real estate loans                                                      385,423          375,031

         Commercial, industrial and agricultural                                         14,599           13,717
         Consumer                                                                         6,069            6,396
                                                                                 --------------   --------------

           Total gross loans                                                            406,091          395,144

         Unamortized net deferred fees                                                   (1,402)          (1,331)
                                                                                 --------------   --------------

           Loans                                                                 $      404,689   $      393,813
                                                                                 ==============   ==============

       In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2003 (in thousands):

                  Balance at beginning of year                                   $        7,807
                  New loans                                                               2,255
                  Repayments                                                               (838)
                                                                                 --------------

                  Balance at end of year                                         $        9,224
                                                                                 ==============

       Activity in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 is summarized as follows (in thousands):

                                                                      2003             2002             2001
                                                                 -------------     -------------  ----------------
       Balance at beginning of year                              $       2,937     $       2,523   $         2,160
       Provision for loan losses                                           740               740               460
       Loans charged-off                                                  (237)             (360)             (106)
       Recoveries                                                            7                34                 9
                                                                 -------------     -------------   ---------------

       Balance at end of year                                    $       3,447     $       2,937   $         2,523
                                                                 =============     =============   ===============

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(3)  Loans (Continued)

     The following is a summary of nonperforming assets at December 31, 2003 and 2002 (in thousands):

                                                                                       2003             2002
                                                                                   -------------  ----------------
       Loans 90 days past due and still accruing interest                          $         147   $           249
       Nonaccrual loans                                                                      120               335
       Other real estate owned                                                                --               619
                                                                                   -------------   ---------------

       Total                                                                       $         267   $         1,203
                                                                                   =============   ===============

     At December 31, 2003, 2002 and 2001, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $120,372, $334,289 and $505,378, respectively, with no corresponding valuation allowances. For the years ended December 31, 2003, 2002 and 2001, the average recorded investment in impaired loans was approximately $150,000, $254,000 and $513,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

     In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

     The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 2003 and 2002 (in thousands):

                                                                                       2003             2002
                                                                                   -------------  ----------------
       Undisbursed portion of home equity lines of credit collateralized primarily by junior liens on 1-4 family
           properties                                                              $      15,431   $        14,130
       Other commitments and credit lines                                                 15,275            13,843
       Undisbursed portion of construction loans                                          45,311            32,667
       Fixed-rate mortgage loan commitments                                                1,031               879
       Adjustable-rate mortgage loan commitments                                           5,815             5,614
       Available-for-sale mortgage loan commitments                                        2,954             3,729
                                                                                   -------------   ---------------

       Total                                                                       $      85,817   $        70,862
                                                                                   =============   ===============

     As commitments may expire unused, the total commitment amount does not necessarily represent future cash requirements.

     The Company, through its normal lending activity, originates and maintains loans which are substantially concentrated in Eastern North Carolina, where most of its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

     Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were approximately $44,851,000, $44,809,000 and $56,041,000 at December 31, 2003, 2002 and 2001, respectively. The carrying value of capitalized servicing rights is included in other assets. Changes in mortgage servicing rights capitalized for the year ended December 31, 2003 are as follows:

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002
(3)    Loans (Continued)

                                                                                       2003
                                                                                   -------------
       Mortgage servicing rights, beginning of year                                $      73,240
       Mortgage servicing rights, capitalized                                            162,064
                                                                                   -------------
                                                                                         235,304
       Accumulated amortization                                                           33,742
                                                                                   -------------
       Mortgage servicing rights, end of year, net
         of amortization                                                           $     201,562
                                                                                   =============

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

(4)  Premises and Equipment

     Premises and equipment at December 31, 2003 and 2002 are summarized as follows (in thousands):

                                                                                       2003             2002
                                                                                   -------------  ----------------
       Land                                                                        $       2,239  $          2,526
       Buildings                                                                           6,486             5,539
       Leasehold improvements                                                              1,058               369
       Furniture and equipment                                                             7,523             6,516
                                                                                   -------------   ---------------

                                                                                          17,306            14,950
       Less accumulated depreciation and amortization                                     (8,640)           (7,931)
                                                                                   -------------   ---------------

       Premises and equipment, net                                                 $       8,666   $         7,019
                                                                                   =============   ===============

(5)  Deposits

     Deposits at December 31, 2003 and 2002 are summarized as follows (in thousands):

                                                                                       2003             2002
                                                                                   -------------  ----------------
       Demand                                                                      $      26,608   $        19,800
       Checking with interest                                                             25,891            20,630
       Money market accounts                                                              26,630            24,213
       Savings                                                                            21,417            20,345
       Time deposits of $100 or more                                                      91,834            85,831
       Other time deposits                                                               174,692           186,435
                                                                                   -------------   ---------------

       Total                                                                       $     367,072   $       357,254
                                                                                   =============   ===============

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002
(5)  Deposits (Continued)

     At December 31, 2003, the scheduled maturities of time deposits were (in thousands):

           2004                                                                    $     233,608
           2005                                                                           29,350
           2006                                                                            3,465
           2007                                                                               82
           2008                                                                                -
           Thereafter                                                                         21
                                                                                   -------------

                Total time deposits                                                $     266,526
                                                                                   =============

(6)  Borrowed Funds

     Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2003 and 2002 are summarized as follows:

                                                   2003                WAR             2002              WAR
                                             ----------------   --------------    --------------  ----------------
           Advances from FHLB                $     83,000,000            3.06%    $   81,000,000             3.84%
           Affordable Housing Program
                advances from FHLB                     87,770            3.50%            92,592             3.50%
           Advances for loans held
                for sale                            6,251,087            3.86%        23,485,233             4.09%
           Repurchase agreements                      165,698            0.37%           100,594             0.70%
                                             ----------------                     --------------

                      Total                  $     89,504,555                     $  104,678,419
                                             ================                     ==============

     Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2003 was approximately $145,667,000. This agreement with the FHLB provides for a line of credit up to 25% of the Bank's assets. The maximum month end balances were $83 million, $83 million and $83 million during the years ended December 31, 2003, 2002 and 2001, respectively. Annual principal maturities of Federal Home Bank advances for the years subsequent to December 31, 2003 are as follows (in thousands):

           2004                                                                    $      35,000
           2005                                                                           10,000
           2006                                                                           10,000
           2008                                                                            5,000
           2010                                                                           10,000
           2011                                                                           13,000
                                                                                   -------------
                                                                                   $      83,000
                                                                                   =============

     The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(6)  Borrowed Funds (Continued)

     Lumina borrows money on a short-term basis principally from another financial institution to fund its loans that are held for sale. The balance of this borrowing was $6.3 million and $23.5 million at December 31, 2003 and 2002, respectively. Borrowings for loans that were funded from this line of credit within 60 days were at a rate of 3.37% and borrowings for loans that were funded more than 60 days ($668,000) were at a rate of 8.00%. This borrowing is collateralized by mortgage loans held for sale. When a loan is sold, the proceeds are used to repay the borrowing. Loans are usually sold within 60 days. This borrowing agreement is currently being renegotiated, but the financial institution continues to supply sufficient funds for loans originated by Lumina.

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

(7)  Regulatory Matters and Capital Requirements

     The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2003, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

     As of December 31, 2003 and 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

                                                                                     Minimum Ratio to Maintain
                                                                                       Well-Capitalized Status
                                                                                  --------------------------------
                                                   2003               2002             2003             2002
                                             ----------------   --------------    --------------  ----------------
       Risk-based capital:
         Tier I capital                      $         41,486   $       37,193
         Total capital                                 44,933           40,130
         Risk-adjusted assets                         370,895          364,763
         Quarterly average tangible assets            493,548          494,455

         Tier I capital ratio                          11.19%           10.20%             6.00%             6.00%
         Total capital ratio                           12.11%           11.00%            10.00%            10.00%
         Leverage capital ratio                         8.41%            7.52%             5.00%             5.00%

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(7)  Regulatory Matters and Capital Requirements (Continued)

     A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $1,954,815 at December 31, 2003.

     The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

(8)  Benefit Plans

     The Bank participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the Plan) covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last five years of employment.

     Under the multi-employer plan, the Bank is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. Expenses related to this Plan were $366,814, $164,618 and $34,537 for the years 2003, 2002 and 2001, respectively.

     The Bank maintains a Supplemental Retirement 401(k) Plan (the 401(k)). Employees are able to contribute up to 15% of their eligible annual compensation to the 401(k) subject to Internal Revenue Service limitations. The Bank matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2003, 2002 and 2001.

     The compensation expense incurred by the Bank for the 401(k) was $105,027, $90,098, and $78,585 for the years ended December 31, 2003, 2002 and 2001, respectively.

     Lumina also maintains a 401(k) plan for its employees. Participants are able to contribute up to 20% of their eligible annual compensation to this plan subject to Internal Revenue Service limitations. The Company does not match employee contributions.

     In 2002, the Bank implemented a non-qualifying deferred compensation plan for certain key executive officers. The Bank has purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits for each officer participating in the plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant's life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. If the Bank has a change in control before the officer reaches age 65, the participating officer will be entitled to a benefit. Provisions of $228,445 in 2003 were expensed for future benefits to be provided under this plan. The total liability under this plan was $351,787 at December 31, 2003 and is included in accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002



(9)  Earnings Per Share

     The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2003, 2002 and 2001:

                                                                      2003             2002             2001
                                                                 -------------     -------------  ----------------
       Net income (numerator)                                    $   5,404,226     $   4,944,497  $      2,888,943
                                                                 =============     =============  ================

       Shares for basic EPS (denominator)                            2,847,567         2,835,712         2,797,317
       Dilutive effect of stock options                                 51,340            23,302            25,874
                                                                 -------------     -------------  ----------------

       Shares for diluted EPS (denominator)                          2,898,907         2,859,014         2,823,191
                                                                 =============     =============  ================

     For the years ended December 31, 2003, 2002 and 2001, there were 0, 14,204 and 14,204, respectively, of options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the calculations of the dilutive effect of stock options.

(10) Income Taxes

     Income tax expense consists of the following components for the years ended December 31, 2003, 2002 and 2001:

                                                                      2003             2002             2001
                                                                 -------------     -------------  ----------------
       Current tax expense:
         Federal                                                 $   2,664,960     $   2,379,444  $      1,651,815
         State                                                         113,308           426,616           214,022
                                                                 -------------     -------------  ----------------
           Total current tax expense                                 2,778,268         2,806,060         1,865,837
                                                                 -------------     -------------  ----------------

       Deferred tax expense (benefit):
         Federal                                                      (191,112)         (113,579)         (227,083)
         State                                                           2,963           109,589           (49,506)
                                                                 -------------     -------------  ----------------
           Total deferred tax benefit                                 (188,149)           (3,990)         (276,589)
                                                                 -------------     -------------  ----------------

           Total tax expense                                     $   2,590,119     $   2,802,070  $      1,589,248
                                                                 =============     =============  ================

     The components of the net deferred tax asset at December 31, 2003 and 2002 are as follows:

                                                                                      2003               2002
                                                                                 --------------     ---------------
       Deferred tax assets:
          Allowance for loan losses                                              $    1,328,819     $     1,132,134
          Deferred compensation                                                         326,814             226,150
          Other                                                                           3,587                  --
                                                                                 --------------     ---------------

       Total gross deferred tax assets                                                1,659,220           1,358,284

       Valuation allowance                                                             (113,223)            (82,469)
                                                                                 --------------     ---------------

       Total net deferred tax assets                                                  1,545,997           1,275,815
                                                                                 --------------     ---------------
       Deferred tax liabilities:
         Deferred loan fees                                                              77,573             120,264
         FHLB stock                                                                      99,259             169,829
         Premises and equipment                                                         530,853             366,004
         Unrealized gain on securities available for sale                               146,948             406,303
         Goodwill                                                                        33,901               3,456
                                                                                 --------------     ---------------

       Total gross deferred tax liabilities                                             888,534           1,065,856
                                                                                 --------------     ---------------

       Net deferred tax asset                                                    $      657,463     $       209,959
                                                                                 ==============     ===============

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(10) Income Taxes (Continued)

     The Company has established a valuation allowance at December 31, 2003 because management has determined that it is more likely than not that some of the deferred tax assets will not be realized. For the year ended December 31, 2003, the valuation allowance increased $30,754.

     Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                                      2003             2002             2001
                                                                 -------------     -------------  ----------------
       Income taxes at federal tax rate                          $  2,718,077      $   2,633,833  $      1,522,585
       Increase (decrease) resulting from:
          State income taxes, net of federal
            income tax benefit                                         76,739            353,895           108,581
          Cash surrender value of bank owned
            life insurance                                           (125,799)          (135,500)          (34,035)
          Tax exempt securities                                       (72,701)           (72,701)          (36,350)
          Other                                                        (6,197)            22,543            28,467
                                                                 ------------      -------------  ----------------

            Total                                                $  2,590,119      $   2,802,070  $      1,589,248
                                                                 ============      =============  ================

     Retained earnings at December 31, 2003 and 2002 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank's stock.

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002
(11) Stock Option Plan (Continued)

     A summary of the status of the Option Plan as of December 31, 2003, 2002 and 2001, and changes during the years then ended is presented below:

                                          2003                         2002                          2001
                               -------------------------    --------------------------   --------------------------
                                               Weighted                    Weighted                      Weighted
                                                average                      average                      average
                                                option                       option                       option
                                 Number          price         Number         price         Number         price
                               -----------    ----------    -----------   ------------    ----------   -----------
       Options outstanding,
          beginning of year        141,943    $    11.28        117,943    $     11.37       246,457    $      6.85
       Granted                          --            --         25,500          10.85        18,000          13.38
       Exercised                   (13,500)        13.86           (500)         10.85      (141,537)          3.77
       Forfeited                        --            --         (1,000)         11.00        (4,977)         10.86
                               -----------    ----------    -----------    -----------   -----------    -----------
       Options outstanding,
          end of year              128,443    $    11.01        141,943    $     11.28       117,943    $     11.37
                               ===========    ==========    ===========    ===========   ===========    ===========

     The following table summarizes additional information about the Option Plan at December 31, 2003:

                                                                        Remaining
                                              Number                   Contractual               Number
              Exercise Price                Outstanding                   Life                 Exercisable
             -------------------     -----------------------       ------------------     ----------------------
               $     7.50                      10,000                    .25 years                 10,000
                    10.50                       5,424                   3.25 years                  5,424
                    10.85                      23,000                   8.00 years                 23,000
                    10.94                       9,000                   5.70 years                  9,000
                    11.00                      10,315                   6.00 years                 10,315
                    11.06                      58,500                   5.50 years                 58,500
                    11.50                       8,000                   8.00 years                  8,000
                    19.50                       4,204                   4.00 years                  4,204
                                     -----------------------       ------------------     ----------------------
                                              128,443                   5.60 years                128,443
                                     =======================       ==================     ======================

(12) Parent Company Financial Information

     Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is presented below:

                            Condensed Statements of Financial Condition

                                                                                      2003               2002
                                                                                 --------------     ---------------
         Assets:
            Cash                                                                 $        2,433     $         1,913
            Equity investment in subsidiary                                          43,233,958          38,490,495
            Other assets                                                                142,472             141,797
                                                                                 --------------     ---------------
                                                                                 $   43,378,863     $    38,634,205
                                                                                 ==============     ===============
         Liabilities and stockholders' equity:
            Other liabilities                                                    $      235,465     $       185,944
            Stockholders' equity                                                     43,143,398          38,448,261
                                                                                 --------------     ---------------
                                                                                 $   43,378,863     $    38,634,205
                                                                                 ==============     ===============

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(12) Parent Company Financial Information (Continued)

                       Condensed Statements of Operations

                                                                      2003             2002             2001
                                                                 -------------     -------------   ---------------
       Dividends from subsidiary                                 $     397,649     $     575,739   $       347,309
       Equity in undistributed net income of subsidiary              5,069,903         4,426,679         2,586,569
       Miscellaneous expenses                                          (63,326)          (57,921)          (44,935)
                                                                 -------------     -------------   ---------------
                                                                 $   5,404,226     $   4,944,497   $     2,888,943
                                                                 =============     =============   ===============


                       Condensed Statements of Cash Flows

                                                                      2003             2002             2001
                                                                 -------------     -------------   ---------------
       Operating activities:
          Net income                                             $   5,404,226     $   4,944,497   $     2,888,943
          Equity in undistributed net income of subsidiary          (5,069,903)       (4,426,680)       (2,586,569)
          Change in other assets                                          (675)              (25)           (6,042)
          Change in other liabilities                                   49,521            44,106             6,036
                                                                 -------------     -------------   ---------------
            Net cash provided by operating activities                  383,169           561,898           302,368
                                                                 -------------     -------------   ---------------

       Financing activities:
          Proceeds from issuance of common stock, net                  187,090             5,425           261,249
          Cash dividends paid                                         (569,739)         (567,163)         (563,034)
                                                                 -------------     -------------   ---------------
            Net cash used in financing activities                    (382,649)          (561,738)         (301,785)
                                                                 -------------     -------------   ---------------

       Increase in cash and cash equivalents                               520               160               583
       Cash and cash equivalents, beginning of year                      1,913             1,753             1,170
                                                                 -------------     -------------   ---------------

       Cash and cash equivalents, end of year                    $       2,433     $       1,913   $         1,753
                                                                 =============     =============   ===============

(13) Acquisition

     On May 31, 2002, the Bank acquired the operating assets of Wilmington-based Lumina Mortgage Company. The combined resources of these two companies enable the Bank to offer a wider range of products to a larger customer base. Lumina has offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina and Virginia Beach, Virginia. Their 2001 loan originations totaled $118 million. The purchase price was $740,061 in cash with two future contingent payments based on loan origination volume and meeting certain profitability goals of Lumina in the two subsequent years after the purchase. The agreement was subsequently amended to change the contingent payments into two payments of $400,000 each payable on July 31, 2003 and 2004. These payments are considered additional purchase price and, accordingly, goodwill related to this acquisition was increased by $800,000.

    Goodwill at December 31, 2002                     $    661,543
    Additions to goodwill                                  800,000
                                                      ------------

    Goodwill at December 31, 2003                     $  1,461,543
                                                      ============

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(13) Acquisition (Continued)


     The following table summarizes the estimated fair value of assets acquired and liabilities assumed at May 31, 2002, excluding $33,127 of professional fees that were included in goodwill as part of this transaction:

                       Property and equipment                            $     71,584
                       Goodwill                                               628,416
                       Other assets                                            51,729
                                                                         ------------
                            Total assets acquired                             751,729
                                                                         ------------

                       Accrued expenses and other liabilities                  11,668
                                                                         ------------
                            Total liabilities assumed                          11,668
                                                                         ------------

                       Net assets acquired                               $    740,061
                                                                         ============

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

                                                                                            Years Ended
                                                                                       2002             2001
                                                                                   -------------   ---------------
       Interest income                                                             $  29,648,777   $    31,569,610
       Interest expense                                                               13,973,200        19,334,494
                                                                                   -------------   ---------------
            Net interest income                                                       15,675,577        12,235,116
       Provision for loan losses                                                         740,000           460,000
                                                                                   -------------   ---------------
            Net interest income after provision for loan losses                       14,935,577        11,775,116
                                                                                   -------------   ---------------

       Noninterest income                                                              6,167,688         5,394,986
       Noninterest expense                                                            13,235,876        12,324,831
                                                                                   -------------   ---------------
       Income before income taxes                                                      7,867,389         4,845,271
       Income tax expense                                                              2,849,191         1,732,409
                                                                                   -------------   ---------------
            Net income                                                             $   5,018,198   $     3,112,862
                                                                                   =============   ===============

       Net income per share:
            Basic                                                                  $        1.77   $          1.11
            Diluted                                                                         1.76              1.10

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(14) Fair Value of Financial Instruments (Continued)

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

                   COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 2003 and 2002

(14) Fair Value of Financial Instruments (Continued)

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows (in thousands):

                                                               2003                               2002
                                                 -------------------------------    -------------------------------
                                                    Carrying         Estimated         Carrying         Estimated
                                                     Amount         Fair Value          Amount         Fair Value
                                                  ------------    --------------     ------------    --------------
       Financial assets:
          Cash and cash equivalents              $      18,393     $      18,393    $      11,859     $      11,859
       Securities:
          Available for sale                            43,613            43,613           42,075            42,075
          Held to maturity                               3,806             3,890            7,860             8,009
          Loans held for sale                            6,375             6,375           25,660            25,660
          Loans, net                                   401,242           407,076          390,876           397,001
          FHLB stock                                     4,154             4,154            4,055             4,055
          Accrued interest receivable                    1,852             1,852            2,240             2,240
       Financial liabilities:
          Deposits                                     367,072           367,676          357,254           357,915
          Borrowed funds                                89,505            89,468          104,678           106,089
          Accrued interest payable                         180               180              285               285


(15) Asset Sale

     During December 2003, the Company sold the Ogden branch for $800,000. A gain of $121,147 was deferred because the Company is now leasing this property and another property, under operating leases, from the purchases of the Ogden branch. This gain will be recognized as a reduction of rental expense over the lives of these leases.

     During February 2002, the Company sold a parking lot for $500,000. A gain of $464,977 was realized on the sale.

(16) Leases

     The Company has several noncancelable operating leases, primarily for office space that expire over the next twenty years. These leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $312,000, $200,000 and $98,000 during 2003, 2002 and 2001, respectively.

     Future minimum lease payments under noncancelable operating leases as of December 31, 2003 are (in thousands):

       Year ending December 31:
       2004                                   $             487
       2005                                                 424
       2006                                                 257
       2007                                                 246
       2008                                                 247
       After 2008                                         3,331
                                              -----------------

       Total minimum lease payments           $           4,992
                                              =================

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

Frederick Willetts, III                                           James D. Hundley, M.D.
Chairman, President & Chief Executive Officer                     President, Wilmington Orthopaedic Group P.A.

Paul G. Burton                                                    H. T. King, III
President, Burton Steel Company                                   President, Hanover Iron Works, Inc.

Russell M. Carter                                                 R. Allen Rippy
President, Atlantic Corporation                                   Vice President, Rippy Automotive Company

F. Peter Fensel, Jr.                                              O. Richard Wright, Jr.
President, F. P. Fensel Supply Company                            Attorney, McGougan, Wright, Worley, Harper & Bullard

                          OFFICERS OF COOPERATIVE BANK

Frederick Willetts, III                                    Chairman, President-Chief Executive Officer
O. C. Burrell, Jr.                                         Executive Vice President-Chief Operating Officer
Dickson B. Bridger                                         Senior Vice President-Mortgage Lending
Todd L. Sammons, CPA                                       Senior Vice President-Chief Financial Officer
Sandra B. Carr                                             Vice President-Retail Banking Operations
George B. Church                                           Vice President-Business Banking
Linda B. Garland                                           Vice President-Marketing/Corporate Secretary
Raymond A. Martin                                          Vice President-Information Services
Donna H. Mitchell                                          Vice President-Mortgage Operations
John P. Payne, CPA                                         General Auditor
Susie K. Register                                          Vice President-Mortgage Servicing/Processing
Dare C. Rhodes                                             Vice President-Human Resources

                       OFFICERS OF LUMINA MORTGAGE COMPANY

Linda B. Skipper                                           President
Frederick Willetts, III                                    Vice President
Dickson B. Bridger                                         Secretary
Todd L. Sammons                                            Treasurer

                           COOPERATIVE BANK LOCATIONS
Beaufort                                                      Southport
Belhaven                                                      Tabor City
Elizabethtown                                                 Wallace
Jacksonville (2)                                              Washington (2)
Kill Devil Hills                                              Whiteville
Morehead City (2)                                             Wilmington (6)
                         Corolla (Loan Production Office)

                            LUMINA MORTGAGE LOCATIONS
Wilmington, North Carolina; North Myrtle Beach, South Carolina; Virginia Beach, Virginia

                             CORPORATE HEADQUARTERS
                          Cooperative Bankshares, Inc.
                                201 Market Street
                                  P.O. Box 600
                        Wilmington, North Carolina 28402
                                 (910) 343-0181
                                www.coop-bank.com

                     TRANSFER AGENT                                                SPECIAL COUNSEL
                   First Citizens Bank                                   Stradley Ronon Stevens & Young, LLP
            Corporate Trust Department, DAC61                                         Suite 600
                     P.O. Box 29522                                              1220 19th Street, NW
           Raleigh, North Carolina 27626-0522                                    Washington, DC 20036


                     ANNUAL MEETING                                              INDEPENDENT AUDITORS
The Annual Meeting of Stockholders of Cooperative                                 Dixon Hughes PLLC
Bankshares, Inc. will be held:                                                    Post Office Box 70
               HILTON WILMINGTON RIVERSIDE                                Sanford, North Carolina 27331-0070
      301 NORTH WATER STREET, WILMINGTON, NC 28401
              APRIL 30, 2004 AT 11:00 A.M.



                                    FORM 10-K
              Copies of Form 10-K may be obtained without charge by
                  writing to: Linda B. Garland at the Corporate
              Headquarters address or visit the company website at
                               www.coop-bank.com.

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


                                  CAPITAL STOCK

Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 2003, there were 2,849,447 shares outstanding, which were held by 523 stockholders of record. A $0.05 per share dividend was declared each quarter in 2003 and 2002. Stock performance for 2003 and 2002 is given in the following table


                           Quarterly Common Stock Data

                                                              2003                       2002
     ----------------------------------------------------------------------------------------------
                                                         High         Low          High        Low
             Quarters Ended
     ----------------------------------------------------------------------------------------------
             December                                 $26.400     $22.350       $17.000    $13.850
             September                                 26.760      19.000        15.000     13.000
             June                                      20.250      18.470        16.000     12.040
             March                                     19.650      15.950        12.394     10.401
     ----------------------------------------------------------------------------------------------