Form 10-K, Exhibit 13
period 2004-12-31
COOPERATIVE BANKSHARES INC
filed 2005-03-30
CIK 923529

Exhibit 13

Corporate Profile

Cooperative Bankshares, Inc. (the “Company”) is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank (the “Bank”); a North Carolina chartered commercial bank. The Company’s primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank and its subsidiaries. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank and its subsidiaries.

Cooperative Bank was chartered in 1898. The Bank’s headquarters are located in Wilmington, North Carolina. Cooperative Bank operates 21 offices throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border. In addition, the Bank operates a subsidiary, Lumina Mortgage Company, Inc. (“Lumina”) a mortgage banking firm. Lumina has offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina, and Virginia Beach, Virginia. The Bank’s other subsidiary, CS&L Holdings, Inc. (“Holdings”) is a Virginia Corporation and a holding company for CS&L Real Estate Trust, Inc. (the “REIT”), which is a real estate investment trust. The Federal Deposit Insurance Corporation (“FDIC”) insures the Bank’s deposit accounts up to applicable limits.

Through its offices, the Bank provides a wide range of banking products, including interest bearing and noninterest-bearing checking accounts, certificates of deposit and individual retirement accounts. It offers an array of loan products: overdraft protection, commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. The Bank offers free Online Banking and Bill Pay to personal accounts. In addition, the Bank offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

The common stock of the Company is traded on the NASDAQ National Market under the symbol “COOP”.

SELECTED FINANCIAL AND OTHER DATA

At December 31,	2004	2003	2002	2001	2000
	Dollars in Thousands
Selected Financial Condition Data:
Assets	$550,107	$502,437	$504,220	$458,114	$414,961
Loans, net	449,417	401,373	390,886	373,458	347,486
Securities	47,195	47,419	49,935	47,970	35,027
FHLB stock	4,519	4,154	4,055	4,155	3,755
Deposits	414,758	367,202	357,264	339,830	327,312
Borrowed funds	85,426	89,505	104,678	83,097	55,101
Stockholders’ equity	46,910	43,143	38,448	33,618	30,812

Year Ended December 31,	2004	2003	2002	2001	2000
	Dollars in Thousands
Selected Operations Data:
Interest income	$27,603	$27,975	$29,650	$31,173	$31,743
Interest expense	9,205	10,686	13,875	18,916	19,305
Net interest income	18,398	17,289	15,775	12,257	12,438
Provision for loan losses	970	740	740	460	970
Noninterest income	5,183	6,486	4,600	1,984	1,636
Noninterest expenses	15,586	15,041	11,888	9,303	10,193
Income before income taxes	7,025	7,994	7,747	4,478	2,911
Net income	4,681	5,404	4,944	2,889	1,932

Selected Financial Ratios and Other Data:
Return on average assets	0.89%	1.07%	1.05%	0.67%	0.47%
Return on average equity	10.54%	13.16%	13.70%	8.91%	6.35%
Average stockholders’ equity to average assets	8.49%	8.17%	7.64%	7.57%	7.38%
Non-performing assets to total assets	0.04%	0.05%	0.24%	0.84%	0.22%
Allowance for loan losses to total loans	0.94%	0.84%	0.70%	0.67%	0.62%
Dividend payout ratio	15.89%	10.54%	11.47%	19.49%	28.09%
*Per Share Data:
Earnings per:
Common share - basic	$1.09	$1.27	$1.16	$0.69	$0.47
Common share - diluted	$1.07	$1.24	$1.15	$0.68	$0.46
Cash dividends declared	$0.17	$0.13	$0.13	$0.13	$0.13
Book value	$10.93	$10.09	$9.04	$7.90	$7.57

*	Per Share Data has been adjusted to reflect the effects of a 3-for-2 stock split in the form of a 50% stock dividend declared on January 19, 2005 and paid on February 24, 2005.

To Our Shareholders

The year 2004 was another good year for our company. Business North Carolina magazine recognized Cooperative Bankshares as one of the top 75 public companies in North Carolina, ranked by market value. Additionally, U.S. Banker magazine recognized Cooperative Bankshares with a ranking of 107th in a list of top 200 publicly traded community banks in the country based on a three year average return on equity.

On January 19, 2005, the board of directors approved a 3-for-2 stock split in the form of a 50% stock dividend. The dividend was paid on February 24, 2005 to stockholders of record on February 8, 2005.

We continue to be pleased with the performance of the four new offices which were opened in 2003. We received regulatory approval to relocate our Long Leaf office to its new location on Shipyard Boulevard in Wilmington. By providing a superior location, this has allowed us to construct a much more modern and larger facility, reflecting both our commitment to improved customer service, as well as a need to expand to serve our ever growing customer base at that office. Construction on that facility was commenced in January, and we anticipate a mid summer 2005 opening. Regulators have also approved a new office at Porter’s Neck in the northern New Hanover County-Wilmington market. We will relocate the Ogden office to the facility upon completion. This relocation was sorely needed because of the increasing merging traffic onto Market Street almost at the entrance of the Ogden office.

In addition, we purchased a new operations and training center which will be in the Dutch Square office complex in Wilmington. This will provide us with a larger, more improved operations building with greater security capabilities as well. In addition, with the growing need to provide continuous training to our staff, we are dedicating a portion of this building to a training facility which will provide our employees with state of the art audio, visual and computer equipment to further enhance their skills in an effort to better serve our customers.

Net income for the twelve months ended December 31, 2004 was $4,681,175, or $1.07 per diluted share, a 13.4% decrease in net income compared to the same period last year. Net income for the twelve months ended December 31, 2003 was $5,404,226, or $1.24 per diluted share. Per share data has been adjusted for the 3-for-2 stock split paid on February 24, 2005. Net income for the year ended December 31, 2004 was adversely impacted by a slow down in mortgage originations and also with additional expenses associated with multiple office openings during calendar year 2003. The Bank originated 1,515 loans totaling $237.5 million dollars, while the Bank’s subsidiary, Lumina Mortgage Company, originated 1007 loans for $160.4 million dollars giving total originations of $398.0 million.

In summary, while the operating results for the company were slightly below 2003, we feel that the additional expenses associated with opening four new financial centers will reap long term benefits to the company. In addition, by relocating two of our offices in the Wilmington market, as well as investing in a new training facility and operations center, we feel that this also bodes well for the long term health of the company. It is for these reasons that I look forward to our future with a great deal of optimism. Thank you for your continued support.

Sincerely yours,

Frederick Willetts, III

President

Management’s Discussion and Analysis

General

Cooperative Bankshares, Inc. (the “Company”) is a registered bank holding company incorporated in North Carolina in 1994. The Company is the parent company of Cooperative Bank (the “Bank”), a North Carolina chartered commercial bank. Cooperative Bank, headquartered in Wilmington, North Carolina was chartered in 1898. The Bank provides financial services through 21 offices in Eastern North Carolina. The Bank’s subsidiary, Lumina Mortgage Company, Inc. (“Lumina”) is a mortgage banking firm originating and selling residential mortgage loans through offices in Wilmington, North Carolina, North Myrtle Beach, South Carolina and Virginia Beach, Virginia. The Bank’s other subsidiary, CS&L Holdings, Inc. (“Holdings”), is a holding company incorporated in Virginia for CS&L Real Estate Trust, Inc. (the “REIT”), which is a real estate investment trust. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiaries.

The following is management’s discussion and analysis presented to assist in understanding the Company’s financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this Annual Report.

Critical Accounting Policies

The preparation of our audited consolidated financial statements and the information included in management’s discussion and analysis is governed by policies that are based on accounting principles generally accepted in the United States of America and general practices within the banking industry. Among the more significant policies are those that govern accounting for allowance for loan losses and goodwill. These policies are discussed in Note 1 of the “Notes to Consolidated Financial Statements” included in this Annual Report.

A critical accounting policy is one that is both very important to the portrayal of the Company’s financial condition and results, and requires a difficult, subjective or complex judgment by management. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. Estimates and judgments are integral to our accounting for certain items, and those estimates and judgments affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. The Company periodically evaluates its estimates, including those related to the reserve for loan losses and goodwill. While we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. Further information regarding the accounting policies that we consider to be critical is provided below.

Allowance for loan losses. The Company’s most significant critical accounting policy is the determination of its allowance for loan losses. The allowance for loan losses reflects the estimated losses that will result from the inability of our customers to make required payments. The allowance for loan losses is the product of management’s evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating possible credit losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets. Our estimate of the allowance for loan losses does not include the impact of events that might occur in the future.

Management considers the established allowance adequate to absorb losses that relate to loans outstanding at December 31, 2004, although future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated and additional provisions may be required. For further information on the allowance for loan losses, see “Financial Condition” in Management’s Discussion and Analysis and Note 3 of the “Notes to Consolidated Financial Statements” included in this Annual Report.

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

Management Strategy

The Bank’s lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years the Bank has emphasized the origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans. As of December 31, 2004 approximately $309 million, or 68% of the Bank’s loan portfolio, which excludes loans held for sale, consisted of loans secured by residential properties. This amount includes $49 million of loans classified as construction and land development. This was up from approximately $267 million, or 66% at December 31, 2003. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2004, adjustable rate and fixed rate loans totaled approximately 66% and 34%, respectively, of the Bank’s total loan portfolio.

The Bank has chosen to sell a large percentage of its fixed rate mortgage loan originations in the secondary market and through brokered arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income and reducing interest rate risk.

In 2004 the Bank sold $7 million in loans in the secondary market where the Bank retained the servicing of the loans and receives a fee payable monthly of up to ¼% per annum of the unpaid balance of each loan. In addition, the Bank sold $5 million in the secondary market and $9 million through a brokered arrangement where the Bank released the servicing of the loans. Lumina sold $159 million in the secondary market during 2004.

The growth in the loan portfolio was concentrated in one-to-four family residential loans and real estate-backed commercial loans, including construction loans. The commercial loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk, along with the growth in the loan portfolio, were the primary reasons for the increase in the allowance for loan losses over the past several years.

On January 19, 2005, the Company declared a 3-for-2 stock split in the form of a 50% stock dividend. This split increased the number of common shares outstanding to 4,291,115. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of this stock split.

The Bank opened four offices in 2003. The Monkey Junction office, located at 5102 South College Road in Wilmington, North Carolina, opened May 2003, and the Morehead City, North Carolina, office located at 137 Highway 24, opened July 2003. The Landfall office at 1313 Military Cutoff Road in Wilmington, North Carolina and the 5210 Southport-Supply Road office in Southport, North Carolina opened December 2003. The Southport office is the Bank’s first financial center in Brunswick County. The Bank is planning to move two of its Wilmington offices in 2005 to what management believes are superior locations. Lumina Mortgage opened an office in Surf City, North Carolina, a growing coastal community, in February 2005.

Interest Rate Sensitivity Analysis

Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2004, the Company had a one-year positive gap position of 8.8%. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income, while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company’s adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

When Lumina gives a rate lock commitment to a customer, there is a concurrent “lock-in” for the loan with a secondary market investor under a best efforts delivery mechanism. Therefore, interest rate risk is mitigated because any commitments to fund loans available for sale are concurrently hedged by a commitment from an investor to purchase the loan under the same terms. Loans are usually sold within 60 days after closing.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans, mortgage-backed securities and callable securities and borrowings. The table also assumes that adjustable rate loans will reprice at contractual repricing intervals and transaction and savings accounts will gradually run off and reprice.

INTEREST RATE SENSITIVITY ANALYSIS

December 31, 2004	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	Total
	(Dollars in thousands)
Interest-earning assets:
Securities	$6,694	$24,882	$12,776	$2,843	$47,195
Interest-bearing bank balances	4,361	—	—	—	4,361
Federal Home Loan Bank stock	4,519	—	—	—	4,519
All loans	317,990	129,596	9,783	3,640	461,009

Total	$333,564	$154,478	$22,559	$6,483	$517,084

Interest-bearing liabilities:
Deposits	$251,919	$120,122	$10,157	$—	$382,198
Borrowed funds	37,345	30,009	18,013	59	85,426

Total	$289,264	$150,131	$28,170	$59	$467,624

Interest rate sensitivity gap	$44,300	$4,347	$(5,611)	$6,424	$49,460

Cumulative interest rate sensitivity gap	$44,300	$48,647	$43,036	$49,460

Cumulative ratio of interest-earning assets to interest-bearing liabilities	115.3%	111.1%	109.2%	110.6%

Ratio of cumulative gap to total assets	8.8%	9.7%	8.6%	9.8%

Market Risk

The Company’s primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by the Company’s interest-earning assets or the cost of its interest-bearing liabilities, thus directly impacting the Company’s overall earnings. The Company’s management actively monitors and manages interest rate risk. One way this is accomplished is through the development of, and adherence to, the Company’s asset/liability policy. This policy sets forth management’s strategy for matching the risk characteristics of the Company’s interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

One way to measure the Company’s potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company’s Economic Value of Equity (“EVE”). At December 31, 2004, the percentage of negative estimated change in EVE decreased in the rising rate environments as compared to the estimated change at December 31, 2003. The change to EVE in a 200 basis point declining rate environment from December 31, 2003 to December 31, 2004 is negatively impacted and the change for a 100 basis point decline is the same for both years. The following table sets forth information relating to the Company’s EVE and the estimated changes under various interest rate change scenarios as of December 31, 2004 (in thousands).

Market Risk Table

(Dollars in thousands)

	December 31, 2004
Change in Interest Rates	Economic Value of Equity	Estimated $ Change	Estimated % Change
200 basis point rise	43,445	(7,188)	-14%
100 basis point rise	47,290	(3,343)	-7%
Base Scenario	50,633	—	—
100 basis point decline	51,521	888	2%
200 basis point decline	49,939	(694)	-1%

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

Liquidity

The Company’s goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers, pay operating expenses, and meet regulatory liquidity requirements. Maturing securities, principal repayments of loans and securities, selling loans held for sale, deposits, income from operations and borrowings are the main sources of liquidity. The Bank has been granted a line of credit by the Federal Home loan Bank of Atlanta (“FHLB”) in an amount of up to 25% of the Bank’s total assets. At December 31, 2004, the Bank’s borrowed funds from the FHLB equaled 14% of its total assets. Scheduled loan repayments are a relatively predictable source of funds, unlike deposits and loan prepayments that are significantly influenced by general interest rates, economic conditions and competition.

At December 31, 2004, the estimated market value of liquid assets (cash, cash equivalents, marketable securities and loans held for sale) was approximately $71 million, representing 14% of deposits and borrowed funds as compared to $72 million or 16% of deposits and borrowed funds at December 31, 2003. The decrease in liquid assets was primarily due to a decrease in cash. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short maturities (within 6 years) and call dates, consistent with the Bank’s focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of stockholders’ equity, net of deferred taxes.

The Company’s securities portfolio consists of U.S. Treasury, U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation (“FHLMC”) and a Household Finance Corporation note. Fannie Mae (“FNMA”) and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The mortgage-backed and related securities owned by the Company are subject to repayment by the mortgagors of the underlying collateral at any time. These repayments may be affected by a rising or declining interest rate environment. During a rising or declining interest rate environment, repayments and the interest rate caps may subject the Company’s mortgage-backed and related securities to yield and/or price volatility.

The Company’s primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2004, outstanding off-balance sheet commitments to extend credit totaled $56 million, and the undisbursed portion of construction loans was $55 million. Management considers current liquidity levels adequate to meet the Company’s cash flow requirements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors except as disclosed in Note 3 of “Notes To Consolidated Financial Statements.”

Contractual Obligations and Commitments

The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2004.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(Dollars in thousands)
Borrowed Funds	$85,426	$32,343	$20,000	$5,000	$28,083
Lease Obligations	8,211	568	899	834	5,910
Deposits	414,758	331,514	83,224	—	20

Total Contractual Cash Obligations	$508,395	$364,425	$104,123	$5,834	$34,013

	Amount of Commitment Expiration Per Period
Other Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(Dollars in thousands)
Undisbursed portion of home equity collateralized primarily by junior liens on 1-4 family properties	$25,903	$1,072	$9,261	$946	$14,624
Other commitments and credit lines	19,070	4,469	11,897	49	2,655
Undisbursed portion of construction loans	55,322	55,322	—	—	—
Available for sale mortgage loan commitments	3,762	3,762	—	—	—
Fixed-rate mortgage loan commitments	1,161	1,161	—	—	—
Adjustable-rate mortgage loan commitments	6,040	6,040	—	—	—

Total Commitments	$111,258	$71,826	$21,158	$995	$17,279

In the normal course of business, the Company may enter into purchase agreements for goods or services. In management’s opinion, the dollar amount of such agreements at December 31, 2004 is immaterial and has not been included in the previous table.

Capital

Stockholders’ equity at December 31, 2004, was $46.9 million, up $3.8 million, or 8.7%, from $43.1 million at December 31, 2003. The improved capital position during the year 2004 reflects the impact of earnings retention after the declaration of cash dividends of $744,000 and the exercising of 21,000 stock options after being adjusted to reflect the effects of a 3-for-2 stock split in the form of a 50% stock dividend paid on February 24, 2005. Stockholders’ equity at December 31, 2004 and December 31, 2003 includes unrealized gains net of tax of $68,000 and $285,000, respectively, on securities available for sale.

Under the capital regulations of the Federal Deposit Insurance Corporation (“FDIC”), the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2004, the Bank’s leverage capital ratio was 8.44%. The FDIC’s risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of the allowance for loan losses. At December 31, 2004, the Bank had a ratio of qualifying total capital to risk-weighted assets of 12.00%.

The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the “Federal Reserve Board”). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

The Company currently exceeds all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. For further information, see Note 7 of “Notes to Consolidated Financial Statements.”

On January 19, 2005, the Company declared a 3-for-2 stock split in the form of a 50% stock dividend, which was payable February 24, 2005, to shareholders of record on February 8, 2005. This split increased the number of common shares outstanding to 4,291,115.

On December 15, 2004, the Company’s Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share after being adjusted to reflect the effects of the 3-for-2 stock split. The dividend was payable January 17, 2005, to shareholders of record on January 2, 2005. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies and economic conditions in the marketplace.

Related Party Transactions

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates (“Related Parties”) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank’s employee loan program which offers a six month adjustable rate that is 1% above the Bank’s cost of funds rounded up to the next ¼%. An employee can only have one property at any given time that qualifies for the employee rate program. The interest rate and a reduced origination fee are the only favorable terms. Officers do not receive preferential treatment in this program over other employees. For further information, see Note 3 of “Notes to Consolidated Financial Statements” included in this Annual Report and the Company’s Proxy Statement for its 2005 Annual Meeting of Stockholders.

FINANCIAL CONDITION

The Company’s total assets increased 9.5% to $550.1 million at December 31, 2004, as compared to $502.4 million at December 31, 2003. The major change in assets is an increase of $48.9 million (12.1%) in loans which can be primarily attributed to the opening of four new branches since May 2003 and the Bank being located in vibrant markets. These factors also allowed the Bank to attract an increase in deposits of $47.6 million (13.0%). The increase in deposits and retained earnings and the reduction in cash and cash equivalents of $2 million (10.9%) helped fund the increase in loans and enabled the Bank to reduce its total borrowings by $4.1 million (4.6%).

The Company’s nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $207,000, or 0.04% of assets, at December 31, 2004, compared to $267,000 or 0.05% of assets, at December 31, 2003. The Company assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $4.4 million at December 31, 2004 is adequate to cover probable losses inherent in the loan portfolio. For further information see “Results of Operation-Provision for Loan Losses.”

Management considers a variety of factors in establishing the appropriate levels for the provision and the allowance for loan losses. Consideration is given to, among other things, the impact of current economic conditions, the diversification of the loan portfolio, historical loss experience, the review of loans by loan review personnel, the individual borrower’s financial and managerial strengths and the adequacy of underlying collateral.

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

RESULTS OF OPERATION

The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans, securities and interest–bearing deposits in other banks offset by the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company’s operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government and the policies of regulatory authorities.

Net Income

Net income decreased 13.4% to $4.7 million for 2004, as compared to $5.4 million for 2003 and $4.9 million in 2002. The following analysis of the Company’s results of operations will explain the changes that had an effect on net income for the three years under review.

Interest Income

Interest income amounted to $27.6 million during 2004, a $371,000 (1.3%) decrease from 2003 levels, which decreased $1.7 million (5.7%) from 2002 levels. Interest income reduction during 2004 resulted from lower yields on earning assets. The average balance of interest-earning assets increased 5.0% but was more than offset by the yield decreasing 35 basis points as compared to 2003. The yield fell because of the action the Federal Reserve took to reduce interest rates hoping to spur the economy. The Federal Reserve’s actions continued to cause adjustable rate loans to adjust down and new loans to be made at a lower rate. This trend may reverse in the future since the Federal Reserve has started to increase rates since June of 2004. During 2003, the decrease in interest income was due to the yield on average interest-earning assets decreasing 74 basis points because of the interest rate cuts. The average balance of interest-earning assets increased 6.0% as compared to 2002. The yield on average interest-earning assets for the year 2004 decreased to 5.57% as compared to 5.92% for 2003 and 6.66% for 2002.

Interest Expense

Interest expense amounted to $9.2 million during 2004, a $1.5 million (13.9%) decrease from 2003 levels, compared to a $3.2 million (23%) decrease from 2003 to 2002. The decrease in interest expense during 2004 resulted from a lower cost of interest-bearing liabilities. During 2004, the average balance of interest-bearing liabilities increased 2.3% but was more than offset by the cost decreasing 39 basis points as compared to 2003. During 2003 the decrease in interest expense was due to an 87 basis point drop in the average rate paid against a 4.4% increase in the average balance of interest-bearing liabilities as compared to 2002. The average cost of interest-bearing liabilities for the year 2004 decreased to 2.07% as compared to 2.46% for 2003 and 3.33% for 2002.

Net Interest Income

Net interest income totaled $18.4 million during 2004, an increase of $1.1 million, or 6.4% over 2003, when net interest income was $17.3 million. During 2003, net interest income increased $1.5 million or 9.6% over the $15.8 million recorded during 2002. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2004. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2004 and 2003. The interest rate spread was 3.50% for 2004, compared to 3.47% for 2003 and 3.33% for 2002. These increases were due to interest-earning assets increasing more than interest-bearing liabilities. In addition, there were larger decreases in the cost of liabilities versus the yield on assets. This can be attributed to the Bank’s success in obtaining both low and no cost deposits. The net yield on interest-earning assets was 3.71% for 2004 compared to 3.66% for 2003 and 3.54% for 2002.

AVERAGE YIELD/COST ANALYSIS

The following table contains information relating to the Company’s average balance sheets and reflects the average yield on earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. The average loan portfolio balances include nonaccrual loans.

	For the year ended
	DECEMBER 31, 2004			DECEMBER 31, 2003			DECEMBER 31, 2002
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS
Interest-earning assets:
Interest-bearing deposits in other banks	$4,029	$49	1.22%	$4,315	$47	1.09%	$2,732	$52	1.90%
Securities:
Available for sale	46,156	2,057	4.46%	40,658	1,868	4.59%	41,185	2,180	5.29%
Held to maturity	3,205	161	5.02%	6,164	253	4.10%	7,206	433	6.01%
FHLB stock	4,230	150	3.55%	3,855	147	3.81%	4,141	220	5.31%
All loans	438,296	25,186	5.75%	417,216	25,660	6.15%	390,220	26,765	6.86%

Total interest-earning assets	495,916	27,603	5.57%	472,208	27,975	5.92%	445,484	29,650	6.66%

Noninterest-earning assets	27,200			30,878			27,330

Total assets	$523,116			$503,086			$472,814

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits	$356,036	6,426	1.80%	$343,471	7,291	2.12%	$334,990	10,149	3.03%
Borrowed funds	89,221	2,779	3.11%	91,767	3,395	3.70%	81,867	3,726	4.55%

Total interest-bearing liabilities	445,257	9,205	2.07%	435,238	10,686	2.46%	416,857	13,875	3.33%

Noninterest-bearing liabilities	33,459			26,778			19,855

Total liabilities	478,716			462,016			436,712
Stockholders’ equity	44,400			41,070			36,102

Total liabilities and stockholders’ equity	$523,116			$503,086			$472,814

Net interest income		$18,398			$17,289			$15,775

Interest rate spread			3.50%			3.46%			3.33%

Net yield on interest-earning assets			3.71%			3.66%			3.54%

Percentage of average interest-earning assets to average interest-bearing liabilities			111.4%			108.5%			106.9%

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

	For the year ended December 31, 2003 vs. December 31, 2004 Increase (Decrease) Due to			For the year ended December 31, 2002 vs. December 31, 2003 Increase (Decrease) Due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Interest-bearing deposits in other banks	$(4)	$6	$2	$23	$(28)	$(5)
Securities:
Available for sale	243	(54)	189	(28)	(284)	(312)
Held to maturity	(141)	49	(92)	(57)	(123)	(180)
FHLB stock	13	(10)	3	(14)	(59)	(73)
All loans	1,252	(1,726)	(474)	1,778	(2,883)	(1,105)

Total interest-earning assets	1,363	(1,735)	(372)	1,702	(3,377)	(1,675)

Interest expense:
Deposits	260	(1,125)	(865)	252	(3,110)	(2,858)
Borrowed funds	(92)	(524)	(616)	416	(747)	(331)

Total interest-bearing liabilities	168	(1,649)	(1,481)	668	(3,857)	(3,189)

Net interest income	$1,195	$(86)	$1,109	$1,034	$480	$1,514

Provision for Loan Losses

The provision for loan losses charged to operations was $970,000 during 2004 compared to $740,000 during 2003 and 2002. The commercial loan portfolio, which contains loans with a higher degree of risk, continues to expand which is why the provision for loan losses increased in 2004. Non-performing assets at December 31, 2004 were $207,000 compared to $267,000 at December 31, 2003 and $1.2 million at December 31, 2002. Net charge-offs for 2004 were $64,000 compared to $230,000 during 2003 and $326,000 during 2002. At December 31, 2004, the allowance for loan losses was 0.94% of total loans as compared to 0.84% for 2003 and 0.70% for 2002. The allowance for loan losses increased to $4.4 million at December 31, 2004 compared to $3.4 million at December 31, 2003 and $2.9 million at December 31, 2002. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examination.

Noninterest Income

Total noninterest income decreased to $5.2 million during 2004, a decrease of $1.3 million or 20.0% from 2003. This compares to $6.5 million and $4.6 million during 2003 and 2002, respectively. The component that had the most impact on the change in noninterest income was the gain on sale of loans resulting in net gains of $2.5 million in 2004 versus gains of $4.0 million in 2003 and $1.7 in 2002. The reduction in 2004 can be primarily attributed to diminished mortgage banking activities caused by lower refinancing volumes. The gain realized in 2003 was primarily a result of the May 31, 2002 purchase of Lumina and the high volume of refinances due to the low interest rate environment. Service charges and fees on loans decreased to $506,000 (10.8%) for the year ended 2004 as compared to $567,000 and $690,000 during 2003 and 2002, respectively. These reductions were mainly caused by a reduction in the volume of loans closed through brokered arrangements. Deposit related fees increased 19.6% in 2004 primarily due to a new service the Bank offered beginning in April 2003, for checking accounts with non-sufficient funds and new accounts associated with the new branches. During 2002 the Bank sold a parking lot for $500,000, resulting in the gain on sale of real estate. The only similar transaction that occurred since 2002 was the sale of a building in 2003, however, the gain was deferred. Net gain on sale of securities decreased to $10,000 during 2004, a decrease of $41,000 or 81.1% from 2003. Net gain on sale of securities decreased $85,000 or 62.5% during 2003 because in 2002, the Bank sold more bonds to purchase mortgage-backed securities to give the Bank greater cash flow. In 2004 and 2003, Bank-owned life insurance earnings decreased 14.2% and 7.2% respectively, from the previous year due to the reduction in interest rates being paid on this investment. Other income increased to $236,000 (19.6%) during the year 2004 as compared to $197,000 (11.7% decrease) during the year 2003 and $223,000 for 2002. The majority of the other income changes can be attributed to the change in commissions for annuity sales and mutual funds, through UVEST Investment Services sold each year.

Noninterest Expense

Total noninterest expense was $15.6 million during the year 2004, an increase of $545,000 or 3.6% from 2003. The major increase in noninterest expense during the year 2004 can be attributed to occupancy and equipment cost increasing to $3.3 million (18.2%) in 2004 as compared to $2.8 million (19.2%) in 2003 and $2.3 million in 2002. These increases were primarily caused by the opening of four new branches since May of 2003. The company’s compensation and fringe benefit expense was $9.3 million during 2004, an increase of 0.7% as compared to $9.3 million during 2003 and $7.0 million in 2002. The increases were due to the rise in the costs of benefits, staffing levels, including the staffing for additional branches, and normal increases in salaries. In 2004, incentive pay decreased after increasing in 2003 because of the higher refinancing volumes. In addition, the May 31, 2002 purchase of Lumina resulted in higher personnel costs. Professional and examination fees increased to $460,000 (26.2%) in 2004 due to higher audit and consulting fees. These fees were higher in 2002 due to organizing Holdings and the REIT. Advertising costs for the year 2004 were $525,000 a decrease of 9.3% as compared to $579,000 in 2003 and $358,000 in 2002. Other noninterest expense was $2.0 million during 2004, a decrease of 2.9% as compared to $2.1 million in 2003 and $1.6 million in 2002. The increase in advertising and other expense in 2003 was mainly due to the full year effect of the purchase of Lumina and the opening of four new financial centers. In addition, real estate owned expense was approximately $100,000 higher in 2003 than 2004 and 2002 primarily due to losses and expenses incurred in disposing of foreclosed properties.

Income Taxes

The effective tax rate for the years ended December 31, 2004, 2003 and 2002 was 33.4%, 32.4% and 36.2%, respectively. The lower rates in 2004 and 2003 resulted principally from a change in organizational structure, which included the formation of Holdings and the REIT, that the Company implemented in December 2002. In addition to the benefits for which the revised structure was implemented, it also resulted in reduced state income taxes. State taxing authorities have recently announced that they will vigorously pursue taxpayers who have utilized certain organizational structures that result in reduced state income taxes, including the structure the Company has utilized. While the Company believes its tax position is sound, it has decided to modify its business plan in 2005 and subsequent years in response to that announcement. If the organizational structure utilized by the Company were to be challenged by state taxing authorities for past years and resulted in an assessment, the Company estimates that its exposure could be as much as $500,000 net of federal tax benefit and including interest and penalties. If such an assessment were to occur, the Company would vigorously contest the assessment based on the belief that it has fully complied with relevant tax laws. Accordingly, the Company has not accrued a liability for such a possible assessment. As a result of the modified business plan, however, the Company estimates that its effective tax rate will increase to approximately 36%-37% in 2005.

Recent Accounting Pronouncements

See Note 1 to the “Notes to Consolidated Financial Statements” for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Note Regarding Forward-Looking Statements

This document, as well as other written communications made from time to time by Cooperative Bankshares, Inc. and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions and business trends) that are considered “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the PSLRA). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “should,” “planned,” “estimated” and “potential.” For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company’s ability to predict future results is inherently uncertain and cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include among others, changes in market interest rates and general and regional economic conditions, changes in government regulations, changes in accounting principles and the quality or composition of the loan and investment portfolios and other factors that may be described in the Company’s quarterly reports on Form 10-Q and in its annual report on Form 10-K, each filed with the Securities and Exchange Commission, which are available at the Securities and Exchange Commission’s Internet website (www.sec.gov) and to which reference is hereby made.

SELECTED QUARTERLY DATA

The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

	2004				2003
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Dollars in Thousands
Selected Quarter-End Balances:
Assets	$550,107	$544,696	$527,876	$518,882	$502,437	$496,497	$522,084	$512,585
Loans, net	449,417	443,897	430,904	411,619	401,373	388,908	394,627	401,088
Securities	47,195	48,235	48,561	52,221	47,419	48,577	42,465	47,819
FHLB stock	4,519	4,554	4,654	4,354	4,154	3,905	4,005	3,805
Deposits	414,758	399,463	380,595	376,450	367,202	363,077	373,709	375,027
Borrowed funds	85,426	96,503	99,445	95,135	89,505	88,099	104,047	94,820
Stockholders’ equity	46,910	45,802	44,391	44,227	43,143	42,237	41,022	39,816

	Dollars in Thousands
Selected Operations Data:
Interest income	$7,341	$7,016	$6,693	$6,553	$6,683	$6,917	$7,153	$7,222
Interest expense	2,514	2,348	2,164	2,179	2,322	2,640	2,794	2,930
Net interest income	4,827	4,668	4,529	4,374	4,361	4,277	4,359	4,292
Provision for loan losses	225	225	300	220	180	180	180	200
Noninterest income	1,285	1,396	1,357	1,145	1,333	1,800	1,819	1,534
Noninterest expenses	3,846	3,916	3,924	3,900	3,787	3,755	3,880	3,619
Income before income taxes	2,041	1,923	1,662	1,399	1,727	2,142	2,118	2,007
Net income	1,353	1,286	1,124	918	1,163	1,430	1,423	1,388

Selected Financial Ratios and Other Data:
Return on average assets	1.00%	0.97%	0.87%	0.73%	0.94%	1.12%	1.13%	1.11%
Return on average equity	11.61%	11.38%	10.03%	8.98%	10.85%	13.66%	13.99%	14.29%
Average stockholders’ equity to average assets	8.62%	8.50%	8.65%	8.17%	8.65%	8.22%	8.04%	7.75%
*Per Share Data:
Earnings per:
Common share - basic	$0.32	$0.30	$0.26	$0.21	$0.27	$0.33	$0.33	$0.33
Common share - diluted	$0.31	$0.30	$0.26	$0.21	$0.27	$0.33	$0.33	$0.32
Cash dividends declared	$0.05	$0.05	$0.05	$0.03	$0.03	$0.03	$0.03	$0.03
Book value	$10.93	$10.67	$10.34	$10.31	$10.09	$9.88	$9.60	$9.32

*	Per share data has been adjusted to reflect the effects of a 3-for-2 stock split in the form of a 50% stock dividend declared on January 19, 2005 and paid on February 24, 2005.

COOPERATIVE BANKSHARES, INC.

Consolidated Financial Statements

December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cooperative Bankshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina

March 9, 2005

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks, noninterest-bearing	$12,031,627	$14,400,034
Interest-bearing deposits in other banks	4,360,960	3,993,331

Total cash and cash equivalents	16,392,587	18,393,365

Securities:
Available for sale (amortized cost of $44,432,476 in 2004 and $43,180,913 in 2003)	44,535,010	43,613,112
Held to maturity (estimated market value of $2,678,860 in 2004 and $3,889,736 in 2003)	2,659,595	3,806,376
FHLB stock	4,518,500	4,154,400
Loans held for sale	7,239,131	6,375,275
Loans	453,769,733	404,820,362
Less allowance for loan losses	4,353,227	3,447,002

Net loans	449,416,506	401,373,360
Accrued interest receivable	2,085,164	1,852,366
Premises and equipment, net	8,597,015	8,665,698
Goodwill	1,461,543	1,461,543
Other assets	13,202,393	12,741,394

Total assets	$550,107,444	$502,436,889

Liabilities and Stockholders’ Equity
Deposits	$414,757,904	$367,202,433
Short-term borrowings	32,342,878	41,416,785
Escrow deposits	194,408	199,433
Accrued interest payable	190,689	180,067
Accrued expenses and other liabilities	2,629,188	2,207,003
Long-term obligations	53,082,676	48,087,770

Total liabilities	503,197,743	459,293,491

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $1 par value: 3,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $1 par value: 7,000,000 shares authorized, 2,860,764 and 2,849,447 issued and outstanding	2,860,764	2,849,447
Additional paid-in capital	2,673,233	2,638,044
Accumulated other comprehensive income	67,672	285,251
Retained earnings	41,308,032	37,370,656

Total stockholders’ equity	46,909,701	43,143,398

Total liabilities and stockholders’ equity	$550,107,444	$502,436,889

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income:
Loans	$25,185,437	$25,660,073	$26,765,390
Securities	2,218,150	2,120,292	2,613,110
Other	49,436	47,017	51,633
Dividends on FHLB stock	150,172	147,184	219,730

Total interest income	27,603,195	27,974,566	29,649,863

Interest expense:
Deposits	6,425,637	7,290,985	10,148,866
Borrowed funds	2,779,271	3,394,792	3,726,021

Total interest expense	9,204,908	10,685,777	13,874,887

Net interest income	18,398,287	17,288,789	15,774,976
Provision for loan losses	970,000	740,000	740,000

Net interest income after provision for loan losses	17,428,287	16,548,789	15,034,976

Noninterest income:
Gain on sale of loans	2,523,246	3,971,046	1,657,816
Net gain on sale of securities	9,600	50,663	135,182
Service charges and fees on loans	505,986	567,380	689,620
Deposit-related fees	1,591,762	1,330,370	1,030,429
Gain on sale of real estate	—	—	464,977
Bank-owned life insurance earnings	317,377	369,996	398,528
Other income, net	235,557	196,942	223,008

Total noninterest income	5,183,528	6,486,397	4,599,560

Noninterest expenses:
Compensation and fringe benefits	9,322,226	9,259,464	6,995,307
Occupancy and equipment	3,262,622	2,761,391	2,317,141
Professional and examination fees	460,084	364,522	570,229
Advertising	525,341	579,314	357,775
Other	2,016,063	2,076,150	1,647,517

Total noninterest expenses	15,586,336	15,040,841	11,887,969

Income before income taxes	7,025,479	7,994,345	7,746,567

Income tax expense	2,344,304	2,590,119	2,802,070

Net income	$4,681,175	$5,404,226	$4,944,497

Net income per share:
Basic	$1.09	$1.27	$1.16
Diluted	$1.07	$1.24	$1.15

Weighted average common shares outstanding:
Basic	4,289,187	4,271,351	4,253,568
Diluted	4,366,478	4,348,361	4,288,521

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net income	$4,681,175	$5,404,226	$4,944,497

Other comprehensive income:
Unrealized gain (loss) arising during the year	(320,065)	(558,941)	868,332
Tax benefit (expense)	108,822	242,130	(338,649)
Reclassification to realized gain	(9,600)	(50,663)	(135,182)
Tax expense	3,264	17,225	52,721

Other comprehensive income (loss)	(217,579)	(350,249)	447,222

Comprehensive income	$4,463,596	$5,053,977	$5,391,719

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2004, 2003 and 2002

	Common stock	Additional paid-in capital	Accumulated Other comprehensive income (loss)	Retained earnings	Total stockholders’ equity
Balance, December 31, 2001	$2,835,447	$2,435,720	$188,278	$28,158,835	$33,618,280
Exercise of stock options	500	4,925	—	—	5,425
Other comprehensive income, net of taxes	—	—	447,222	—	447,222
Net income	—	—	—	4,944,497	4,944,497
Cash dividends ($.13 per share)	—	—	—	(567,163)	(567,163)

Balance, December 31, 2002	2,835,947	2,440,645	635,500	32,536,169	38,448,261
Exercise of stock options	13,500	173,590	—	—	187,090
Tax benefit of stock option exercise	—	23,809	—	—	23,809
Other comprehensive loss, net of taxes	—	—	(350,249)	—	(350,249)
Net income	—	—	—	5,404,226	5,404,226
Cash dividends ($.13 per share)	—	—	—	(569,739)	(569,739)

Balance, December 31, 2003	2,849,447	2,638,044	285,251	37,370,656	43,143,398
Exercise of stock options	14,000	104,625	—	—	118,625
Stock traded to exercise options (2,683 shares)	(2,683)	(69,436)	—	—	(72,119)
Other comprehensive loss, net of taxes	—	—	(217,579)	—	(217,579)
Net income	—	—	—	4,681,175	4,681,175
Cash dividends ($.17 per share)	—	—	—	(743,799)	(743,799)

Balance, December 31, 2004	$2,860,764	$2,673,233	$67,672	$41,308,032	$46,909,701

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net income	$4,681,175	$5,404,226	$4,944,497
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Net accretion and amortization	37,333	395,330	300,135
Depreciation	941,052	880,767	801,173
Net gain on sale of securities	(9,600)	(50,663)	(135,182)
Gain on sale of loans	(2,523,246)	(4,248,884)	(1,777,314)
Deferred tax benefit	(384,856)	(188,149)	(3,990)
(Gain) loss on sales of premises and equipment	3,412	—	(464,977)
(Gain) loss on sales of foreclosed real estate	(6,486)	63,890	(6,855)
Valuation losses on foreclosed real estate	—	8,663	—
Provision for loan losses	970,000	740,000	740,000
Proceeds from sales of loans	173,826,604	275,871,442	106,027,979
Loan originations held for sale	(172,177,430)	(252,499,961)	(129,910,600)
Changes in assets and liabilities:
Accrued interest receivable	(232,798)	387,460	397,541
Prepaid expenses and other assets	38,922	(274,672)	(148,324)
Accrued interest payable	10,622	(104,501)	20,177
Accrued expenses and other liabilities	822,185	(1,610,964)	2,225,719

Net cash provided (used) by operating activities	5,996,889	24,773,984	(16,990,021)

Purchases of securities available for sale	(20,492,484)	(26,936,750)	(29,203,805)
Purchases of securities held to maturity	—	(2,981,945)	(4,165,348)
Purchase of Lumina Mortgage Company	(400,000)	(400,000)	(773,188)
Proceeds from maturity of securities available for sale	10,200,000	13,900,000	—
Proceeds from sale of securities available for sale	5,000,000	1,060,000	24,058,015
Proceeds from maturities of securities held to maturity	—	5,000,000	—
Repayments of mortgage-backed securities available for sale	4,012,721	9,654,231	6,721,816
Repayments of mortgage-backed securities held to maturity	1,147,247	1,865,872	1,192,533
Loan originations, net of principal repayments	(49,096,504)	(11,364,256)	(18,131,146)
Proceeds from disposals of foreclosed real estate	106,569	854,428	221,207
Purchases of premises and equipment	(877,981)	(3,140,041)	(1,311,187)
Proceeds from sales of premises and equipment	2,200	—	499,071
Net expenditures on foreclosed real estate	(9,487)	(8,236)	(111,829)
Purchases of FHLB stock	(7,473,700)	(2,149,900)	(350,000)
Proceeds from sale of FHLB stock	7,109,600	2,050,200	450,200
Purchases of life insurance	—	—	(1,000,000)

Net cash used in investing activities	(50,771,819)	(12,596,397)	(21,903,661)

Net increase in deposits	47,555,471	9,937,859	17,434,522
Net proceeds (repayments) on short-term borrowings	(9,073,907)	(35,169,042)	6,585,827
Repayments on long-term obligations	(5,094)	(4,822)	(4,564)
Proceeds received on long-term obligations	5,000,000	20,000,000	15,000,000
Proceeds from issuance of common stock, net	46,506	187,090	5,425
Dividends paid	(743,799)	(569,739)	(567,163)
Net change in escrow deposits	(5,025)	(24,171)	2,660

Net cash provided (used) by financing activities	42,774,152	(5,642,825)	38,456,707

Increase (decrease) in cash and cash equivalents	(2,000,778)	6,534,762	(436,975)
Cash and cash equivalents:
Beginning of year	18,393,365	11,858,603	12,295,578

End of year	$16,392,587	$18,393,365	$11,858,603

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Continued)

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash paid for:
Interest	$9,194,286	$10,790,278	$13,854,710
Income taxes	2,310,700	3,278,665	2,597,763

Summary of noncash investing and financing activities:
Transfer from loans to other real estate owned	394,660	479,462	989,602
Loans to facilitate the sale of foreclosed real estate	301,086	72,000	918,450
Unrealized gains (losses) on securities available for sale, net of taxes	(217,579)	(350,249)	447,222
Accrual of goodwill for purchase of Lumina Mortgage Company	—	400,000	—
Long-term obligations reclassified to short-term borrowings	10,000,000	15,000,000	20,000,000

Sale and leaseback of premises and equipment:
Increase in other receivable for proceeds on sale	—	733,942	—
Deferred gain on sale	—	121,147	—

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1)	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the Company), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank (the Bank), and the Bank’s wholly owned subsidiaries, Lumina Mortgage Company, Inc. (Lumina) and CS&L Holdings, Inc. (Holdings) and Holdings’ majority owned subsidiary, CS&L Real Estate Trust, Inc. (REIT). All significant intercompany transactions have been eliminated.

Nature of Operations

The Company operates 24 offices (including 20 full service branches) in Eastern North Carolina, North Myrtle Beach, South Carolina, and Virginia Beach, Virginia, and offers a wide range of banking services including deposits, bankcards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and overdraft protection. The Company’s primary source of revenue is interest income from its loan and securities portfolios.

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

Effects of Stock Split

On January 19, 2005, the Company declared a 3-for-2 stock split in the form of a 50% stock dividend. This split increased the number of common shares outstanding to 4,291,115. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of this stock split.

Reclassifications

Certain items included in prior years’ consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on the net income or stockholders’ equity as previously reported.

Significant Accounting Policies

The significant accounting policies of the Company are summarized below:

(a)	Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions.

Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2004, the daily average gross reserve requirement was $1,485,000.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(b)	Securities

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net income and reported as other comprehensive income and included as a separate component of stockholders’ equity.

Premiums are amortized and discounts are accreted using the effective interest method over the remaining terms of the related securities. Gains and losses on the sales of securities are determined using the specific-identification method and are included in noninterest income at the time of sale.

(c)	FHLB Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) System, is required to maintain an investment in capital stock of the FHLB of Atlanta in an amount equal to the sum of 0.20% of total assets as of December 31, 2003 and 4.50% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value. The FHLB stock is carried at cost.

(d)	Loans Held for Sale

As a part of its normal business operations, the Company originates mortgage loans that have been approved by secondary investors. The Company issues a rate lock commitment to a customer and concurrently “locks in” with a secondary market investor under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within several weeks of the Company initially funding the loan. The Company receives origination fees from borrowers and servicing release premiums from the investors that are recognized on the Statement of Operations in the line item “gain on sale of loans”. Between the initial funding of the loans by the Company and the subsequent purchase by the investor, the Company carries the loans on its balance sheet at cost.

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

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(e)	Loans and Allowance for Loan Losses (Continued)

The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosure”. Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers’ financial data and borrowers’ operating factors such as cash flows and operating income or loss.

The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, current economic conditions and trends that may affect the borrowers’ ability to pay. It is possible that such factors in management’s evaluations of the adequacy of the allowance for loan losses will change. Thus, future additions to the allowance may be necessary based on the impact of changes in economic conditions.

Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination.

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

December 31, 2004, 2003 and 2002

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

Premises and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 3 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

(j)	Goodwill

The Company’s recorded goodwill consists solely of goodwill resulting from the acquisition of Lumina Mortgage Company, Inc. in 2002 is not amortized but is tested for impairment annually or more often if an event or circumstance indicates that an impairment loss has been incurred.

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

On January 1, 1996 the Company adopted SFAS No. 123, “Accounting for Stock–Based Compensation”. As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The option exercise price is the market price of the common stock on the date the option is granted. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company’s Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company’s net income and net income per share would have been reduced to the pro forma amounts as follows:

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(l)	Stock-Based Compensation (Continued)

	Year ended December 31,
	2004	2003	2002
Net income, as reported	$4,681,175	$5,404,226	$4,944,497
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(369,794)	—	(60,543)

Proforma net income	$4,311,381	$5,404,226	$4,883,954

Earnings per share:
Basic - as reported	$1.09	$1.27	$1.16

Basic - proforma	$1.01	$1.27	$1.15

Diluted - as reported	$1.07	$1.24	$1.15

Diluted - proforma	$.99	$1.24	$1.14

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004 and 2002. The weighted average fair values of options granted in 2004 and 2002 were $5.88 and $2.40, respectively, after giving effect to the 3-for-2 stock split discussed in Note 1. No options were granted in 2003.

	2004	2003		2002
Risk-free interest rate	3.90%	NA	%	4.79%
Dividend yield	1.02%	NA	%	1.45%
Expected volatility	24%	NA	%	25%
Expected lives (in years)	8	NA		8

(m)	Comprehensive Income

The Company reports as comprehensive income all changes in stockholders’ equity during the year from nonowner sources. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of accumulated other comprehensive income is unrealized gains and losses on securities available for sale.

(n)	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires that public business enterprises report certain information about operating segments. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segments and those used in the enterprise’s general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

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

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, “Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133.” Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of Financial Accounting Standards Board (“FASB”) Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, “Accounting for Loans or Certain Debt Securities Acquired in a Transfer.” The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation (SFAS No. 123(R)).” SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending September 30, 2005. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2004, 2003 and 2002 would have decreased by approximately $370,000, $0, and $61,000, respectively. Accordingly, the adoption of SFAS No. 123(R) is expected to have a material effect on our consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(2)	Securities

Securities as of December 31, 2004 and 2003 are summarized as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available for sale:
U.S. Government and agency securities	$30,455,543	$76,346	$18,688	$30,513,201
Mortgage-backed securities	7,539,850	136,359	155,231	7,520,978
Marketable equity securities	4,975,000	26,865	—	5,001,865
Corporate bonds	1,462,083	36,883	—	1,498,966

Total	$44,432,476	$276,453	$173,919	$44,535,010

Securities held to maturity:
Mortgage-backed securities	$2,659,595	$19,858	$593	$2,678,860

Total	$2,659,595	$19,858	$593	$2,678,860

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available for sale:
U.S. Government and agency securities	$25,148,511	$358,052	$-	$25,506,563
Mortgage-backed securities	11,584,165	201,541	296,928	11,488,778
Marketable equity securities	4,975,000	74,625	—	5,049,625
Corporate bonds	1,473,237	94,909	—	1,568,146

Total	$43,180,913	$729,127	$296,928	$43,613,112

Securities held to maturity:
Mortgage-backed securities	$3,806,376	$83,360	$—	$3,889,736

Total	$3,806,376	$83,360	$—	$3,889,736

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(2)	Securities (Continued)

The following table shows investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. Government and agency securities	$5,481,851	$18,688	$—	$—	$5,481,851	$18,688
Mortgage-backed securities	1,484,638	486	3,324,132	154,745	4,808,770	155,231

Total	6,966,489	19,174	3,324,132	154,745	10,290,621	173,919
Securities held to maturity:
Mortgage-backed securities	2,432,619	593	—	—	2,432,619	593

Total temporarily impaired securities	$9,399,108	$19,767	$3,324,132	$154,745	$12,723,240	$174,512

At December 31, 2004, temporarily impaired securities, 12 months or more, consist of one security. This security is an agency backed collateralized mortgage obligation and does not have a premium associated with it. Therefore, the Company believes the impairment relates to the current interest rate environment and is not a permanent impairment. The remaining securities that have an unrealized loss have been impaired for less than 12 months, are agency backed and have a gross premium of $539. Therefore, the Company believes these impairments are temporary and relate to the current interest rate environment. It is the Company’s opinion that none of the impairments are permanent.

The following table shows the sole investment security with an unrealized loss, its fair value and the length of time that the security has been in a continuous unrealized loss position, at December 31, 2003.

	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
Mortgage-backed securities	$4,908,602	$296,928	$—	$—	$4,908,602	$296,928

Total temporarily impaired securities	$4,908,602	$296,928	$—	$—	$4,908,602	$296,928

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(2)	Securities (Continued)

The maturities of securities at December 31, 2004 are summarized as follows:

	Amortized Cost	Estimated Market Value
Held to maturity:
Within 1 year	$—	$—
Mortgage-backed securities	2,659,595	2,678,860

	$2,659,595	$2,678,860

Available for sale:
Within 1 year	$300,539	$297,399
After 1 year through 5 years	21,621,143	21,700,619
After 5 years through 10 years	9,995,944	10,014,150
Marketable equity securities	4,975,000	5,001,865
Mortgage-backed securities	7,539,850	7,520,977

	$44,432,476	$44,535,010

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

Sales of investment securities resulted in gross realized gains of $9,600, $50,663 and $135,182 in the years ended 2004, 2003 and 2002, respectively.

Investment securities having an aggregate carrying value of $14,998,100 at December 31, 2004 were pledged to secure public funds on deposit. Investment securities having an aggregate carrying value of $496,251 at December 31, 2004 were pledged to secure repurchase agreements. Investment securities having an aggregate carrying value of $1,498,967 at December 31, 2004 were pledged to secure the Treasury tax and loan account with the Federal Reserve Bank.

(3)	Loans

Loans at December 31, 2004 and 2003 are summarized as follows (in thousands):

	2004	2003
Real estate:
Construction and land development	$63,938	$57,598
Mortgage:
1-4 family residential	227,474	206,476
Multi-family residential	14,534	13,357
Commercial	108,626	91,627
Equity line	18,440	16,006
Other	442	359

Total real estate loans	433,454	385,423
Commercial, industrial and agricultural	15,164	14,599
Consumer	6,816	6,200

Total gross loans	455,434	406,222
Unamortized net deferred fees	(1,664)	(1,402)

Loans	$453,770	$404,820

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(3)	Loans (Continued)

In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2004 (in thousands):

Balance at beginning of year	$9,224
New loans	1,815
Repayments	(1,088)

Balance at end of year	$9,951

Activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 is summarized as follows (in thousands):

	2004	2003	2002
Balance at beginning of year	$3,447	$2,937	$2,523
Provision for loan losses	970	740	740
Loans charged-off	(109)	(237)	(360)
Recoveries	45	7	34

Balance at end of year	$4,353	$3,447	$2,937

The following is a summary of nonperforming assets at December 31, 2004 and 2003 (in thousands):

	2004	2003
Loans 90 days past due and still accruing interest	$112	$147
Nonaccrual loans	95	120

Total	$207	$267

At December 31, 2004 and 2003, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $95,207 and $120,372, respectively, with no corresponding valuation allowances. For the years ended December 31, 2004 and 2003, the average recorded investment in impaired loans was approximately $44,000 and $150,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(3)	Loans (Continued)

The following table summarizes the Company’s outstanding off-balance sheet commitments to extend credit at December 31, 2004 and 2003 (in thousands):

	2004	2003
Undisbursed portion of home equity lines of credit collateralized primarily by junior liens on 1-4 family properties	$25,903	$15,431
Other commitments and credit lines	19,070	15,275
Undisbursed portion of construction loans	55,322	45,311
Fixed-rate mortgage loan commitments	1,161	1,031
Adjustable-rate mortgage loan commitments	6,040	5,815
Available-for-sale mortgage loan commitments	3,762	2,954

Total	$111,258	$85,817

As commitments may expire unused, the total commitment amount does not necessarily represent future cash requirements.

The Company, through its normal lending activity, originates and maintains loans which are substantially concentrated in Eastern North Carolina, where most of its offices are located. The Company’s policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were approximately $44,003,000 and $44,851,000 at December 31, 2004 and 2003, respectively. The carrying value of capitalized servicing rights is included in other assets. Changes in mortgage servicing rights capitalized for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Mortgage servicing rights, beginning of year	$201,562	$73,240
Mortgage servicing rights, capitalized	64,498	162,064

	266,060	235,304
Accumulated amortization	54,282	33,742

Mortgage servicing rights, end of year, net of amortization	$211,778	$201,562

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

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(4)	Premises and Equipment

Premises and equipment at December 31, 2004 and 2003 are summarized as follows (in thousands):

	2004	2003
Land	$2,386	$2,239
Buildings	6,685	6,486
Leasehold improvements	1,083	1,058
Furniture and equipment	7,981	7,523

	18,135	17,306
Less accumulated depreciation and amortization	(9,538)	(8,640)

Premises and equipment, net	$8,597	$8,666

(5) Deposits

Deposits at December 31, 2004 and 2003 are summarized as follows (in thousands):

	2004	2003
Demand	$32,560	$26,711
Checking with interest	28,356	25,918
Money market accounts	33,399	26,630
Savings	22,404	21,417
Time deposits of $100 or more	118,572	91,834
Other time deposits	179,467	174,692

Total	$414,758	$367,202

At December 31, 2004, the scheduled maturities of time deposits were (in thousands):

2005	$214,795
2006	69,618
2007	13,606
2008	—
2009	—
Thereafter	20

Total time deposits	$298,039

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(6)	Borrowed Funds

Borrowed funds consist of short-term borrowings and long-term obligations. The corresponding weighted average rates (WAR) at December 31, 2004 and 2003 are summarized as follows:

	2004	WAR	2003	WAR
Advances from FHLB	$78,000,000	3.21%	$83,000,000	3.06%
Affordable Housing Program advances from FHLB	82,676	3.50%	87,770	3.50%
Advances for loans held for sale	7,178,395	4.65%	6,251,087	3.86%
Repurchase agreements	164,483	1.77%	165,698	0.37%

Total	$85,425,554		$89,504,555

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company’s FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2004 was approximately $143,271,000. This agreement with the FHLB provides for a line of credit up to 25% of the Bank’s assets. The maximum month end balances were $93 million, $83 million and $83 million during the years ended December 31, 2004, 2003 and 2002, respectively. Annual principal maturities of Federal Home Loan Bank advances for the years subsequent to December 31, 2004 are as follows (in thousands):

2005	$25,000
2006	15,000
2007	5,000
2008	5,000
2010	10,000
2011	13,000
2014	5,000

$78,000

The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

Lumina borrows money on a short-term basis principally from another financial institution to fund its loans that are held for sale. The balance of this borrowing was $7.2 million and $6.3 million at December 31, 2004 and 2003, respectively. Borrowings for loans that were funded from this line of credit were at a rate of 4.65%. This borrowing is collateralized by mortgage loans held for sale. When a loan is sold, the proceeds are used to repay the borrowing. Loans are usually sold within 60 days. This borrowing agreement provides for a maximum line of credit up to $10 million.

Cooperative enters into agreements with customers to transfer excess funds in a demand account into a repurchase agreement. Under the repurchase agreement, the Bank sells the customer an interest in securities that are direct obligations of the United States Government. The customer’s interest in the underlying security shall be repurchased by the Bank at the opening of the next banking day. The rate fluctuates weekly and is tiered, with the highest rate being .50% below the 90-day Treasury Bill.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(7)	Regulatory Matters and Capital Requirements

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2004, that the Company meets all capital adequacy requirements to which it is subject. The Company’s only significant asset is its investment in Cooperative Bank. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

As of December 31, 2004 and 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

			Minimum Ratio to Maintain Well-Capitalized Status
	2004	2003	2004	2003
Risk-based capital:
Tier I capital	$45,524	$41,486
Total capital	49,877	44,933
Risk-adjusted assets	415,498	370,895
Quarterly average tangible assets	539,256	493,548

Tier I capital ratio	10.96%	11.19%	6.00%	6.00%
Total capital ratio	12.00%	12.11%	10.00%	10.00%
Leverage capital ratio	8.44%	8.41%	5.00%	5.00%

A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder’s eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was $1,751,792 at December 31, 2004.

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

The Bank participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the Plan) covering substantially all of its employees. The benefits are based on each employee’s years of service and the employee’s compensation during the last five years of employment.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(8)	Benefit Plans (Continued)

Under the multi-employer plan, the Bank is required to contribute its share of the Plan’s total pension liability as determined by the plan administrator. Expenses related to this Plan were $446,534, $366,814 and $164,618 for the years 2004, 2003 and 2002, respectively.

The Bank maintains a Supplemental Retirement 401(k) Plan (the 401(k)). Employees are able to contribute up to 15% of their eligible annual compensation to the 401(k) subject to Internal Revenue Service limitations. The Bank matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2004, 2003 and 2002.

The compensation expense incurred by the Bank for the 401(k) was $122,548, $105,027, and $90,098 for the years ended December 31, 2004, 2003 and 2002, respectively.

Lumina also maintains a 401(k) plan for its employees. Participants are able to contribute up to 20% of their eligible annual compensation to this plan subject to Internal Revenue Service limitations. The Company does not match employee contributions.

In 2002, the Bank implemented a non-qualifying deferred compensation plan for certain key executive officers. The Bank has purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits for each officer participating in the plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant’s life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. If the Bank has a change in control before the officer reaches age 65, the participating officer will be entitled to a benefit. Provisions of $0, $228,445 and $96,910 were expensed for future benefits to be provided under this plan for the years ended December 31, 2004, 2003 and 2002, respectively. The total liability under this plan was $351,787 at December 31, 2004 and 2003 and is included in accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

The Bank has entered into Director Retirement Agreements with each of its non-employee directors. Each Agreement provides for a benefit of $19,200 annually for a period of ten years from retirement on or after reaching the normal retirement age of 72. The Director Retirement Agreements provide for a reduced lump sum payment in the event of termination, including a change of control, with the amount varying depending on the reason for the termination. In order to fund the benefits payable under the Director Retirement Agreements, the Bank has purchased life insurance policies on each director. The policies are designed to offset the program’s costs during the lifetime of the participant and to provide complete recovery of all the program’s costs at their death. Expenses related to these agreements were $49,710, $45,741 and $42,600 for the years ended 2004, 2003 and 2002, respectively. The total liability under these agreements was $148,300 and $98,590 at December 31, 2004 and 2003, respectively.

The Company and Bank have each entered into separate Director Deferred Fee Agreements with each non-employee director. Interest on the amount deferred is credited at a rate of 10%. Commencing one month after retirement at or after age 72, each director will be entitled to receive the balance in his deferral account in 120 monthly installments. Under these agreements, in the event of a change in control, each director will be entitled to receive, in lump sum payments, the greater of his deferral account balances or $169,748 under his agreement with the Bank and $77,158 under his agreement with the Company. The expense incurred by the Company and Bank for these agreements was $170,952, $156,311 and $140,784 for the years ended December 31, 2004, 2003 and 2002, respectively. The total liability under these agreements was $468,047 and $297,095 at December 31, 2004 and 2003, respectively.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(9)	Earnings Per Share

On January 19, 2005, the Company declared a 3-for-2 stock split in the form of a 50% stock dividend. This split increased the number of common shares outstanding to 4,291,115. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of the stock split.

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net income (numerator)	$4,681,175	$5,404,226	$4,944,497

Shares for basic EPS (denominator)	4,289,187	4,271,351	4,253,568
Dilutive effect of stock options	77,291	77,010	34,953

Shares for diluted EPS (denominator)	4,366,478	4,348,361	4,288,521

As of December 31, 2004, 2003 and 2002, there were 73,800, 0, and 21,306, respectively, options outstanding, after giving effect of the stock split, that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the calculations of the dilutive effect of stock options.

(10)	Income Taxes

Income tax expense consists of the following components for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Current tax expense:
Federal	$2,621,041	$2,664,960	$2,379,444
State	108,119	113,308	426,616

Total current tax expense	2,729,160	2,778,268	2,806,060

Deferred tax expense (benefit):
Federal	(387,764)	(191,112)	(113,579)
State	2,908	2,963	109,589

Total deferred tax benefit	(384,856)	(188,149)	(3,990)

Total tax expense	$2,344,304	$2,590,119	$2,802,070

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(10)	Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$1,678,169	$1,328,819
Deferred compensation	386,214	326,814
Other	817	3,587

Total gross deferred tax assets	2,065,200	1,659,220

Valuation allowance	(168,023)	(113,223)

Total net deferred tax assets	1,897,177	1,545,997

Deferred tax liabilities:
Deferred loan fees	(56,997)	(77,573)
FHLB stock	(37,796)	(99,259)
Premises and equipment	(550,230)	(530,853)
Unrealized gain on securities available for sale	(34,862)	(146,948)
Goodwill	(62,886)	(33,901)

Total gross deferred tax liabilities	(742,771)	(888,534)

Net deferred tax asset	$1,154,406	$657,463

The Company has established a valuation allowance at December 31, 2004 because management has determined that it is more likely than not that some of the deferred tax assets will not be realized. For the year ended December 31, 2004, the valuation allowance increased $54,800.

Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Income taxes at federal tax rate	$2,388,663	$2,718,077	$2,633,833
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit	73,278	76,739	353,895
Cash surrender value of bank owned life insurance	(107,908)	(125,799)	(135,500)
Tax exempt securities	(72,701)	(72,701)	(72,701)
Other	62,972	(6,197)	22,543

Total	$2,344,304	$2,590,119	$2,802,070

Retained earnings at December 31, 2004 and 2003 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank’s stock.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

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

A summary of the status of the Option Plan as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below after giving retroactive effect to stock dividends and splits including the 3-for-2 stock split in the form of a 50% stock dividend announced on January 19, 2005:

	2004		2003		2002
	Number	Weighted average option price	Number	Weighted average option price	Number	Weighted average option price
Options outstanding, beginning of year	192,665	$7.34	212,915	$7.52	176,915	$7.58
Granted	73,800	17.99	—	—	38,250	7.23
Exercised	(21,000)	5.65	(20,250)	9.24	(750)	7.23
Forfeited	—	—	—	—	(1,500)	7.33

Options outstanding, end of year	245,465	$10.69	192,665	$7.34	212,915	$7.52

The following table summarizes additional information about the Option Plan at December 31, 2004:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$7.00	8,136	2.25 years	8,136
7.23	30,750	7.00 years	30,750
7.29	13,500	4.70 years	13,500
7.33	13,223	5.00 years	13,223
7.37	87,750	4.50 years	87,750
7.67	12,000	7.00 years	12,000
13.00	6,306	3.00 years	6,306
17.80	6,000	9.10 years	6,000
18.00	21,750	10.00 years	21,750
18.00	46,050	10.00 years	46,050

	245,465	6.50 years	245,465

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(12)	Parent Company Financial Information

Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is presented below:

Condensed Statements of Financial Condition

	2004	2003
Assets:
Cash	$1,953	$2,433
Equity investment in subsidiary	47,054,093	43,233,958
Other assets	200,254	142,472

	$47,256,300	$43,378,863

Liabilities and stockholders’ equity:
Other liabilities	$346,599	$235,465
Stockholders’ equity	46,909,701	43,143,398

	$47,256,300	$43,378,863

Condensed Statements of Operations

	2004	2003	2002
Dividends from subsidiary	$722,293	$397,649	$575,739
Equity in undistributed net income of subsidiary	4,037,714	5,069,903	4,426,679
Miscellaneous expenses	(78,832)	(63,326)	(57,921)

	$4,681,175	$5,404,226	$4,944,497

Condensed Statements of Cash Flows
	2004	2003	2002
Operating activities:
Net income	$4,681,175	$5,404,226	$4,944,497
Equity in undistributed net income of subsidiary	(4,037,714)	(5,069,903)	(4,426,680)
Change in other assets	(57,781)	(675)	(25)
Change in other liabilities	111,133	49,521	44,106

Net cash provided by operating activities	696,813	383,169	561,898

Financing activities:
Proceeds from issuance of common stock, net	46,506	187,090	5,425
Cash dividends paid	(743,799)	(569,739)	(567,163)

Net cash used in financing activities	(697,293)	(382,649)	(561,738)

Increase (decrease) in cash and cash equivalents	(480)	520	160
Cash and cash equivalents, beginning of year	2,433	1,913	1,753

Cash and cash equivalents, end of year	$1,953	$2,433	$1,913

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(13)	Acquisition

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

Goodwill at December 31, 2002	$661,543
Additions to goodwill	800,000

Goodwill at December 31, 2004 and 2003	$1,461,543

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at May 31, 2002, excluding $33,127 of professional fees that were included in goodwill as part of this transaction:

Property and equipment	$71,584
Goodwill	628,416
Other assets	51,729

Total assets acquired	751,729

Accrued expenses and other liabilities	11,668

Total liabilities assumed	11,668

Net assets acquired	$740,061

Presented below are the unaudited proforma consolidated condensed statement of operations for the Company and Lumina Mortgage Company, for the year ended December 31, 2002, assuming the acquisition was completed at the beginning of the period presented. The unaudited proforma information presented below is not necessarily indicative of the results of operations that would have resulted had the merger been completed at the beginning of the applicable period presented, nor is it necessarily indicative of the results of operations in future periods.

Year Ended
2002
Interest income	$29,648,777
Interest expense	13,973,200

Net interest income	15,675,577
Provision for loan losses	740,000

Net interest income after provision for loan losses	14,935,577

Noninterest income	6,167,688
Noninterest expense	13,235,876

Income before income taxes	7,867,389
Income tax expense	2,849,191

Net income	$5,018,198

Net income per share:
Basic	$1.18
Diluted	1.17

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(14) Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(14)	Fair Value of Financial Instruments (Continued)

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$16,393	$16,393	$18,393	$18,393
Securities:
Available for sale	44,535	44,535	43,613	43,613
Held to maturity	2,660	2,679	3,806	3,890
Loans held for sale	7,239	7,239	6,375	6,375
Loans, net	449,417	446,466	401,373	407,207
FHLB stock	4,519	4,519	4,154	4,154
Accrued interest receivable	2,085	2,085	1,852	1,852
Financial liabilities:
Deposits	414,758	413,838	367,202	367,806
Borrowed funds	85,426	84,855	89,505	89,468
Accrued interest payable	191	191	180	180

(15)	Asset Sale

During December 2003, the Company sold the Ogden branch for $800,000. A gain of $121,147 was deferred because the Company is now leasing this property and another property, under operating leases, from the purchaser of the Ogden branch. This gain will be recognized as a reduction of rental expense over the lives of these leases.

During February 2002, the Company sold a parking lot for $500,000. A gain of $464,977 was realized on the sale.

(16)	Leases

The Company has several noncancelable operating leases, primarily for office space, that expire over the next twenty years. These leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $544,000, $312,000 and $200,000 during 2004, 2003 and 2002, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2004 are (in thousands):

Year ending December 31:
2005	$568
2006	476
2007	423
2008	409
2009	425
After 2009	5,910

Total minimum lease payments	$8,211

Cooperative Bank Locations	Special Counsel
Beaufort	Muldon Murphy & Aguggia LLP
Belhaven	Attorneys at Law
Elizabethtown	5101 Wisconsin Avenue, N.W.
Jacksonville (2)	Washington, DC 20016
Kill Devil Hills
Morehead City (2)	Annual Meeting
Southport	The Annual Meeting of Stockholders of Cooperative Bankshares, Inc. will be held: Hilton Wilmington Riverside 301 North Water Street, Wilmington, NC 28401 April 29, 2005 at 11:00 a.m.
Tabor City
Wallace
Washington (2)
Whiteville
Wilmington (6)
Corolla (Loan Production Office)	Independent Auditors Dixon Hughes PLLC Post Office Box 70 Sanford, North Carolina 27331-0070
Lumina Mortgage Company Locations
Wilmington, NC
North Myrtle Beach, SC
Virginia Beach, VA	Form 10-K Copies of Form 10-K may be obtained without charge by writing to: Linda B. Garland at the Corporate Headquarters address or visit the company website at www.coop-bank.com.
Corporate Headquarters
Cooperative Bankshares, Inc.
201 Market Street
P.O. Box 600
Wilmington, North Carolina 28402	Additional Information For additional information, please contact Linda B. Garland or Todd Sammons at (910) 343-0181.
(910) 343-0181
www.coop-bank.com

Transfer Agent	Annual Disclosure Statement This information has not been reviewed or confirmed for accuracy or relevancy by Federal Deposit Insurance Corporation (FDIC).”
First Citizens Bank
Corporate Trust Department, DAC61
P.O. Box 29522
Raleigh, North Carolina 27626-0522

Capital Stock

Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol “COOP”. As of December 31, 2004, there were 4,291,115 shares held by 525 stockholders of record. On February 24, 2005, the Company paid a 3-for-2 stock split in the form of a 50% stock dividend. All references to per share results and shares outstanding have been adjusted to reflect the effects of this stock split. A $0.03 per share dividend was declared for four quarters in 2003. During 2004, $0.03 was paid in the first quarter and $0.05 for the three remaining quarters. Stock performance for 2004 and 2003 is given reflecting the effects of a 3-for-2 stock split in the form of a 50% stock dividend in the table below.

Quarterly Common Stock Data

	2004		2003
Quarters Ended	High	Low	High	Low
December	18.667	16.067	17.600	14.900
September	16.333	14.467	18.507	12.667
June	17.500	14.773	13.500	12.313
March	18.607	16.800	13.100	10.633

Board of Directors –

Cooperative Bankshares, Inc.

Cooperative Bank

Frederick Willetts, III

Chairman, President & Chief Executive Officer

Paul G. Burton

President, Burton Steel Company

Russell M. Carter

President, Atlantic Corporation

F. Peter Fensel, Jr.

President, F. P. Fensel Supply Company

James D. Hundley, M.D.

President, Wilmington Orthopaedic Group P.A.

H. T. King, III President, Hanover Iron Works, Inc. R. Allen Rippy Vice President, Rippy Automotive Company O. Richard Wright, Jr. Attorney, McGougan, Wright, Worley, Harper & Bullard

Officers—Cooperative Bank

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

George B. Church

Vice President-Business Banking

Linda B. Garland

Vice President-Marketing/Corporate Secretary

Raymond A. Martin

Vice President-Information Services

Donna H. Mitchell

Vice President-Mortgage Operations

John P. Payne, CPA

General Auditor

Susie K. Register

Vice President-Mortgage Servicing/Processing

Dare C. Rhodes

Vice President-Human Resource

Officers—Lumina Mortgage Company Frederick Willetts, III President Dickson B. Bridger Vice President/Secretary O.C. Burrell, Jr. Vice President Todd L. Sammons, CPA Treasurer	Deborah Spinella Vice President Joyce Barley Vice President Teresa Leatherwood Assistant Secretary