Form 10-K, Exhibit 13
period 2005-12-31
COOPERATIVE BANKSHARES INC
filed 2006-03-27
CIK 923529

With 2005 being another record year for our company, the foundation which Cooperative has built for over 100 years, continues to grow. Total assets increased 35.7%, primarily as a result of continued loan growth since December 31, 2004, and at year end 2005, were $746.3 million. This record increase in growth was largely due to an increase in the bank’s loan portfolio which increased 41.9% from December 31, 2004 to December 31, 2005. The majority of this loan growth occurred in construction and land development loans which grew $65 million, or 101.7%. Commercial real estate loans which grew $40.1 million, 36.9%, and one to four family residential loans which grew $68.9 million, or 30.3% during the period. This phenomenal loan growth is primarily attributable to continued strength in the economy of the markets in which the company conducts its business, and a continued emphasis on increased loan production.

Net income for the twelve months ended December 31, 2005 was $5.5 million, or $1.26 per diluted share, a 17.5% increase in net income compared to last year. Net income for the twelve months ended December 31, 2004 was $4.7 million, or $1.07 per diluted share.

On January 19th, 2005 the Board declared a 3-for-2 stock split in the form of a 50% stock dividend. The additional shares were distributed February 24, 2005 to shareholders of record as of February 8, 2005.

On July 1, 2005 Cooperative Bankshares was included in the Russell MicrocapTM Index. This new index is comprised of the smallest 1,000 securities in the small-cap Russell 2000TM along with the next smallest 1,000 companies, based on a ranking of all U. S. equities by market capitalization.

On August 1, 2005 Cooperative Bank celebrated the opening of a new office at 3701 Shipyard Boulevard in Wilmington. This branch represented a relocation of the bank’s former office at 2405 South College Road.

On August 31, 2005 Cooperative Bankshares announced that we had completed the issuance of a trust preferred securities financing in the amount of $15 million. The securities will be used for general corporate purposes and to increase the regulatory capital of the bank. The company offered the Trust Preferred Securities in a private placement offering.

On May 31, 2005, the bank moved into its new operations and training center in the Dutch Square Office Complex in Wilmington. This new facility provides us with a larger, more improved operations building with greater security capabilities. In addition, with the growing need to provide continuous training for our staff, we dedicated a portion of the building to a training facility which will provide employees with state of the art audio, visual and computer equipment to further enhance their skills in an effort to better serve our customers.

On December 30, 2005 the bank closed its Ogden Branch for the last time and reopened January 3, 2006 in a new facility at Porter’s Neck in northern New Hanover County. This new facility is considerably larger and more modern than the former location, and also provides easier access to and from the rapidly developing Market Street corridor in the northern part of the county.

In summary, the year 2005 was an extremely exciting time in the history of the bank. Record growth in loans, assets and deposits reflected the public’s growing acceptance of Cooperative as its bank of choice in our market areas, and further confirms that the four new offices which were opened in 2003 and the relocations in 2005 have proved to be a strategic success in both tapping new markets and better serving existing markets. In addition, we constantly upgrade existing facilities, and during the year 2005, completed renovations of our downtown Washington office and have started renovations for our downtown Jacksonville office. Additional renovations of older offices will continue in the future in an effort to better serve our customers.

As I look into the year 2006 and beyond, I am confident that the bank, the markets it serves, and our customer base will continue to grow and prosper, and I look forward with a great deal of optimism. Thank you for your continued support.

Sincerely yours,
Frederick Willetts, III
President

SELECTED FINANCIAL AND OTHER DATA

At December 31,	2005	2004	2003	2002	2001
	Dollars in Thousands
Selected Financial Condition Data:
Assets	$746,266	$550,107	$502,437	$504,220	$458,114
Loans, net	636,964	449,417	401,373	390,886	373,458
Securities	44,410	47,195	47,419	49,935	47,970
FHLB stock	5,829	4,519	4,154	4,055	4,155
Deposits	564,990	414,758	367,202	357,264	339,830
Borrowed funds	125,344	85,426	89,505	104,678	83,097
Stockholders’ equity	51,096	46,910	43,143	38,448	33,618

Year Ended December 31,	2005	2004	2003	2002	2001
	Dollars in Thousands
Selected Operations Data:
Interest income	$39,258	$27,603	$27,975	$29,650	$31,173
Interest expense	16,159	9,205	10,686	13,875	18,916
Net interest income	23,099	18,398	17,289	15,775	12,257
Provision for loan losses	2,485	970	740	740	460
Noninterest income	5,947	5,183	6,486	4,600	1,984
Noninterest expenses	17,302	15,586	15,041	11,888	9,303
Income before income taxes	9,259	7,025	7,994	7,747	4,478
Net income	5,502	4,681	5,404	4,944	2,889
Selected Financial Ratios and Other Data:
Return on average assets	0.84%	0.89%	1.07%	1.05%	0.67%
Return on average equity	11.28%	10.54%	13.16%	13.70%	8.91%
Average stockholders’ equity to average assets	7.48%	8.49%	8.17%	7.64%	7.57%
Non-performing assets to total assets	0.01%	0.04%	0.05%	0.24%	0.84%
Allowance for loan losses to total loans	1.04%	0.94%	0.84%	0.70%	0.67%
Dividend payout ratio	15.65%	15.89%	10.54%	11.47%	19.49%
*Per Share Data:
Earnings per:
Common share - basic	$1.28	$1.09	$1.27	$1.16	$0.69
Common share - diluted	$1.26	$1.07	$1.24	$1.15	$0.68
Cash dividends declared	$0.20	$0.17	$0.13	$0.13	$0.13
Book value	$11.87	$10.93	$10.09	$9.04	$7.90

*	Per Share Data has been adjusted to reflect the effects of a 3-for-2 stock split in the form of a 50% stock dividend declared on January 19, 2005 and distributed on February 24, 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Cooperative Bankshares, Inc. (“Bankshares”) is a registered bank holding company incorporated in North Carolina in 1994. The Company is the parent company of Cooperative Bank (the “Bank”), a North Carolina chartered commercial bank. The Bank, headquartered in Wilmington, North Carolina was chartered in 1898. The Bank provides financial services through 21 offices in Eastern North Carolina. The Bank’s subsidiary, Lumina Mortgage Company, Inc. (“Lumina”) is a mortgage banking firm originating and selling residential mortgage loans through three offices in North Carolina, an office in North Myrtle Beach, South Carolina and an office in Virginia Beach, Virginia. The Bank’s other subsidiary, CS&L Holdings, Inc. (“Holdings”), is a holding company incorporated in Virginia for CS&L Real Estate Trust, Inc. (the “REIT”), which is a real estate investment trust. Bankshares, the Bank and the Bank’s subsidiaries are collectively referred to as the Company. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiaries.

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

Allowance for loan losses. The Company’s most significant critical accounting policy is the determination of its allowance for loan losses. The allowance for loan losses reflects the estimated losses that will result from the inability of our customers to make required payments. The allowance for loan losses is the product of management’s evaluation of the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating probable credit losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets. Our estimate of the allowance for loan losses does not include the impact of events that might occur in the future.

Management considers the established allowance adequate to absorb losses that relate to loans outstanding at December 31, 2005, although future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated and additional provisions may be required. For further information on the allowance for loan losses, see “Financial Condition” in Management’s Discussion and Analysis and Note 3 of the “Notes to Consolidated Financial Statements” included in this Annual Report.

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

Management Strategy

Through its offices, the Bank provides a wide range of banking products, including interest-bearing and noninterest-bearing checking accounts, certificates of deposit, savings accounts and individual retirement accounts. It offers an array of loan products; commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. The Bank also offers free Online Banking and Bill Pay for personal accounts. In addition, through the Bank’s third party partnership with UVEST Financial Services, clients have access to a wide array of financial and wealth management solutions, including services such as professional money management, retirement and education planning, and investment products including stocks, bonds, mutual funds, annuities and insurance products.

The Bank’s lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years the Bank has placed more emphasis on the origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans, growing these portfolios from $118.0 million, $16.0 million, $6.2 million and $14.6 million respectively at December 31, 2003 to $167.7 million, $23.8 million, $7.4 million and $18.2 million respectively at December 31, 2005. As of December 31, 2005 approximately $452.5 million, or 70.1% of the Bank’s loan portfolio, which excludes loans held for sale, consisted of loans secured by residential properties as compared to $309.1 million, or 67.9% of the Bank’s loan portfolio at December 31, 2004. The amount at December 31, 2005 includes $110.3 million of loans classified as construction and land development as compared to $48.6 million in the prior year. The increase in the percentage of residential properties was primarily due to the increase in residential construction and land development loans and lot loans. These increases are primarily the result of the growth and economic expansion in the Bank’s market area. Also contributing to the growth are factors such as, hiring additional loan officers, the opening of new branches in 2003 and the relocation of a branch in 2005. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2005, adjustable rate and fixed rate loans totaled approximately 63.7% and 36.3%, respectively, of the Bank’s total loan portfolio as compared to 66.4% and 33.6% respectively, of the Bank’s total loan portfolio as of December 31, 2004. The increase in fixed rate commercial loans the Bank was making in 2005 was the primary cause for this change.

The Bank has chosen to sell a large percentage of its fixed rate mortgage loan originations in the secondary market and through brokered arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income and reducing interest rate risk. In 2005 the Bank sold $7.1 million, as compared to $7.2 million in 2004, in loans in the secondary market where the Bank retained the servicing of the loans and receives a fee payable monthly of up to  1/4% per annum of the unpaid balance of each loan. In addition, the Bank sold $7.3 million in the secondary market and $15.8 million through a brokered arrangement where the Bank released the servicing of the loans during 2005. In 2004 the Bank sold $5.0 million in the secondary market and $9.5 million through a brokered arrangement with servicing released. Lumina sold $141.6 million in the secondary market during 2005 as compared to $159.1 million in 2004.

The growth in the loan portfolio was concentrated in one-to-four family residential loans and real estate-backed commercial loans, including construction and land development loans. The commercial loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk, along with the growth in the loan portfolio, were the primary reasons for the increase in the allowance for loan losses over the past several years.

On January 19, 2005, Bankshares declared a 3-for-2 stock split in the form of a 50% stock dividend. This split increased the number of common shares outstanding at that time to 4,291,115. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of this stock split.

The Bank opened its new Shipyard office on August 1, 2005, which was a relocation of its Wilmington Long Leaf branch. The Bank also opened another Wilmington branch at Porter’s Neck on January 3,

2006 and in conjunction the Bank closed its Ogden office on December 30, 2005. The Bank began utilizing its new Operations and Training Center in May 2005. This facility will house the Company’s computer operations, as well as, a state of the art training center to further enhance the skills of the employees in an effort to better serve our customers. On August 10, 2005, Lumina opened a mortgage office in Charlotte, North Carolina. Lumina also opened an office in Surf City, North Carolina, a growing coastal community, in February 2005. Bankshares formed Cooperative Bankshares Capital Trust I (the “Trust”) on August 30, 2005 for the sole purpose of issuing $15.0 million of trust preferred securities and investing the proceeds from the sale of such trust preferred securities in debentures issued by Bankshares to the Trust. Bankshares owns 100% of the Trust’s outstanding common securities and unconditionally guarantees the Trust’s financial obligations. Bankshares issued junior subordinated debentures to the Trust in exchange for the proceeds of the trust preferred issuance. With the proceeds from the trust preferred offering, Bankshares made a $10.0 million capital contribution to the Bank to fund loan growth and invested $5.0 million in interest earning assets. The debentures held by the Trust are the sole assets of the Trust. The debentures and the trust preferred securities bear an interest rate of 5.74% for the first five years, and thereafter bear an interest rate equal to 142 basis points over the three-month LIBOR (London Inter-Bank Offered Rate). The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to trust common securities if, and so long as, Bankshares fails to make principal or interest payments on the debentures. Concurrently with the issuance of the debentures and the trust preferred securities, Bankshares entered into a Guaranty Agreement, dated August 30, 2005, related to the trust preferred securities for the benefit of the holders. The debentures and trust preferred securities each have 30-year lives and will each be callable by Bankshares or the Trust, at their option, after five years. Bankshares has the option to defer interest for up to five years on the debentures. The debentures qualify as Tier I capital under Federal Reserve Board guidelines. The Trust is not consolidated in these financial statements in accordance with the provisions of FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. The junior subordinated debentures issued by Bankshares to the Trust were included in long-term obligations and Bankshares’ equity interest in the Trust was included in other assets.

Interest Rate Sensitivity Analysis

Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2005, the Company had a one-year positive gap position of 6.8%. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income, while a negative gap would tend to adversely affect net interest income. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income while a negative gap would tend to result in an increase in net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company’s adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. Experience has shown that the Company sees relatively modest repricing of checking, savings and money market deposit accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

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

INTEREST RATE SENSITIVITY ANALYSIS

December 31, 2005	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	Total
	(Dollars in thousands)
Interest-earning assets:
Securities	$8,183	$32,675	$2,136	$1,416	$44,410
Interest-bearing bank balances	5,038	—	—	—	5,038
Federal Home Loan Bank stock	5,829	—	—	—	5,829
All loans	461,582	166,727	13,021	7,291	648,621

Total	$480,632	$199,402	$15,157	$8,707	$703,898

Interest-bearing liabilities:
Deposits	$373,272	$129,956	$11,620	$—	$514,848
Borrowed funds	56,805	60,473	8,013	53	125,344

Total	$430,077	$190,429	$19,633	$53	$640,192

Interest rate sensitivity gap	$50,555	$8,973	$(4,476)	$8,654	$63,706

Cumulative interest rate sensitivity gap	$50,555	$59,528	$55,052	$63,706

Cumulative ratio of interest-earning assets to interest-bearing liabilities	111.8%	109.6%	108.6%	110.0%

Ratio of cumulative gap to total assets	6.8%	8.0%	7.4%	8.5%

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

One way to measure the Company’s potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company’s economic value of equity (“EVE”). EVE is the net present value of the Company’s portfolio of assets and liabilities. By marking-to-market the components of the balance sheet, management can compute the EVE. As rates change over time, the market values of the Company’s assets and liabilities will change, with longer-term products fluctuating more than short-term products. In most cases, rate-sensitive assets and liabilities will not have the same maturity characteristics. Therefore, as rates vary, the market value of the rate-sensitive assets will not change equally with the market value of rate-sensitive liabilities. This will cause the EVE to vary. The focus of the EVE is to determine the percentage decline in the net economic value of equity caused by a 1% or 2% increase or decrease in interest rates, whichever produces the larger decline. A large value indicates a large percentage decline in the EVE due to changes in interest rates and, thus, higher interest rate sensitivity. A low value indicates a small percentage decline in the EVE due to changes in interest rates and, thus, lower interest rate sensitivity. The results are compared to limits set by the Board of Directors and are monitored to identify unfavorable trends. At December 31, 2005, the percentage of negative estimated change in EVE decreased in the rising rate environments as compared to the estimated change at December 31, 2004. The percentage of negative estimated change in EVE increased in a declining rate environment from December 31, 2004 to December 31, 2005. These changes indicate that, as of December 31, 2005, the Company has a lower interest rate sensitivity in a rising rate environment and a higher interest rate sensitivity in a declining rate environment as compared to December 31, 2004. The following table sets forth information relating to the Company’s EVE and the estimated changes under various interest rate change scenarios as of December 31, 2005 and 2004.

Market Risk Table

(Dollars in thousands)	December 31, 2005
Change in Interest Rates	Economic Value of Equity	Estimated $ Change	Estimated % Change
200 basis point rise	49,447	(3,776)	-7%
100 basis point rise	52,780	(443)	-1%
Base Scenario	53,223	—	—
100 basis point decline	50,363	(2,860)	-5%
200 basis point decline	43,885	(9,338)	-18%

	December 31, 2004
Change in Interest Rates	Economic Value of Equity	Estimated $ Change	Estimated % Change
200 basis point rise	43,445	(7,188)	-14%
100 basis point rise	47,290	(3,343)	-7%
Base Scenario	50,633	—	—
100 basis point decline	51,521	888	2%
200 basis point decline	49,939	(694)	-1%

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

Liquidity

The Company’s goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers, pay operating expenses, and meet regulatory liquidity requirements. Maturing securities, principal repayments of loans and securities, proceeds from loan sales, growth in deposits, income from operations and borrowings are the main sources of liquidity. The Bank has been granted a line of credit by the Federal Home loan Bank of Atlanta (“FHLB”) in an amount of up to 25% of the Bank’s total assets. At December 31, 2005, the Bank’s borrowed funds from the FHLB equaled 14.1% of its total assets. Scheduled loan repayments are a relatively predictable source of funds, unlike deposits and loan prepayments that are significantly influenced by general interest rates, economic conditions and competition. Additionally, during 2005 the Company received brokered deposits of $20.7 million and net proceeds of approximately $15.0 million from an offering of trust preferred securities on August 30, 2005.

At December 31, 2005, the estimated market value of liquid assets (cash, cash equivalents, marketable securities and loans held for sale) was approximately $73.1 million, representing 10.6% of deposits and borrowed funds as compared to $70.8 million or 14.2% of deposits and borrowed funds at December 31, 2004. The increase in liquid assets was primarily due to an increase in cash, primarily as a result of the increase in deposits and borrowed funds. The decrease in the liquidity percentage was due to increases in deposits and long-term obligations to fund the increase in loans. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short-term maturities (securities that mature within 6 years) and call dates, consistent with the Bank’s focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of stockholders’ equity, net of deferred taxes.

The Company’s securities portfolio consists of U.S. Treasury, U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation (“FHLMC”) and a Household Finance Corporation note. Fannie Mae (“FNMA”) and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lower yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

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

The Company’s primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2005, outstanding off-balance sheet commitments to extend credit totaled $71.2 million, and the undisbursed portion of construction loans was $78.4 million. Management considers current liquidity levels adequate to meet the Company’s cash flow requirements; however if the loan portfolio continues to grow as it did in 2005, additional funding sources, such as increased brokered deposits, additional borrowings or loan sales may need to be considered.

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

Contractual Obligations and Commitments

The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2005.

(Dollars in thousands)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Borrowed Funds	$125,344	$21,803	$30,000	$40,000	$33,541
Lease Obligations	8,766	665	1,042	960	6,099
Deposits	564,990	475,626	89,364	—	—

Total Contractual Cash Obligations	$699,100	$498,094	$120,406	$40,960	$39,640

	Amount of Commitment Expiration Per Period
Other Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Undisbursed portion of home equity collateralized primarily by junior liens on 1-4 family properties	$40,595	$411	$19,798	$1,080	$19,306
Other commitments and credit lines	18,342	1,902	9,814	64	6,562
Undisbursed portion of construction loans	78,358	78,358	—	—	—
Available for sale mortgage loan commitments	10,806	10,806	—	—	—
Fixed-rate mortgage loan commitments	492	492	—	—	—
Adjustable-rate mortgage loan commitments	959	959	—	—	—

Total Commitments	$149,552	$92,928	$29,612	$1,144	$25,868

In the normal course of business, the Company may enter into purchase agreements for goods or services. In management’s opinion, the dollar amount of such agreements at December 31, 2005 is immaterial and has not been included in the previous table.

Capital Resources

Stockholders’ equity at December 31, 2005, was $51.1 million, up $4.2 million, or 8.9%, from $46.9 million at December 31, 2004. The improved capital position during the year 2005 reflects the impact of earnings retention after the declaration of cash dividends of $861,000 and the proceeds from issuance of 18,723 shares of common stock upon the exercise of stock options. Stockholders’ equity at December 31, 2005 includes an unrealized loss net of tax of $462,000 as compared to an unrealized gain net of tax of $68,000 at December 31, 2004, on securities available for sale marked to estimated fair market value.

Under the capital regulations of the Federal Deposit Insurance Corporation (“FDIC”), the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2005, the Bank’s leverage capital ratio was 8.37%. The FDIC’s risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of the allowance for loan losses. At December 31, 2005, the Bank had a ratio of qualifying total capital to risk-weighted assets of 10.85%.

The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the “Federal Reserve Board”). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

As of December 31, 2005, the Company exceeded all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. If the Bank continues to grow at a pace similar to the growth in 2005, additional steps may be necessary to augment capital to risk-weighted assets, such as through the additional issuance of trust preferred securities. For further information, see Note 7 of “Notes to Consolidated Financial Statements.”

On January 19, 2005, the Company declared a 3-for-2 stock split in the form of a 50% stock dividend, which was distributed February 24, 2005, to shareholders of record on February 8, 2005. This split increased the number of common shares outstanding to 4,291,115 at the time of distribution.

On November 15, 2005, Bankshares’ Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 17, 2006, to shareholders of record on January 2, 2006. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies and economic conditions in the marketplace.

Related Party Transactions

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates (“Related Parties”) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank’s employee loan program which offers a six month adjustable rate that is 1% above the Bank’s cost of funds rounded up to the next  1/4%. An employee can only have one property at any given time that qualifies for the employee rate program. The interest rate and a reduced origination fee are the only favorable terms. Officers do not receive preferential treatment in this program over other employees. For further information, see Note 3 of “Notes to Consolidated Financial Statements” included in this Annual Report and the section captioned “Transactions with Management” in the Company’s Proxy Statement for its 2006 Annual Meeting of Stockholders.

FINANCIAL CONDITION

The Company’s total assets increased 35.7% to $746.3 million at December 31, 2005, as compared to $550.1 million at December 31, 2004. The increase in assets is primarily the result of an increase of $190.0 million (41.9%) in loans which can be largely attributed to continued economic strength in the markets in which the Company conducts its business and a continued emphasis on increased loan production. These factors also allowed the Bank to attract an increase in deposits of $150.2 million (36.2%). The majority of the loan growth occurred in construction and land development loans which grew $65.0 million (101.7%), commercial real estate loans which grew $40.1 million (36.9%) and one-to-four family residential loans which grew $68.9 million (30.3%) during this period. The deposit growth was a result of the economic expansion in the Bank’s market area, along with the Bank offering competitive promotional rates and cross-selling deposit products to loan customers. The increase in deposits, retained net income and an increase in long-term obligations of $50.5 million (95.1%) helped fund the loan production and enabled the Bank to reduce its short-term borrowings by $10.5 million (32.6%) and increase its total cash and cash equivalents by $7.4 million (45.3%). Loans held for sale decreased $2.3 million (32.4%) caused by a reduction in volume from Lumina Mortgage during December 2005, which was a result of increased mortgage rates and the loss of several loan officers. The decrease in securities of $2.8 million (5.9%) was a result of the payments from mortgage backed securities. Accrued interest receivable increased $1.3 million (60.4%) due to the increase in loans. The increase in premises and equipment of $1.9 million (22.6%) was primarily the result of building and furnishing two new branches and the operations and training center. Other assets increased $1.8 million (13.4%) largely due to an increase in deferred taxes of $1.4 million which was caused primarily by the provision for loan losses. Accrued expenses and other liabilities increased $1.2 million (46.8%) mainly due to the additional accrual associated with the state tax audit. The Company’s nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $58,000, or 0.01% of assets, at December 31, 2005, compared to $207,000 or 0.04% of assets, at December 31, 2004. The Company assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. The change in the loan portfolio, which increases risk, along with the growth in the loan portfolio, were the primary reasons for the increase in the allowance for loan losses over the past several years. While there can be no guarantee, in the opinion of management, the allowance for loan losses of $6.8 million at December 31, 2005 is adequate to cover probable losses inherent in the loan portfolio. For further information see “Results of Operation-Provision for Loan Losses.”

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

The process used to allocate the allowance for loan losses considers, among other factors, whether the borrower is a mortgage, retail or commercial customer, whether the loan is secured or unsecured, and whether the loan is an open or closed-end agreement. Generally, loans are reviewed and risk graded among groups of loans with similar characteristics. An independent third party annually reviews our risk grades for appropriateness. The probable loss projections for each risk grade group are the basis for the allowance allocation. The loss estimates are based on prior experience, general risk associated with each loan group and current economic conditions. The unallocated allowance for loan losses primarily represents the impact of certain conditions and other factors that were not considered in allocating the allowance to the specific components of the loan portfolio.

RESULTS OF OPERATION

The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans, securities and interest bearing deposits in other banks offset by the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company’s operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government and the policies of regulatory authorities.

Net Income

Net income increased 17.5% to $5.5 million for 2005, as compared to $4.7 million for 2004 and $5.4 million in 2003. The following analysis of the Company’s results of operations will explain the changes that had an effect on net income for the three years under review.

Interest Income

Interest income amounted to $39.3 million during 2005, an $11.7 million (42.2%) increase from 2004 levels, which decreased $371,000 (1.3%) from 2003 levels. The increase in interest income during 2005 resulted from the average balance of interest-earning assets increasing 25.7% and the yield increasing 73 basis points as compared to 2004. The increase in loans was the cause of the increase in interest-earning assets. The yield increased due to the increase in short-term market interest rates following the increase in the federal funds rate by the U.S. Federal Reserve. The Federal Reserve’s actions continued to cause adjustable rate loans to adjust up and new loans to be made at a higher rate. During 2004, the decrease in interest income was due to the yield on average interest-earning assets decreasing 35 basis points because of interest rate cuts by the Federal Reserve. The average balance of interest-earning assets increased 5.0% in 2004 as compared to 2003. The yield on average interest-earning assets for the year 2005 increased to 6.30% as compared to 5.57% for 2004 and 5.92% for 2003.

Interest Expense

Interest expense amounted to $16.2 million during 2005, a $7.0 million (75.5%) increase from 2004 levels, compared to a $1.5 million (13.9%) decrease from 2004 to 2003. The increase in interest expense during 2005 resulted from both growth in and a higher cost of interest-bearing liabilities. During 2005, the average balance of interest-bearing liabilities increased 25.2% and the cost increased 83 basis points as compared to 2004. The increased cost of interest bearing liabilities was primarily the result of an increase in market interest rates and, to a lesser extent, an increase in the interest rates we are paying on our deposit accounts in order to attract new deposits and retain existing deposit relationships. In addition, higher priced borrowed funds were used to fund loan growth. During 2004 the decrease in interest expense was due to a 39 basis point drop in the average rate paid against a 2.3% increase in the average balance of interest-bearing liabilities as compared to 2003. The average cost of interest-bearing liabilities for the year 2005 increased to 2.90% as compared to 2.07% for 2004 and 2.46% for 2003.

Net Interest Income

Net interest income totaled $23.1 million during 2005, an increase of $4.7 million, or 25.6% over 2004, when net interest income was $18.4 million. During 2004, net interest income increased $1.1 million or 6.4% over the $17.3 million recorded during 2003. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2005. As stated above, the increase in average yield was primarily the result of increases in market interest rates. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2005 and 2004. The interest rate spread was 3.40% for 2005, compared to 3.50% for 2004 and 3.47% for 2003. The decrease in 2005 was primarily caused by the cost of interest-bearing liabilities going up 10 basis points more than the yield on interest-earning assets. This can be primarily attributed to the need of the Bank to generate significant liquidity in order to fund its large loan growth by paying higher rates of return on our deposit accounts in order to attract new deposits and retain existing deposit accounts and on higher cost borrowed funds. The increase in 2004 as compared to 2003 was due to interest-earning assets increasing more than interest-bearing liabilities. In addition, there were larger decreases in the cost of liabilities versus the yield on assets. This can be attributed to the Bank’s success in obtaining both low and no cost deposits during 2004 as compared to 2003. The net yield on interest-earning assets was 3.71% for 2005 compared to 3.71% for 2004 and 3.66% for 2003.

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

	For the year ended
	DECEMBER 31, 2005			DECEMBER 31, 2004			DECEMBER 31, 2003
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS
Interest-earning assets:
Interest-bearing deposits in other banks	$4,870	$172	3.53%	$4,029	$49	1.22%	$4,315	$47	1.09%
Securities:
Available for sale	43,628	1,997	4.58%	46,156	2,057	4.46%	40,658	1,868	4.59%
Held to maturity	2,384	110	4.61%	3,205	161	5.02%	6,164	253	4.10%
FHLB stock	5,269	217	4.12%	4,230	150	3.55%	3,855	147	3.81%
All loans	567,114	36,762	6.48%	438,296	25,186	5.75%	417,216	25,660	6.15%

Total interest-earning assets	623,265	39,258	6.30%	495,916	27,603	5.57%	472,208	27,975	5.92%

Noninterest-earning assets	28,863			27,200			30,878

Total assets	$652,128			$523,116			$503,086

LIABILITIES AND
STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Deposits	$452,099	12,002	2.65%	$356,036	6,426	1.80%	$343,471	7,291	2.12%
Borrowed funds	105,331	4,157	3.95%	89,221	2,779	3.11%	91,767	3,395	3.70%

Total interest-bearing liabilities	557,430	16,159	2.90%	445,257	9,205	2.07%	435,238	10,686	2.46%

Noninterest-bearing liabilities	45,913			33,459			26,778

Total liabilities	603,343			478,716			462,016
Stockholders’ equity	48,785			44,400			41,070

Total liabilities and stockholders’ equity	$652,128			$523,116			$503,086

Net interest income		$23,099			$18,398			$17,289

Interest rate spread			3.40%			3.50%			3.46%

Net yield on interest-earning assets			3.71%			3.71%			3.66%

Percentage of average interest-earning assets to average interest-bearing liabilities			111.8%			111.4%			108.5%

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

	For the year ended December 31, 2004 vs. December 31, 2005 Increase (Decrease) Due to			For the year ended December 31, 2003 vs. December 31, 2004 Increase (Decrease) Due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Interest-bearing deposits in other banks	$12	$111	$123	$(4)	$6	$2
Securities:
Available for sale	(115)	55	(60)	243	(54)	189
Held to maturity	(39)	(12)	(51)	(141)	49	(92)
FHLB stock	41	26	67	13	(10)	3
All loans	8,083	3,493	11,576	1,252	(1,726)	(474)

Total interest-earning assets	7,982	3,673	11,655	1,363	(1,735)	(372)

Interest expense:
Deposits	2,028	3,548	5,576	260	(1,125)	(865)
Borrowed funds	552	826	1,378	(92)	(524)	(616)

Total interest-bearing liabilities	2,580	4,374	6,954	168	(1,649)	(1,481)

Net interest income	$5,402	$(701)	$4,701	$1,195	$(86)	$1,109

Provision for Loan Losses

The provision for loan losses charged to operations was $2.5 million during 2005 compared to $970,000 and $740,000 during 2004 and 2003 respectively. We have grown our commercial loan portfolio in recent years and intend to continue to emphasize these types of lending. These types of loans generally expose a lender to greater risk of nonpayment and loss than one-to-four family residential mortgage loans because repayment of these loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. This expansion, together with the significant growth in the overall loan portfolio and hurricane related collateral impairment are the primary reasons the provision for loan losses increased in 2005. The growth in the commercial loan portfolio is the primary cause for the increase in the provision from 2003 to 2004. Non-performing assets at December 31, 2005 were $58,000 compared to $207,000 at December 31, 2004 and $267,000 at December 31, 2003. Net charge-offs for 2005 were $75,000 compared to $64,000 during 2004 and $230,000 during 2003. At December 31, 2005, the allowance for loan losses was 1.04% of total loans as compared to 0.94% for 2004 and 0.84% for 2003. The allowance for loan losses increased to $6.8 million at December 31, 2005 compared to $4.4 million at December 31, 2004 and $3.4 million at December 31, 2003 due to the provision for loan losses, partially offset by net chargeoffs. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examination.

Noninterest Income

Total noninterest income increased to $5.9 million during 2005, an increase of $764,000 or 14.7% from 2004. This compares to $5.2 million and $6.5 million during 2004 and 2003, respectively. In December 2005 there was a $428,000 gain realized on the sale of an unoccupied former branch office. There were no similar transactions during 2004 and 2003. Service charges and fees on loans increased to $772,000 (52.6%) in 2005 as compared to $506,000 and $567,000 in 2004 and 2003 respectively. These fluctuations are primarily caused by changes in fees received for loan settlement services on brokered loans. In addition, during 2005 a higher percentage of loans were closed under a brokers agreement versus selling them in the secondary market which also accounts for some of the reduction in gain on sale of loans to $2.4 million (4.0%) in 2005 from $2.5 million in 2004, which was a reduction from $4.0 million in 2003. The reduction in 2004 can be primarily attributed to diminished mortgage banking activities caused by lower refinancing volumes. Deposit-related fees increased to $1.8 million (13.3%) in 2005 as compared to $1.6 million and $1.3 million in 2004 and 2003 respectively. These increases were principally caused by increases in service charges on deposit accounts (including fees for accounts with non-sufficient funds that was initiated in April 2003) and ATM fees resulting from increases in new deposit accounts. Banked-owned life insurance earnings were $348,000, $317,000 and $370,000 in 2005, 2004 and 2003 respectively. The changes were due to the fluctuation in interest rates earned on the underlying policies. Other income decreased to $190,000 (20.7%) in 2005 versus $240,000 in 2004 and $197,000 in 2003. The majority of other income changes can be attributed to the change in commissions for annuity sales and mutual funds sold through UVEST Investment Services each year.

Noninterest Expense

Total noninterest expense was $17.3 million during the year 2005, an increase of $1.7 million or 11.0% from 2004. The major increase in noninterest expense during the year 2005 can be attributed to compensation and fringe benefits increasing to $10.4 million (11.3%) in 2005 as compared to $9.3 million (0.7%) in 2004 and $9.3 million in 2003. In 2005, incentive pay increased due to the growth in the Bank, especially in the loan area. In addition, there were increases due to the rise in the costs of benefits, staffing levels and normal increases in salaries. In 2004, incentive pay decreased after increasing in 2003 because of the higher refinancing volumes. Other noninterest expense was $2.4 million during 2005, an increase of 17.1% as compared to $2.0 million in 2004 and $2.1 million in 2003. The majority of the increase in 2005 was due to the accrual of a tax penalty of $219,000 associated with an ongoing state tax audit. The Bank intends to dispute this penalty but believes it was proper to accrue the expense. There were also increases in ATM-debit card expenses and franchise and sales tax expenses. Occupancy and equipment costs increased 8.8% to $3.6 million in 2005 versus $3.3 million and $2.8 million in 2004 and 2003 respectively. The increase in 2005 was due primarily to opening the Bank’s new Operations and Training Center in May 2005 and relocating its Shipyard office on August 1, 2005. In addition, Lumina opened offices in Charlotte and Surf City, North Carolina. The increase in 2004 was mainly due to the Bank opening four new financial centers since May of 2003. Professional and examination fees decreased to $447,000 (2.9%) as compared to $460,000 and $365,000 in 2004 and 2003 respectively. The increased cost in 2005 and 2004 were due to higher audit and consulting fees. Advertising costs for the year 2005 were $574,000, an increase of 9.2%, as compared to $525,000 in 2004 and $579,000 in 2003.

Income Taxes

The effective tax rate for the years ended December 31, 2005, 2004 and 2003 was 40.6%, 33.4% and 32.4%, respectively. The higher rate in 2005 resulted from the provision for income taxes being increased as a result of an announcement by the state taxing authority with respect to its proposed treatment regarding certain dividends received from entities such as the real estate investment trust controlled by the Company. While the Company is currently undergoing a state tax audit, it believes that, as of December 31, 2005, it has accrued for the possible effect of the state’s announced tax position other than interest that may accrue after December 31, 2005. The Company estimates that its effective tax rate will decrease to approximately 37% in 2006.

Recent Accounting Pronouncements

See Note 1 to the “Notes to Consolidated Financial Statements” for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Note Regarding Forward-Looking Statements

This document, as well as other written communications made from time to time by Cooperative Bankshares, Inc. and subsidiaries and oral communications made from time to time by authorized officers of the Company, may contain statements relating to the future results of the Company (including certain projections, such as earnings projections, necessary tax provisions and business trends) that are considered “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the PSLRA). Such forward-looking statements may be identified by the use of such words as “intend,” “believe,” “expect,” “should,” “planned,” “estimated” and “potential.” For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. The Company’s ability to predict future results is inherently uncertain and the Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. These factors include among others, changes in market interest rates and general and regional economic conditions, changes in government regulations, changes in accounting principles and the quality or composition of the loan and investment portfolios and other factors that may be described under “Item 1A. Risk Factors” in the Company’s quarterly reports on Form 10-Q and in its annual report on Form 10-K, each filed with the Securities and Exchange Commission, which are available at the Securities and Exchange Commission’s Internet website (www.sec.gov) and to which reference is hereby made. These factors should be considered in evaluating the forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of those documents. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Except to the extent required by applicable law or regulation, the Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED QUARTERLY DATA

The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

	2005				2004
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Dollars in Thousands
Selected Quarter-End Balances:
Assets	$746,266	$715,581	$667,080	$596,336	$550,107	$544,696	$527,876	$518,882
Loans, net	636,964	610,010	529,210	493,658	449,417	443,897	430,904	411,619
Securities	44,410	44,751	45,939	46,133	47,195	48,235	48,561	52,221
FHLB stock	5,829	5,424	5,334	5,289	4,519	4,554	4,654	4,354
Deposits	564,990	542,009	512,097	441,985	414,758	399,463	380,595	376,450
Borrowed funds	125,344	118,962	102,398	103,365	85,426	96,503	99,445	95,135
Stockholders’ equity	51,096	49,929	48,966	47,480	46,910	45,802	44,391	44,227

	Dollars in Thousands
Selected Operations Data:
Interest income	$11,608	$10,506	$9,285	$7,859	$7,341	$7,016	$6,693	$6,553
Interest expense	5,214	4,465	3,680	2,800	2,514	2,348	2,164	2,179
Net interest income	6,394	6,041	5,605	5,059	4,827	4,668	4,529	4,374
Provision for loan losses	935	575	650	325	225	225	300	220
Noninterest income	1,705	1,458	1,528	1,256	1,285	1,396	1,357	1,145
Noninterest expenses	4,563	4,364	4,224	4,151	3,846	3,916	3,924	3,900
Income before income taxes	2,601	2,560	2,259	1,839	2,041	1,923	1,662	1,399
Net income	1,457	1,506	1,391	1,148	1,353	1,286	1,124	918
Selected Financial Ratios and Other Data:
Return on average assets	0.80%	0.88%	0.87%	0.81%	1.00%	0.97%	0.87%	0.73%
Return on average equity	11.41%	12.06%	11.49%	10.04%	11.61%	11.38%	10.03%	8.98%
Average stockholders’ equity to average assets	7.05%	7.30%	7.61%	8.11%	8.62%	8.50%	8.65%	8.17%
*Per Share Data:
Earnings per:
Common share - basic	$0.34	$0.35	$0.32	$0.27	$0.32	$0.30	$0.26	$0.21
Common share - diluted	$0.33	$0.34	$0.32	$0.26	$0.31	$0.30	$0.26	$0.21
Cash dividends declared	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.05	$0.03
Book value	$11.87	$11.60	$11.39	$11.06	$10.93	$10.67	$10.34	$10.31

*	Per share data has been adjusted to reflect the effects of a 3-for-2 stock split in the form of a 50% stock dividend declared on January 19, 2005 and distributed on February 24, 2005.

COOPERATIVE BANKSHARES, INC.

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cooperative Bankshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Sanford, North Carolina

March 8, 2006

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

	2005	2004
Assets
Cash and due from banks, noninterest-bearing	$18,784,582	$12,031,627
Interest-bearing deposits in other banks	5,037,911	4,360,960

Total cash and cash equivalents	23,822,493	16,392,587
Securities:
Available for sale (amortized cost of $43,133,174 in 2005 and $44,432,476 in 2004)	42,380,655	44,535,010
Held to maturity (estimated market value of $1,980,533 in 2005 and $2,678,860 in 2004)	2,029,445	2,659,595
FHLB stock	5,828,800	4,518,500
Loans held for sale	4,893,564	7,239,131
Loans	643,727,167	453,769,733
Less allowance for loan losses	6,763,238	4,353,227

Net loans	636,963,929	449,416,506
Other real estate owned	26,291	—
Accrued interest receivable	3,345,444	2,085,164
Premises and equipment, net	10,537,095	8,597,015
Goodwill	1,461,543	1,461,543
Other assets	14,976,781	13,202,393

Total assets	$746,266,040	$550,107,444

Liabilities and Stockholders’ Equity
Deposits	$564,989,604	$414,757,904
Short-term borrowings	21,802,964	32,342,878
Escrow deposits	561,120	194,408
Accrued interest payable	417,565	190,689
Accrued expenses and other liabilities	3,857,534	2,629,188
Long-term obligations	103,541,295	53,082,676

Total liabilities	695,170,082	503,197,743

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $1 par value: 3,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $1 par value: 14,000,000 shares authorized, 4,305,316 and 2,860,764 issued and outstanding	4,305,316	2,860,764
Additional paid-in capital	2,734,611	2,673,233
Accumulated other comprehensive income (loss)	(462,423)	67,672
Retained earnings	44,518,454	41,308,032

Total stockholders’ equity	51,095,958	46,909,701

Total liabilities and stockholders’ equity	$746,266,040	$550,107,444

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest and dividend income:
Loans	$36,761,753	$25,185,437	$25,660,073
Securities	2,107,163	2,218,150	2,120,292
Other	171,612	49,436	47,017
Dividends on FHLB stock	217,490	150,172	147,184

Total interest and dividend income	39,258,018	27,603,195	27,974,566

Interest expense:
Deposits	12,001,466	6,425,637	7,290,985
Borrowed funds	4,157,410	2,779,271	3,394,792

Total interest expense	16,158,876	9,204,908	10,685,777

Net interest income	23,099,142	18,398,287	17,288,789
Provision for loan losses	2,485,000	970,000	740,000

Net interest income after provision for loan losses	20,614,142	17,428,287	16,548,789

Noninterest income:
Gain on sale of loans	2,421,946	2,523,246	3,971,046
Net gain on sale of securities	—	9,600	50,663
Service charges and fees on loans	772,001	505,986	567,380
Deposit-related fees	1,802,838	1,591,762	1,330,370
Gain (loss) on disposal of premises and equipment	411,544	(4,412)	—
Bank-owned life insurance earnings	348,481	317,377	369,996
Other income, net	190,271	239,969	196,942

Total noninterest income	5,947,081	5,183,528	6,486,397

Noninterest expenses:
Compensation and fringe benefits	10,371,057	9,322,226	9,259,464
Occupancy and equipment	3,550,056	3,262,622	2,761,391
Professional and examination fees	446,881	460,084	364,522
Advertising	573,852	525,341	579,314
Other	2,359,965	2,016,063	2,076,150

Total noninterest expenses	17,301,811	15,586,336	15,040,841

Income before income taxes	9,259,412	7,025,479	7,994,345
Income tax expense	3,757,874	2,344,304	2,590,119

Net income	$5,501,538	$4,681,175	$5,404,226

Net income per share:
Basic	$1.28	$1.09	$1.27
Diluted	$1.26	$1.07	$1.24
Weighted average common shares outstanding:
Basic	4,298,561	4,289,187	4,271,351
Diluted	4,376,281	4,366,478	4,348,361

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net income	$5,501,538	$4,681,175	$5,404,226

Other comprehensive income:
Unrealized loss arising during the year	(855,053)	(320,065)	(558,941)
Tax effect	324,958	108,822	242,130
Reclassification to realized gain	—	(9,600)	(50,663)
Tax effect	—	3,264	17,225

Other comprehensive loss	(530,095)	(217,579)	(350,249)

Comprehensive income	$4,971,443	$4,463,596	$5,053,977

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2005, 2004 and 2003

	Common stock $1 par value	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders’ equity
Balance, December 31, 2002	$2,835,947	$2,440,645	$635,500	$32,536,169	$38,448,261
Exercise of stock options	13,500	173,590	—	—	187,090
Tax benefit of stock options exercised	—	23,809	—	—	23,809
Other comprehensive loss, net of taxes	—	—	(350,249)	—	(350,249)
Net income	—	—	—	5,404,226	5,404,226
Cash dividends ($.13 per share)	—	—	—	(569,739)	(569,739)

Balance, December 31, 2003	2,849,447	2,638,044	285,251	37,370,656	43,143,398
Exercise of stock options	14,000	104,625	—	—	118,625
Stock traded to exercise options (2,683 shares)	(2,683)	(69,436)	—	—	(72,119)
Other comprehensive loss, net of taxes	—	—	(217,579)	—	(217,579)
Net income	—	—	—	4,681,175	4,681,175
Cash dividends ($.17 per share)	—	—	—	(743,799)	(743,799)

Balance, December 31, 2004	2,860,764	2,673,233	67,672	41,308,032	46,909,701
Exercise of stock options	18,723	117,335	—	—	136,058
Stock traded to exercise options (4,522 shares)	(4,522)	(80,944)	—	—	(85,466)
Tax benefit of stock options exercised	—	24,987	—	—	24,987
3-for-2 stock split in the form of a 50% dividend	1,430,351	—	—	(1,430,351)	—
Other comprehensive loss, net of taxes	—	—	(530,095)	—	(530,095)
Net income	—	—	—	5,501,538	5,501,538
Cash dividends ($.20 per share)	—	—	—	(860,765)	(860,765)

Balance, December 31, 2005	$4,305,316	$2,734,611	$(462,423)	$44,518,454	$51,095,958

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net income	$5,501,538	$4,681,175	$5,404,226
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Net accretion and amortization	(1,031)	37,333	395,330
Depreciation	992,513	941,052	880,767
Net gain on sale of securities	—	(9,600)	(50,663)
Gain on sale of loans	(2,421,946)	(2,523,246)	(4,248,884)
Earnings on bank-owned life insurance	(348,481)	(317,377)	(369,996)
Deferred tax benefit	(1,064,432)	(384,856)	(188,149)
(Gain) loss on disposal of premises and equipment	(411,544)	4,412	—
(Gain) loss on sales of other real estate owned	—	(6,486)	63,890
Valuation losses on other real estate owned	12,886	—	8,663
Provision for loan losses	2,485,000	970,000	740,000
Proceeds from sales of loans	158,473,757	173,826,604	275,871,442
Loan originations held for sale	(153,702,130)	(172,177,430)	(252,499,961)
Changes in assets and liabilities:
Accrued interest receivable	(1,260,280)	(232,798)	387,460
Other assets	427,482	356,299	95,324
Accrued interest payable	226,876	10,622	(104,501)
Accrued expenses and other liabilities	1,238,395	764,404	(1,611,639)

Net cash provided by operating activities	10,148,603	5,940,108	24,773,309

Purchases of securities available for sale	(499,141)	(20,492,484)	(26,936,750)
Purchases of securities held to maturity	—	—	(2,981,945)
Purchase of Lumina Mortgage Company	—	(400,000)	(400,000)
Proceeds from maturity of securities available for sale	—	10,200,000	13,900,000
Proceeds from sale of securities available for sale	—	5,000,000	1,060,000
Proceeds from maturities of securities held to maturity	—	—	5,000,000
Repayments of mortgage-backed securities available for sale	1,799,008	4,012,721	9,654,231
Repayments of mortgage-backed securities held to maturity	630,616	1,147,247	1,865,872
Loan originations, net of principal repayments	(189,573,387)	(49,096,504)	(11,364,256)
Proceeds from disposals of foreclosed real estate	14,870	106,569	854,428
Purchases of premises and equipment	(3,073,089)	(878,981)	(3,140,041)
Proceeds from sales of premises and equipment	42,040	2,200	—
Net expenditures on foreclosed real estate	(7,196)	(9,487)	(8,236)
Purchases of FHLB stock	(8,037,900)	(7,473,700)	(2,149,900)
Proceeds from redemption of FHLB stock	6,727,600	7,109,600	2,050,200
Investment in unconsolidated trust	(464,000)	—	—

Net cash used in investing activities	(192,440,579)	(50,772,819)	(12,596,397)

Net increase in deposits	150,231,700	47,555,471	9,937,859
Net proceeds (repayments) on short-term borrowings	(10,539,914)	(9,073,907)	(35,169,042)
Repayments on long-term obligations	(5,381)	(5,094)	(4,822)
Proceeds received on long-term obligations	50,464,000	5,000,000	20,000,000
Proceeds from issuance of common stock, net	50,592	46,506	187,090
Dividends paid	(845,827)	(686,018)	(569,064)
Net change in escrow deposits	366,712	(5,025)	(24,171)

Net cash provided (used) by financing activities	189,721,882	42,831,933	(5,642,150)

Increase (decrease) in cash and cash equivalents	7,429,906	(2,000,778)	6,534,762
Cash and cash equivalents:
Beginning of year	16,392,587	18,393,365	11,858,603

End of year	$23,822,493	$16,392,587	$18,393,365

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Continued)

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash paid for:
Interest	$15,872,575	$9,194,286	$10,790,278
Income taxes	4,020,015	2,310,700	3,278,665

Summary of noncash investing and financing activities:
Transfer from loans to other real estate owned	46,851	394,660	479,462
Loans to facilitate the sale of foreclosed real estate	—	301,086	72,000
Unrealized gains (losses) on securities available for sale, net of taxes	(530,095)	(217,579)	(350,249)
Accrual of goodwill for purchase of Lumina Mortgage Company	—	—	400,000
Long-term obligations reclassified to short-term borrowings	—	10,000,000	15,000,000
Loan to finance sale of branch building	510,000	—	—
Sale and leaseback of premises and equipment:
Increase in other receivable for proceeds on sale	—	—	733,942
Deferred gain on sale	—	—	121,147

See accompanying notes to consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(1)	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (Bankshares), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank (the Bank), and the Bank’s wholly owned subsidiaries, Lumina Mortgage Company, Inc. (Lumina) and CS&L Holdings, Inc. (Holdings) and Holdings’ majority owned subsidiary, CS&L Real Estate Trust, Inc. (REIT). Bankshares, the Bank and the Bank’s subsidiaries are collectively referred to as the Company. All significant intercompany transactions have been eliminated. The Company formed Cooperative Bankshares Capital Trust I (the “Trust”) on August 30, 2005, which is wholly owned by the Company to facilitate the issuance of trust preferred securities totaling $15.0 million. The Trust is not consolidated in these financial statements due to the adoption of FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities”. The junior subordinated debentures issued by the Company to the Trust are included in long-term obligations and the Company’s equity interest in the Trust is included in other assets.

Nature of Operations

The Company operates 24 offices (including 20 full service branches) in North Carolina, North Myrtle Beach, South Carolina, and Virginia Beach, Virginia, and offers a wide range of banking services including deposits, bankcards, and alternative investment products. Funds obtained are used primarily for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and overdraft protection. The Company’s primary source of revenue is interest income from its loan and securities portfolios.

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

Cash and cash equivalents include cash on hand and deposits with original maturities of ninety days or less at other institutions.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(a)	Cash and Cash Equivalents (continued)

Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2005, the daily average gross reserve requirement was $3,670,000.

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

The Company, as a member of the Federal Home Loan Bank (FHLB) System, is required to maintain an investment in capital stock of the FHLB of Atlanta in an amount equal to the sum of 0.20% of total assets as of December 31, 2004 and 4.50% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value. The FHLB stock is carried at cost. Because of the redemption provisions of the FHLB, the fair value of this investment is believed to equal its cost.

(d)	Loans Held for Sale

As a part of its normal business operations, the Company originates mortgage loans that have been approved by secondary investors. The Company issues a rate lock commitment to a customer and concurrently “locks in” with a secondary market investor under a best efforts delivery mechanism. The terms of the loan are set by the secondary investors and are transferred within several weeks of the Company initially funding the loan. The Company receives origination fees from borrowers and servicing release premiums from the investors that are recognized on the Statement of Operations in the line item “gain on sale of loans”. Between the initial funding of the loans by the Company and the subsequent purchase by the investor, the Company carries the loans on its balance sheet at cost, which approximates fair value.

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

December 31, 2005, 2004 and 2003

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

The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, current economic conditions and trends that may affect the borrowers’ ability to pay. It is possible that such factors in management’s evaluations of the adequacy of the allowance for loan losses will change. Thus, future adjustments to the allowance may be necessary based on the impact of changes in economic conditions.

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

December 31, 2005, 2004 and 2003

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

The Company’s recorded goodwill consists solely of goodwill resulting from the acquisition of Lumina Mortgage Company, Inc. in 2002, which is not amortized but is tested for impairment annually or more often if an event or circumstance indicates that an impairment loss has been incurred.

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

On January 1, 1996 the Company adopted SFAS No. 123, “Accounting for Stock–Based Compensation”. As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The option exercise price is the market price of the common stock on the date the option is granted. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company’s Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123 as amended by SFAS No. 148, the Company’s net income and net income per share would have been reduced to the pro forma amounts as follows:

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(l)	Stock-Based Compensation (Continued)

	Year ended December 31,
	2005	2004	2003
Net income, as reported	$5,501,538	$4,681,175	$5,404,226
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(261,841)	(369,794)	—

Proforma net income	$5,239,697	$4,311,381	$5,404,226

Earnings per share:
Basic - as reported	$1.28	$1.09	$1.27

Basic - proforma	$1.22	$1.01	$1.27

Diluted - as reported	$1.26	$1.07	$1.24

Diluted - proforma	$1.20	$.99	$1.24

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2005 and 2004. The weighted average fair values of options granted in 2005 and 2004 were $6.91 and $5.88, respectively, after giving effect to the 3-for-2 stock split discussed in Note 1. No options were granted in 2003.

	2005	2004
Risk-free interest rate	4.38%	3.90%
Dividend yield	0.97%	1.02%
Expected volatility	23%	24%
Expected lives (in years)	8	8

(m)	Comprehensive Income

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

December 31, 2005, 2004 and 2003

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(n)	Segment Information (Continued)

The Company has determined that it operates primarily in one operating segment providing general commercial financial services to customers located in the single geographic area of North Carolina, Southeastern Virginia and Northeastern South Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

(o)	New Accounting Pronouncements

On December 12, 2003, the American Institute of Certified Public Accountants (“AICPA”) released Statement of Position (“SOP”) 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the consolidated financial statements.

In November 2003, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03- 01”). EITF 03-01 provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. In September 2004, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position (“FSP EITF 03-1-b”) to delay the requirement to record impairment losses in accordance with EITF 03-01. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which addresses the determination as to when an investment is considered impaired. This FSP nullifies certain requirements of EITF 03-01 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP is to be applied to reporting periods beginning after December 15, 2005. The Company does not expect the impact of this FSP to have a material effect on its consolidated financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(r) (“SFAS No. 123(r)”), “Share-Based Payment”, which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123(r) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period or the period the employee will be retirement eligible. SFAS No. 123(r) sets accounting requirements for “share-based” compensation to employees, including employee-stock purchase plans (“ESPPs”). Awards to most nonemployee directors will be accounted for as employee awards. This Statement was to be effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) issued Release No. 2005-57, which defers the effective date of SFAS No. 123(r) for many registrants. Registrants that do not file as small business users must adopt SFAS No. 123(r) as of the beginning of their first annual period beginning after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123(r) on January 1, 2006. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income for the fiscal years ended December 31, 2005, 2004 and 2003 would have decreased by approximately $262,000, $370,000 and $0, respectively. Accordingly, the adoption of SFAS No. 123(r) may have a material effect on our consolidated financial statements.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(1)	Basis of Presentation and Significant Accounting Policies (Continued)

(o)	New Accounting Pronouncements (Continued)

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), which contains guidance on applying the requirements in SFAS No. 123(r). SAB 107 provides guidance on valuation techniques, development of assumptions used in valuing employee share options and related MD&A disclosures. SAB 107 is effective for the period in which SFAS No. 123(r) is adopted. The Company will adopt SAB 107 on January 1, 2006, and is currently evaluating the effect on its consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in an accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 on January 1, 2006 with no expected material effect on its consolidated financial statements.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

(2)	Securities

Securities as of December 31, 2005 and 2004 are summarized as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available for sale:
U.S. Government and agency securities	$30,961,725	$—	$593,358	$30,368,367
Mortgage-backed securities	5,745,520	53,809	173,691	5,625,638
Marketable equity securities	4,975,000	—	39,800	4,935,200
Corporate bonds	1,450,929	521	—	1,451,450

Total	$43,133,174	$54,330	$806,849	$42,380,655

Securities held to maturity:
Mortgage-backed securities	$2,029,445	$—	$48,912	$1,980,533

Total	$2,029,445	$—	$48,912	$1,980,533

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(2)	Securities (Continued)

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available for sale:
U.S. Government and agency securities	$30,455,543	$76,346	$18,688	$30,513,201
Mortgage-backed securities	7,539,850	136,359	155,231	7,520,978
Marketable equity securities	4,975,000	26,865	—	5,001,865
Corporate bonds	1,462,083	36,883	—	1,498,966

Total	$44,432,476	$276,453	$173,919	$44,535,010

Securities held to maturity:
Mortgage-backed securities	$2,659,595	$19,858	$593	$2,678,860

Total	$2,659,595	$19,858	$593	$2,678,860

The following table shows investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. Government and agency securities	$20,098,285	$363,440	$9,970,082	$229,918	$30,068,367	$593,358
Mortgage-backed securities	1,362,132	31,316	2,522,307	142,375	3,884,439	173,691
Marketable equity securities	4,935,200	39,800	—	—	4,935,200	39,800

Total	26,395,617	434,556	12,492,389	372,293	38,888,006	806,849
Securities held to maturity:
Mortgage-backed securities	1,980,533	48,912	—	—	1,980,533	48,912

Total temporarily impaired securities	$28,376,150	$483,468	$12,492,389	$372,293	$40,868,539	$855,761

At December 31, 2005, temporarily impaired securities, 12 months or more, consisted of three U.S. Government and agency securities and one agency backed collateralized mortgage obligation, which do not have premiums associated with them. Therefore, the Company believes the impairment relates to the current interest rate environment and there is not a permanent impairment. The remaining securities that have an unrealized loss have been impaired for less than 12 months, which includes five U.S. Government and agency securities, three mortgage-backed securities and one marketable equity security. All of these securities are agency backed and have no premiums. Therefore, the Company believes these impairments are temporary and relate to the current interest rate environment. It is management’s opinion that none of the impairments are permanent.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(2)	Securities (Continued)

The following table shows the investment securities with an unrealized loss, its fair value and the length of time that the security has been in a continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities available for sale:
U.S. Government and agency securities	$5,481,851	$18,688	$—	$—	$5,481,851	$18,688
Mortgage-backed securities	1,484,638	486	3,324,132	154,745	4,808,770	155,231

Total	6,966,489	19,174	3,324,132	154,745	10,290,621	173,919
Securities held to maturity:
Mortgage-backed securities	2,432,619	593	—	—	2,432,619	593

Total temporarily impaired securities	$9,399,108	$19,767	$3,324,132	$154,745	$12,723,240	$174,512

The maturities of securities at December 31, 2005 are summarized as follows:

	Amortized Cost	Estimated Market Value
Held to maturity:
Mortgage-backed securities	$2,029,445	$1,980,533

Available for sale:
Within 1 year	$1,950,929	$1,949,982
After 1 year through 5 years	30,461,725	29,869,835
Marketable equity securities	4,975,000	4,935,200
Mortgage-backed securities	5,745,520	5,625,638

	$43,133,174	$42,380,655

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers have the right to prepay obligations without prepayment penalties.

Sales of investment securities resulted in gross realized gains of approximately $0, $10,000 and $51,000 in the years ended 2005, 2004 and 2003, respectively.

Investment securities having an aggregate carrying value of $24,442,000 at December 31, 2005 were pledged to secure public funds on deposit. Investment securities having an aggregate carrying value of $697,000 at December 31, 2005 were pledged to secure repurchase agreements. Investment securities having an aggregate carrying value of $1,451,000 at December 31, 2005 were pledged to secure the Treasury tax and loan account with the Federal Reserve Bank.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(3)	Loans

Loans at December 31, 2005 and 2004 are summarized as follows (in thousands):

	2005	2004
Real estate:
Construction and land development	$128,943	$63,938
Mortgage:
1-4 family residential	296,403	227,474
Multi-family residential	21,998	14,534
Commercial	148,709	108,626
Equity line	23,785	18,440
Other	355	442

Total real estate loans	620,193	433,454
Commercial, industrial and agricultural	18,237	15,164
Consumer	7,355	6,816

Total gross loans	645,785	455,434
Unamortized net deferred fees	(2,058)	(1,664)

Loans	$643,727	$453,770

In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2005 (in thousands):

Balance at beginning of year	$9,967
New loans	1,858
Repayments	(2,135)

Balance at end of year	$9,690

Activity in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 is summarized as follows (in thousands):

	2005	2004	2003
Balance at beginning of year	$4,353	$3,447	$2,937
Provision for loan losses	2,485	970	740
Loans charged-off	(84)	(109)	(237)
Recoveries	9	45	7

Balance at end of year	$6,763	$4,353	$3,447

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(3)	Loans (Continued)

The following is a summary of nonperforming assets at December 31, 2005 and 2004 (in thousands):

	2005	2004
Loans 90 days past due and still accruing interest	$9	$112
Nonaccrual loans	23	95

Total	$32	$207

At December 31, 2005 and 2004, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled approximately $1.3 million and $95,000, respectively, with corresponding valuation allowances of approximately $665,000 and $45,000, respectively. For the years ended December 31, 2005 and 2004 the average recorded investment in impaired loans was approximately $289,000 and $44,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

The following table summarizes the Company’s outstanding off-balance sheet commitments to extend credit at December 31, 2005 and 2004 (in thousands):

	2005	2004
Undisbursed portion of home equity lines of credit collateralized primarily by junior liens on 1-4 family properties	$40,595	$25,903
Other commitments and credit lines	18,342	19,070
Undisbursed portion of construction loans	78,358	55,322
Fixed-rate mortgage loan commitments	492	1,161
Adjustable-rate mortgage loan commitments	959	6,040
Available-for-sale mortgage loan commitments	10,806	3,762

Total	$149,552	$111,258

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

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(3)	Loans (Continued)

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were approximately $44.9 million and $44.0 million at December 31, 2005 and 2004, respectively. The carrying value of capitalized servicing rights is included in other assets. Changes in mortgage servicing rights capitalized for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Mortgage servicing rights, beginning of year	$211,778	$201,562
Mortgage servicing rights capitalized	63,513	64,498

	275,291	266,060
Accumulated amortization	67,628	54,282

Mortgage servicing rights, end of year, net of amortization	$207,663	$211,778

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

(4)	Premises and Equipment

Premises and equipment at December 31, 2005 and 2004 are summarized as follows (in thousands):

	2005	2004
Land	$2,303	$2,386
Buildings	7,508	6,685
Leasehold improvements	1,090	1,083
Furniture and equipment	9,877	7,981

	20,778	18,135
Less accumulated depreciation and amortization	(10,241)	(9,538)

Premises and equipment, net	$10,537	$8,597

(5)	Deposits

Deposits at December 31, 2005 and 2004 are summarized as follows (in thousands):

	2005	2004
Demand	$50,142	$32,560
Checking with interest	34,704	28,356
Money market accounts	37,036	33,399
Savings	23,363	22,404
Time deposits of $100 or more	202,618	118,572
Other time deposits	217,127	179,467

Total	$564,990	$414,758

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(5)	Deposits (Continued)

At December 31, 2005, the scheduled maturities of time deposits were (in thousands):

2006	$330,381
2007	87,710
2008	1,654

Total time deposits	$419,745

(6)	Borrowed Funds

Borrowed funds consist of short-term borrowings and long-term obligations. The corresponding weighted average rates (WAR) at December 31, 2005 and 2004 are summarized as follows (in thousands):

	2005	WAR	2004	WAR
Junior Subordinated Debentures	$15,464	5.74%	$—	—%
Advances from FHLB	105,000	4.13%	78,000	3.21%
Affordable Housing Program advances from FHLB	77	3.50%	83	3.50%
Advances for loans held for sale	4,597	6.81%	7,178	4.65%
Repurchase agreements	206	3.46%	165	1.77%

Total	$125,344		$85,426

The Trust was formed for the sole purpose of issuing trust preferred securities and investing the proceeds from the sale of such trust preferred securities in junior subordinated debentures. The debentures held by the Trust are the sole assets of the Trust. The Company owns 100% of the Trust’s outstanding common securities and unconditionally guarantees the Trust’s financial obligations. The debentures and the trust preferred securities bear an interest rate of 5.74% for the first five years, and thereafter bear an interest rate equal to 142 basis points over the three-month LIBOR (London Inter-Bank Offered Rate). The trust preferred securities generally rank equal to the trust common securities in priority of payment, but will rank prior to trust common securities if, and so long as, the Company fails to make principal or interest payment on the debentures. Concurrently with the issuance of the debentures and the trust preferred securities, the Company entered into a Guaranty Agreement, dated August 30, 2005, related to the trust preferred securities for the benefit of the holders. The debentures and trust preferred securities each have 30-year lives and will each be callable by the Company or the Trust, at their option, after five years. The Company has the option to defer interest for up to five years on the debentures. The debentures qualify as Tier I capital under Federal Reserve Board guidelines.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(6)	Borrowed Funds (Continued)

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company’s FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2005 was approximately $180.9 million. This agreement with the FHLB provides for a line of credit up to 25% of the Bank’s assets. The maximum month end balances were $105.0 million, $93.0 million and $83.0 million during the years ended December 31, 2005, 2004 and 2003, respectively. Annual principal maturities of Federal Home Loan Bank advances for the years subsequent to December 31, 2005 are as follows (in thousands):

2006	$17,000
2007	10,000
2008	20,000
2009	20,000
2010	20,000
2011	8,000
2014	5,000
2015	5,000

$105,000

The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

Lumina borrows money on a short-term basis principally from another financial institution to fund its loans that are held for sale. The balance of this borrowing was $4.5 million and $7.2 million at December 31, 2005 and 2004, respectively. Borrowings for loans that were funded from this line of credit within 60 days were at a rate of 6.64% and borrowings for loans that were funded more than 60 days ($177,000) were at a rate of 11.25%. This borrowing is collateralized by mortgage loans held for sale. When a loan is sold, the proceeds are used to repay the borrowing. Loans are usually sold within 60 days. This borrowing agreement provides for a maximum line of credit up to $10 million. On December 16, 2005, Lumina entered into a new borrowing agreement with a different financial institution. The terms are similar to the existing agreement including the credit limit of $10 million. The new agreement will replace the old agreement and the old agreement will be terminated when all of the existing loans on that line of credit are sold. At December 31, 2005, there was a balance of $61,000 at a rate of 6.39% on the new agreement.

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

(7)	Regulatory Matters and Capital Requirements

Bankshares and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require Bankshares and the Bank to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2005, that both Bankshares and the Bank meet all capital adequacy requirements to which they are subject.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(7)	Regulatory Matters and Capital Requirements (Continued)

As of December 31, 2005 and 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

			Minimum Ratio to Maintain Well-Capitalized Status
	2005	2004	2005	2004
Risk-based capital:
Tier I capital	$60,510	$45,524
Total capital	67,273	49,877
Risk-adjusted assets	619,753	415,498
Quarterly average tangible assets	722,761	539,256

Tier I capital ratio	9.76%	10.96%	6.00%	6.00%
Total capital ratio	10.85%	12.00%	10.00%	10.00%
Leverage capital ratio	8.37%	8.44%	5.00%	5.00%

During 2005, Bankshares issued $15.5 million in junior subordinated debentures that qualifies as Tier 1 capital. Of this amount, Bankshares invested $10.0 million in the Bank. As a result of these transactions, the regulatory ratios of Bankshares will be in excess of those for the Bank.

A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder’s eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was $1.6 million at December 31, 2005.

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

Under the multi-employer plan, the Bank is required to contribute its share of the Plan’s total pension liability as determined by the plan administrator. Expenses related to this Plan were approximately $761,000, $447,000, and $367,000 for the years 2005, 2004 and 2003, respectively.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(8)	Benefit Plans (Continued)

The Bank maintains a Supplemental Retirement 401(k) Plan (the 401(k)). Employees are able to contribute the maximum deferral limit permitted by law. The Bank matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2005, 2004 and 2003.

The compensation expense incurred by the Bank for the 401(k) was approximately $150,000 $123,000, and $105,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Lumina also maintains a 401(k) plan for its employees. Participants are able to contribute the maximum deferral limit permitted by law. The Company does not match employee contributions.

In 2002, the Bank implemented a non-qualifying deferred compensation plan for certain key executive officers. The Bank has purchased life insurance policies on the participating officers in order to provide future funding of benefit payments. Benefits for each officer participating in the plan will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the participant’s life after retirement. The plan also provides for payment of disability or death benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. If the Bank has a change in control before the officer reaches age 65, the participating officer will be entitled to a benefit. Provisions of approximately $12,000, $0 and $228,000 were expensed for future benefits to be provided under this plan for the years ended December 31, 2005, 2004 and 2003, respectively. The total liability under this plan was approximately $365,000 and $352,000 at December 31, 2005 and 2004 and is included in accrued expenses and other liabilities in the accompanying consolidated statements of financial condition.

The Bank has entered into Director Retirement Agreements with each of its non-employee directors. Each Agreement provides for a benefit of $19,200 annually for a period of ten years from retirement on or after reaching the normal retirement age of 72. The Director Retirement Agreements provide for a reduced lump sum payment in the event of termination, including a change of control, with the amount varying depending on the reason for the termination. In order to fund the benefits payable under the Director Retirement Agreements, the Bank has purchased life insurance policies on each director. The policies are designed to offset the program’s costs during the lifetime of the participant and to provide complete recovery of all the program’s costs at their death. Expenses related to these agreements were approximately $55,000, $50,000, and $46,000 for the years ended 2005, 2004 and 2003, respectively. The total liability under these agreements was approximately $203,000 and $148,000 at December 31, 2005 and 2004, respectively.

The Company and Bank have each entered into separate Director Deferred Fee Agreements with each non-employee director. Interest on the amount deferred is credited at a rate of 10%. Commencing one month after retirement at or after age 72, each director will be entitled to receive the balance in his deferral account in 120 monthly installments. Under these agreements, in the event of a change in control, each director will be entitled to receive, in lump sum payments, the greater of his deferral account balances or $169,748 under his agreement with the Bank and $77,158 under his agreement with the Company. The expense incurred by the Company and Bank for these agreements was approximately $189,000, $171,000 and $156,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The total liability under these agreements was approximately $657,000 and $468,000 at December 31, 2005 and 2004, respectively.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(9)	Earnings Per Share

On January 19, 2005, the Company declared a 3-for-2 stock split in the form of a 50% stock dividend. All references to per share results and weighted average common and common equivalent shares outstanding have been adjusted to reflect the effects of the stock split.

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Net income (numerator)	$5,501,538	$4,681,175	$5,404,226

Shares for basic EPS (denominator)	4,298,561	4,289,187	4,271,351
Dilutive effect of stock options	77,720	77,291	77,010

Shares for diluted EPS (denominator)	4,376,281	4,366,478	4,348,361

As of December 31, 2005, 2004 and 2003, there were 46,200, 73,800 and 0, respectively, options outstanding, after giving effect of the stock split, that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the calculations of the dilutive effect of stock options.

(10)	Income Taxes

Income tax expense consists of the following components for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Current tax expense:
Federal	$3,246,800	$2,621,041	$2,664,960
State	1,575,506	108,119	113,308

Total current tax expense	4,822,306	2,729,160	2,778,268

Deferred tax expense (benefit):
Federal	(649,182)	(387,764)	(191,112)
State	(415,250)	2,908	2,963

Total deferred tax benefit	(1,064,432)	(384,856)	(188,149)

Total tax expense	$3,757,874	$2,344,304	$2,590,119

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(10)	Income Taxes (Continued)

The components of the net deferred tax asset at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$2,607,228	$1,678,169
Deferred compensation	478,455	386,214
Unrealized loss on securities available for sale	290,096	—
Other	94	817

Total gross deferred tax assets	3,375,873	2,065,200
Valuation allowance	—	(168,023)

Total net deferred tax assets	3,375,873	1,897,177

Deferred tax liabilities:
Deferred loan fees	(89,294)	(56,997)
FHLB stock	(11,107)	(37,796)
Premises and equipment	(504,925)	(550,230)
Unrealized gain on securities available for sale	—	(34,862)
Tax amortization of goodwill	(106,433)	(62,886)
Prepaid expenses	(120,319)	—

Total gross deferred tax liabilities	(832,078)	(742,771)

Net deferred tax asset	$2,543,795	$1,154,406

The Company did away with its valuation allowance at December 31, 2005 because management determined that realization of all deferred tax assets was more likely than not. For the year ended December 31, 2005, the valuation allowance decreased $168,000.

Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Income taxes at federal tax rate	$3,148,200	$2,388,663	$2,718,077
Increase (decrease) resulting from:
State income taxes, net of federal income tax benefit	765,769	73,278	76,739
Cash surrender value of bank owned life insurance	(118,484)	(107,908)	(125,799)
Tax exempt securities	(72,701)	(72,701)	(72,701)
Other	35,090	62,972	(6,197)

Total	$3,757,874	$2,344,304	$2,590,119

In 2005 the Company’s principal state taxing authority undertook to collect additional income taxes from taxpayers owning such entities as the real estate investment trust controlled by the Company, and in connection therewith, commenced a state income tax examination of the Company for the years 2002 through 2004. In anticipation of additional state income taxes that will be paid as a result of this examination, the Company accrued additional state income taxes of $641,000 in 2005.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(10)	Income Taxes (Continued)

Retained earnings at December 31, 2005 and 2004 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank’s stock.

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

A summary of the status of the Option Plan as of December 31, 2005, 2004 and 2003, and changes during the years then ended is presented below after giving retroactive effect to the 3-for-2 stock split in the form of a 50% stock dividend in 2005:

	2005		2004		2003
	Number	Weighted average option price	Number	Weighted average option price	Number	Weighted average option price
Options outstanding, beginning of year	245,465	$10.69	192,665	$7.34	212,915	$7.52
Granted	46,200	20.66	73,800	17.99	—	—
Exercised	(18,723)	7.27	(21,000)	5.65	(20,250)	9.24
Forfeited	—	—	—	—	—	—

Options outstanding, end of year	272,942	$12.61	245,465	$10.69	192,665	$7.34

The following table summarizes additional information about the Option Plan at December 31, 2005:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$7.000	5,636	1.25 years	5,636
7.233	25,500	6.00 years	25,500
7.293	13,500	3.70 years	13,500
7.333	5,250	4.00 years	5,250
7.373	84,750	3.50 years	84,750
7.667	12,000	6.00 years	12,000
13.000	6,306	2.00 years	6,306
17.800	6,000	8.10 years	6,000
18.000	750	1.10 years	750
18.000	67,050	9.00 years	67,050
20.660	46,200	10.00 years	46,200

	272,942	6.33 years	272,942

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(12)	Parent Company Financial Information

Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 is presented below:

Condensed Statements of Financial Condition

	2005	2004
Assets:
Cash	$4,847,089	$1,953
Equity investment in subsidiaries	61,973,924	47,054,093
Other assets	214,669	200,254

	$67,035,682	$47,256,300

Liabilities and stockholders’ equity:
Junior subordinated debt	$15,464,000	$—
Other liabilities	475,724	346,599
Stockholders’ equity	51,095,958	46,909,701

	$67,035,682	$47,256,300

Condensed Statements of Operations

	2005	2004	2003
Dividends from subsidiary	$864,918	$722,293	$397,649
Equity in undistributed net income of subsidiary	4,985,403	4,037,714	5,069,903
Miscellaneous expenses	(348,783)	(78,832)	(63,326)

	$5,501,538	$4,681,175	$5,404,226

Condensed Statements of Cash Flows

	2005	2004	2003
Operating activities:
Net income	$5,501,538	$4,681,175	$5,404,226
Equity in undistributed net income of subsidiary	(4,985,403)	(4,037,714)	(5,069,903)
Change in other assets	(14,938)	(57,781)	(675)
Change in other liabilities	139,174	53,352	48,846

Net cash provided by operating activities	640,371	639,032	382,494

Investing activities:
Investment in Trust	(464,000)	—	—
Investment in Bank	(10,000,000)	—	—

Net cash used in investment activities	(10,464,000)	—	—

Financing activities:
Proceeds from issuance of common stock, net	50,592	46,506	187,090
Proceeds from long-term obligation	15,464,000	—	—
Cash dividends paid	(845,827)	(686,018)	(569,064)

Net cash provided (used) in financing activities	14,668,765	(639,512)	(381,974)

Increase (decrease) in cash and cash equivalents	4,845,136	(480)	520
Cash and cash equivalents, beginning of year	1,953	2,433	1,913

Cash and cash equivalents, end of year	$4,847,089	$1,953	$2,433

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(13)	Fair Value of Financial Instruments

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

Bank-Owned Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

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

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(13)	Fair Value of Financial Instruments (Continued)

Off-Balance Sheet Financial Instruments

The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in Note 3, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004 are as follows (in thousands):

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$23,822	$23,822	$16,393	$16,393
Securities:
Available for sale	42,381	42,381	44,535	44,535
Held to maturity	2,029	1,981	2,660	2,679
Loans held for sale	4,894	4,894	7,239	7,239
Loans, net	636,964	629,227	449,417	446,466
FHLB stock	5,829	5,829	4,519	4,519
Accrued interest receivable	3,345	3,345	2,085	2,085
Bank-owned life insurance	10,523	10,523	10,175	10,175
Financial liabilities:
Deposits	564,990	563,337	414,758	413,838
Borrowed funds	125,344	126,244	85,426	84,855
Accrued interest payable	418	418	191	191

(14)	Asset Sale

During December 2005, the Company sold an unoccupied branch office for $600,000. A gain of $428,000 was realized on the sale.

During December 2003, the Company sold the Ogden branch for $800,000. A gain of $121,147 was deferred because the Company is now leasing this property and another property, under operating leases, from the purchaser of the Ogden branch. This gain will be recognized as a reduction of rental expense over the lives of these leases.

COOPERATIVE BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(15)	Leases

The Company has several noncancelable operating leases, primarily for office space, that expire over the next twenty years. These leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $625,000, $544,000 and $312,000 during 2005, 2004 and 2003, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2005 are (in thousands):

Year ending December 31:
2006	$665
2007	560
2008	482
2009	479
2010	481
After 2010	6,099

Total minimum lease payments	$8,766